CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2007 NOV -6 A 4: 32

82-4507

1 November 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

07027826

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 2 October 2007 till 31 October 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233515 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Ng Chooi Peng
Senior Secretariat Manager

Encs

S:\Sec\ADR\2007\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited – "Twenty-first anniversary of Raffles City Singapore"	2 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (I) Xinyun Investment Management (Hangzhou) Co., Ltd. (II) Beijing CapitaLand Xin Ming Real Estate Development Co., Ltd."	3 Oct 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Media briefing on Raffles City strategy by Mr Liew Mun Leong, President and CEO of CapitaLand Group"	3 Oct 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Clarification with reference to The Economic Times dated 4 October 2007"	4 Oct 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (I) Ivory Investments Limited (II) Sky Amber Limited (III) Sea Amber Limited (IV) Sun Amber Limited"	5 Oct 2007	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Interest payment relating to Floating Rate Notes Series 002 issued under The Ascott Capital Pte Ltd's S$1 billion Multicurrency Medium Term Note Programme"	5 Oct 2007	For Public Relations Purposes
News release by The Ascott Group Limited – "Ascott adds Georgia to its global footprint with first Citadines property"	8 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides - "Expansion on Track" to be presented to investors on 8 October 2007 at Macquarie's International Real Estate Conference in New York and London"	8 Oct 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Completion of the redemption of junior bonds relating to Wisma Technip securitisation"	8 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Reduction of interest in Malaysia Commercial Development Fund Pte. Ltd."	11 Oct 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Date of Release of Third Quarter 2007 Financial Results"	12 Oct 2007	SGX-ST Listing Manual
News release by CapitaLand Limited - "Official opening of Xizhimen Mall, Beijing"	13 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Subscription for ordinary and redeemable preference shares in the share capital of CapitaLand AIF Limited"	15 Oct 2007	SGX-ST Listing Manual
Announcement by The Ascott Group Limited - "Proposed divestment of 6 Sarkies Road"	15 Oct 2007	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited – "Chairman and CEO of American Express Company speaks at CapitaLand's 3rd Raffles International Leadership Lecture"	16 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited ("CL") - "Establishment of indirect wholly-owned subsidiary, CapitaLand Real Estate Management (Vietnam) Ltd"	16 Oct 2007	SGX-ST Listing Manual
Announcement and news release by CapitaRetail China Trust Management Limited – "Proposed acquisition of Xizhimen Mall"	18 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect associated company, Mubadala CapitaLand Real Estate – LLC"	18 Oct 2007	SGX-ST Listing Manual
Announcement and news release by CapitaMall Trust Management Limited - "(A) 2007 third quarter unaudited financial statement and distribution announcement; and (B) CMT achieves higher distribution per unit of over 19.3% for third quarter 2007"	19 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - ""Establishment of indirect wholly-owned subsidiary, CapitaLand Tianjin Co., Ltd."	19 Oct 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand acquires prime commercial site in Hangzhou, Zhejiang Province"	19 Oct 2007	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited - "(A) 2007 third quarter unaudited financial statement announcement; and (B) CCT achieved steady DPU growth of 18.9% for 3Q 2007"	23 Oct 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Presentation slides - Raffles City Singapore"	23 Oct 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - Presentation slides "3rd Quarter 2007 Financial Results - Raffles City Updates"	23 Oct 2007	For Public Relations Purposes
Announcements and news release by CapitaRetail China Trust Management Limited – "(A) 2007 third quarter unaudited financial statement and distribution announcement; and (B) CRCT's third quarter 2007 distribution exceeds forecast by 9.0%"	23 Oct 2007	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited - "Asset valuation"	23 Oct 2007	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(A) Unaudited results for the period ended 30 September 2007; and (B) ART unitholders' distribution 84% above 3Q 2006"	24 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, LOMA IT Park Developers Private Limited"	24 Oct 2007	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by The Ascott Group Limited - "(A) Establishement of indirectly wholly-owned subsidiary and joint venture company; and (B) Ascott enters Kyoto with second Citadines in Japan"	25 Oct 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Entry into lease agreement with CapitaLand Retail Project Management Pte Ltd"	25 Oct 2007	For Public Relations Purposes
News release by CapitaLand Limited - "CapitaLand Zhixin acquires three sites in Chengdu City to develop integrated township of more than 7,000 homes"	25 Oct 2007	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited - "(A) Unaudited results for the period ended 30 September 2007; and (B) Ascott achieves double-digit revenue growth for 3Q 2007"	26 Oct 2007	For Public Relations Purposes
Announcements and news release by CapitaLand Limited – "(A) 2007 Third Quarter Financial Statements Announcement; (B) CapitaLand achieves 3Q 2007 profit of S$564 million, more than two times that of 3Q 2006; and (C) CapitaLand Limited 3Q 2007 Results Presentation Slides"	26 Oct 2007	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Notice of Books Closure and Distribution Payment Date"	26 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Subscription for shares in Flicker Projects Private Limited"	29 Oct 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of Morganite Pte. Ltd"	29 Oct 2007	SGX-ST Listing Manual
Announcements and news release by CapitaMall Trust Management Limited - "(A) Proposed private placement of new units in CapitaMall Trust; (B) Notice of cumulative distribution books closure and distribution payment date; and (C) CMT private placement to raise no less than S$350 million"	29 Oct 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in paid-up share capital of indirect subsidiary, CapitaLand India Private Limited"	30 Oct 2007	SGX-ST Listing Manual
Announcement and news release by CapitaMall Trust Management Limited - "(A) Proposed private placement of 97.0 million new units in CapitaMall Trust; and (B) CapitaMall Trust's private placement fully subscribed"	30 Oct 2007	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited – "Payment of management fee by way of issue of units in CapitaRetail China Trust"	31 Oct 2007	For Public Relations Purposes

S:\Sec\ADR\2007\Oct 2007.doc

CapitaLand

For Immediate Release
2 October 2007

NEWS RELEASE

Twenty-first Anniversary of Raffles City Singapore

New logo launched at 21st Anniversary celebrations

Singapore, 2 October, 2007 – CapitaLand Limited today celebrated the 21st Anniversary of Raffles City Singapore and also launched a new logo for the iconic Raffles City brand.

The event was held at the Raffles City Convention Centre and was officiated by Minister Mentor Lee Kuan Yew. Also present were Dr Richard Hu, Chairman of CapitaLand Group, Mr Liew Mun Leong, President and CEO of CapitaLand Group, and other CapitaLand board members and senior management.

Speaking at the event, Minister Mentor Lee said that over the past two decades, Raffles City was an iconic landmark that had added to the unique Singapore brand and gained international recognition for itself and Singapore. Its continued vibrancy throughout the 21 years was testimony to the foresight of its developers. He also noted that as Raffles City developments go global, CapitaLand is also bringing other "Made in Singapore" retailers along.

"I congratulate CapitaLand for being a trailblazer for Singapore companies. It is leveraging its real estate and financial capabilities to seek out business opportunities beyond conventional markets, and in the process extending Singapore's footprint in the global arena. I hope that CapitaLand will continue to leverage this same spirit of enterprise, adventure and derring-do to establish new internationalisation frontiers, exporting the 'Made in Singapore' Raffles City concept to other emerging cities in Asia," Mr Lee added.

After his speech, MM Lee witnessed the unveiling of the new Raffles City logo, which was done for the existing Raffles City Singapore and Raffles City Shanghai. He was also accompanied by Dr Hu and Mr Liew as he viewed the various models of the new Raffles City developments that were coming up in Beijing, Bahrain and Chengdu.

On the Raffles City brand, Mr Liew said: "Raffles City has tremendous business opportunities for the group to leverage upon. This re-branding is another step towards realizing its investment potential. We have said that we would grow the number of Raffles City developments globally to 10 or even more. We are working on this, with prospects in several gateway cities."

The architects of the new Raffles City developments were also present at the event to explain their designs and answer questions, including Steven Holl, the architect for Raffles City Chengdu; Stephen Pimbley, who designed Raffles City Beijing and Rafael Vinoly, the architect for Raffles City Bahrain.

About Raffles City

The 'Raffles' name is synonymous to Singapore and the descriptor 'City' connotes the central location and integrated nature of these developments.

The ground-breaking ceremony of the first Raffles City (in Singapore) was held on 14 August 1980 and was officiated by the then Minister for Finance, the late Mr Hon Sui Sen. It was officially opened by the then Deputy Prime Minister Goh Chok Tong in 1986.

CapitaLand's 'Raffles City'-branded integrated developments in Singapore and Shanghai have attracted international tenants and retailers with their well-designed office spaces and exciting retail experiences. CapitaLand is building Raffles City Beijing; it is also developing Raffles City Bahrain and has just acquired a prime commercial site in Chengdu, a capital city in Sichuan, to build Raffles City Chengdu.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 2 October 2007

Media Contact
Ng Wei Joo
Communications
HP: (65) 98293211 DID: (65) 68233532
Email: ng.weijoo@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID: (65) 68233210
Email: harold.woo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) XINYUN INVESTMENT MANAGEMENT (HANGZHOU) CO., LTD.
(II) BEIJING CAPITALAND XIN MING REAL ESTATE DEVELOPMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in The People's Republic of China:

Name	: Xinyun Investment Management (Hangzhou) Co., Ltd.
Principal Activity	: Management and Consulting
Registered Capital	: USD20 million

Name	: Beijing CapitaLand Xin Ming Real Estate Development Co., Ltd.
Principal Activity	: Real Estate Development and Management
Registered Capital	: RMB220 million

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
3 October 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	03-Oct-2007 18:47:49
Announcement No.	00128

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media briefing on Raffles City strategy by Mr Liew Mun Leong, President and CEO of CapitaLand Group

Description

Following yesterday's (2 October 2007) celebration of Raffles City Singapore's 21st Anniversary and the launch of the new Raffles City logo by Minister Mentor Lee Kuan Yew, CapitaLand held a follow-up media briefing today (3 October 2007) on its future plans for the Raffles City brand. The following salient points were mentioned by Mr Liew during the briefing:

1) CapitaLand aims to have five more Raffles City developments within the next five years, making a total of 10;

2) The likely locations for future Raffles City developments include China, which may have two or three more such developments;

3) Other countries and gateway cities that have expressed interest in having CapitaLand develop a Raffles City development include India, Vietnam, Japan, and gateway cities in countries such as Russia and the Gulf Co-operation Council (GCC) region;

4) CapitaLand may inject the Raffles City developments into a Raffles City REIT, once all the developments are stable and deliver good yields; and

5) CapitaLand aims to manage 10 Reits eventually, possibly within "a relatively short time".

Attachments:

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2007 NOV -5 A 4:02

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	04-Oct-2007 12:48:14
Announcement No.	00050

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Clarification with reference to The Economic Times dated 4 October 2007
Description	With reference to The Economic Times article entitled "CapitaLand all set to form 50:50 JV with DS Kulkarni" dated 4 October 2007, CapitaLand would like to state the following: "CapitaLand is currently sourcing for various opportunities in India. In the course of our business dealings, we will have discussions with various interested parties. We will make the necessary announcements at the appropriate time if there are any firm developments."
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) IVORY INVESTMENTS LIMITED
(II) SKY AMBER LIMITED
(III) SEA AMBER LIMITED
(IV) SUN AMBER LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Mauritius:

Name	:	Ivory Investments Limited
Principal Activity	:	Investment holding
Stated Capital	:	S$2 comprising 2 ordinary shares of no par value
Name	:	Sky Amber Limited
Principal Activity	:	Investment holding
Stated Capital	:	S$2 comprising 2 ordinary shares of no par value
Name	:	Sea Amber Limited
Principal Activity	:	Investment holding
Stated Capital	:	S$2 comprising 2 ordinary shares of no par value
Name	:	Sun Amber Limited
Principal Activity	:	Investment holding
Stated Capital	:	S$2 comprising 2 ordinary shares of no par value

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 October 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Oct-2007 18:34:43
Announcement No.	00131

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Interest payment relating to Floating Rate Notes Series 002 issued under The Ascott Capital Pte Ltd's S$1 billion Multicurrency Medium Term Note Programme
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAGL.Floating.Rates.Notes.pdf Total size = **46K** (2048K size limit recommended)

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A Member of CapitaLand

THE ASCOTT GROUP LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER THE ASCOTT CAPITAL PTE LTD'S S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747 (2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, The Ascott Group Limited wishes to announce the following interest payment in respect of the S$65 Million Floating Rate Notes Due 2010 (the "Series 002 Notes") issued under the S$1 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, The Ascott Capital Pte Ltd.

Principal Amount of Notes	:	S$65 Million
Interest Period	:	From 27 April 2007 (inclusive) to 29 October 2007 (exclusive)
No. of days	:	185 days
Interest Rate	:	3.13248% per annum
Interest Amount	:	S$3,969.24 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	:	29 October 2007
Ex-Date	:	18 October 2007
Record Date	:	5 p.m., 22 October 2007
Paying Agent	:	Citicorp Investment Bank (Singapore) Limited, 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Hazel Chew/ Lam Chee Kin
Joint Company Secretaries
5 October 2007

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2007 NOV -5 A 4:53

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Oct-2007 12:56:24
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott adds Georgia to its global footprint with first Citadines property
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.Georgia.Citadines.8Oct07.pdf Total size = **194K** (2048K size limit recommended)

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For Immediate Release

NEWS RELEASE

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

ASCOTT ADDS GEORGIA TO ITS GLOBAL FOOTPRINT WITH FIRST CITADINES PROPERTY

Ascott – First international serviced residence company to enter Georgia

Singapore, 8 October 2007 – The Ascott Group (Ascott) has secured a management contract from Amtel Properties Development (Amtel) for a new serviced residence in Georgia. To be named Citadines Tbilisi Freedom Square, the 65-unit property will add Georgia to Ascott's global footprint. Ascott will be the first international serviced residence operator in the country when the property opens in the second half of 2008. Ascott's entry into Georgia will boost the Group's expansion into the emerging Eastern European market.

Citadines Tbilisi Freedom Square is centrally located in the heart of town, next to Freedom Square, a popular tourist attraction. Cafes, restaurants and supermarkets are conveniently located within a few minutes' walk. The seven-storey property, which is under development, brings Ascott's European portfolio to over 5,600 units in 49 properties.

Mr Lim Chin Beng, Ascott's Chairman, said: "Europe is a key market for Ascott's global expansion, and Georgia presents us with the unique opportunity to establish first-mover advantage as there is currently no international serviced residence operator in the country. The Georgia government's prudent macroeconomic policies, public sector reforms and concerted efforts to attract foreign direct investments (FDI) are expected to boost the country's growth prospects, especially in the tourism and hospitality sectors. The timing is right for Ascott to enter the market now."

Ms Jennie Chua, Ascott's President & CEO, said: "With growing FDIs into the country and increasing business activity in Tbilisi, we foresee strong growth in the demand for quality accommodation by international business visitors as well as intra-regional business travellers from the Commonwealth of Independent States (CIS). Citadines Tbilisi Freedom Square, when opened, will not only allow the Group to grow its market presence in Europe but also further enhance the visibility of our 'Citadines' brand in the region."

Mr Sudhir Gupta, Amtel's Founder and Chairman, said: "We are pleased to award the management of Citadines Tbilisi Freedom Square to Ascott. Being an international serviced residence company with proven record in managing a global portfolio of award-winning properties, Ascott will certainly bring value to our hospitality businesses in the region."

Georgia is located in the Caucasus at the east coast of the Black Sea, and is bordered on the north by Russia, the south by Turkey and Armenia, and the east by Azerbaijan. With a rich cultural and historical heritage, the country has a strong tourism appeal. It has an educated labour force, widespread land ownership, a long tradition of entrepreneurship, and a rich resource base that offers strong economic growth potential.

According to the World Bank, Georgia's gross domestic product in 2006 grew by 9.4% to reach US$7.9 billion. Business Monitor International also reported that Georgia's FDI more than doubled in 2006 to reach US$1.1 billion, as compared to the US$450 million achieved in 2005. More multinational companies are also venturing into Georgia. For example, British Petroleum and its partners have invested US$5 billion over the last ten years to develop oil and gas pipelines in the country; HSBC Bank has also announced that it will set up HSBC Bank Georgia in Tbilisi.

Georgia received 900,000 visitors in 2006; the government is targeting to achieve 3.5 million visitors by 2011[1]. According to a recent survey commissioned by Georgia's department of Tourism, 63.6% of the foreigners who arrive in Georgia are there for business and professional purposes. There are currently four international-class hotels in Georgia; they are all located in Tbilisi and supply about 400 rooms in total.

The management contract is not expected to have any material impact on the net tangible assets of earnings per share of The Ascott Group Limited for the current financial year.

About Amtel Group of Companies

Founded by Mr Sudhir Gupta in the late 1980s, Amtel Group of Companies has successfully established itself in a wide range of industries in Russia and CIS ranging from petrochemicals trading to juice manufacturing. From the late 1990s, Amtel primarily focused on manufacturing and distribution of tyres. Today, Amtel-Vredestein is the fourth largest tyre producer in Europe with a 35% share of Russian automobile tyre market and sales of US$850 million. Recently Mr Gupta started investing heavily into real estate in Russia and CIS, diversifying his business interests. Amtel Properties Development has a sizeable land bank and an impressive portfolio of properties in Russia, Ukraine and Georgia.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 14,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as another 5,200 units which are under development, making a total of over 19,200 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 52 cities in 23 countries, 10 of which are cities where Ascott's serviced residences are being newly developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur,

[1] Source: "A colourful history, inviting coastal resorts and quality cuisine", The Wall Street Journal, 12 September 2007

Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence', Forbes China 2008 'China's Best Serviced Apartments', TravelWeekly Asia Industry Awards 2007 'Best Serviced Residence (Group)', China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit http://www.theascottgroup.com/aboutus/awards_and_accolades.html?year=2007

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.theascottgroup.com/aboutus/group_directory.html

---

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media
Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6586 0479 Hp: (65) 98453361 Email: huang.peiling@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6586 0482 Hp: (65) 93627652 Email: foo.siewshyan@the-ascott.com

Analyst
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Oct-2007 17:16:16
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides "Expansion on Track" to be presented to investors on 8 October 2007 at Macquarie's International Real Estate Conference in New York and London
Description	The attached announcement by CapitaLand Limited on the above matter is for information.
Attachments:	CapitaLand.Presentation.Oct2007.pdf Total size = **1766K** (2048K size limit recommended)

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82 - 4507

CapitaLand

Expansion on Track

Harold WOO, Senior Vice President Investor Relations



October 2007

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CAPITALAND - Unique Market Leader

Market Leadership	**LARGEST** Real Estate Company In South-East Asia	**LEADING** Foreign Real Estate Developer In China	**LARGEST** Retail Mall Owner/ Manager In Asia	**LARGEST** Serviced Residence Company Outside USA	**LEADING** Asia-Based RE Fund & REIT Manager

Footprint — More Than 90 Cities in Over 20 Countries

Competencies — Real Estate Domain Knowledge · Capital-Efficient Business Model · Financial Skills

Asian Growth R.E. Boom — Rapid Urbanisation · Consumption Growth · Evolving Capital Markets · Investment Inflow

Complete Real Estate Value Chain



Investor
Developer
Manager
Operator
Financial Advisor
Fund Manager
Total Shareholder Returns
of S$17.3b since inception in Nov 2000

Capital efficient business model for sustainable growth

Presence...

Real estate & hospitality portfolio in more than 90 cities in over 20 countries



- COMMERCIAL
- RESIDENTIAL
- RETAIL
- SERVICED RESIDENCES
- FINANCIAL SERVICES
- INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS
- △ FUTURE PRESENCE

Landmark International Projects



Canary Riverside, London



AIG Tower, Hong Kong



Freshwater Place, Melbourne



Capital Tower, Singapore



Raffles City Shanghai



Capital Tower Beijing

Our Partners

Real Estate & Hospitality		Financial Services
AIG	信和集團 SINO GROUP	ARCAPITA
MUBADALA DEVELOPMENT	Sun Hung Kai Properties	citigroup
GIC	TEMASEK HOLDINGS	Hong Kong Housing Authority
Mitsubishi Estate	TCC Land Company Limited	ING Re
ShinYoung	WAL*MART	JPMorgan
		UBS

Our Business Model




CapitaLand
Real Estate
Hospitality
Financial Svcs
Residential
Retail
Commercial
ILEC
Serviced Residences
Financial
100%
100%
100%
100%
66.8%
100%
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC *
THE ASCOTT
CapitaLand Financial
54.2%
31.1%
31.1%
18.8%
27.7%
AUSTRALAND
CapitaMall Trust
CapitaCommercial Trust
ASCOTT
REIT & Fund Management
20.0%
20.0%
30.0%
CapitaRetail
Quill Capita Trust

CapitaLand Group comprises 8 listed Companies with total Market Capitalisation of more than S$33.8 billion**

➊ *Other Listed Entities*   * *Integrated, Leisure, Entertainment & Conventions*   ** *as at 28 Sept 2007, net of common holdings*

Asia Focus



Proportion of World GDP (at PPP)
25
20
15
10
5
0
2005
2020
Asia's proportion of world GDP
-- 2005: 35%
-- 2020: 43%
21.0
19.1
20.8
19.0
13.7
19.4
9.1
10.5
8.1
4.1
7.7
7.6
6.7
4.5
6.2
8.8
4.1
4.5
2.6
2.5
EU
US
China
Rest of Asia
Others
Latin America
Japan
India
Middle East & North Africa
Russia

Source: EIU & CapitaLand Research

CapitaLand

Window to Asian Growth



CapitaLand
Capital Efficient Model + Shareholder Value Focus
Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

The Value Chain & Value Creation


Land Purch.
Approvals
Construction
Leasing
Operating
Investment
LOWER VALUE ADDED
HIGHER
VALUE ADDED
REAL
ESTATE
ASSET
VALUE

Capital Management - Structural Clarity


CAPITALAND
REITS
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG
Private Funds
TAG
CMT
CCT
CRCT
ART
QCT
1
2
3
4
5
6
7
8
9
10
11
12
13
14

CapitaLand


28 Sept 2007
CapitaLand
S$22,848m
(Market Cap)
31%
CMT
6,099
20%
CRCT
1,332
19%
30%
CCT
3,929
54%
APG
2,816
67%
TAG
2,614
19%
ART
1,149
27%
QCT
133
30%
Total = S$40.9 bn
Net common holdings = S$33.8 bn

Our Financial Performance



CapitaLand

Strong Earnings Performance


*PATMI
S$mil
1,600
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
2006
1H2007

*PATMI: Profit After Tax & Minority Interest

CapitaLand

1H 2007 – Record Profits (Base on FRS 40)

	1H 2006	1H 2007	Change
EBIT (S$ million)	538.3	2,044.2	⬆ 279.8%
PBT (S$ million)	394.7	1,855.9	⬆ 370.3%
PATMI (S$ million)	286.7	1,520.7	⬆ 430.3%
EPS (S cents)	10.4	54.4	⬆ 423.1%

CapitaLand

FRS40 – Investment Property

1. Effective 1 January 2007
2. Adopted Fair Value Model
3. Revalue twice a year (June & December)
4. All gains/(losses) taken into the P/L

Excluding Revaluations

S$ million	1H 2006	1H 2007	Change
PATMI	286.7	1,520.7	↑ 430.3%
PATMI Ex. Reval.	286.7	873.3*	↑ 204.6%

* Excludes 1H 2007 revaluations of S$647.4m.

EBIT by SBUs (excluding revaluations)

(S$ million)	1H 2006	1H 2007	Change
Residential	286.9	396.4	↑ 38.2%
Commercial	101.4	602.9	↑ 494.6%
Retail	39.9	44.7	↑ 12.0%
Financial Svcs	25.5	45.4	↑ 78.0%
Serviced Residences[1]	63.2	169.7	↑ 168.5%
Others & Consol Adj[2]	21.4	81.3	↑ 279.9%
Total EBIT	538.3	1,340.4	↑ 149.0%

1. Inclusive of both The Ascott Group and Ascott Residence Trust
2. 1H07 primarily consisting of gain from placement of ART units
   1H06 includes results from Raffles Holdings Limited Group

EBIT Breakdown – Excluding Revaluation

EBIT by Geography



Australia & NZ, 9%
Europe 3%
China** 24%
Other Asia* 2%
Singapore 62%

* includes: Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, India & Indonesia

** includes Hong Kong & Macau

EBIT by SBU



Others^^ 6%
Serviced Residences 13%
Residential 30%
Financial Svcs 3%
Retail 3%
Commercial 45%

^ Includes Corporate & Others

^^ primarily consisting of gains from placement of ART units

Capital Allocation by Geography 2001 to 1H2007



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6%
7%
7%
12%
Europe
7%
6%
6%
9%
11%
16%
19%
21%
21%
20%
Australia & New Zealand
Singapore
Other Asia*
China
6%
7%
7%
9%
18%
23%
25%
2001
2002
2003
2004
2005
2006
1H2007

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

Financial Capacity

	1H 2006	1H 2007	Change
Net Debt (S$ billion)	4.97	4.56	Decreased
Equity (S$ billion)	9.06	10.74	Increased
Net Debt / Equity	0.55	0.43	Decreased
% Fixed Rate Debt	61	78	Increased
Ave Debt Maturity (Yr)	2.77	4.25	Increased

Financial Capacity


S$ billion
12
11
10
9
8
7
6
5
4
Equity
Net Debt
2002
2003
2004
2005
2006
2007

Drivers For Sustainable Growth



CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

Residential – Singapore

Sold 1,260 units as at end Jul 2007

- Sales value S$2.87 billion

- The Orchard
  - Super-luxury product
  - Sold 123 of 175 units
  - Highest price: S$5,500 psf for a penthouse

- **The Seafront on Meyer**
  - Sold 252 of 327 units
  - Price: S$1,400 – S$2,000 psf



The Orchard Residences, Singapore

CapitaLand

Residential – Singapore Pipeline

1st Half Acquisitions : 4.37m sqft GFA
S$2.3 billion

- **Gillman Heights**
  - GFA: 1.76m sqft leasehold site
  - S$548m
  - S$363 psf ppr (inclusive of differential premium)
- **Char Yong Gardens**
  - GFA: 261,167 sqft freehold site
  - S$420m
  - S$1,788 psf ppr (inclusive of development charge)
- **Farrer Court**
  - GFA: 2.35m sqft leasehold site
  - S$1,338m
  - S$783 psf ppr (inclusive of differential premium)


Gillman

Total landbank : 5.5m sqft GFA

Commercial – Singapore

- **One of the largest owner/manager in Downtown Core in Singapore**
  - Net Lettable Area of approximately 3.4m sqft worth >S$5b
- **To benefit from tight office space market**
  - Over 56% of leases due for renewal in 2008-2009
- **Singapore Office sector will remain a core holding**
- **Reconstitute office portfolio**
  - Divesting some existing assets and investing in new developments
  - eg. sale of Temasek Tower, Chevron House, acquired remaining stake in One George Street

Office Expiry Profile (@Jul'07)



40.0%
30.0%
20.0%
10.0%
0.0%
10.8%
31.3%(1)
25.1%
16.5%
15.3%
2007
2008
2009
2010
Beyond 2010

(1) Excludes a rent review case appr. 3.4% of NLA which is reflected under "Beyond 2010", the relevant period for which this lease expires

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

China Diversified Growth
- Four Strategic Thrusts

Residential
Building 35,000 homes together with our partners,

Retail
Over 100 malls
Across China

Integrated Dev
Raffles City in
Gateway Cities

Serviced Residences
Target 10,000 units
by 2010



Bohai
Economic Rim
Beijing
Central
China
Zhengzhou
Yangtze
River Delta
Shanghai
South Western
China
Chengdu
Pearl
River Delta
Guangzhou
CAPITALAND RESIDENTIAL
CAPITALAND COMMERCIAL
CAPITALAND RETAIL
CAPITALAND FINANCIAL
THE ASCOTT GROUP
CAPITALAND INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS

⇨ Started in 1994, with over 3,000 staff in 40 Chinese cities. *(as at 31 August 2007)*

Multi-Sector Property Player

Attributable* GFA in sqm (total ~ 10.1m sqm)
(not including Serviced Residences)



Retail
32%
Residential
60%
Commercial
8%

* Effective stake in JV partners: CL Zhixin (50%), Central China Holdings (36.1%), Laifung Holdings (20%)

Residential – China

Sold 1,130 units as at end Jul 2007
- Total sales value RMB2.64 billion (S$550 million)

- **Shanghai**

Oasis Riviera	: 93% sold
Parc Trésor	: 96% sold
Westwood Green	: 73% sold
Summit Residences (Ningbo)	: 53% sold

- **Beijing**

La Forêt	: 90% sold
Beijing Orchid Garden	: 72% sold

- **Guangzhou**

Beau Monde	: 98% sold

(Based on the number of units launched to-date)


Summit Residences, Ningbo


Beau Monde, Guangzhou


Parc Tresor, Shanghai

Residential – China Pipeline

1st Half Acquisitions:

- **Chengdu City** : RMB1.42 billion
  - Secured site for RMB1.17 b
    - ➢ ~414,000 sqm GFA
    - ➢ ~3,800 homes
  - JV secured 1st site for RMB251.9m
    - ➢ 222,596 - 242,832 sqm GFA
    - ➢ ~1,600 homes
- **Shanghai**
  - Prime Qingpu District
    - ➢ ~62,887 sqm GFA
    - ➢ ~200 low-density homes
- **Beijing**
  - 1-km N.E. of Forbidden City
    - ➢ ~15,130 sqm GFA
    - ➢ ~ 80 homes


Highway
SITE
City Centre
3rd Ring Road
Raffles City Chengdu

CapitaLand

Residential - China

Target to launch about 2,000 units in 2007

Presence in 25 cities

- Yangtze River Delta
  - Hangzhou site › 1,200 units
  - Ningbo site › 1,100 units
- Bohai Economic Rim
  - Beijing 2 sites › 1,100 units
- Pearl River Delta
  - Guangzhou site › 3,000 units
  - Foshan 3 sites › 1,900 units
- South Western China
  - Chengdu Zhixin JV › 25,000 units
- Central China
  - Central China Holdings >4 mil sqm (Zhengzhou)

>35,000 units in high-growth regions



Bohai Economic Rim
Beijing
Central China
Yangtze River Delta
South Western China
Zhengzhou
Shanghai
Chengdu
Guangzhou
Pearl River Delta

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

Leading Mall Owner/Manager in Asia



Jin Niu Mall, Chengdu



La Park Mizue, Tokyo



Clarke Quay, Singapore

No. 1 retail mall manager/ owner in Singapore

The Group manages/ owns over 92 retail malls measuring more than 42.3 million sq ft

Singapore	16 malls
China	72 malls
Japan	5 malls
Malaysia	2 malls

Note: Figures based on operational malls owned/managed by Group, including pipeline of 35 retail malls with MOUs signed in Jan'07.

Pipeline of malls in China through JVs with:

- Shenzhen International Trust & Investment Company (SZITIC) for malls anchored by Wal-Mart
- Beijing Hualian Group for malls in Beijing and elsewhere in China



Xinwu Mall, Wuhu



Wangjing Mall, Beijing



VivoCity, Singapore

• Retail – Singapore
Premier Retail Concept

ion ORCHARD 'CENTRE OF GRAVITY' FOR RETAIL

- World's finest retail offering & flagship concept
- NLA of 660,000 sqft

- **ION²**
  - 33,000 sqft, sheltered public venue
- **ION Sky**
  - Observation deck on 55th and 56th floors
  - Venue for international shows and product launches
- **ION Art**
  - 5,300 sqft, Arts exhibition space





CapitaLand

Retail – Singapore
Expansion through development

- To build, own and manage Retail and Entertainment zone of integrated hub at Vista Xchange, one-north
  - Total GFA of approximately 24,000 sqm with gross investment of approximately S$380m
  - Project adjacent to MRT and will complement bustling nearby Rochester and Holland Village enclave
  - Civic & cultural zone of the integrated hub to house 5,000 seats world class auditorium
  - Expected completion 2011





CapitaLand

Retail China...

Geographically Diversified in Multi-Tiered Cities

Currently, 33 retail malls across China
New Memorandums of Understandings[1] signed to acquire over 35 retail malls in major provinces/cities which include Beijing, Guangdong, Sichuan, Shandong & Inner Mongolia

Potentially own/manage over 70 retail malls across China



Anyang
Xinxiang
Mianyang
Chengdu
Deyang
Yibin
Yiyang
Zhaoqing
Zhanjiang
Zibo
Weifang
Yangzhou
Kunshan
Nanchang
Quanzhou
Foshan
Huiyang
Dongguan
Shenzhen
Shunde

☆ CapitaRetail China Trust (CRCT)
● CapitaRetail China Development Fund (CRCDF)
○ CapitaRetail China Incubator Fund (CRCIF)
○ CapitaLand (CL)

[1] *CapitaLand press release dated 15 January 2007*

Retail – China Pipeline Increasing

- **Signed Co-operative Agreement with China Vanke Co.,Ltd**
  - Pipeline to strengthen retail footprint
  - Strategic partnership with China's largest residential developer
  - Acquire existing and new retail components within Vanke's townships
  - Strong endorsement of retail platform & on-ground delivery capabilities


VANKE 万科

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

Financial Services

New:
CapitaRetail India Development Fund: To raise US$600m by end '07



18
16
13
10
8
5
3
0
S$Billion
15.7
14.3
8.5
6.0
3.1
2003
2004
2005
2006
1H2007
■ REITS
Private Funds

AUM includes ART & Ascott Serviced Residence (China) Fund, which are managed by CapitaLand's subsidiary, The Ascott Group

Financial Services – Asia's Largest

- **Asia's largest property fund manager**
- **Total of 5 REITs and 14 private real estate funds**

  4 new private funds closed as at Sep 2007
  - Malaysia Commercial Development Fund : Fund size US$270m
  - Raffles City Bahrain Fund : Fund size US$350m
  - Ascott Serviced Residence (China) Fund : Fund size US$500m
  - CapitaRetail China Development Fund II : Fund size US$600m



Financial Services

- All 4 S-REITs' DPU exceeded forecast
- Total Return outperformed STI (28 Sept'07)

REIT	DPU		Total Return (%)	
	1H07 Actual (cents)	% above forecast	Since Listing	Past 12mths
CCT	4.23	↑ 11.9[1]	↑ 175	↑ 47
CMT	6.12	↑ 8.1[2]	↑ 425	↑ 69
CRCT	3.21	↑ 9.6[3]	↑ 162	nm*
ART	3.60	↑ 5.0[4]	↑ 74	↑ 70
QCT	3.99 (sen)	Inline[5]	↑ 55	nm*
			STI	+43%

CapitaCommercial Trust | CapitaMall Trust | CapitaRetail China Trust | QuillCapita Trust | ASCOTT Residence Trust

1 : CCT Circular dated 15Aug'06
2 : CMT Offer Information Statement dated 29Aug'06
3 : CRCT Prospectus dated 29Nov'06
4. ART Information Statement dated 12Mar'07
5. QCT Prospectus dated 11Dec06
* Listed for less than 12 months

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

– Increased Presence, Greater Reach

THE ASCOTT GROUP

- **Achieved PATMI of S$97.8m in 1H 2007, ⬆ 6%**
- **Ascott Serviced Residence (China) Fund**
  - raised US$500m
  - incubator fund to expedite development in China
- **Committed S$371m investments in 1H 2007**
  - 7 properties in China, India, Japan, Germany & UK
  - JV with Amtel Properties Development in Russia
- **Increased portfolio by 1,300 units through new investments and new management contracts**
  - Total of 19,500 units in 50 cities



Somerset Al Fateh, Manama



CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets/Products
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

CapitaLand

New Markets/Products - Residential

- **Vietnam – Ho Chi Minh City**
  - 'The Vista', 273 units launched in Phase 1 fully booked
  - Acquired 4th site, **doubling pipeline to 2,800 homes**
- **Thailand – Bangkok**
  - **Total units launched since 2004: 1,746***
    - Athenee Residence : 97% sold
    - Villa Rachakru :100% sold
    - The Empire Place : 62% sold
    - The Emporio Place : 91% sold
    - Villa Rachtewi : 94% sold
- **India – Mumbai**
  - 70% of 295 units released sold in 1H 2007







*(Based on the number of units launched to-date)

New Market/Products - Malaysia

Entering Malaysia through acquisitions

Retail (seed assets for proposed pure play Malaysian REIT)

- **Gurney Plaza, Penang**
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sqft
- **MINES Shopping Fair, Selangor**
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sqft

Commercial (growing asset base)

- **Quill Capita Trust ("QCT")**
  - Acquired:
    - ➢ Wisma Technip : RM125m
    - ➢ Plaza Mont' Kiara : RM90m


Gurney Plaza, Penang





CapitaLand

New Markets/Products – Raffles City Developments

- **3 new RAFFLES CITY to add to Raffles City Singapore & Raffles City Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City BAHRAIN
- **Target 10 RAFFLES CITY Developments**


Raffles City Beijing


Raffles City Bahrain

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
Leverage on oil rich resource
Countries & rising affluence

New Markets
Planting seed

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 47% of total assets

New Business - ILEC (Macao Studio City)

- **1st ILEC project**
  - Centrally located in Macao's upcoming Cotai Strip
  - Total cost estimated at US$2b (Effective stake of 20%)
  - Operator partners & world famous brand names : Playboy Enterprises, Ritz Carlton, Marriott & W Hotels
  - Commenced piling on site: end May 2007


City of Dreams
Galaxy Mega Resort
Venetian Resort
Four Seasons
Shangri-La
Sheraton
Holiday Inn
Hilton/ Conrad
Fairmount Raffles
Hengqin Island
Ecological Reserve
Golf Course
Cotai Strip


Macao Studio City

CapitaLand

New Business - GCC (Abu Dhabi)

- **JV (49/51) with Mubadala Development Company**
  - Prime 140 hectares integrated development, 15 minutes from city centre
  - Total project cost of US$4 billion – US$5 billion
  - Develop ~ 9,000 residential units over phases
  - Phase 1A cost ~ S$480 million



Corporate Initiatives



CapitaLand

CSR - Green Initiatives

- Achievements to date:
  - 4 ASEAN Energy Awards
  - 13 S'pore BCA Green Mark Awards
  - 1 HK-BEAM Award
  - 1 Green Building Award (China)
- Green Committee to spearhead initiatives
- To attain ISO14000 certification Group-Wide (for environmental management systems)

GREEN MARK HK-BEAM

Property giant CapitaLand's green efforts pay off as it clinches 10 out of 27 Green Mark awards
The Straits Times, 11 May 2007

Gold for green



CapitaLand FOUNDATION

CSR – Corporate Philanthropy



- Focus on underprivileged children
  - Supported charities – Beyond Social Services, Pathlight School, Children's Cancer Foundation, Rainbow Centre, S'pore Autism School, Mainly I Love Kids (MILK)
- 3rd CapitaLand Hope School was opened in April in Huangmaoling, Yunnan
- Volunteer teaching by CapitaLand staff over 10 days
- " Building for Tomorrow" Book - inspired by the online interest on the 10 day volunteer programme



Building People



- **CapitaLand Institute of Management and Business**
  - Invest in management bench strength
- **Learning & development institute**
  - Imbue CapitaLand's core values in employees
  - Equip employees with the knowledge, skills & attitudes needed to excel in a dynamic environment

CLIMB
Building People

Networking

Leadership Development

Learning & Development Programs
(General executive management programs)

Reinforcing CapitaLand's Core Values

Thank You



CapitaLand

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Oct-2007 17:53:04
Announcement No.	00098

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Completion of the redemption of junior bonds relating to Wisma Technip securitisation"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.Redemption.Completion.8Oct07.pdf Total size = **20K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

COMPLETION OF THE REDEMPTION OF JUNIOR BONDS RELATING TO WISMA TECHNIP SECURITISATION

Further to the announcement dated 8 June 2007, the Board of Directors of CapitaCommercial Trust Management Limited (the "**Manager**"), the manager of CapitaCommercial Trust ("**CCT**"), is pleased to announce that, following the completion of the sale of Wisma Technip to Quill Capita Trust, Aragorn ABS Berhad (the "**Issuer**") has, on 3 October 2007, redeemed 100% of the junior bonds[1] issued by it. The junior bonds were issued by the Issuer as part of an asset-backed securitisation (the "**Securitisation**") over Wisma Technip in 2006 and CCT owned 100% of the junior bonds.

Based on the sale price of Wisma Technip of RM125.0 million (S$56.1 million[2]) and the terms of the Securitisation, CCT has received approximately RM55.4 million (S$24.1 million[3]) from the redemption of the junior bonds, which includes the additional interest payments in respect of the coupons of the Class D Bonds amounting to RM9.0 million (S$3.9 million[3]).

The above transaction is not expected to have any material impact on the net tangible assets or earnings per unit of CCT for the financial year ending 31 December 2007.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
8 October 2007

1 The junior bonds comprise (i) Class C Bonds in principal amount of RM20.0 million issued by the Issuer and (ii) Class D Bonds in principal amount of RM25.0 million issued by the Issuer.
2 All currency conversions are based on exchange rate of S$1.00 to RM0.449.
3 All currency conversions are based on exchange rate of S$1.00 to RM0.4347.

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CCT ("**Units**").

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CCT ("**Units**").

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

COMPLETION OF THE REDEMPTION OF JUNIOR BONDS RELATING TO WISMA TECHNIP SECURITISATION

Further to the announcement dated 8 June 2007, the Board of Directors of CapitaCommercial Trust Management Limited (the "**Manager**"), the manager of CapitaCommercial Trust ("**CCT**"), is pleased to announce that, following the completion of the sale of Wisma Technip to Quill Capita Trust, Aragorn ABS Berhad (the "**Issuer**") has, on 3 October 2007, redeemed 100% of the junior bonds[1] issued by it. The junior bonds were issued by the Issuer as part of an asset-backed securitisation (the "**Securitisation**") over Wisma Technip in 2006 and CCT owned 100% of the junior bonds.

Based on the sale price of Wisma Technip of RM125.0 million (S$56.1 million[2]) and the terms of the Securitisation, CCT has received approximately RM55.4 million (S$24.1 million[3]) from the redemption of the junior bonds, which includes the additional interest payments in respect of the coupons of the Class D Bonds amounting to RM9.0 million (S$3.9 million[3]).

The above transaction is not expected to have any material impact on the net tangible assets or earnings per unit of CCT for the financial year ending 31 December 2007.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
8 October 2007

---

1 The junior bonds comprise (i) Class C Bonds in principal amount of RM20.0 million issued by the Issuer and (ii) Class D Bonds in principal amount of RM25.0 million issued by the Issuer.
2 All currency conversions are based on exchange rate of S$1.00 to RM0.449.
3 All currency conversions are based on exchange rate of S$1.00 to RM0.4347.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Oct-2007 17:53:04
Announcement No.	00098

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Completion of the redemption of junior bonds relating to Wisma Technip securitisation"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.Redemption.Completion.8Oct07.pdf Total size = **20K** (2048K size limit recommended)

Close Window

CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

COMPLETION OF THE REDEMPTION OF JUNIOR BONDS RELATING TO WISMA TECHNIP SECURITISATION

Further to the announcement dated 8 June 2007, the Board of Directors of CapitaCommercial Trust Management Limited (the "**Manager**"), the manager of CapitaCommercial Trust ("**CCT**"), is pleased to announce that, following the completion of the sale of Wisma Technip to Quill Capita Trust, Aragorn ABS Berhad (the "**Issuer**") has, on 3 October 2007, redeemed 100% of the junior bonds[1] issued by it. The junior bonds were issued by the Issuer as part of an asset-backed securitisation (the "**Securitisation**") over Wisma Technip in 2006 and CCT owned 100% of the junior bonds.

Based on the sale price of Wisma Technip of RM125.0 million (S$56.1 million[2]) and the terms of the Securitisation, CCT has received approximately RM55.4 million (S$24.1 million[3]) from the redemption of the junior bonds, which includes the additional interest payments in respect of the coupons of the Class D Bonds amounting to RM9.0 million (S$3.9 million[3]).

The above transaction is not expected to have any material impact on the net tangible assets or earnings per unit of CCT for the financial year ending 31 December 2007.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
8 October 2007

---

1 The junior bonds comprise (i) Class C Bonds in principal amount of RM20.0 million issued by the Issuer and (ii) Class D Bonds in principal amount of RM25.0 million issued by the Issuer.
2 All currency conversions are based on exchange rate of S$1.00 to RM0.449.
3 All currency conversions are based on exchange rate of S$1.00 to RM0.4347.

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CCT ("**Units**").

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

REDUCTION OF INTEREST IN MALAYSIA COMMERCIAL DEVELOPMENT FUND PTE. LTD.

Further to its announcement on 28 September 2007, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (M) Investments Pte. Ltd. ("CMIPL") has today entered into a novation agreement (the "Novation Agreement") with an unrelated third party (the "New Investor") to novate a subscription agreement (the "Subscription Agreement") in which CMIPL had committed to subscribe for 5,000 redeemable preference shares of US$1,000 each ("RPS") in Malaysia Commercial Development Fund Pte. Ltd. (the "Fund"). Pursuant to the Novation Agreement, the New Investor will assume the rights, benefits, liabilities and obligations of CMIPL under the Subscription Agreement with effect from today.

Pursuant to the Subscription Agreement, CMIPL had subscribed for and been issued 462 RPS. CMIPL has today concurrently with the Novation Agreement, entered into a share transfer agreement (the "Share Transfer Agreement") with the New Investor for the sale of the 462 RPS, for a consideration of US$473,000 (approximately S$721,000) (the "Consideration"). The Consideration was arrived at on a willing-buyer willing-seller basis and was satisfied wholly in cash.

The Fund is a closed-end development fund which invests in real estate development properties primarily in Kuala Lumpur and the Klang Valley with a fund size of US$270 million (approximately S$411.8 million). The commitment of US$5 million (approximately S$7.6 million) in the Subscription Agreement represents an approximate 2% interest in the Fund.

With the execution of the Novation Agreement and completion of the Share Transfer Agreement, CapitaLand's effective interest in the Fund has been reduced from approximately 23% to approximately 21%.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand for the current financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
11 October 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF THIRD QUARTER 2007 FINANCIAL RESULTS

CapitaLand Limited wishes to announce that it will release its financial results for the third quarter ended 30 September 2007 on Friday, 26 October 2007, after trading hours.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 October 2007

CapitaLand

News Release

13 October 2007
For Immediate Release

Official Opening of Xizhimen Mall, Beijing

Beijing, 13 October 2007 – Xizhimen Mall, Beijing, was officially launched today by Deputy Prime Minister and Minister of Home Affairs of Singapore, Mr Wong Kan Seng, and Vice Mayor of Beijing, Mr Chen Gang. Xizhimen Mall, the retail component of Xihuan Plaza, is owned by CapitaRetail China Incubator Fund ("CRCIF"), a private retail property fund sponsored by CapitaLand Limited ("CapitaLand"). CapitaLand owns a 30% stake in CRCIF.

Xizhimen Mall is the fourth retail mall managed by CapitaLand Retail Limited ("CapitaLand Retail"), the retail property business unit of CapitaLand, in Beijing. The official opening ceremony was attended by over 400 guests comprising Singapore Government officials, Chinese Government officials, Singapore, China and international media, and CapitaLand's tenants from China and Singapore.

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said, "We are pleased to officially open Xizhimen Mall, a prime asset strategically located in one of the two most important transportation hubs, Xizhimen, in Beijing. The vibrant retail mall with strong growth prospect enjoys excellent direct connectivity to the train station, which currently has two and in the future three, train lines running through. By leveraging on our skill sets and experience in managing train station malls in Singapore, we are able to create a good layout plan, optimise connectivity and put together the right trade mix to draw a high level of shopper traffic to various parts of the mall."

Mr Pua, added, "Xizhimen Mall is part of CapitaLand's portfolio of over 72 retail malls across various-tiered cities in China. In the next one year, a large number of the malls within our portfolio will be in operation. Our enlarged retail presence and strong understanding of the local retail market have allowed us to build a strong international and local retailers following. Coupled with our substantive scale and retail expertise established in the China retail real estate market, there has been a significant amount of growth opportunities generated for us in this market. We are excited by these growth prospects and are committed to be a long term retail real estate player in China."

Following the acquisition of Xizhimen Mall in May 2006 by CRCIF, CapitaLand Retail commenced the asset planning, fitting out and leasing process, which took over ten months (November 2006 to August 2007) to complete. The massive renovation works undertaken amounted to approximately S$30 million.

The seven storey retail mall, spanning Basement 1 to Level 6, is positioned to cater to the middle-class shoppers from the various catchments areas. Phase 1, which soft-opened on 15 September 2007, measures approximately 73,857 square metres ("sqm") in Gross Rentable Area ("GRA"). Under Phase 2 development plans, the basement level footprint will be extended and it will provide direct connectivity to the train station. Phase Two is expected to measure approximately 15,000 sqm in GRA.

Completed in December 2005, Xihuan Plaza is a landmark development strategically located in the heart of Xizhimen, which is one of two key transportation nodes in Beijing. Xizhimen is a prime exchange serving the western part of Beijing. The asset is thus well-served by the train station and major bus routes. It enjoys access to approximately 600,000 daily commuters pass through from the train station and is well-supported by the resident population in the vicinity. Xihuan Plaza is also strategically located between two major commercial hubs, Finance Street and Zhongguanchun. Finance Street, widely recognised as the financial district in Beijing, has witnessed a confluence of Chinese financial regulatory bodies and financial institutions. Zhongguanchun, often referred to as the high-technology silicon valley of Beijing, is a technology hub for many science and technology enterprises. In addition, it has also become an educational hub for numerous Universities in Beijing.

There are 190 leases at Xizhimen Mall and mini anchor tenants include Sport 100, Colour Jeans, Espirit, ONLY, Vera Moda, Jack and Jones and Food Republic (大食代). Singapore retailers and brand names at the mall comprises OSIM, Aussino, Spinelli, Bread Talk, SK Jewellery, Food Republic (大食代) and Will's Chocolate. The mall's occupancy rate, currently at 87%, is expected to increase to close to 100% within the next few months.

CapitaLand Retail currently owns/manages 33 retail malls in 28 cities, measuring over 1.5 million sqm with a total asset size of US$1.34 billion, in China. Over the next few years, it will potentially own/manage over 70 retail malls, measuring over 3.2 million sqm worth over US$3 billion. CapitaLand Retail's staff strength stands at 1,461 as at 30 September 2007, comprising 97% locals. The staff strength is projected to increase to 2,031 by 31 December 2007 and 3,031 by 31 December 2008 to support the expansion plans.

Xizhimen Mall Property Details

Name of Mall	Xizhimen Mall, Beijing 嘉茂购物中心.西直门
Address	No.1, Xizhimenwai Ave, XiCheng District, Beijing, P.R.C. 北京市西城区西直门外大街 1 号
Connectivity to Public Transportation	Well served by public roads. On top of Xizhimen station (Line 2 and Line 13). Line 4 is under construction.
Completion of Construction of Xihuan Plaza	Year 2005
Gross Retail Area	73,857 sqm (Phase 1)
Building Configuration	Basement 1 to Level 6 (7 Levels)
Car Park Lots	365 (Phase 1)
Number of Leases	190 (Phase 1)
Mini Anchor Tenants	Sport 100, Colour Jeans, Espirit, ONLY, Vera Moda, Jack and Jones and Food Republic (大食代)
Singapore Retailers / Brands	OSIM, Aussino, Spinelli, Bread Talk, SK Jewellery, Food Republic(大食代), Will's chocolate.
Committed Occupancy Rate	87%

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
13 October 2007

Media Contact
Tong Ka-Pin
Communications
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR ORDINARY AND REDEEMABLE PREFERENCE SHARES IN THE SHARE CAPITAL OF CAPITALAND AIF LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Financial Investments Pte Ltd ("CFIPL"), has subscribed for and been issued an additional seven ordinary shares ("OS") of US$1.00 each at par and 25,960 redeemable preference shares ("RPS") of US$0.01 each at US$1,000 each (the "Subscription") in the share capital of CapitaLand AIF Limited ("CAL"), another indirect wholly-owned subsidiary of CapitaLand. The aggregate subscription price of US$25,960,007 (approximately S$39 million) was paid wholly in cash. As a result of the Subscription, CFIPL holds an aggregate of eight OS and 25,960 RPS in CAL.

CAL has also at the same time issued another 10 OS and 32,450 RPS to three third parties unrelated to CapitaLand following which, CapitaLand's interest in CAL has therefore been reduced to approximately 44% (the "Dilution"). Thus, CAL has ceased to be an indirect wholly-owned subsidiary and become an indirect associated company of CapitaLand.

The Subscription as well as the Dilution are not expected to have any material impact on the net tangible assets per share and the earnings per share of CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Subscription.

By Order of the Board

Low Sai Choy
Company Secretary
15 October 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Oct-2007 19:03:37
Announcement No.	00173

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Proposed divestment of 6 Sarkies Road"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.SarkiesRoad.15Oct07.pdf Total size = **51K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

PROPOSED DIVESTMENT OF 6 SARKIES ROAD

Transaction

The Board of Directors of The Ascott Group Limited (the "**Company**") wishes to announce that the Company has, through its indirect wholly owned subsidiaries, agreed to sell (the "**Divestment**") the property comprising the 32 apartment units at 6 Sarkies Road Singapore (the "**Property**") to an unrelated party.

Rationale

The Property is currently operated by the Company for its corporate leasing business. The Divestment is in line with the Company's strategy to unlock shareholders' value and will enable it to reinvest the proceeds in better yielding properties.

Consideration

The consideration (the "**Consideration**") for the Divestment of S$43.9 million, to be received in cash, was agreed to on a willing buyer willing seller basis.

The Purchaser will pay a deposit of 10% of the Consideration. S$2.52 million of the deposit has been paid and the rest is payable on 30 November 2007. The balance 90% of the Consideration is payable upon completion.

Completion

Subject to satisfaction of conditions precedent, completion for the sale of the Property is expected to take place on 31 January 2008.

Financial Impact

The expected net gain on Divestment of approximately S$20 million will be recognised upon completion in 2008. Assuming there is no material change in the total number of issued ordinary shares in the share capital of the Company from 12 October 2007, the estimated net gains from the Divestment will increase the net tangible assets per share and the earnings per share by 1.3 cents.

By Order of the Board

Hazel Chew/Lam Chee Kin
Joint Company Secretaries

Singapore, 15 October 2007

CapitaLand

For Immediate Release
16 October 2007

NEWS RELEASE

Chairman and CEO of American Express Company speaks at CapitaLand's 3rd Raffles International Leadership Lecture

Singapore, 16 October 2007 – Over 800 top executives, business leaders and entrepreneurs today had the opportunity to listen to Mr Kenneth I. Chenault, Chairman and CEO of American Express Company. Mr Chenault, who was the distinguished keynote speaker at the Raffles International Leadership Lecture 2007 presented by CapitaLand, shared his insights and extensive leadership experiences in heading the world's leading global payments, network and travel company.

The lecture is a platform for senior level executives and business leaders to draw insights from the practical experiences and views given by prominent business leaders. It was held at the Raffles Ballroom in the Raffles City Convention Centre.

For the event, BBC World is the official international news channel, while The International Herald Tribune and the Business Times are the exclusive international and local media partners, respectively.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "This lecture is part of CapitaLand's platform for learning and talent development and is an extension of our philosophy of 'Building People'. We want to learn from the experiences of great and lasting companies around the world, like American Express. It is only by learning from one another that a company like CapitaLand can develop further as a world-class real estate company with an international presence. In addition, the event also helped raise funds for charity as we continuously look for opportunities to tap into corporate Singapore to join CapitaLand in doing our part to help underprivileged children."

All proceeds from this year's Raffles International Leadership Lecture have been committed to three Singapore children's charities through the CapitaLand Hope Foundation. The three charities are the Pertapis Children's Home, Viriya – KK Children's Hospital HomeCare Programme and Thye Hua Kwan Moral Early Intervention Programme for Infants and Children (EIPIC) Centre.

A total of $300,000 was raised from the sale of 88 tables to 72 corporations and donations from well-wishers, including Mr Kenneth Chenault who kindly contributed his honorarium. Each charity received a $100,000 cheque from Mr Liew at a presentation ceremony held after the lecture.

Mr Chenault has been at the helm of American Express Company as Chairman and CEO since 2001. He joined American Express in 1981 before becoming President and Chief Operating Officer in 1997. He is currently vice-chairman of the Business Roundtable, a prestigious group formed to promote pro-business public policy and made up only of chief executive officers of major US corporations, and a director at International Business Machines Corporation (IBM).

About the Raffles International Leadership Lecture Series

The Raffles International Leadership Lecture Series presented by CapitaLand is a forum where senior executives from Singapore and the region can gain knowledge and insights from prominent international business leaders and management gurus. Conceived in 2004, the series has played host to some of the biggest names in the corporate world. Since inception, some of the leading names in the world of business have addressed the forum. The inaugural Raffles International Leadership keynote speaker was Mr Peter Brabeck-Letmathe, Vice Chairman of the Board and CEO of Nestle S.A., who spoke on 'Value, Trust and Personal Leadership'. The second lecture was addressed by Lord Browne, then Group Chief Executive of BP p.l.c, on the role of companies in international leadership.

About CapitaLand Group

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

For more information, please visit www.capitaland.com

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 16 October 2007

Media Contact
Ng Wei Joo
DID: +65 68233532
Email: ng.weijoo@capitaland.com.sg

Analyst Contact
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY CAPITALAND REAL ESTATE MANAGEMENT (VIETNAM) LTD

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Ho Chi Minh City, Vietnam:

Name	:	CapitaLand Real Estate Management (Vietnam) Ltd
Principal Activity	:	Real estate consultancy and management services
Registered Capital	:	US$300,000

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
16 October 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Oct-2007 12:52:14
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Proposed acquisition of Xizhimen Mall"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	CRCT.NewsRelease.XizhimenMall.18Oct07.pdf CRCT.Annc.XizhimenMall.18Oct07.pdf Total size = **234K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006)

ANNOUNCEMENT

PROPOSED ACQUISITION OF XIZHIMEN MALL

1. INTRODUCTION

1.1 Agreement to Purchase Xizhimen Mall

The Board of Directors of CapitaRetail China Trust Management Limited (the "**Manager**"), the manager of CapitaRetail China Trust ("**CRCT**"), wishes to announce that pursuant to the right of first refusal agreement (the "**Right of First Refusal Agreement**") entered into on 8 November 2006 between (i) the Manager; (ii) HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT (the "**Trustee**"); (iii) CapitaRetail China Fund Management Pte. Ltd., as manager of CapitaRetail China Incubator Fund (the "**Incubator Fund**") and (iv) CapitaLand Retail Trustee Pte. Ltd., as trustee of the Incubator Fund (the "**Vendor**"), the Trustee has entered into a conditional sale and purchase agreement (the "**S&P Agreement**") with the Vendor for the acquisition (the "**Acquisition**") by CRCT of Xizhimen Mall (the "**Mall**"), situated in Xizhimen, just outside the boundary of Beijing's west second ring road, in Xicheng district, Beijing, the People's Republic of China (the "**PRC**").

The Mall is a one-stop-shopping, dining and entertainment destination comprising seven storeys of multi-tenanted retail outlets, with a basement level and six storeys above ground level, which in aggregate represents a gross rentable area of 73,857 sq m. Located in Xizhimen, in Xicheng district, just outside the boundary of Beijing's west second ring road, the Mall is part of an iconic integrated mixed used development which includes three office towers and a commercial block.

The Mall is situated at one of Beijing's two key inter-modal transportation hubs (the other being Dongzhimen), with a confluence of Mass Rapid Transit ("**MRT**") and Light Rail Transit ("**LRT**") lines, railway line and major bus routes. Xizhimen transportation hub is served by the existing MRT Line 2, LRT Line 13, the National railway, and the upcoming MRT Line 4. A new bus interchange will also be built at the hub, across from the Mall.

The Mall is thus well-supported by a large shopper catchment encompassing the high flow of daily commuters passing through the transportation hub, as well as residents, students and working population in the nearby Beijing Finance Street, the city's financial district as well as universities and high-technology zones of Zhongguancun District. Urbis JHD, an independent property consultant (the "**Independent Property Consultant**") which has been commissioned to prepare the PRC retail market review (the "**PRC Retail Market Review**"), estimates that the commuter traffic flowing through Xizhimen transportation hub is approximately 300,000 on weekdays and 600,000 on weekends. The Independent Property Consultant also estimates that the current retail spending of the catchment population is approximately 15.0% to 20.0% above the Beijing average.

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS AG, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

The Mall is held by CapitaRetail Beijing Xizhimen Real Estate Co. Ltd ("**Xizhimen Real Estate Co**"), a special purpose company incorporated in the PRC solely for the purpose of holding the Mall. Xizhimen Real Estate Co in turn is wholly owned by CapitaRetail China Investments (B) Beta Pte Ltd (the "**Holding Company**"), an investment holding company incorporated in Barbados. The Holding Company is owned by the Vendor.

The agreed property purchase price of the Mall is S$336.0 million (the "**Agreed Property Price**"). CRCT proposes to acquire from the Vendor the entire issued share capital of the Holding Company ("**Sale Share**") and the outstanding shareholder's loan extended by the Vendor to the Holding Company ("**Shareholder's Loan**") at an aggregate consideration equal to the sum of (i) the net asset value ("**NAV**") of the Holding Company as at the completion of the acquisition calculated on the basis that the value of the Mall is equal to the Agreed Property Price and (ii) the principal amount of the Shareholder's Loan (the "**Purchase Consideration**").

1.2 Disclosure Requirements Under the Listing Manual and the Property Funds Guidelines

As at the date of this Announcement, CapitaLand Limited ("**CapitaLand**") holds an aggregate direct and deemed interest in 190,570,756 Units, which is equivalent to approximately 40.04% of the total number of units in CRCT ("**Units**") in issue, and is therefore regarded as a "controlling unitholder" of CRCT under the Listing Manual of the SGX-ST (the "**Listing Manual**") and the Property Funds Guidelines in the Code of Collective Investment Schemes (the "**Property Funds Guidelines**") issued by the Monetary Authority of Singapore.

As at the date of this Announcement, CapitaLand has an indirect interest of 30.0% in the Vendor. For the purposes of Chapter 9 of the Listing Manual, CapitaLand being a controlling unitholder, is an "interested person" of CRCT. For the purposes of the guidelines relating to interested party transactions under the Property Funds Guidelines, CapitaLand (being a controlling unitholder) is an "interested party" of CRCT.

Therefore, the Acquisition will constitute an "interested person transaction" under Chapter 9 of the Listing Manual as well as an "interested party transaction" under the Property Funds Guidelines, in respect of which the approval of unitholders of CRCT ("**Unitholders**") is required.

The Manager is making this Announcement because the Acquisition would constitute an interested person transaction under Chapter 9 of the Listing Manual as well as an interested party transaction under the Property Funds Guidelines.

2. PRINCIPAL TERMS OF THE S&P AGREEMENT

2.1 Agreed Property Price

The Agreed Property Price of S$336.0 million was arrived at on a willing-buyer and willing-seller basis. Two independent property valuers, Colliers International (Hong Kong) Ltd and Knight Frank Petty Limited (the "**Independent Valuers**"), have been commissioned by the Manager and the Trustee respectively to value the Mall. In their respective reports of 30 September 2007, the Independent Valuers stated that the open

market value of the Mall is S$338.4 million (RMB 1,692.0 million)[1] and S$340.4 million (RMB 1,700.0 million), by using the Discounted Cash Flow Analysis and Capitalisation Approach, and the Discounted Cash Flow Analysis and Direct Comparison Approach respectively.

2.2 Completion Date

The Purchase Consideration will be paid on completion of the Acquisition, which is expected to take place no later than January 2008.

2.3 Conditions Precedent

Completion is subject to and conditional upon, inter alia, the following:

2.3.1 There shall not have occurred at any time, in the reasonable opinion of the Trustee, any material breach of the warranties or of the covenants contained in the S&P Agreement;

2.3.2 The approval by the Unitholders given at an extraordinary general meeting for the purchase of the Sale Share and the Shareholder's Loan, as required under the Listing Manual and under the Property Funds Guidelines; and

2.3.3 CRCT securing sufficient financing to undertake the acquisition of the Sale Share and the Shareholder's Loan and the agreements for such financing have not been terminated and are unconditional in all respects.

3. ESTIMATED ACQUISITION COSTS

The current total estimated costs of the Acquisition are approximately S$344.0 million, comprising:

- the Purchase Consideration of S$332.0 million[2];
- the acquisition fee of S$3.3 million (being 1.0% of the Agreed Property Price[3]); and
- the estimated professional and other fees and expenses incurred by CRCT in connection with the Acquisition of approximately S$8.7 million.

As the Acquisition will constitute an "interested party transaction" under the Property Funds Guidelines, the acquisition fees payable to the Manager will be in the form of Units which shall not be sold within one year from their date of issuance.

4. RATIONALE FOR THE ACQUISITION

The Manager believes that the Acquisition will bring the following benefits to Unitholders:

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1 Based on an exchange rate of RMB5.0 per S$1.0

2 Based on the pro forma NAV of the consolidated financial statement of the Holding Company and its subsidiary as at 31 December 2007. The S&P Agreement provides for the NAV of the Holding Company to be adjusted to the date of completion of the Acquisition pursuant to which the Purchase Consideration will be adjusted accordingly.

3 The acquisition fee is payable to the Manager pursuant to Clause 14.2.1(i) of the deed of trust constituting CRCT which provides that the Manager is entitled to receive an acquisition fee of 1.0% of the purchase price paid for any real estate in or outside the PRC acquired from time to time by the Trustee on behalf of CRCT from, *inter alia*, CapitaRetail China Incubator Fund, such purchase price shall be after deducting the interest of any co-owner or co-participant. The acquisition fee in relation to the Acquisition will be paid in the form of Units.

4.1 Attractive DPU Accretion

The Manager believes that Unitholders will enjoy a higher distribution per Unit ("**DPU**") as a result of the Acquisition which will be financed via an efficient capital structure and that the Proposed Acquisition will still be yield accretive after taking into account the Manager's fees.

4.2 The Proposed Acquisition is Consistent with the Manager's Investment and Acquisition Growth Strategy

The acquisition of the Mall fits the Manager's principal investment strategy and will grow CRCT's total assets by approximately 51.9% to S$1.2 billion, augmenting their vision to achieve an asset size of S$3.0 billion by 2009. This also further strengthens CRCT's foothold in Beijing, where half its enlarged portfolio (comprising CRCT's existing portfolio and the Mall) ("**Enlarged Portfolio**") is located.

4.3 Competitive Strengths of the Mall

(i) Iconic retail development in a landmark location, with ease of connectivity

The Mall is part of Xihuan Plaza, a contemporary, iconic development located just outside the boundary of Beijing's west second ring road and in close proximity to one of only two inter-modal, multi-level public transportation hubs in Beijing with a confluence of MRT and LRT lines, railway line and major bus routes.

(ii) Strong Shopper Catchment

The Mall is strategically located in Xicheng district, which has a large, well-established and growing population catchment comprising middle class residents, workers from Beijing Finance Street, the city's financial district as well as universities and high-technology zones of Zhongguancun district. The Independent Property Consultant estimates that the commuter traffic using the transportation hubs around the Mall is approximately 300,000 on weekdays and 600,000 on weekends.

(iii) Diversified, stable and quality tenant base

The Mall benefits from the well-established brand names of its diverse tenant base comprising 165 leases[4] such as KFC, Pizza Hut, Esprit, McDonald's, Watsons, Beijing Hualian Group, Sport 100, Colour Jeans etc. The large diversified tenant base and product offering make the Mall unique compared to other malls in the vicinity.

(iv) Favourable lease structure with strong upside potential

The Mall's lease structure which ranges from one to three years for specialty tenants, five to seven years for mini-anchors and up to 20 years for anchor tenants, provides Unitholders with stable and growing rental income. In addition to the annual step-up in base rent, almost all of the leases[5], have provisions for rent to be payable on the basis of

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4 As at 31 August 2007.

5 As at 31 August 2007.

the higher of either base rent or a percentage of tenants' gross sales turnover[6], providing stability and potential upside in revenues.

(v) Value creation opportunity from Phase 2

The proposed acquisition also comprises an agreement to purchase, when completed, the planned extension of the current basement 1 of the Mall ("**Phase 2**") with a gross rentable area of approximately 11,539 sq m from the original developer of Xihuan Plaza, Beijing Finance Street Construction Development Co., Ltd., subject to certain conditions being fulfilled. The extension would increase the gross rentable area of the Mall by 15.6%.

Phase 2 would provide direct pedestrian connectivity to the underground MRT station for Line 2 and the future Line 4, and to the National Railway Beijing North station situated next to the Mall. The completion of this extension is expected to increase overall shopper traffic and enhance shopper flow within the Mall, hence providing further upside to the Mall's overall rentals. With the strong leasing performance at the existing basement a, and the favourable price payable for Phase 2, the Manager expects that the acquisition of Phase 2 would provide growth to CRCT Unitholders.

4.4 Income and Tenant Mix Diversification

The Mall's diverse tenant base is largely weighted towards specialty type tenants with its anchor tenant, Beijing Hualian Supermarket occupying only 10.9% of total gross rentable area. This is expected to improve income diversification, reducing tenant and asset concentration risks in the overall portfolio.

The Acquisition would reduce the level of dependency of CRCT's net property income on any single property, and on any single tenant.

4.5 Strengthened Foothold in Beijing's Retail Sector

CRCT currently owns three quality retail assets in Beijing: Wangjing Mall, Jiulong Mall and Anzhen Mall, which are strategically located in high-growth areas with large population catchments and in close proximity to transportation nodes. The addition of the Mall to the portfolio would extend CRCT's market presence to the western part of Beijing and will benefit from a larger pool of shoppers and tenancy demand in Beijing's city core area. The Manager believes the Enlarged Portfolio will propel CRCT's ability to capture the strong growth opportunity in Beijing's retail sector that has averaged approximately 12% per annum in the last decade.

4.6 Retail Market Trend in the PRC

According to the PRC Retail Market Review, the current state of the PRC's overall retail market and consumer sentiment has been boosted by the booming PRC economy. According to the PRC Retail Market Review, with strong economic growth forecast in the short to medium term, the outlook in the PRC retail market is very positive, with strong nominal growth in retail sales of 9.5% to 12.0% over the next five years. This outlook is also attributable to the Government's macroeconomic policy to boost GDP growth through

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6 In relation to the Beijing Hualian Supermarket, gross sales turnover percentage will take effect if the turnover exceeds an agreed threshold. In relation to Weider-Tera, a gym operator, a base rent will be payable.

encouraging greater domestic consumption, the strong per capita income growth, particularly of the middle class, and the increase in rural to urban migration, among other factors.

Considering the robust PRC economy and retail market, the Manager believes that there is potential for future upward adjustment of rental rates for the Property and CRCT's existing portfolio.

5. INFORMATION ON THE PROPERTY

5.1 Description of the Property

The Mall is a one-stop-shopping, dining and entertainment destination comprising seven storeys of multi-tenanted retail outlets, with a basement level and six storeys above ground level which together have a gross rentable area of approximately 73,857 sq m. Located in Xizhimen, in Xicheng district, outside the boundary of Beijing's west second ring road, the Mall is part of an iconic integrated mixed used development which includes three office towers and a commercial block.

The Mall is situated at one of Beijing's two key inter-modal transportation hubs (the other being Dongzhimen), with a confluence of MRT and LRT lines, railway line and major bus routes. Xizhimen transportation hub is served by the existing MRT Line 2, LRT Line 13, the Beijing railway, and the upcoming MRT Line 4. A new bus interchange will also be built at the hub, opposite the Mall.

The details of the Property are set out in the table below.

Xizhimen Mall **嘉茂购物中心西直门** No.1, Xizhimenwai Ave, XiCheng District, Beijing, P.R.C.	
Year of completion	2005, with refurbishments in 2006 and 2007
Year of expiry of land use right	2054 (overall integrated use) 2044 (retail use)
Committed Occupancy as at 31 August 2007	82.1%
Gross Floor Area as at 31 August 2007 (sq m)	73,857
Gross Rentable Area as at 31 August 2007 (sq m)	73,857
Number of leases as at 31 August 2007	165
Car parks[(1)]	365
Top three tenants in terms of monthly Gross Rent as at 31 August 2007	Sport 100, Colour Jeans Only, Jack & Jones, Vero Moda KFC, Pizza Hut
Valuation by Colliers as at 30 September 2007	S$338,400,000 (RMB1,692,000,000)
Valuation by Knight Frank as at 30 September 2007	S$340,000,000 (RMB1,700,000,000)

Note:

(1) Represents the number of car parks available for use. These are a part of Xihuan Plaza and not owned by CRCT.

6. METHOD OF FINANCING AND FINANCIAL EFFECTS OF ACQUISITION

The Manager is currently reviewing various options for financing the Purchase Consideration, including any equity fund raising ("**EFR**") and additional borrowings. Subject to general market conditions, domestic and international economic factors, among other things, the Manager currently intend to raise up to S$280 million in the proposed EFR to part finance the proposed Acquisition. It is also envisaged that the remaining Purchase Consideration will be funded via borrowings. The financing plans will be announced as soon as they have been finalised and will also be set out in a circular to the Unitholders (the "**Circular**") to be issued in due course together with a notice of extraordinary general meeting of Unitholders, which the Trustee will convene for the purposes of obtaining the approval of Unitholders for, inter alia, the proposed Acquisition. The Circular will also contain relevant information relating to the financial effects of the proposed Acquisition, such as its impact on, the distributions per Unit, the net asset value per Unit and CRCT's gearing as these matters can only be determined after the financing details have been finalised.

The issue price of the proposed equity fund raising will be determined after an accelerated book building process and will be announced by the Manager when fixed. The issue price is expected to be at no more than 10% discount to the weighted average price for trades done on the SGX-ST for the full market day on which the placement agreement is signed. If the trading of the Units is not available for a full market day, the weighted average price will be based on the trades done on the preceding market day up to the time the placement agreement is signed.

7. AUDIT COMMITTEE STATEMENT

Having considered the terms and conditions of the S&P Agreement as well as the rationale for CRCT's proposed acquisition of the Mall (as set out in paragraph 4 above), Mr Victor Liew Cheng San, Ms Chew Gek Khim, Mr Dilhan Pillay Sandrasegara and Mr Olivier Lim Tse Ghow, being the Audit Committee members of the Manager, believe that the Acquisition is based on normal commercial terms and would not be prejudicial to the interests of CRCT and Unitholders.

8. OTHER INTERESTED PERSON TRANSACTIONS

As at the date of this Announcement, the value of all interested person transactions between CRCT and CapitaLand and/or the associates of CapitaLand for the current financial year is approximately S$0.8 million. These transactions comprise all of CRCT's interested person transactions during the current financial year (till 30 September 2007).

9. INTERESTS OF DIRECTORS AND CONTROLLING UNITHOLDERS

As at 30 September 2007, certain directors of CapitaLand collectively hold an aggregate direct and indirect interest in 640,000 Units and certain of the Directors of the Manager ("**Directors**"), being, Hsuan Owyang, Liew Mun Leong, Victor Liew Cheng San, Chew Gek Khim, Dilhan Pillay Sandrasegara, Lim Tse Ghow Olivier, Pua Seck Guan and Lim Beng Chee (including those of the aforementioned directors of CapitaLand who are also Directors), collectively hold an aggregate direct and indirect interest in 1,779,000 Units.

Mr Hsuan Owyang is the Deputy Chairman of CapitaLand, and is the Chairman and an Independent Director of CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("**CMTML**") and the Manager.

Mr Liew Mun Leong is the President and Chief Executive Officer of CapitaLand, and is the Deputy Chairman of CMTML and the Manager.

Mr Kee Teck Koon is a director of CMTML and the Manager and a member of the Investment Committee of the Incubator Fund.

Mr Olivier Lim Tse Ghow is a director of CMTML and the Manager.

Mr Pua Seck Guan is the Chief Executive Officer of CMTML and a director of the Manager and CapitaRetail China Fund Management Pte. Ltd., the manager of the Incubator Fund.

Mr Lim Beng Chee is the Chief Executive Officer of the Manager and a director of CapitaRetail China Fund Management Pte. Ltd., the manager of the Incubator Fund.

Through CapitaLand Retail Limited, CapitaLand Retail China Pte. Ltd., Retail Crown Pte. Ltd., Pyramex Investments Pte Ltd, Premier Healthcare Services International Pte Ltd, Albert Complex Pte Ltd, CapitaMall Trust and the Manager, CapitaLand holds an aggregate direct and deemed interests in 190,570,756 Units, which is equivalent to approximately 40.04% of the total number of Units in issue as at the date of this Announcement. The Manager itself holds 340,243 Units, comprising approximately 0.07% of the total number of Units in issue as at the date of this Announcement.

The decision to sell the Mall was made by an investment committee of the Incubator Fund, in which the only representative from CapitaLand, Mr Kee Teck Koon, had abstained from participating and voting.

10. OTHER INFORMATION

10.1 Documents for Inspection

Copies of the following documents are available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of three months commencing from the date of this Announcement:

10.1.1 the S&P Agreement; and

10.1.2 the Independent Valuers' valuation reports on the Mall dated 30 September 2007.

BY ORDER OF THE BOARD

Kannan Malini

Company Secretary

18 October 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaRetail China Trust

News Release

18 October 2007
For Immediate Release

CRCT to acquire Xizhimen Mall in Beijing

Proposed yield-accretive acquisition enlarges CRCT's portfolio asset size to more than S$1.1 billion and strengthens CRCT's retail foothold in Beijing

Singapore, 18 October 2007 – CapitaRetail China Trust Management Limited ("CRCTML" or the "Manager"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce that HSBC Institutional Trust Services (Singapore) Limited (the "Trustee"), as trustee of CRCT, has today entered into a conditional sale and purchase agreement with CapitaLand Retail Trustee Pte. Ltd., as trustee of CapitaRetail China Incubator Fund ("CRCIF"), for CRCT to acquire Xizhimen Mall, with a Gross Rentable Area ("GRA") of 73,857 Square Metres ("sq m"), at an agreed property price of S$336.0 million. This transaction would mark CRCT's first acquisition since its listing on Singapore Exchange Securities Trading Limited on 8 December 2006.

Based on the agreed property price of S$336.0 million and an average occupancy rate of 88.7%, Xizhimen Mall is expected to achieve a net property income yield ("NPI yield") of 5.7% in Forecast Year 2008, The committed occupancy rate, which registered 87.1% as at 11 October 2007, is expected to reach close to 100% within the next few months. The mall is expected to attain a NPI yield of 6.4% in 2009, assuming 100% committed occupancy rate. The proposed acquisition is thus yield accretive to CRCT unitholders when compared to CRCT's implied property yield of approximately 3.3%, based on CRCT's closing unit price of S$2.78 as at 17 October 2007[1] .

[1] The "implied property yield" is calculated as the net property income of CRCT's existing portfolio in Forecast Year 2008 over the value imputed to the portfolio by investors in CRCT, as reflected by the price at which CRCT Units are currently trading on Singapore Exchange Securities Trading Limited.

The proposed acquisition also comprises an agreement to purchase, when completed, the planned extension of the current Basement 1 of the mall ("Phase 2") with a GRA of approximately 11,539 sq m from the original developer of Xihuan Plaza, Beijing Finance Street Construction Development Co., Ltd., subject to certain conditions being fulfilled. The extension would increase the GRA of Xizhimen Mall by 15.6%.

Phase 2 would provide direct pedestrian connectivity to the underground Mass Rapid Transit ("MRT") station for Line 2 and the future Line 4, and to the National Railway Beijing North station situated next to the mall. The completion of this extension is expected to increase overall shopper traffic and enhance shopper flow within the mall, hence providing further upside to the mall's overall rentals. With the strong leasing performance at the existing Basement 1[2], and the favourable price to be paid for Phase 2, we are confident that the acquisition of Phase 2 would provide growth to CRCT unitholders.

Two independent property valuers, Colliers International (Hong Kong) Limited ("Colliers") and Knight Frank Petty Limited ("Knight Frank"), were commissioned by the Manager and Trustee respectively to value Xizhimen Mall. Colliers and Knight Frank have valued the property at S$338.4 million[3] (RMB1,692.0 million) and S$340.0 million[3] (RMB1,700.0 million) respectively, as at 30 September 2007.

Mr Hsuan Owyang, Chairman of CRCTML, said, "The yield-accretive acquisition of the prime Xizhimen Mall will grow CRCT's portfolio asset size from its current S$763.7 million[4] to S$1.16 billion[5]. With the secured and proprietary pipeline of quality assets from CapitaLand-sponsored private China retail property funds, as well as from potential direct acquisitions from the market, CRCT is on track to achieve its target portfolio size of S$3.0 billion by 2009. On the back of rising consumerism and growing retail sales in the Chinese retail market, we remain committed to deliver stable and growing distributions with sustainable total returns, through leveraging on our multi-pronged strategy, to our unitholders."

[2] Committed occupancy rate for Basement 1 is 84.5% as at 11 October 2007
[3] The valuers have assumed the exchange rate of S$1 = RMB5.00
[4] Based on CRCT's existing portfolio of seven properties as at 30 June 2007
[5] After taking into account the proposed acquisition

Mr Lim Beng Chee, CEO of CRCTML, said, "Sitting atop one of Beijing's only two key transportation hubs with an average commuter flow of 300,000 on weekdays and 600,000 on weekends, Xizhimen Mall is well-positioned to capture the tremendous daily pedestrian traffic to the mall. The commuter traffic will be further strengthened with Xizhimen Mall's Phase 2 extension plan, which would provide direct pedestrian connectivity to the MRT station and the adjacent railway station from the Basement Level. The acquisition of Xizhimen Mall will also extend CRCT's market presence to the western part of Beijing, allowing it to benefit from the large pool of middle-class shoppers and tenancy demand in areas such as Beijing Finance Street and Zhongguancun District. Together with Anzhen, Jiulong and Wangjing Malls in other locations in Beijing, Xizhimen Mall will position CRCT favourably to capture the city's strong retail growth opportunity which has averaged approximately 12% annually in the last decade."

Conditions for Acquisition

The proposed acquisition would be carried out via the purchase of CapitaRetail China Investments (B) Beta Pte. Ltd., the Barbados incorporated holding company of the China Special Purpose Vehicle ("SPV") which owns Xizhimen Mall. Both the acquisition and financing mechanism are subject to a number of conditions being met, including approval from CRCT unitholders at an extraordinary general meeting ("EGM"), and CRCT securing sufficient financing to undertake the acquisition.

The Manager is currently reviewing various financing options, including any equity fund raising ("EFR") and additional borrowings. Subject to factors such as general market, domestic and international economic conditions, the Manager intends to raise up to S$280.0 million from a proposed EFR to partly finance the acquisition. Once the details have been finalised, the financing plan would be announced and set out in a circular to CRCT unitholders which would be issued together with a notice of the EGM.

Xizhimen Mall, Beijing

Located in Xizhimen in Xicheng district, Beijing, Xizhimen Mall is part of Xihuan Plaza, a contemporary, iconic development located just outside the boundary of Beijing's west second ring, bound by two major roads, Xizhimenwai Dajie and Gaoliangqiao Lu.

Xizhimen is one of only two inter-modal, multi-level public transportation hubs in Beijing (the other transport hub is at Dongzhimen). Xizhimen transportation hub is served by the existing Beijing MRT Line 2, Light Rail Transit ("LRT") Line 13, the National Railway, and an upcoming MRT line 4. A new bus interchange will also be built at the hub, across from Xizhimen Mall.

Xizhimen Mall is thus well-supported by a large shopper catchment encompassing the high flow of daily commuters passing through the transportation hub, as well as middle-class residents, students, and working population in the nearby Beijing Finance Street, the city's financial district as well as universities and high-technology zones of Zhongguancun District.

Xizhimen Mall commenced operations on 15 September 2007 and was officially opened by Singapore's Deputy Prime Minister and Minister of Home Affairs, Mr Wong Kan Seng, and Vice Mayor of Beijing, Mr Chen Gang, on 13 October 2007. A significant portion of the mall's tenancies comprises prominent international and domestic retailers such as KFC, Pizza Hut, McDonald's, BreadTalk, Esprit, Sephora, Beijing Hualian Supermarket, Sport 100, Vero Moda, Jack & Jones etc. The large diversified tenant base and excellent mall layout create a unique and vibrant shopping experience unrivalled by other malls in the vicinity.

Summary of Property Details (as at 31 August 2007)

Name of Property	Xizhimen Mall 嘉茂购物中心•西直门
Address	No. 1 Xizhimenwai Dajie, Xicheng District, Beijing 北京市西城区西直门外大街 1 号
Year of completion	Yr 2005, with refurbishments in Yr 2006 and Yr 2007
Gross Rentable Area	73,857 sq m
Number of Leases	165[(1)]
Car Park Lots	365 lots[(2)]
Title	Yr 2054 (overall integrated use) Yr 2044 (retail use)
Appraised Value (as at 30 September 2007)	S$338.4 million (RMB 1,692.0 million) by Colliers International (Hong Kong) Limited S$340.0 million (RMB 1,700.0 million) by Knight Frank Petty Limited
Key Tenants	KFC, Pizza Hut, McDonald's, BreadTalk, Esprit, Sephora, Beijing Hualian Supermarket, Sport 100, Vero Moda, Jack & Jones
Committed Occupancy Rate	82.1%[(3)]

Notes:

1. Based on committed leases. There were 190 brands in the mall as at 11 October 2007
2. Represents the number of car parks available for use by shoppers. These are a part of Xihuan Plaza and not part of the proposed acquisition
3. Committed occupancy rate has risen to 87.1% as at 11 October 2007

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on the Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

The current portfolio of seven retail mall properties is located in key cities of China. The properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and Xinwu Mall in Wuhu. The properties are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

About CapitaRetail China Incubator Fund ("CRCIF")

CRCIF is a US$450.0 million private equity fund sponsored by CapitaLand Limited ("CapitaLand"). CapitaLand invested approximately 30% in CRCIF while the remaining equity is held by pension funds, insurance companies and corporations. CRCT enjoys the first right of refusal to purchase malls held by CRCIF.

IMPORTANT NOTICE

The past performance of CapitaRetail China Trust ("CRCT") is not indicative of the future performance of CRCT. Similarly, the past performance of the CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaRetail China Trust Management Limited

(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP: (65) 9798 7225
Email: shirlene.sim@capitaland.com.sg

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com.sg

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY MUBADALA CAPITALAND REAL ESTATE - LLC

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in the United Arab Emirates:

Name	:	Mubadala CapitaLand Real Estate - LLC ("MCRELLC")
Principal Activity	:	Development and management of an integrated real estate development
Issued and Paid-up Capital	:	AED200,000,000 (approximately S$80 million) comprising 200,000 shares of AED1,000 each

CapitaLand GCC (Abu Dhabi) Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, holds 49% of the issued and paid-up capital of MCRELLC, whilst the other 51% is held by Mubadala Development Company PJSC, a party unrelated to CapitaLand Group.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 October 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Oct-2007 07:23:59
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "(A) 2007 third quarter unaudited financial statement and distribution announcement; and (B) CMT achieves higher distribution per unit of over 19.3% for third quarter 2007"
Description	CapitaLand's Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaMall Trust

CAPITAMALL TRUST

2007 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

Summary of CMT Results

	FY 2005	FY 2006	1 July to 30 September 2007		
	Actual	Actual	Actual	Forecast [1]	% Change
Gross Revenue (S$'000)	243,087	331,728	114,469	94,829	20.7
Net Property Income (S$'000)	154,081	217,641	76,816	63,145	21.7
Amount Available for Distribution (S$'000)	126,782	169,403	54,758	45,519	20.3
Distributable Income (S$'000)	126,782	169,403	53,204[2]	45,519	17.2
Distribution Per Unit ("DPU") (cents)					
For the period	10.23¢	11.69¢	3.40¢	2.90¢	17.2
Annualised	10.23¢ [3]	11.69¢[3]	13.49¢	11.51¢	17.2

Footnotes:

1. *The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006.*
2. *On 24 September 2007, CMT received distribution income from CRCT for the period 23 October 2006 to 30 June 2007. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Approximately S$1.6 million of distribution income from CRCT in 3Q 2007 has been retained for distribution in 4Q 2007.*
   In addition, CMT has retained S$4.6 million of its income available for distribution to unitholders in 1Q 2007. CMT remains committed to distribute 100% of its income available for distribution to unitholders for the full financial year ended 31 December 2007.
3. *Refers to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CMT OIS dated 29 August 2006, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 July 2007 to 30 September 2007
Distribution type	i) Taxable Income ii) Capital
Distribution rate	i) Taxable income distribution of 3.31 cents per unit ii) Capital distribution of 0.09 cents per unit
Books closure date	Notice of Books Closure and Distribution Payment Date to be announced shortly
Payment date	

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited ("CRS"), an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), HSBC Institutional Trust Services (Singapore) Limited (as trustee of CapitaCommercial Trust ("CCT"), the Trustee, CapitaCommercial Trust Management Limited (as manager of CCT) and the Manager. RCS Trust is 40% owned by CMT and 60% owned by CCT.

On 2 November 2006, CMT invested in 20.0% in CapitaRetail China Trust ("CRCT"), a real estate investment trust ("REIT") listed on the SGX on 8 December 2006. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in the People's Republic of China. CMT's investment in CRCT is for 95.1 million units at the unit price of S$0.981 or S$93.3 million.

On a recurring basis, as the results of CRCT are not expected to be announced in sufficient time to be included in CMT Group's results for the same calender quarter, CMT Group will equity account the results of CRCT based on a 3 month lag time.

On 13 April 2007, CMT established up a wholly-owned subsidiary, CMT MTN Pte. Ltd. ("CMT MTN") to provide treasury services, including on-lending to CMT the proceeds from issuances of notes under an unsecured multicurrency medium term note programme.

On 1 June 2007, CMT acquired the balance 72.8% of the Class E Bonds of CRS which were not held by CMT then. CMT is now the sole owner of the Class E Bonds and effectively owns 100.0% of the beneficial interest in the property portfolio of CRS which comprises three shopping malls in Singapore.

1(a)(i) Statement of Total Return and Distribution statement (3Q 2007 vs 3Q 2006)

Statement of Total Return	Group			Trust		
	3Q 2007[1] S$'000	3Q 2006 S$'000	% Change	3Q 2007 [2] S$'000	3Q 2006 S$'000	% Change
Gross rental income	106,128	76,067	39.5	76,849	71,379	7.7
Car park income	3,304	2,257	46.4	2,282	2,152	6.0
Other income	5,037	3,746	34.5	4,022	3,668	9.7
Gross revenue	**114,469**	**82,070**	**39.5**	**83,153**	**77,199**	**7.7**
Property management fees	(4,059)	(3,047)	33.2	(2,870)	(2,856)	0.5
Property tax	(10,737)	(7,614)	41.0	(7,633)	(7,228)	5.6
Other property operating expenses [3]	(22,857)	(18,243)	25.3	(17,131)	(17,514)	(2.2)
Property operating expenses	**(37,653)**	**(28,904)**	**30.3**	**(27,634)**	**(27,598)**	**0.1**
Net property income	**76,816**	**53,166**	**44.5**	**55,519**	**49,601**	**11.9**
Interest income	278	264	5.3	4,651	1,502	209.7
Investment income [4]	-	-	-	11,329	2,407	NM
Asset management fees	(6,687)	(5,196)	28.7	(4,947)	(4,874)	1.5
Trust expenses	(922)	(635)	45.2	(715)	(607)	17.8
Finance costs	(21,357)	(10,620)	101.1	(13,496)	(9,449)	42.8
Net income before share of profit of associate	**48,128**	**36,979**	**30.1**	**52,341**	**38,580**	**35.7**
Share of profit of associate [5]	1,122	1,312	(14.5)	-	-	-
Total return for the period before taxation	**49,250**	**38,291**	**28.6**	**52,341**	**38,580**	**35.7**
Taxation [6]	(127)	-	NM	-	-	-
Total return for the period	**49,123**	**38,291**	**28.3**	**52,341**	**38,580**	**35.7**

Distribution statement

Net income before share of profit of associate	**48,128**	**36,979**	**30.1**	**52,341**	**38,580**	**35.7**
Net effect of non-tax deductible items[7]	3,679	3,004	22.5	2,417	2,646	(8.7)
Distribution income from associate [8]	3,109	-	NM	-	-	NM
Interest income from associate [9]	-	1,243	NM	-	-	-
Income from subsidiary not distributed	(158)	-	NM	-	-	-
Amount available for distribution to unitholders	**54,758**	**41,226**	**32.8**	**54,758**	**41,226**	**32.8**
Distributable income to unitholders[10]	**53,204**	**41,226**	**29.1**	**53,204**	**41,226**	**29.1**

Footnotes :

1. *The Group's results for 3Q 2007 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS and CMT MTN and equity accounting of its associate, CRCT.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	3Q 2007 S$'000	3Q 2006 S$'000	% Change	3Q 2007 S$'000	3Q 2006 S$'000	% Change
Depreciation and amortization	*297*	*204*	*45.6*	*243*	*197*	*23.4*
Bad debts written off	-	-	-	*8*	-	*NM*
Assets written off (Mainly aircon system and escalators)	-	*900*	*NM*	-	*900*	*NM*

4. *Investment income for 3Q 2007 relates to distributable income from RCS Trust for 3Q 2007 and distributable income from CRCT for the period from 23 October 2006 to 30 June 2007.*

5. *Share of profit of associate for 3Q 2007 relates to the equity accounting of CRCT's results on a 3 month lag basis.*

6. *This includes 100% share in CRS's income tax.*

7. *Included in the non-tax deductible items are the following:*

	Group			Trust		
	3Q 2007 S$'000	3Q 2006 S$'000	% Change	3Q 2007 S$'000	3Q 2006 S$'000	% Change
Non-tax deductible items						
- Asset management fees	*3,048*	*2,276*	*33.9*	*1,957*	*1,954*	*0.2*
- Trustee's fees	*209*	*316*	*(33.9)*	*178*	*307*	*(42.0)*
- Temporary differences and other adjustments	*422*	*412*	*2.4*	*282*	*385*	*(26.8)*
Net effect of non-tax deductible items	*3,679*	*3,004*	*22.5*	*2,417*	*2,646*	*(8.7)*

8. *For 3Q 2007, this relates to the distribution income received from CRCT for the period 23 October 2006 to 30 June 2007.*

9. *For 3Q 2006, this relates to the income received for the period 1 Jul 2006 to 30 Sep 2006 when CRS was still an associate. With effect from 1 June 2007, CRS is a subsidiary of CMT.*

10. *On 24 September 2007, CMT received distribution income from CRCT for the period 23 October 2006 to 30 June 2007. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Approximately S$1.6 million of distribution income from CRCT in 3Q 2007 has been retained for distribution in 4Q 2007.*
    In addition, CMT has retained S$4.6 million of its income available for distribution to unitholders in 1Q 2007. CMT remains committed to distribute 100% of its income available for distribution to unitholders for the full financial year ended 31 December 2007.

NM – not meaningful

1(a)(ii) **Statement of total return and Distribution statement (YTD Sep 2007 vs YTD Sep 2006)**

Statement of total return	Group			Trust		
	YTD Sep 2007[1] S$'000	YTD Sep 2006 S$'000	% Change	YTD Sep 2007[2] S$'000	YTD Sep 2006 S$'000	% Change
Gross rental income	292,446	217,939	34.2	228,231	213,251	7.0
Car park income	8,648	6,448	34.1	6,582	6,343	3.8
Other income	14,733	10,900	35.2	12,817	10,822	18.4
Gross revenue	**315,827**	**235,287**	**34.2**	**247,630**	**230,416**	**7.5**
Property management fees	(11,625)	(8,770)	32.6	(8,999)	(8,579)	4.9
Property tax	(29,651)	(21,039)	40.9	(23,394)	(20,653)	13.3
Other property operating expenses [3]	(64,103)	(51,685)	24.0	(52,537)	(50,956)	3.1
Property operating expenses	**(105,379)**	**(81,494)**	**29.3**	**(84,930)**	**(80,188)**	**5.9**
Net property income	**210,448**	**153,793**	**36.8**	**162,700**	**150,228**	**8.3**
Interest income	793	689	15.1	8,457	4,372	93.4
Investment income [4]	-	-	-	27,764	2,407	NM
Asset management fees	(18,739)	(14,568)	28.6	(14,563)	(14,246)	2.2
Trust expenses	(2,263)	(1,683)	34.5	(1,798)	(1,655)	8.6
Finance costs	(53,731)	(27,913)	92.5	(37,717)	(26,742)	41.0
Net income before share of profit of associates	**136,508**	**110,318**	**23.7**	**144,843**	**114,364**	**26.7**
Share of profit of associates [5]	36,103	3,894	NM	-	-	-
Net income	**172,611**	**114,212**	**51.1**	**144,843**	**114,364**	**26.7**
Net appreciation on revaluation of investment properties	290,344	13,346	NM	232,653	13,346	NM
Total return for the period before taxation	**462,955**	**127,558**	**NM**	**377,496**	**127,710**	**NM**
Taxation [6]	(218)	-	NM	-	-	-
Total return for the period	**462,737**	**127,558**	**NM**	**377,496**	**127,710**	**NM**

Distribution statement

Net income before share of profit of associates	**136,508**	**110,318**	**23.7**	**144,843**	**114,364**	**26.7**
Net effect of non-tax deductible items [7]	13,955	7,242	92.7	10,227	6,884	48.6
Distribution income from associate [8]	3,109	-	NM	-	-	NM
Interest income from associate [9]	2,063	3,688	(44.1)	-	-	-
Income from subsidiary not distributed	(565)	-	NM	-	-	-
Amount available for distribution to unitholders	**155,070**	**121,248**	**27.9**	**155,070**	**121,248**	**27.9**
Distributable income to unitholders[10]	**148,916**	**117,072**	**27.2**	**148,916**	**117,072**	**27.2**

Footnotes :

1. *The Group's results for YTD Sep 2007 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000	% Change	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000	% Change
Depreciation and amortization	*1,408*	*716*	*96.6*	*1,279*	*709*	*80.4*
Bad debts written off	*13*	*14*	*(7.1)*	*21*	*14*	*50.0*
Assets written off (Mainly aircon system and escalators)	-	*900*	*NM*	-	*900*	*NM*

4. *Investment income for YTD Sep 2007 relates to distributable income from RCS Trust for YTD Sep 2007 and distributable income from CRCT for the period from 23 October 2006 to 30 June 2007.*

5. *Share of profit of associates for YTD Sep 2007 relates to the equity accounting of CRCT's results on a 3 month lag basis and CRS's results for 1 Jan 2007 to 31 May 2007.*

6. *This includes 100% share in CRS's income tax after 1 June 2007.*

7. *Included in the non-tax deductible items are the following:*

	Group			Trust		
	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000	% *Change*	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000	% *Change*
Non-tax deductible items						
- Asset management fees	*9,578*	*6,614*	*44.8*	*6,347*	*6,292*	*0.9*
- Trustee's fees	*601*	*839*	*(28.4)*	*509*	*830*	*(38.7)*
- Temporary differences and other adjustments	*3,776*	*(211)*	*NM*	*3,371*	*(238)*	*NM*
Net effect of non-tax deductible items	*13,955*	*7,242*	*92.7*	*10,227*	*6,884*	*48.6*

8. *For YTD Sep 2007, this relates to the distribution income received from CRCT for the period 23 October 2006 to 30 June 2007.*

9. *For YTD Sep 2007, this relates to the income received for the period from 1 Jan 2007 to 31 May 2007 when CRS was still an associate. With effect from 1 June 2007, CRS is a subsidiary of CMT.*

10. *On 24 September 2007, CMT received distribution income from CRCT for the period 23 October 2006 to 30 June 2007. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Approximately S$1.6 million of distribution income from CRCT in 3Q 2007 has been retained for distribution in 4Q 2007.*
    In addition, due to significant asset enhancement works, income streams for the quarters in 2007 are expected to fluctuate. Hence, CMT has retained S$4.6 million of its income available for distribution to unitholders in 1Q 2007. CMT remains committed to distribute 100% of its income available for distribution to unitholders for the full financial year ended 31 December 2007. For the same reason, CMT retained S$4.2 million or 10% of its income in 1st quarter ended 31 March 2006, which was fully distributed in the 4th quarter of the same year.

NM – not meaningful

1(b)(i) **Balance sheet**

As at 30 Sep 2007 vs 31 Dec 2006

	Group			Trust		
	30 Sep 2007[1] S$'000	31 Dec 2006[1] S$'000	% Change	30 Sep 2007 S$'000	31 Dec 2006 S$'000	% Change
Non-current assets						
Plant & equipment	1,121	888	26.2	677	508	33.3
Investment properties [2]	5,639,814	4,575,080	23.3	3,952,574	3,668,680	7.7
Interest in subsidiaries [3]	-	-	-	356,140	-	NM
Interest in associates [4]	93,593	169,636	(44.8)	93,293	151,293	(38.3)
Interest in joint venture	-	-	-	528,628	525,480	0.6
Total non-current assets	**5,734,528**	**4,745,604**	**20.8**	**4,931,312**	**4,345,961**	**13.5**
Current assets						
Inventories	181	167	8.4	-	-	-
Trade & other receivables	14,381	18,306	(21.4)	23,331	23,490	(0.7)
Cash & cash equivalents	67,802	47,201	43.6	35,818	31,802	12.6
Total current assets	**82,364**	**65,674**	**25.4**	**59,149**	**55,292**	**7.0**
Less						
Current liabilities						
Trade & other payables	102,458	94,339	8.6	78,578	84,144	(6.6)
Short term borrowings [5]	453,631	255,793	77.3	453,631	255,793	77.3
Provisions for taxation	624	367	70.0	-	367	NM
Total current liabilities	**556,713**	**350,499**	**58.8**	**532,209**	**340,304**	**56.4**
Net current (liabilities)	**(474,349)**	**(284,825)**	**66.5**	**(473,060)**	**(285,012)**	**66.0**
Less						
Non-current liabilities						
Long term borrowings [5]	1,882,831	1,434,279	31.3	1,240,119	1,089,733	13.8
Non-current portion of security deposits	67,815	50,686	33.8	52,154	45,588	14.4
Other payables	6,560	-	NM	-	-	-
Total non-current liabilities	**1,957,206**	**1,484,965**	**31.8**	**1,292,273**	**1,135,321**	**13.8**
Net assets	**3,302,973**	**2,975,814**	**11.0**	**3,165,979**	**2,925,628**	**8.2**
Unitholders' funds	**3,302,973**	**2,975,814**	**11.0**	**3,165,979**	**2,925,628**	**8.2**

Footnotes:

1. *As at 30 Sep 2007, balance sheet at Group level include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   As at 31 December 2006, balance sheet at Group level includes proportionate consolidation of the 40% interest in Raffles City and equity accounting of its associates, CRS and CRCT.
2. *Investment properties as at 30 Sep 2007 are stated at valuation performed by independent professional valuers as at 1 June 2007, adjusted for subsequent capital expenditure capitalised and include the three malls under CRS which CMT effectively owns through the acquisition of the balance 72.8% of the Class E bonds of CRS on 1 June 2007.*
3. *Interest in subsidiaries includes cost of investment in CRS and CMT MTN.*
4. *Interest in associates as at 30 Sep 2007 consist of cost of investment in CRCT. The market value of CRCT, based on the closing price of S$2.80 as at 28 Sep 2007, amounts to S$266.3 million. As at 31 December 2006, interest in associates includes cost of investment in CRS and CRCT.*
5. *S$290.3 million short term borrowings was drawn down on 1 June 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds of CRS. S$35 million short term borrowings were further drawn down on 27 August 2007 for asset enhancement works.*
   S$350.0 million long term borrowings was taken on 26 February 2007 through the existing Commercial Mortgaged-Backed Securitisation ("CMBS") program under Silver Maple, to refinance the S$172.0 million CMBS maturing in February 2007 and Revolving Credit Facility/bridge loans of S$160.5 million.

1(b)(ii) **Aggregate amount of borrowings and debt securities**

	Group		Trust	
	30 Sep 2007[1] S$'000	31 Dec 2006 S$'000	30 Sep 2007 S$'000	31 Dec 2006 S$'000
Secured borrowings				
Amount repayable after one year	1,887,924	1,439,400	1,243,000	1,093,000
Less: Fees and costs in relation to debt raising exercises amortised over the tenor of secured loans	(5,093)	(5,121)	(2,881)	(3,267)
	1,882,831	**1,434,279**	**1,240,119**	**1,089,733**

Footnote:

1. *Secured borrowings include the 100% share in CRS's borrowings as well as the proportionate consolidation of its 40% share of secured borrowings at RCS Trust.*

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

Details of any collateral at RCS Trust

As security for the borrowings, RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City;

(iii) an assignment of the insurance policies relating to Raffles City;

(iv) an assignment of the agreements relating to the management of Raffles City; and

(v) a charge creating a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

Details of any collateral at CRS

As security for the borrowings, CRS and its subsidiaries ("CRS Group") and / or CRS has granted in favour of the lenders the following:

(i) First or second ranking debentures creating fixed and floating charges over the assets of CRS Group;

(ii) First or second fixed charges over the bank and other operating accounts of CRS's subsidiaries;

(iii) First or second fixed charges over the units held by CRS in its subsidiaries;

(iv) First or second assignments of rights, title and interest of CRS in the loan agreements and all securities provided to CRS by the subsidiaries for the mortgage loans;

(v) First or second assignments of the rights, title and interest of the subsidiaries in the following:-

- Property management agreements and asset management agreements relating to the properties;
- Tenancy and tenancy-related agreements and other sale and purchase agreements relating to the properties; and
- Insurances effected over the properties;

(vi) Mortgages over each of the properties.

1(c) Cash flow statement (3Q 2007 vs 3Q 2006)

	Group	
	3Q 2007[1] S$'000	3Q 2006 S$'000
Operating activities		
Net Income	49,250	38,291
Adjustments for:		
Interest income	(278)	(264)
Finance costs	21,357	10,620
Depreciation and amortization	297	204
Allowance for doubtful receivables	-	15
Write-off of assets	-	900
Asset management fee paid/payable in units	3,048	2,276
Share of profit of associates	(1,122)	(1,312)
Operating income before working capital changes	72,552	50,730
Changes in working capital:		
Inventories	-	(168)
Trade and other receivables	(46)	(111)
Trade and other payables	902	(842)
Security deposits	64	3,688
Cash generated from operating activities	**73,472**	**53,297**
Investing activities		
Interest received	276	264
Distribution received from associate	3,109	-
Net cash outflow on purchase of subsidiary	(1,782)	-
Net cash outflow on purchase of investment properties	-	(851,136)
Capital expenditure on investment properties	(29,171)	(15,334)
Purchase of plant and equipment	(269)	21
Cash flows from investing activities	**(27,837)**	**(866,185)**
Financing activities		
Issue and financing expenses	-	(8,803)
Proceeds from interest bearing loans and borrowings	37,600	460,667
Proceeds from issue of new units	-	401,000
Distribution to unitholders[2]	(48,789)	(38,267)
Interest paid	(26,436)	(9,350)
Cash flows from financing activities	**(37,625)**	**805,247**
Increase / (decrease) in cash and cash equivalent	**8,010**	**(7,641)**
Cash and cash equivalent at beginning of period	**59,792**	**44,685**
Cash and cash equivalent at end of period	**67,802**	**37,044**

Footnotes:

1. *Groups' results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007.

2. *Distribution for 3Q 2007 is for the period from 1 April 2007 to 30 June 2007 paid in August 2007. Distribution for 3Q 2006 is for the period from 1 April 2006 to 30 June 2006 paid in August 2006.*

1(c) Cash flow statement (YTD Sep 2007 vs YTD Sep 2006)

	Group	
	YTD Sep 2007[1] S$'000	YTD Sep 2006 S$'000
Operating activities		
Net Income	172,611	114,212
Adjustments for:		
Interest income	(793)	(689)
Finance costs	53,731	27,913
Depreciation and amortization	1,408	716
Allowance for doubtful receivables	2	15
Write-off of assets	-	900
Bad debts written off	13	14
Asset management fee paid/payable in units	9,578	6,614
Share of profit of associates	(36,103)	(3,894)
Operating income before working capital changes	200,447	145,801
Changes in working capital:		
Inventories	(14)	(168)
Trade and other receivables	1,629	(492)
Trade and other payables	8,246	(4,524)
Security deposits	8,074	7,131
Cash generated from operating activities	**218,382**	**147,748**
Investing activities		
Interest received	3,313	3,094
Distribution received from associate	3,109	-
Net cash outflow on purchase of subsidiary	(274,482)	-
Net cash outflow on purchase of investment properties	-	(856,463)
Capital expenditure on investment properties	(70,590)	(51,308)
Purchase of plant and equipment	(449)	(58)
Cash flows from investing activities	**(339,099)**	**(904,735)**
Financing activities		
Issue and financing expenses	(1,632)	(8,809)
Proceeds from interest bearing loans and borrowings	683,683	490,667
Repayment of interest bearing loans and borrowings	(332,500)	-
Proceeds from issue of new units	-	401,000
Distribution to unitholders[2]	(147,971)	(101,618)
Interest paid	(60,262)	(26,356)
Cash flows from financing activities	**141,318**	**754,884**
Increase / (decrease) in cash and cash equivalent	**20,601**	**(2,103)**
Cash and cash equivalent at beginning of period	**47,201**	**39,147**
Cash and cash equivalent at end of period	**67,802**	**37,044**

Footnotes:

1. *Groups' results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007.

2. *Distribution for YTD Sep 2007 is for the period from 1 October 2006 to 31 December 2006 paid in February 2007, distribution for the period 1 January 2007 to 31 March 2007 paid in May 2007 and distribution for the period 1 April 2007 to 30 June 2007 paid in August 2007.*
   Distribution for YTD Sep 2006 is for the period from 31 October 2005 to 31 December 2005 paid in February 2006, distribution for the period 1 January 2006 to 31 March 2006 paid in May 2006 and distribution for the period 1 April 2006 to 30 June 2006 paid in August 2006.

1(d)(i) Statement of changes in unitholders' funds (3Q 2007 vs 3Q 2006)

As at 30 Sep 2007 vs 30 Sep 2006

	Group		Trust	
	3Q 2007[1] S$'000	3Q 2006 S$'000	3Q 2007 [2] S$'000	3Q 2006 S$'000
Balance as at beginning of period	**3,300,580**	**2,315,782**	**3,159,370**	**2,307,089**
Operations				
Net income after tax	49,123	38,291	52,341	38,580
Net increase in net assets resulting from operations	**49,123**	**38,291**	**52,341**	**38,580**
Movement in hedging reserve[3]	**(1,600)**	**(60)**	**-**	**-**
Movement in foreign currency translation reserve[3]	**602**	**-**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Proceeds from placement[4]	-	401,000	-	401,000
- Units issued in respect of acquisition fees for Raffles City[5]	-	8,664	-	8,664
- Units to be issued as satisfaction of the portion of asset management fees payable in units	3,057	1,954	3,057	1,954
Issue expenses [6]	-	(8,804)	-	(8,804)
Distribution to unitholders [7]	(48,789)	(38,267)	(48,789)	(38,267)
Net decrease in net assets resulting from unitholders' transactions	**(45,732)**	**364,547**	**(45,732)**	**364,547**
Balance as at end of period	**3,302,973**	**2,718,560**	**3,165,979**	**2,710,216**

Footnotes:

1. *Group's results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007.
2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007.*
3. *This includes Group's 20.0% share in CRCT's hedging reserve and foreign currency translation reserve.*
4. *174,348,000 new units were issued via a capital raising exercise on 1 September 2006 to part finance the acquisition of Raffles City through RCS Trust.*

5. *3,652,767 new units were issued on 1 September 2006 as payment of acquisition fees for the acquisition of Raffles City.*
6. *This comprised mainly underwriting and selling commissions and other issue expenses relating to the capital raising exercise for the acquisition of Raffles City through RCS Trust on 1 September 2006.*
7. *Distribution for 3Q 2007 is for the period from 1 April 2007 to 30 June 2007 paid in August 2007. Distribution for 3Q 2006 is for the period from 1 April 2006 to 30 June 2006 paid in August 2006.*

1(d)(i) Statement of changes in unitholders' funds (YTD Sep 2007 vs YTD Sep 2006)

As at 30 Sep 2007 vs 30 Sep 2006

	Group		Trust	
	YTD Sep 2007[1] S$'000	YTD Sep 2006 S$'000	YTD Sep 2007[2] S$'000	YTD Sep 2006 S$'000
Balance as at beginning of period	**2,975,814**	**2,283,905**	**2,925,628**	**2,276,977**
Operations				
Net income after tax	172,393	114,212	144,843	114,364
Net appreciation on revaluation of investment properties	290,344	13,346	232,653	13,346
Net increase in net assets resulting from operations	**462,737**	**127,558**	**377,496**	**127,710**
Movement in hedging reserve[3]	**2,377**	**1,568**	-	-
Movement in foreign currency translation reserve [3]	**(810)**	-	-	-
Unitholders' transactions				
Creation of units				
- Proceeds from placement [4]	-	401,000	-	401,000
- Units issued in respect of acquisition fees for Raffles City [5]	-	8,664	-	8,664
- Units issued in respect of acquisition fees for CRS [6]	1,334	-	1,334	-
- Units to be issued as satisfaction of the portion of asset management fees payable in units	9,492	6,292	9,492	6,292
Issue expenses [7]	-	(8,809)	-	(8,809)
Distribution to unitholders[8]	(147,971)	(101,618)	(147,971)	(101,618)
Net decrease in net assets resulting from unitholders' transactions	**(137,145)**	**305,529**	**(137,145)**	**305,529**
Balance as at end of period	**3,302,973**	**2,718,560**	**3,165,979**	**2,710,216**

Footnotes:

1. *Group's results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates, CRCT and CRS (from 1 Jan 2007 to 31 May 2007).*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007.
2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007.*
3. *This includes Group's 20.0% share in CRCT's hedging reserve and foreign currency translation reserve.*
4. *174,348,000 new units were issued via a capital raising exercise on 1 September 2006 to part finance the acquisition of Raffles City through RCS Trust.*
5. *3,652,767 new units were issued on 1 September 2006 as payment of acquisition fees for the acquisition of Raffles City.*
6. *322,685 new units were issued on 21 June 2007 as payment of acquisition fees for the acquisition of CRS.*

7. *This comprised mainly underwriting and selling commissions and other issue expenses relating to the capital raising exercise for the acquisition of Raffles City through RCS Trust on 1 September 2006.*
8. *Distribution for YTD Sep 2007 is for the period from 1 October 2006 to 31 December 2006 paid in February 2007, distribution for the period 1 January 2007 to 31 March 2007 paid in May 2007 and distribution for the period 1 April 2007 to 30 June 2007 paid in August 2007.*
Distribution for YTD Sep 2006 is for the period from 31 October 2005 to 31 December 2005 paid in February 2006, distribution for the period 1 January 2006 to 31 March 2006 paid in May 2006 and distribution for the period 1 April 2006 to 30 June 2006 paid in August 2006.

1(d)(ii) Details of any change in the issued and issuable units (3Q 2007 vs 3Q 2006)

	Trust	
	3Q 2007 Units	3Q 2006 Units
Balance as at beginning of period	**1,563,765,404**	**1,381,463,231**
New units issued :		
- As payment of asset management fees [1]	816,107	997,074
- For acquisition of Raffles City	-	174,348,000
- As payment of acquisition fees for Raffles City	-	3,652,767
Issued units as at end of period	**1,564,581,511**	**1,560,461,072**
New units to be issued		
- As payment of asset management fees [2]	520,820	850,262
Total issued and issuable units as at end of period	**1,565,102,331**	**1,561,311,334**

Footnotes:
1. *These were the performance component of the asset management fees for 2Q 2007 and 2Q 2006 which were issued in August 2007 and August 2006 respectively.*
2. *These were the performance component of the asset management fees for 3Q 2007 (which will be issued in October 2007) and 3Q 2006 (that have been issued in October 2006).*
In accordance with the Trust Deed, the base component and the performance component may be paid to the Manager in the form of cash, in the form of units or a combination of both (as the Manager may elect).
The Manager has elected to continue to receive the base component and the performance component in cash and units respectively.
When the performance component is paid in the form of units, the Manager shall be entitled to receive such number of units as may be purchased for the relevant amount of the asset management fee at:
(i) *(in respect of Tampines Mall, Junction 8 and Funan DigitaLife Mall), for the 60-month period from the Listing Date at an issue price of S$0.96 per unit, unless the volume weighted average traded price of a unit for all trades on the SGX-ST for the last ten business days of the relevant period in which the asset management fee accrues at the time of issue exceeds S$2.00 or more per unit, in which event, the units will be issued at a 25% discount from that volume weighted average traded price; and*
(ii) *(after 60 months following the Listing Date) the volume weighted average traded price of a unit for all trades on the SGX-ST for the last ten business days of the relevant period in which the asset management fee accrues.*

1(d)(ii) **Details of any change in the issued and issuable units (YTD Sep 2007 vs YTD Sep 2006)**

	Trust	
	YTD Sep 2007 Units	YTD Sep 2006 Units
Balance as at beginning of period	**1,561,440,705**	**1,379,698,467**
New units issued :		
- As payment of asset management fees [1]	2,818,121	2,761,838
- For acquisition of Raffles City	-	174,348,000
- As payment of acquisition fees for Raffles City	-	3,652,767
- As payment of acquisition fees for CRS	322,685	-
Issued units as at end of period	**1,564,581,511**	**1,560,461,072**
New units to be issued		
- As payment of asset management fees [2]	520,820	850,262
Total issued and issuable units as at end of period	**1,565,102,331**	**1,561,311,334**

Footnotes:

1. *These were the performance component of the asset management for 4Q 2006, 1Q 2007 and 2Q 2007 which were issued in February 2007, May 2007 and August 2007 respectively. For YTD Sep 2006, the units were issued for 4Q 2005, 1Q 2006 and 2Q 2006 which were issued in February 2006, May 2006 and August 2006 respectively.*
2. *These were the performance component of the asset management fees for 3Q 2007 (which will be issued in October 2007) and 3Q 2006 (that have been issued in October 2006).*
   In accordance with the Trust Deed, the base component and the performance component may be paid to the Manager in the form of cash, in the form of units or a combination of both (as the Manager may elect). The Manager has elected to continue to receive the base component and the performance component in cash and units respectively.
   When the performance component is paid in the form of units, the Manager shall be entitled to receive such number of units as may be purchased for the relevant amount of the asset management fee at:
   (i) *(in respect of Tampines Mall, Junction 8 and Funan DigitaLife Mall), for the 60-month period from the Listing Date at an issue price of S$0.96 per unit, unless the volume weighted average traded price of a unit for all trades on the SGX-ST for the last ten business days of the relevant period in which the asset management fee accrues at the time of issue exceeds S$2.00 or more per unit, in which event, the units will be issued at a 25% discount from that volume weighted average traded price; and*
   (ii) *(after 60 months following the Listing Date) the volume weighted average traded price of a unit for all trades on the SGX-ST for the last ten business days of the relevant period in which the asset management fee accrues.*

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2006 except as noted in item 5 below.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

With the introduction of FRS 40: Investment Property with effect from 2007, Earnings per Unit are computed based on Total Return for the Period after Tax. Prior to this, Earnings per Unit were computed based on Net Income after Tax.

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (3Q 2007 vs 3Q 2006)**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group		Trust	
	3Q 2007	3Q 2006	3Q 2007	3Q 2006
Weighted average number of units in issue	1,564,258,955	1,439,996,813	1,564,258,955	1,439,996,813
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	3.14¢	2.66¢	3.35¢	2.68¢
Based on fully diluted basis	3.14¢	2.66¢	3.35¢	2.68¢
Number of units in issue at end of period	1,564,581,511	1,560,461,072	1,564,581,511	1,560,461,072
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	3.40¢ [2]	2.85¢	3.40¢ [2]	2.85¢

Footnotes:

1. *In computing the EPU, Total Return for the Period after Tax and the weighted average number of units for the period are used. Comparative EPU's have been restated to be consistent with current period's presentation.*
2. *Approximately S$1.6 million of distribution income from CRCT received in 3Q 2007 for the period 23 October 2006 to 30 June 2007 has been retained for distribution in 4Q 2007. Hence DPU for 3Q 2007 is after retaining approximately S$1.6 million of income available for distribution to unitholders.*

	Group		Trust	
	YTD Sep 2007	YTD Sep 2006	YTD Sep 2007	YTD Sep 2006
Weighted average number of units in issue	1,563,192,685	1,400,642,077	1,563,192,685	1,400,642,077
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	29.60¢	9.11¢	24.15¢	9.12¢
Based on fully diluted basis	29.60¢	9.11¢	24.15¢	9.12¢
Number of units in issue at end of period	1,564,581,511	1,560,461,072	1,564,581,511	1,560,461,072
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	9.52¢ [2]	8.34¢ [2]	9.52¢ [2]	8.34¢ [2]

Footnotes:

1. *In computing the EPU, Total Return for the Period after Tax and the weighted average number of units for the period are used. Comparative EPU's have been restated to be consistent with current period's presentation.*
2. *Approximately S$1.6 million of distribution income from CRCT received in 3Q 2007 for the period 23 October 2006 to 30 June 2007 has been retained for distribution in 4Q 2007. Hence DPU for YTD Sep 2007 is after retaining approximately S$1.6 million of income available for distribution to unitholders. In addition, DPU for YTD Sep 2007 is also after retaining S$4.6 million of income available for distribution to unitholders in 1Q 2007.*
   DPU for YTD Sep 2006 is after retaining S$4.2 million of income available for distribution to unitholders.

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Group	
	30 Sep 07	31 Dec 06
NAV per unit	$2.11	$1.91
Adjusted NAV per unit (excluding the distributable income)	$2.08	$1.87

	Trust	
	30 Sep 07	31 Dec 06
NAV per unit	$2.02	$1.87
Adjusted NAV per unit (excluding the distributable income)	$1.99	$1.84

8 **Review of the performance**

	Group				
	3Q 2007 S$'000	3Q 2006 S$'000	2Q 2007 S$'000	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000
Income statement					
Gross revenue	**114,469**	**82,070**	**103,914**	**315,827**	**235,287**
Property operating expenses	(37,653)	(28,904)	(36,841)	(105,379)	(81,494)
Net property income	**76,816**	**53,166**	**67,073**	**210,448**	**153,793**
Interest income	278	264	231	793	689
Asset management fees	(6,687)	(5,196)	(6,541)	(18,739)	(14,568)
Trust expenses	(922)	(635)	(838)	(2,263)	(1,683)
Finance costs	(21,357)	(10,620)	(16,199)	(53,731)	(27,913)
Net income before share of profit of associates	**48,128**	**36,979**	**43,726**	**136,508**	**110,318**

	Group				
	3Q 2007 S$'000	3Q 2006 S$'000	2Q 2007 S$'000	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000
Distribution statement					
Net income	48,128	36,979	43,726	136,508	110,318
Net effect of non-tax deductible items	3,679	3,004	4,671	13,955	7,242
Distribution income from associate	3,109	-	-	3,109	-
Interest income from associate	-	1,243	824	2,063	3,688
Net income from subsidiary	(31)	-	(316)	(347)	-
Taxation	(127)	-	(91)	(218)	-
Amount available for distribution to unitholders	**54,758**	**41,226**	**48,814**	**155,070**	**121,248**
Distributable income to unitholders	**53,204**[1]	**41,226**	**48,814**	**148,916**[2]	**117,072**[3]

Amount available for distribution per unit (cents)					
For the period	3.49	2.85	3.12	9.90	8.64
Annualised	13.85	11.31	12.51	13.24	11.55
Distribution per unit (in cents)					
For the period	3.40[1]	2.85	3.12	9.52[2]	8.34[3]
Annualised	13.49[1]	11.31	12.51	12.73[2]	11.15[3]

Footnotes:-

1. *After retaining approximately S$1.6 million of income available for distribution to unitholders.*
2. *After retaining approximately S$6.2 million of income available for distribution to unitholders.*
3. *After retaining S$4.2 million of income available for distribution to unitholders.*

On 1 June 2007, CMT completed the acquisition of the balance 72.8% in Class E Bonds issued by CRS. CMT owns 100% of the Class E Bonds and thus effectively owns 100.0% of the property portfolio of CRS which comprises three shopping malls namely, Lot One Shoppers' Mall, 90 out of 91 strata units in Bukit Panjang Plaza and Rivervale Mall. With this acquisition, CRS's revenue and expenses will be consolidated 100% at CMT Group level.

3Q 2007 vs 3Q 2006

Gross revenue for 3Q 2007 was S$114.5 million, an increase of S$32.4 million or 39.5% over 3Q 2006. CMT's 40% interest in Raffles City which was acquired on 1 September 2006, contributed three months of revenue in 3Q 2007 compared with the one month contribution of revenue in 3Q 2006, resulting in an increase of S$11.8 million. The three malls under CRS also contributed gross revenue of S$14.6 million in 3Q 2007. The other malls accounted for another S$6.0 million increase in revenue mainly due to new and renewed leases at higher rates as well as higher revenue from IMM Building as Asset Enhancement Initiatives ("AEI") works to the carpark and levels 1 and 2 of the extension block were completed towards the end of 2006.

Property operating expenses for 3Q 2007 was S$37.7 million, an increase of S$8.7 million or 30.3% over 3Q 2006, mainly due to the acquisition of the 40% interest in Raffles City completed on 1 September 2006 and the three malls under CRS from 1 June 2007.

Asset management fees was S$6.7 million, an increase of S$1.5 million or 28.7% over S$5.2 million in 3Q 2006 for abovementioned reasons as well as higher revenue generated for all existing properties except Sembawang Shopping Centre and higher property values of the existing properties under management.

Finance costs for 3Q 2007 of S$21.4 million was S$10.7 million higher than the same quarter last year. This was mainly attributed to three months of finance costs incurred at RCS Trust in 3Q 2007 compared with the one month of finance costs incurred in 3Q 2006, resulting in an increase of S$2.6 million. In addition, the higher finance costs were also due to finance costs of S$4.1 million incurred at CRS for 3Q 2007 and the cost of financing investment in CRCT of S$0.6 million. Finance cost on the S$290.3 million short term loan taken on 1 June 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds of CRS amounted to S$2.0 million. S$3.4 million finance cost on the S$350.0 million taken on 26 February 2007 through the existing CMBS program under Silver Maple to refinance short term borrowings as well as the S$172.0 million CMBS which matured in February 2007 and the Revolving Credit Facility of S$28.0 million was partially offset by the savings in interest expense of S$2.3 million from the S$172.0 million CMBS, Revolving Credit Facility of S$28.0 million and short term borrowings that were refinanced in February 2007.

3Q 2007 vs 2Q 2007

Gross revenue for 3Q 2007 was S$114.5 million compared with S$103.9 million for 2Q 2007, an increase of S$10.6 million or 10.2%. This was mainly due to higher revenue of S$0.4 million from the 40% interest in Raffles City which was acquired on 1 September 2006 and S$10.0 million from the three malls under CRS from 1 June 2007. The other malls contributed S$0.2 million mainly due to increase in revenue from new and renewed leases at higher rates.

Property operating expenses was S$37.7 million compared with S$36.8 million for 2Q 2007, an increase of S$0.9 million or 2.2%. This was mainly due to the three months of property operating expenses for CRS in 3Q 2007 compared to the one month of expenses incurred in 2Q 2007, resulting in an increase of S$3.5

million and an increase in property operating expenses incurred at RCS Trust of S$0.5 million. These were partially offset by a decrease in property operating expenses including property tax, marketing and maintenance expenses of S$3.1 million from CMT malls.

Asset management fees was S$6.7 million, an increase of S$0.1 million or 2.2% against 2Q 2007 due to higher revenue and higher property values under management.

Finance costs for 3Q 2007 of S$21.4 million was S$5.2 million or 31.8% higher than 2Q 2007. This was mainly attributed to the three months contribution of finance costs incurred at CRS for 3Q 2007 against the one month contribution in 2Q 2007, resulting in an increase of S$3.3 million. Finance cost on the S$290.3 million short term loan taken on 1 June 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds of CRS amounted to S$2.0 million in 3Q 2007, an increase of S$1.4 million from 2Q 2007.

YTD Sep 2007 vs YTD Sep 2006

Gross revenue for YTD Sep 2007 was S$315.8 million, an increase of S$80.5 million or 34.2% over YTD Sep 2006. This was mainly due to the nine months contribution of gross revenue in YTD Sep 2007 from the 40% interest in Raffles City acquired on 1 September 2006, against the one month contribution in YTD Sep 2006, an increase of S$44.0 million, and S$19.3 million from the three malls under CRS from 1 June 2007. The other malls accounted for another S$17.2 million increase in revenue mainly due to new and renewed leases at higher rates as well as higher revenue from IMM Building Asset Enhancement Initiatives ("AEI") works.

Property operating expenses for YTD Sep 2007 was S$105.4 million, an increase of S$23.9 million or 29.3% over YTD Sep 2006. Expenses from the three malls under CRS from 1 June 2007 accounted for S$6.8 million. In addition, the nine months contribution of expenses in YTD Sep 2007 from the 40% interest in Raffles City, against the one month contribution of expenses in YTD Sep 2006 resulted in an increase of S$12.4 million. The other malls contributed S$4.7 million mainly in property tax, marketing and utilities expenses.

Asset management fees for YTD Sep 2007 was S$18.7 million, an increase of S$4.2 million or 28.6% over YTD Sep 2006. This was mainly due to the acquisition of the 40% interest in Raffles City and the balance 72.8% in Class E Bonds issued by CRS, higher revenue and higher property values under management.

Finance costs for YTD Sep 2007 of S$53.7 million was S$25.8 million or 92.5% higher than YTD Sep 2006. This was mainly attributed to the nine months contribution of finance costs incurred at RCS Trust in YTD Sep 2007 against the one month contribution in YTD Sep 2006, resulting in an increase of S$10.0 million. The higher finance costs were also contributed by S$4.9 million incurred at CRS during 1 June 2007 to 30 Sep 2007, cost of financing the investment in CRCT amounting to S$2.3 million and finance cost on the S$290.3 million short term loan taken on 1 June 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds of CRS of S$2.6 million. S$8.0 million finance cost on the S$350.0 million taken on 26 February 2007 through the existing CMBS program under Silver Maple to refinance the short term borrowings as well as the S$172.0 million CMBS which matured in February 2007 and the Revolving Credit Facility of S$28.0 million, transaction costs of S$1.4 million incurred in February 2007 in respect of this refinancing were partially offset by the net savings in interest expense of S$4.2 million from the S$172.0 million CMBS, Revolving Credit Facility of S$28.0 million and short term borrowings that were refinanced in February 2007.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

Below mentioned only relates to review of the results of Group.

9(i) Income statement (Actual vs Forecast)

	Actual[1] 3Q 2007 S$'000	Forecast[2] 3Q 2007 S$'000	% Change
Gross rental income	106,128	89,574	18.5
Car park income	3,304	2,441	35.4
Other income	5,037	2,814	79.0
Gross revenue	**114,469**	**94,829**	**20.7**
Property management fees	(4,059)	(3,563)	13.9
Property tax	(10,737)	(8,354)	28.5
Other property operating expenses	(22,857)	(19,767)	15.6
Property operating expenses	**(37,653)**	**(31,684)**	**18.8**
Net property income	**76,816**	**63,145**	**21.7**
Interest income	278	-	NM
Asset management fees	(6,687)	(5,501)	21.6
Trust expenses	(922)	(812)	13.5
Finance costs	(21,357)	(16,450)	29.8
Net income before share of profit of associates	**48,128**	**40,382**	**19.2**

NM – not meaningful

Footnotes:

1. *Group results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(ii) Distribution statement (Actual vs Forecast)

	Actual[1] 3Q 2007 S$'000	Forecast[3] 3Q 2007 S$'000	% Change
Net income before share of profit of associates	**48,128**	**40,382**	**19.2**
Net effect of non-tax deductible items	3,679	3,894	(5.5)
Distributable income from associate	3,109	-	NM
Interest income from associate	-	1,243	NM
Income from subsidiary not distributed	(158)	-	NM
Amount available for distribution to unitholders	**54,758**	**45,519**	**20.3**
Distributable income available for distribution to unitholders	**53,204**[2]	**45,519**	**17.2**
Distribution per unit (in cents)			
For the period	3.40¢[2]	2.90¢	17.2
Annualised	13.49¢[2]	11.51¢	17.2

NM – not meaningful

Footnotes:
1. *Group results for the period 3Q 2007 includes proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
2. *After retaining approximately S$1.6 million of income available for distribution to unitholders.*
3. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(iii) Breakdown of gross revenue

	Actual[1] 3Q 2007 S$'000	Forecast [2] 3Q 2007 S$'000	% Change
Tampines Mall	13,658	13,566	0.7
Junction 8	11,174	10,531	6.1
Funan DigitaLife Mall	6,909	6,315	9.4
IMM Building	16,219	14,337	13.1
Plaza Singapura	16,980	16,288	4.2
Bugis Junction	15,041	13,742	9.5
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	3,172	4,684	(32.3)
	83,153	**79,463**	**4.6**
40% interest in Raffles City	16,671	15,366	8.5
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	14,645	-	NM
Gross revenue	**114,469**	**94,829**	**20.7**

NM – not meaningful

Footnotes:
1. *Group results for the period 3Q 2007 includes proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007).*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(iv) Breakdown of net property income

	Actual[1] 3Q 2007 S$'000	Forecast [2] 3Q 2007 S$'000	% Change
Tampines Mall	9,536	9,520	0.2
Junction 8	7,387	7,159	3.2
Funan DigitaLife Mall	4,501	3,763	19.6
IMM Building	10,132	8,274	22.5
Plaza Singapura	12,072	11,259	7.2
Bugis Junction	9,955	9,217	8.0
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	1,936	2,878	(32.7)
	55,519	**52,070**	**6.6**
40% interest in Raffles City	11,766	11,075	6.2
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	9,531	-	NM
Net property income	**76,816**	**63,145**	**21.7**

NM – not meaningful

Footnotes:
1. *Group results for the period 3Q 2007 includes proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007).*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(v) Review of the performance

Gross revenue for 3Q 2007 was S$114.5 million, an increase of S$19.6 million or 20.7% over the forecast for the same period. S$5.0 million of the increase was due to CMT portfolio excluding the three CRS malls (S$14.6 million). Other than Sembawang Shopping Centre which is undergoing major asset enhancement, gross revenue for all malls under CMT portfolio performed better than forecast by 0.7% to 13.1%. S$2.2 million of the total increase is attributable to other income.

Property operating expenses for the period was S$37.7 million, which was S$6.0 million higher than forecast for the same period. Property operating expenses for the three CRS malls accounted for S$5.1 million while the balance was mainly due to higher property tax and marketing expenses for malls under CMT excluding CRS portfolio.

Asset management fees for the period was S$6.7 million or an increase of S$1.2 million over forecast for the same period mainly due to higher revenue and higher property values under management.

Finance cost for the period was S$21.4 million, which was S$4.9 million higher than the forecast for the same period. This was mainly due to the finance cost incurred at CRS for 3Q 2007, which were not included in the forecast.

10 Commentary on the competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months

The Singapore economy continued to register strong growth in the third quarter of 2007. Advance estimates show that real gross domestic product (GDP) rose by 9.4% on a year-on-year basis in the third quarter, up from 8.7% in the previous quarter. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP growth decelerated to 6.4% from 14.4% a quarter earlier.

Growth in the services producing industries is estimated to have eased slightly to 8.1% in the third quarter from 8.4% in the preceding quarter.

Outlook for 2007

The manager of CMT is optimistic to deliver the projected distribution of 11.48 cents as stated in the CMT OIS dated 29 August 2006, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution : Distribution for 01July 2007 to 30 September 2007

Distribution Type	Distribution Rate (cents)
Taxable Income	3.31
Capital	0.09
Total	**3.40**

Par value of units : NA

Tax rate : Taxable Income Distribution

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from Singapore income tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession in Singapore.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Capital Distribution
Capital distribution represents a return of capital to unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For unitholders who are liable to Singapore income tax on profits from sale of CMT units, the amount of capital distribution will be applied to reduce the cost base of their CMT units for Singapore income tax purposes.

Remarks	: NA

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?	Yes.
Name of distribution	: Distribution for 01 July 2006 to 30 September 2006
Distribution type	: Income
Distribution rate	CapitaMall : 2.85 cents per unit (for period from 1 July 2006 to 30 September 2006) CapitaMall A : 0.93 cents per unit (for period from 1 September 2006 to 30 September 2006)
Par value of units	: NA
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: NA

11(c)	Date payable	: Notice of Books Closure and Distribution Payment Date to be announced shortly
11(d)	Books closure date	

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaMall Trust (the "**Manager**") which may render the unaudited interim financial results of the Group and the Trust (comprising the balance sheets, consolidated statement of total return, statement of changes in unitholders' funds and consolidated cash flow statement, together with their accompanying notes) as at 30 September 2007 and the results of the business, changes in unitholders' funds and cash flows of the Group for the 9 months ended on that date, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Kee Teck Koon
Director

Pua Seck Guan
Chief Executive Officer

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Kannan Malini
Company Secretary
19 October 2007

CapitaMall Trust

News Release

19 October 2007

For Immediate Release

CMT Achieves Higher Distribution per Unit of Over 19.3%[1] for Third Quarter[2] 2007

Singapore, 19 October 2007 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$53.2 million to unitholders of CMT ("Unitholders") for Third Quarter[2] 2007. The distributable income for Third Quarter[2] 2007 is based on 100.0% of CMT's taxable income available for distribution to Unitholders for the same period. The distribution for Third Quarter[2] 2007 also includes a capital distribution of S$1.5 million received from CMT's 20% investment in CapitaRetail China Trust ("CRCT"). CMT received a total capital distribution of S$3.1 million[3] from CRCT, of which S$1.6 million has been retained for distribution in Fourth Quarter[4] 2007.

Distribution Per Unit in CMT ("DPU") for Third Quarter[2] 2007 is 3.40 cents, including 0.09 cents capital distribution from its investment in CRCT, (13.49 cents on an annualised basis), which is 17.2% higher than the forecast[5] DPU of 2.90 cents for Third Quarter[2] 2007 (11.51 cents on an annualised basis). When compared against the Third Quarter[6] in 2006, the DPU registered an increase of 19.3% from 11.31 cents (on an annualised basis) to 13.49 cents (on an annualised basis). The Books Closure and Distribution Payment Date will be announced shortly.

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[1] Annualised Distribution per Unit for the period from 1 July 2007 to 30 September 2007 versus the annualised Distribution per Unit for the period from 1 July 2006 to 30 September 2006.

[2] For the period from 1 July 2007 to 30 September 2007.

[3] For the period from 23 October 2006 to 30 June 2007.

[4] For the period from 1 October 2007 to 31 December 2007.

[5] Based on the forecast and projection, together with the accompanying assumptions, in the CMT Offer Information Statement dated 29 August 2006.

[6] For the period from 1 July 2006 to 30 September 2006.

CMT Group's[7] gross revenue for Third Quarter[2] 2007 was S$114.5 million. This is an increase of S$19.6 million or 20.7% over the forecast[5] gross revenue for Third Quarter[2] 2007. Of the S$19.6 million increase in gross revenue, approximately 25.5% or S$5.0 million was due to top line revenue growth at malls within the CMT Portfolio[8]. The remaining S$14.6 million was due to the consolidation of CapitaRetail Singapore Limited[9] ("CRS") results.

CMT Group's[7] Net Property Income ("NPI") for Third Quarter[2] 2007 also exceeded the forecast[5] NPI for Third Quarter[2] 2007 by 21.7% or S$13.7 million. On the same store[10] basis, CMT Group's[7] NPI for Third Quarter[2] 2007 outperformed NPI for Third Quarter[6] 2006 by 11.9% or S$5.9 million, while its NPI for First Three Quarters[11] 2007 was better than NPI for First Three Quarters[12] 2006 by 8.5% or S$12.7 million. Rental renewal rates for the First Three Quarters[11] 2007 saw robust growth, registering 12.1% over preceding rental rates, and 5.5% over forecast rental rates[13].

Summary of CMT Group's[7] Results

(1 July 2007 to 30 September 2007)

	Actual	**Forecast[5]**	**Variance**	
			Amount	**%**
Gross Revenue (S$'000)	114,469	94,829	19,640	20.7
Net Property Income (S$'000)	76,816	63,145	13,671	21.7
Distributable Income to Unitholders (S$'000)	53,204	45,519	7,685	17.2
Distribution Per Unit (cents) For the period 1 Jul to 30 Sep 07	3.40¢	2.90¢	0.50¢	17.2
Comprise: - taxable income distribution - capital distribution	3.31¢ 0.09¢	2.90¢ -	0.41¢ 0.09¢	14.1 N.M.
Annualised	13.49¢	11.51¢	1.98¢	17.2
Distribution Yield - S$3.70 per unit (closing as at 18 Oct 07)	3.65%	3.11%	0.54%	17.2

N.M. – not meaningful

[7] Includes proportionate consolidation of the 40.0% interest in Raffles City, 100.0% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 13 April 2007) and equity accounting of its associate.
[8] Comprising Tampines Mall, Funan DigitaLife Mall, Junction 8, IMM Building, Plaza Singapura, Bugis Junction, Sembawang Shopping Centre, Hougang Plaza, Jurong Entertainment Centre and 40% stake in Raffles City.
[9] Comprising Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall.
[10] Excluding 40.0% interest in Raffles City, Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.
[11] For the period from 1 January 2007 to 30 September 2007.
[12] For the period from 1 January 2006 to 30 September 2006.
[13] Forecast rental rates for the period 1 July 2007 to 30 September 2007 is based on the assumptions shown in the CMT Offer Information Statement dated 29 August 2006.

Mr Pua Seck Guan, Chief Executive Officer of CMTML, said, "We are pleased to have outperformed our forecast for Third Quarter[2] 2007. The strong set of results stemmed from the quality of our underlying assets which have registered good organic growth arising from positive rental reversions. Gross turnover rent component as a proportion of gross rental income has grown two-fold over the last five years, driven by robust retail sales growth achieved by our tenants. The multiple asset enhancement initiatives currently undertaken and the properties in the pipeline will continue to drive long-term growth for Unitholders. We remain confident of the acquisition opportunities in Singapore and are actively seeking yield-accretive acquisitions to grow our target local asset size to S$8.0 billion by 2010."

Update on Tampines Mall

Tampines Mall's Phase 2 asset enhancement initiative, where anchor tenant Isetan's space is recovered to create a new cluster of specialty stores, has been 100.0% committed. The new cluster of shops will enhance the variety and excitement of shopping at Tampines Mall, where Lee Cooper and SUB will have their first retail outlets in Singapore, while Kiehl's and Rachael G will be establishing their first suburban retail outlets. Other established brand names which will be setting up shop includes Royal Sporting House, Nike, FF (4-in-1 concept) and Haagen Daz. The new cluster of shops is expected to commence trading by December 2007, just in time for the festive shopping season.

Based on a capital expenditure of S$9.85 million for the Phase 2 asset enhancement works and the 100.0% committed leases achieved to-date, the increase in NPI is estimated at S$1.76 million per annum with an ungeared Return On Investment ("ROI") of 17.9%. This surpasses our initial projection of an increase in NPI of S$1.14 million per annum and an ROI of 11.6%.

Tampines Mall Applies for Provisional Permission ("PP") to Utilise Additional Plot Ratio for Office Development

Separately, to maximise returns to Unitholders, CMTML has proceeded to apply for PP from the Urban Redevelopment Authority ("URA") to fully utilise the additional plot ratio increase, from 3.5 to 4.2, for an office development. This follows CMT's receipt of URA's Outline Planning Advice on Tampines Mall's plot ratio increase for full office development in July 2007. The increase in plot ratio is expected to create approximately 95,000 Square Feet ("sq ft") of office space at Tampines Mall, which is currently a pure-retail asset. The differential premium payable is estimated at S$2,940.0 per square meter or S$25.9 million.

Update on Funan DigitaLife Mall ("Funan")

In May 2007, CMTML announced that Funan has received PP from the URA to erect a nine-storey commercial building, to maximise the unutilised Gross Floor Area ("GFA") of approximately 386,000 sq ft. The unutilised GFA is due to Funan employing only 3.88 of its allowable gross plot ratio of 7.0. A differential premium of S$63.7 million, to be paid to the URA, has already been locked in.

Funan's effective land cost based on its allowable plot ratio, calculated based on its current valuation, plus the differential premium and the estimated cost to top up Funan's lease to a 99-year leasehold title, is approximately S$485.0 per sq ft. This compares favorably to ongoing land sales price, ranging from S$900.0 to S$1,000.0 per sq ft, for commercial/retail sites. We are currently exploring various options to unlock value at Funan for Unitholders.

Update on IMM Building ("IMM")

As at 30 September 2007, a strong leasing commitment of 99.8% was achieved for the new and reconfigured units under the full enhancement works planned at IMM. Compared against average rentals prior to the asset enhancement works, an approximate 34.0% increase in average rentals was achieved. As a result, S$ 13.3 million, or a 9.9% increase in incremental rental revenue per annum compared to the original projection of S$12.1 million has been committed on a stabilised basis. Monthly shopper traffic at IMM has also increased significantly by approximately 27.0%, from approximately 1.1 million shoppers per month prior to asset enhancement works to about 1.4 million shoppers per month post-asset enhancement works.

Update on Bugis Junction ("BJ")

At BJ, the relocation of the Basement 1 food court to Level 3, which commenced in Second Quarter 2007 [14], has been completed. The new food court started operating on 1 September 2007. Meanwhile, Phase 1 and 2 of the reconfiguration of the Basement 1 Market Place is fully leased and is on target to complete by Fourth Quarter 2007[4].

Update on Lot One Shoppers' Mall ("Lot 1")

Asset enhancement works at Lot 1 commenced on schedule in July 2007. As at 30 September 2007, a leasing commitment of 21.0% was achieved for the new and reconfigured units. In addition, S$2.0 million or approximately 29.0% of the S$6.9 million

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[14] For the period from 1 April 2007 to 30 June 2007.

projected increase in rental revenue per annum has been committed on a stabilised basis. Level 1 of the four-storey retail extension block is expected to be completed ahead of schedule in December 2007/January 2008. The entire asset enhancement initiative is on track to be completed by Fourth Quarter[15] 2008.

Update on Sembawang Shopping Centre ("SSC")

At SSC, redevelopment works, which commenced in First Quarter[16] 2007, are in progress. To date, over 60.0% of the total NLA has been committed. The anchor tenants committed includes Giant Hypermart, Daiso and Kopitiam. The entire redevelopment exercise is on schedule to be completed in Fourth Quarter[15] 2008. The project is expected to incur a capital expenditure of S$68.4 million and is expected to achieve an ungeared ROI of 8.0%.

About CapitaMall Trust (www.capitamall.com)

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by market capitalisation and asset size in Singapore, with a market capitalisation and asset size of approximately S$5.9 billion and S$5.8 billion respectively as at 17 October 2007. CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 30 September 2007, CMT Group's portfolio comprised a diverse list of over 1,800 leases with local and international retailers and achieved a committed occupancy of close to 100.0%. CMT Group's 13 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, 40.0% interest in Raffles City Singapore, Lot One, Bukit Panjang Plaza and Rivervale Mall. CMT also owns a 20.0% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

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[15] For the period from 1 October 2008 to 31 December 2008.
[16] For the period from 1 January 2007 to 31 March 2007.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com
Website : www.capitamall.com

CapitaMall Trust

CAPITAMALL TRUST

3rd Quarter 2007 FINANCIAL RESULTS

19 October 2007

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CMT OIS to Unitholders dated 29 August 2006. This shall be read in conjunction with paragraph 9 of CMT's 2007 Third Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

Financial Highlights

Financial Results
3Q 2007 (1 Jul – 30 Sept 2007)

Distribution Per Unit of 3.40 Cents Exceeds Forecast[1] by 17.2%

CMT is committed to distribute 100% of its taxable income available for distribution for the financial year ended 31 December 2007, including the S$4.6 million retained in 1Q 2007 and approximately S$1.6 million retained in 3Q 2007 from the capital distribution received from our investment in CapitaRetail China Trust ("CRCT").

	Actual	Forecast[1]	Variance	Change
Distributable income	S$53.2 m	S$45.5 m	S$7.7 m	17.2%
Distribution per unit	3.40[2]¢	2.90 ¢	0.50 ¢	17.2%
Comprise:				
Taxable Income Distribution	3.31 ¢	2.90 ¢	0.41 ¢	14.1%
Capital Distribution	0.09 ¢	—	0.09 ¢	N.M
Annualised distribution per unit	13.49¢	11.51¢	1.98¢	17.2%
Annualised distribution yield (Based on unit price of S$3.70 on 18 Oct 2007)	3.65 %	3.11 %	0.54 %	17.2 %

1. The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006.
2. CMT received capital distribution from CRCT of S$3.1 million. To provide for a more even flow of distribution to CMT, S$1.6 million has been retained for distribution in 4Q 2007.

N.M – Not meaningful

CapitaMall Trust

3Q 2007 vs 3Q 2006 and YTD 2007 vs YTD 2006

3Q 2007 Distribution Per Unit Increased 19.3% over 3Q 2006

	3Q 2007	3Q 2006	Variance	Change%
Annualised distribution per unit	13.49¢[1]	11.31¢	+ 2.18¢	+19.3%
Annualised distribution yield (Based on unit price of S$3.70 on 18 Oct 2007)	3.65%	3.06%	+0.59%	+19.3%

YTD 2007 Distribution Per Unit Increased 14.2% over YTD 2006

	YTD 2007	YTD 2006	Variance	Change%
Annualised distribution per unit	12.73¢[2]	11.15¢[3]	+1.58¢	+14.2%
Annualised distribution yield (Based on unit price of S$3.70 on 18 Oct 2007)	3.44%	3.01%	+0.43%	+14.2%

1. After retaining approximately S$1.6 million of income available for distribution to unitholders.
2. After retaining approximately S$6.2 million of income available for distribution to unitholders.
3. After retaining S$4.2 million of taxable income available for distribution to unitholders.

CapitaMall Trust

Distribution Details

Distribution Period	**1 July to 30 September 2007**
Distribution Rate	**i. Taxable Income Distribution of 3.31 cents per unit.** **ii. Capital Distribution of 0.09 cents per unit**

Notice of Books Closure and the Distribution Payment Dates to be announced shortly

Steady DPU Growth Since Listing in July 2002

Multi-Pronged Strategy Delivers Continuous DPU Growth



7.34[1] ¢
+9.4%
8.03 ¢
+18.1%
9.48 ¢
+7.9%
10.23 ¢
+14.3%
11.69 ¢
+8.9%
12.73 ¢[2]
FY2002 DPU[1]
FY2003 Actual DPU
FY2004 Actual DPU
FY2005 Actual DPU
FY2006 Actual DPU
FY2007 DPU[2]
2002
2003
2004
2005
2006
2007

1. Based on annualised distribution per unit for the period 17 July 2002 to 31 December 2002. Distribution for the period was 3.38 cents.
2. Based on annualised distribution per unit for the period 1 January 2007 to 30 September 2007. Distribution for the period was 9.52 cents.

CapitaMall Trust

Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisitions, Asset Enhancements & Active Leasing form Core Components of Growth


12.73 ¢2
6.78 ¢1
Asset Enhancements / Reconfiguration & Others 34%
Upfront Payment of IMM Land Premium 6%
Active Leasing 20%
Acquisitions 40%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Annualised distribution for the period 1 January 2007 to 30 September 2007.

CapitaMall Trust

CMT Unit Price Performance since IPO (July 2002) to 30 September 2007

- ☑ 306% Unit Price Appreciation
- ☑ 361% Total Return
- ☑ 99% Growth in Annualised DPU (3Q 2007[1] actual vs IPO 2002 forecast)
- ☑ 526% Growth in Total Asset Size
- ☑ 761% Growth In Market Cap
- ☑ Outperformed STI & Property Stocks


% change in unit price/index value
IPO to 30 Sept 07
CMT + 306.3%
STI + 133.7%
SESPROP + 282.8%
CMT
SESPROP
STI
400
350
300
250
200
150
100
50
0
-50
-100

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. For the period 1 July 2007 to 30 September 2007.

CapitaMall Trust

CMT Unit Price Performance
1 January 2007 to 30 September 2007

- ☑ 34% Unit Price Appreciation
- ☑ 34% Growth In Market Cap
- ☑ 38% Total Return[1]
- ☑ Outperformed STI & Property Stocks



% change in unit price/index value
1 Jan 07 to 30 Sept 07
CMT + 34.0%
STI + 24.1%
SESPROP + 33.9%
65
55
45
35
25
15
5
-5
-15
CMT
SESPROP
STI
29-Dec-06
12-Jan-07
26-Jan-07
09-Feb-07
23-Feb-07
09-Mar-07
23-Mar-07
06-Apr-07
20-Apr-07
04-May-07
18-May-07
01-Jun-07
15-Jun-07
29-Jun-07
13-Jul-07
27-Jul-07
10-Aug-07
24-Aug-07
07-Sep-07
21-Sep-07

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. Based on annualised distribution per unit. The actual distribution per unit for the period 1 January 2007 to 30 September 2007 was 9.52 cents.

CapitaMall Trust

CapitaMall Trust

Financial Results

Distribution Statement
3Q 2007 (1 Jul – 30 Sept 2007)

	Actual[1] S$'000	Forecast[2] S$'000	Variance (%)
Gross Revenue	114,469	94,829	20.7
Less property operating expenses	(37,653)	(31,684)	18.8
Net property income	**76,816**	**63,145**	**21.7**
Interest Income	278	-	N.M
Administrative expenses	(7,609)	(6,313)	20.5
Interest expenses	(21,357)	(16,450)	29.8
Net income before tax and before share of profit of associate	**48,128**	**40,382**	**19.2**
Non-tax deductible (chargeable) items	3,521	3,894	(9.6)
Distributable Income from associate[3]	3,109	-	N.M
Interest Income from associate	-	1,243	N.M
Amount available for distribution to unitholders	54,758	45,519	20.3
Less: Distribution Income from associate retained[3]	(1,554)	-	N.M
Distributable Income	**53,204**	**45,519**	**17.2**
Distribution per unit (in cents) for period	**3.40 ¢**	**2.90 ¢**	**17.2**
Comprise:			
Taxable Income Distribution	3.31 ¢	2.90 ¢	14.1
Capital Distribution	0.09 ¢	-	N.M
Annualised distribution per unit (in cents)	**13.49 ¢**	**11.51 ¢**	**17.2**

1. Group results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte Ltd (with effect from 13 April 2007) and equity accounting of its associate.
2. The forecast is based on the forecast shown in the CMT OIS dated 29 August 2006
3. CMT received capital distribution from CRCT of S$3.1 million. To provide for a more even flow of distribution to CMT, S$1.5 million has been retained for distribution in 4Q 2007. In addition, CMT has retained S$4.6 million of its income available for distribution to unitholders in 1Q 2007. CMT remains committed to distribute 100% of its income available for distribution to unitholders for the full financial year ended 31 December 2007

N.M – Not meaningful

CapitaMall Trust

Property Gross Revenue
3Q 2007 (1 Jul – 30 Sept 2007)

Portfolio Gross Revenue Outperformed Forecast[1] by 5.4%



CMT Portfolio[2]
99.9
94.8
5.4%
Tampines Mall
13.7
13.6
Junction 8
11.2
10.5
Funan DigitaLife Mall
6.9
6.3
IMM Building
16.2
14.3
Plaza Singapura
17.0
16.3
Bugis Junction
15.0
13.7
Other Assets[3]
3.2
4.7
40% interest in Raffles City
16.7
15.4
CRS Portfolio[4]
14.6
3Q Actual
3Q Forecast[1]
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140
S$ million

1. The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 which excludes Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.
2. Excluding the CRS Portfolio
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Gross Revenue for Other Assets is lower than forecast mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall .

CapitaMall Trust

Property Operating Expense
3Q 2007 (1 Jul – 30 Sept 2007)

Portfolio Operating Expenses Exceeded Forecast[1] by 2.8%



CMT Portfolio[2]
32.6[3]
31.7
Tampines Mall
4.2
4.1
Junction 8
3.8
3.4
Funan DigitaLife Mall
2.4
2.6
IMM Building
6.1
6.0
Plaza Singapura
4.9
5.0
Bugis Junction
5.0
4.5
Other Assets[4]
1.3
1.8
40% interest in Raffles City
4.9
4.3
CRS Portfolio[5]
5.1
0 5 10 15 20 25 30 35 40 45
S$ million
3Q Actual
3Q Forecast[1]
2.8%

1. The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 which excludes Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall .
2. Excluding the CRS Portfolio.
3. Higher mainly due to higher property tax and marketing expenses.
4. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Operating Expense for Other Assets is lower than forecast mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.
5. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall .

CapitaMall Trust

Net Property Income
3Q 2007 (1 Jul – 30 Sept 2007)

Portfolio Net Property Income Outperformed Forecast[1] by 6.7%



CMT Portfolio²
67.3
63.1
6.7%
Tampines Mall
9.5
9.5
Junction 8
7.4
7.1
Funan DigitaLife Mall
4.5
3.7
IMM Building
10.1
8.3
Plaza Singapura
12.1
11.3
Bugis Junction
10.0
9.2
Other Assets³
1.9
2.9
40% interest in Raffles City
11.8
11.1
CRS Portfolio⁴
9.5
3Q Actual
3Q Forecast¹
0
10
20
30
40
50
60
70
80
S$ million

1. The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 which excludes Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.
2. Excluding the CRS Portfolio.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Net Property Income for Other Assets is lower than forecast mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

CapitaMall Trust

Property Gross Revenue
3Q 2007 vs 3Q 2006

Gross Revenue Outperformed by 7.7% on Comparable Malls Basis



CMT Portfolio[1]
83.2
77.2
7.7%
Tampines Mall
13.7
13.9
Junction 8
11.2
10.4
Funan DigitaLife Mall
6.9
6.1
IMM Building
16.2
12.9
Plaza Singapura
17.0
15.8
Bugis Junction
15.0
13.4
Other Assets[2]
3.2
4.7
3Q 2007
3Q 2006
0 10 20 30 40 50 60 70 80 90 100 110 120
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Gross Revenue for Other Assets is lower than 3Q 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

Property Operating Expense
3Q 2007 vs 3Q 2006

Operating Expenses Exceeded 3Q 2006 Marginally on Comparable Malls Basis



CMT Portfolio[1]
27.7 [2]
27.6
0.4%
Tampines Mall
4.2
4.3
Junction 8
3.8
3.1
Funan DigitaLife Mall
2.4
2.6
IMM Building
6.1
6.2
Plaza Singapura
4.9
5.3
Bugis Junction
5.0
4.3
Other Assets[3]
1.3
1.8
3Q 2007
3Q 2006
0
5
10
15
20
25
30
35
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007
2. Higher mainly due to higher property tax and marketing expenses
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Operating Expense for Other Assets is lower than 3Q 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007

CapitaMall Trust

Net Property Income
3Q 2007 vs 3Q 2006

Net Property Income Outperformed by 11.9% on Comparable Malls Basis


CMT Portfolio[1]
55.5
49.6
11.9%
Tampines Mall
9.5
9.6
Junction 8
7.4
7.3
Funan DigitaLife Mall
4.5
3.5
IMM Building
10.1
6.7
Plaza Singapura
12.1
10.5
Bugis Junction
10.0
9.1
Other Assets[2]
1.9
2.9
3Q 2007
3Q 2006
0
10
20
30
40
50
60
70
80
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Net Property Income for Other Assets is lower than 3Q 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

CapitaMall Trust

Property Gross Revenue
YTD Sept 2007 vs YTD Sept 2006

Gross Revenue Registered Strong Growth of 7.5% on Comparable Malls Basis



CMT Portfolio[1]
247.7
230.4
7.5%
Tampines Mall
41.3
40.5
Junction 8
33.4
31.3
Funan DigitaLife Mall
20.1
18.1
IMM Building
47.7
39.6
Plaza Singapura
50.9
47.6
Bugis Junction
44.0
39.5
Others[2]
10.3
13.8
YTD Sept 07
YTD Sept 06
0.0 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 200.0 220.0 240.0 260.0 280.0 300.0
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Gross Revenue for Other Assets is lower than YTD Sept 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

CapitaMall Trust

Property Operating Expenses
YTD Sept 2007 vs YTD Sept 2006

Property Operating Expenses Increased by 5.9% on Comparable Malls Basis



CMT Portfolio[1]
84.9[2]
80.2
5.9%
Tampines Mall
12.4
12.2
Junction 8
11.3
10.1
Funan DigitaLife Mall
7.5
7.0
IMM Building
19.1
18.3
Plaza Singapura
14.7
14.2
Bugis Junction
15.7
13.0
Others[3]
4.2
5.4
YTD Sept 07
YTD Sept 06
0.0
20.0
40.0
60.0
80.0
100.0
120.0
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Higher mainly due to higher property tax and marketing expenses.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Operating Expense for Other Assets is lower than YTD Sept 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

CapitaMall Trust

Net Property Income
YTD Sept 2007 vs YTD Sept 2006

Robust Net Property Income Growth of 8.4% on Comparable Malls Basis



CMT Portfolio[1]
162.8
150.2
8.4%
Tampines Mall
28.9
28.3
Junction 8
22.1
21.2
Funan DigitaLife Mall
12.6
11.1
IMM Building
28.6
21.3
Plaza Singapura
36.2
33.4
Bugis Junction[2]
28.3
26.5
Others[3]
6.1
8.4
YTD Sept 07
YTD Sept 06
0
20
40
60
80
100
120
140
160
180
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as CRS Malls which were acquired on 1 June 2007.
2. Due to asset enhancement at Basement 2 of Bugis Junction.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Net Property Income for Other Assets is lower than YTD Sept 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

CapitaMall Trust

Debt Capital Information as at 30 September 2007 (including 40% share in RCS Trust and 100% share in CRS)

Debt Maturity Profile



Commercial Mortgage Back Security ("CMBS") under Silver Maple
Short Term Borrowings
CMBS under Silver Oak to part finance the 40% share of the Raffles City acquisition
Class A – D Bonds and RCF of CRS
Bridge loan to finance acquisition of 72.8% of Class E Bonds of CRS
S$ million
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
453.6
19.3%
163.3
7.0%
290.3
12.3%
305.2
13.0%
335.0
14.3%
125.0
5.3%
346.4[2]
14.8%
783.0
33.3%
433.0
18.4%
350.0
14.9%
Short Term Facilities
2008
2009
2010
2011
2012

1. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch,Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.
2. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.

Key Statistics

CMT
(excluding 40% share in RCS Trust and 100% share in CRS)

Interest Cover	4.9 times
Average Cost of Debt	3.2%
Debt Rating	" AAA "
CMT's Corporate Rating[1]	" A2 "

CMT Group
(including 40% share in RCS Trust and 100% share in CRS)

Gearing Ratio	40.7%
Average Cost of Debt	3.5%

CapitaMall Trust

Balance Sheet

As at 30 Sept 2007[1]	S$'000
Non Current Assets	5,734,528
Current Assets	82,364
Total Assets	5,816,892
Current Liabilities	556,713
Non-Current Liabilities	1,957,206
Less Total Liabilities	2,513,919
Net Assets	3,302,973
Unitholders' Funds	3,302,973
Units In Issue ('000 units)	1,565,102[2]

Net Asset Value per unit (as at 30 September 2007)	S$2.11
Adjusted Net Asset Value per unit (excluding distributable income)	S$2.08

1. Balance sheet at Group level is after including the proportionate consolidation of CMT's 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 13 April 2007) and equity accounting of its associate.
2. Including 520,820 new units which will be issued in November 2007 as payment of asset management fees for 3Q 2007.

CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Strong Rental Rates Achieved vs Forecast & Preceding Rentals

From 1 January to 30 September 2007 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases[1]	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
		Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Tampines Mall	21	51,910	16.6	5.1	13.8
Junction 8	54	62,133	25.2	3.7	10.4
Funan DigitaLife Mall	36	43,306	14.6	5.6	8.3
IMM Building[2,3]	21	114,553	34.5	1.6	4.5
Plaza Singapura	22	15,361	3.1	7.4	7.4
Bugis Junction	55	228,502	54.3	9.2	19.5
Other assets[4]	7	18,723	10.4	2.3	4.5
Lot One Shoppers' Mall[5]	14	18,233	8.9	5.6	13.3
Bukit Panjang Plaza[5]	10	11,966	8.1	4.2	13.5
Rivervale Mall[5]	7	2,966	3.6	1.2	10.1
CMT Portfolio	247	567,654	20.2	5.5	12.1

1. Includes only retail leases of CMT and CRS Malls . excluding Raffles City Shopping Centre and Sembawang Shopping Centre.
2. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account. 116 units originally budgeted to be affected by asset enhancement works at Level 1 ,2 and 3 were excluded from the analysis.
3. Lower Preceding and Forecast rental rate due to the renewal of anchor tenant (Giant) at forecast rental rate.
4. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.
5. Renewals/New leases for CRS Malls for the period since acquisition. from 1 June 2007 to 30 September 2007.

CapitaMall Trust

Strong Renewals Achieved Year-on-Year

CMT Portfolio (Year)	No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates Vs	
		Area (Sq Ft)	% of Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
2007[2]	247	567,654	20.2	5.5% [3]	12.1%
2006[4]	299	505,857	17.8	4.7%[5]	8.3%
2005[6]	189	401,263	23.2	6.8%[7]	12.6%
2004	248	244,408	14.2	4.0%[8]	7.3%
2003	325	350,743	15.6	6.2%[9]	10.6%

1. As at 31 December 2003, 31 December 2004, 31 December 2005 and 31 December 2006 and 30 June 2007 respectively.
2. As at September 2007. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 116 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis. Renewals/ New leases include those from the CRS Malls since 1 June 2007 and excludes Raffles City Shopping Centre Retail Tenants.
3. Based on the forecast shown in the CMT OIS dated 29 August 2006.
4. As at 31 December 2006. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 219 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis.
5. Forecast rental rates for the period from 1 January 2006 to 31 August 2006 , are the basis for the forecast shown CMT Circular dated 18 October 2005 and the forecast rental rates for the period 1 September 2006 to 31 December 2006 is the basis for forecast shown in the CMT OIS dated 29 August 2006. Excluding Hougang Plaza Units, Jurong Entertainment Centre, Sembawang Shopping Centre and Bugis Junction which were acquired in 2005. Only renewals of retail units not budgeted to be affected by asset enhancement works were taken in account, 219 units originally budgeted to be affected by asset enhancement works on Level 2 & 3 of IMM Building were excluded from the analysis.
6. As at 31 December 2005. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 149 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
7. Forecast rental rates for the period from 1 January 2005 to 30 October 2005 is the basis for the forecast shown in the CMT Circular dated 20 July 2004 and the forecast rental rates for the period 31 October 2005 to 31 December 2005 is the basis for forecast shown in the CMT Circular dated 18 October 2005.
8. Forecast rental rates for the period 1 January 2004 to 1 August 2004 is the basis for the forecast shown in the CMT Circular dated 11 June 2003 and the forecast rental rates for the period 2 August 2004 to 31 December 2004 is the basis for the forecast shown in the CMT Circular dated 20 July 2004.
9. Forecast rental rates for the period 1 January 2003 to 25 June 2003 is the basis for the forecast shown in the CMT Circular dated 28 June 2002 and the forecast rental rates for the period 26 June 2003 to 31 December 2003 is the basis of the forecast shown in the CMT Circular dated 11 June 2003.

Portfolio Lease Expiry Profile for 2007 By Property

As at 30 Sept 2007	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	17	56,522	18.4%	593	14.9%
Junction 8	18	20,536	8.3%	258	7.9%
Funan DigitaLife Mall	6	5,587	1.9%	52	2.6%
IMM Building	23	22,094	2.7%	147	2.8%
Plaza Singapura	8	4,778	1.0%	95	1.8%
Bugis Junction	3	18,352	4.4%	203	4.6%
Others[3]	2	829	0.5%	13	1.6%
Lot One Shoppers' Mall	8	5,921	2.9%	138	6.7%
Bukit Panjang Plaza	3	1,263	0.9%	24	1.6%
Rivervale Mall	3	2,065	2.5%	23	4.0%

1. As percentage of total net lettable area as at 30 September 2007
2. As percentage of total gross rental income for the month of September 2007.
3. Comprising Hougang Plaza, and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced asset enhancement works commencing March 2007.

CapitaMall Trust

Gross Turnover Rent & Step-Up Leases

% of Total Portfolio of Tenants[1]



100%
80%
60%
40%
20%
0%
81.0%[2]
58.8%[3]
84.1%[2]
77.3%[3]
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Sep 07
As at Sep 06

No. of Tenants[1] in the Portfolio



1600
1400
1200
1000
800
600
400
200
0
1,369[2]
864[3]
1,443[2]
1,136[3]
Tenants with Step-Up Rental
Tenants Paying GTO Rent

1. Includes retail leases only.
2. Includes CRS Malls which were acquired in June 2007 and excludes Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.
3. Excludes CRS Malls which were acquired in June 2007.

High Committed Occupancy Rates at All Malls

Achieved Close to 100% Occupancy Rate as at 30 Sept 2007

	As at 30 Jun 06	As at 30 Sept 06	As at 31 Dec 06	As at 31 Mar 07	As at 30 Jun 07	As at 30 Sept 07
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	98.0%	99.9%	99.6%	97.4%	98.6%[1]	99.3%
IMM Building[2]	95.0%[3]	99.6%	99.0%	98.4%	99.3%	99.9%
Plaza Singapura	100.0%	100.0%	100.0%	99.9%	100.0%	100.0%
Bugis Junction	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Others[4]	100.0%	100.0%	100.0%	98.2%	100.0%[3]	100.0%
Lot One Shoppers' Mall					100.0%	99.7%[5]
Bukit Panjang Plaza					99.7%	100.0%
Rivervale Mall					100.0%	100.0%
CMT Portfolio	98.9%	99.6%	99.6%	99.3%	99.7%	99.9%

1. Due to asset enhancement works at Funan DigitaLife Mall , which affected occupancy rate for the month.
2. Information is based on IMM retail space only.
3. Lower occupancy rate due to reconfiguration of units on Level 2 and Level 3.
4 Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major Asset Enhancement works in March 2007.
5. Lower occupancy due to asset enhancement works at Lot One Shoppers' Mall.

CapitaMall Trust

Portfolio Lease Expiry Profile by Year

As at 30 Sept 2007[1]	No. of Leases	Gross Rental Income	
		S$'000	% of Total[2]
2007	91	1,547	5.3
2008	491	6,952	23.8
2009	659	9,977	34.2
2010 and Beyond	633	10,737	36.7

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 30 September 2007[1]
By Gross Rent	2.06
By Net Lettable Area	2.29

1. Excluding CMT's 40% stake in Raffles City. Excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007. Including CRS Malls.
2. As percentage of total gross rental income for the month of September 2007

CapitaMall Trust

Upside from Gross Turnover ("GTO") Rent

Increasing GTO Rent Component driven by robust retail sales growth



S$1.3 m
1.6%[1]
+61.5%
S$2.1 m[2]
2.0%[1]
+85.7%
S$3.9 m[3]
2.4%[1]
+48.7%
S$5.8 m[4]
2.6%[1]
+100.0%
S$11.6 m[5]
3.8%[1]
FY2002
FY2003
FY2004
FY2005
FY2006

1. GTO rent as a percentage of Gross Rental Income.
2. IMM was acquired in 2003.
3. Plaza Singapura was acquired in 2004.
4. Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre were acquired in 2005.
5. Raffles City was acquired in 2006.

CapitaMall Trust

Upside from GTO Rent and Other Income

Increasing GTO Rent Component and Other Income driven by robust retail sales growth and successful promotional activities



S$27.2 m[5]
+52.8%
S$17.8 m[4]
+41.3%
+68.0%
S$12.6 m[3]
+59.6 %
S$7.5 m[2]
S$4.7m
5.4%[1]
6.5%[1]
7.1%[1]
7.3%[1]
8.2%[1]
FY2002
FY2003
FY2004
FY2005
FY2006

1. GTO Rent and Other Income as a percentage of Gross Revenue
2. IMM was acquired in 2003.
3. Plaza Singapura was acquired in 2004.
4. Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre were acquired in 2005.
5. Raffles City was acquired in 2006.

CapitaMall Trust

CapitaMall Trust

Asset Enhancements Update

AEI Timeline[1] and Capital Expenditure[1] Outlay



2007
2008
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
IMM Building
S$ 48.8 million
S$ 12.2 million
Tampines Mall
S$ 9.9 million
Sembawang Shopping Centre
S$ 24.3 million
S$ 44.0 million
Junction 8
S$ 4.8 million
Plaza Singapura
S$ 0.7 million
Bugis Junction
S$ 18.8 million
S$ 12.6 million
Raffles City Shopping Centre (Phase 1)
S$ 51.0 million
S$ 17.0 million
Lot One
S$ 10.3 million
S$ 41.4 million
S$ 168.6 million
S$ 127.2 million

1 Based on manager's forecast

CapitaMall Trust

CapitaMall Trust

Lot One Shoppers' Mall

Lot One Shoppers' Mall
Proposed Asset Enhancement Works


New Façade


Wet Playground on Level 5 Rooftop Plaza


Basement 1 Market Place

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Asset Enhancement Works

- Decant space currently occupied by the National Library Board. It will occupy area classified for use by Civic and Community Institution ("C&CI"), which is deemed non-commercial GFA.
- Create 4-storey retail extension block measuring over 16,500 sq ft in NLA
- Level 1 of retail extension block will seamlessly connect to the Chua Chu Kang MRT station via a covered linkway
- More than 50 new shops will be created on Levels 1, 2, 3, and 4 of the retail extension block
- Rooftop landscaped garden, comprising a children's playground and a designated water play area with interactive features, to be created on the rooftop
- Existing basement foodcourt will relocate to Level 4 of new retail extension block and the supermarket will move to take over the space vacated by the foodcourt
- New F&B cum specialty shops will be introduced at the reconfigured area relinquished by the supermarket on Basement 1

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Basement 1 Plan


Reconfiguration of existing Supermarket space to F&B units / kiosks and specialty units
New escalator from Level 1 Open Plaza
SUPERMARKET
New food street through reconfiguration of existing kiosks
F&B
Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 1 Plan



Extension of retail floor plate towards Choa Chu Kang MRT Station
New escalator for direct connection to Basement 1
New escalator to ease circulation from Levels 1 to 5
Fully covered 4 storey high Open Plaza
Slabbing of voids to create a larger atrium
F&B
Retail

Lot One Shoppers' Mall
Proposed Level 2 Plan



New units created through extension of floor plate over the Open Plaza
New escalator to ease circulation from Levels 1 to 5

F&B

Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 3 Plan

New units created through extension of floor plate over the Open Plaza

New escalator to ease circulation from Levels 1 to 5



F&B

Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 4 Plan

Relocation of Food Court from Basement 1 to Level 4

Enlarged Community Library of over 25,000sf

New escalator to ease circulation from Levels 1 to 5



LIBRARY
FOOD COURT

New void to enhance visibility of the upper levels

F&B

Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 5 Plan

Landscaped Roof Plaza incorporating Wet & Dry Playground and TV Room

New escalator to ease circulation from Levels 1 to 5



Open Plaza with Amphitheatre for Community Events

F&B

Retail

CapitaMall Trust

Lot One
AEI Leasing Update

	Average Rent S$ per sq ft per mth			Committed Occupancy
	Before AEI	After AEI[1]	Variance	
Basement	S$ 11.80	S$ 16.48	+39.7% (+ S$341k pa)	18%
Level 1	S$ 22.02	S$ 23.37	+ 6.1% (+ S$792k pa)	46%
Level 2	S$10.55	S$13.65	+ 29.4% (+ S$767k pa)	38%
Level 3	S$ 7.80	S$ 9.28	+19.0% (+S$34k pa)	3%
Level 4	S$ 6.30	S$ 6.24[2]	- 1.0% (+S$98k pa)	31%
Level 5	S$4.06	S$4.03	- 0.7% (no commitment)	0%
Total / Average	S$ 10.04	S$ 12.12	+ 20.7% (+ S$2.0 mn p.a)	21%

S$2.0 million (29%) out of the S$6.9 million projected increase in rental revenue per annum has been committed on a stabilised basis

1. Approximately 25,700 sq ft of retail GFA will be decanted at the end of enhancement works.
2. Includes the National Library Board who is the C&CI user paying only service charge.

CapitaMall Trust

Lot One Shoppers' Mall
Indicative AEI Timeline

Activity	Target Completion Date[1]
Basement 1 Reconfiguration	4th Quarter 2008
Level 1 Extension	Dec 2007/Jan 2008
Level 2 Extension	1st Quarter 2008
Level 3 Extension	1st Quarter 2008
Levels 4 and 5 Extension	2nd Quarter 2008
Roof Top Landscape Plaza	4th Quarter 2008

1. Based on Manager's estimates

Lot One Shoppers' Mall
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$51.7 mil	**3rd Quarter 2007**	**4th Quarter 2008**

	AEI Budget[1]
Incremental Gross Revenue p.a.	S$ 6.9 million
Incremental Net Property Income	**S$ 5.2 million**
Total Capital Expenditure	S$ 51.7 million
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 94.4 million
Increased in Value (net of investment cost)	**S$ 42.7 million**

[1] Forecast value creation is based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Funan DigitaLife Mall

Funan DigitaLife Mall
Exploring Options to Maximise Value

- Received URA's provisional permission to maximise unutilised GFA of approx. 386,000 sq ft. Funan employed only 3.88 of its allowable plot ratio of 7.0
- Differential Premium locked in at $63.7 million
- Funan's effective land cost of S$485 per sq ft compares favorably to ongoing land sales price for commercial / retail sites
- Exploring options to unlock value for Unitholders

	Existing	Allowable	Variance
Gross Plot Ratio	**3.88**	**7.0**	**80%** ↑
Gross Floor Area	**482,100 sq ft**	**867,600 sq ft**	**385,500** ↑

	Total (S$ million)	$ per sq. ft. GFA
Current Valuation	303	S$ 629 (existing)
Differential Premium [1]	64	S$ 74 (allowable)
99-year lease top up premium [1]	55	S$ 63 (allowable)
Effective Land Cost	**422**	**S$ 485 (allowable)**
Market Land Cost [1]		**S$900 – S$1,000**

1. Based on Manager's estimates

CapitaMall Trust

Tampines Mall

Tampines Mall
Phase 2 (Isetan Cluster) AEI In Progress

Level 2 - Reconfiguration and subdivision to enhance the retail offerings


Before
Phase 2 Isetan Cluster
After
Planned Escalators

Tampines Mall
Phase 2 – 100% Committed


DIAMOND
RSH LIMITED
foxy
fashionflash
WORLD BOUTIQUE
Royal
Sportin
g Hou
Nike
FF (4-in-1
Concept)
Eve Q
SUB
Rachael
G
Charles
& Keith
Kiehl's
Isetan
Häagen-Dazs
EXCLUSIVE

CapitaMall Trust

Tampines Mall
Increase in Gross Rental Post-Full AEI

	Before AEI	After AEI[1]
Total Net Lettable Area of affected units	**47,507 sq ft**	**48,778 sq ft**
Level 1	2,704 sq ft	4,327 sq ft
Level 2	44,562 sq ft	42,705 sq ft
Level 3	241 sq ft	1,746 sq ft
Average Rent per sq ft (As at 31 March 2007)	**S$8.43**	**S$10.85 (↑ 29%)**
Average Rent per sq ft (As at 30 September 2007)		**S$12.35 (↑ 46%)**
Total Gross Rent p.a (As at 31 March 2007)	**S$4.7 million**	**S$6.2 million (↑ 32%)**
Total Gross Rent p.a (As at 30 September 2007)		**S$7.2 million (↑ 53%)**

1. Based on Manager's estimates

CapitaMall Trust

Tampines Mall
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$9.85million	**1st Quarter 2007**	**1st Quarter 2008**

	Old AEI Budget[1]	New AEI Budget[2]
Gross Revenue (net of rental loss)	S$ 1.42 million	S$2.20 million
Net Property Income	**S$ 1.14 million**	**S$1.76 million**
Capital Expenditure	S$ 9.85 million	S$9.85 million
Return on Investment	11.6%	17.9%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 20.70 million	S$32.00 million
Increased in Value (net of investment cost)	**S$10.85 million**	**S$22.15 million**

1. Forecast value creation is based on Manager's estimates, as at 31 March 2007.
2. Forecast value creation is based on Manager's estimates, as at 30 September 2007.

CapitaMall Trust

Tampines Mall
Receives Plot Ratio Increase

- Urban Redevelopment Authority (URA) grants Tampines Mall plot ratio increase from 3.5 to 4.2. Additional plot ratio increase is approved for full office development.
- Creates approx. 95,000 sq ft of office space
- Differential premium - $2,940 per sq m or $25.9million



Existing Plot Ratio	3.5
New Plot Ratio	4.2
Current GFA (sq ft)	460,880
Additional GFA (sq ft))	94,880

CapitaMall Trust

Tampines Mall
Exploring Options To Maximise Value



Typical office layout from
Levels 5 to 9



Office Lift Lobby
on Level 1

CapitaMall Trust

Sembawang Shopping Centre

Sembawang Shopping Centre
Redevelopment Work Commenced



New Facade



Rooftop Landscaped Plaza

- Decant 42,610 sq ft of residential gross floor area to Basement 1, Levels 1 and 2
- Shift less prime space 35,974 sq ft of gross floor area from Level 3 and 4 to Basement 1, Levels 1 and 2.
- Relocate car park spaces on prime Basement 1, Levels 1 & 2 to upper floors to optimise rentals.
- Creation of a roof-top landscaped plaza featuring a large playground with interactive water features.

CapitaMall Trust

Sembawang Shopping Centre
Strong Leasing Commitment of over 60%

Old NLA Before AEI	Additional NLA	New NLA after AEI
97,130 sq ft	30,900 sq ft	128,030 sq ft

Anchor Tenants Committed Are

Giant Hypermarket

Daiso

Kopitiam

Sembawang Shopping Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$68.4 million	**1st Quarter 2007**	**4th Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$6.8 million
Net Property Income	**S$5.5 million**
Capital Expenditure (includes Differential Premium)	S$68.4 million
Return on Investment	8.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$99.4 million
Increased in Value (net of investment cost)	**S$31.0 million**

1. Forecast value creation is based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

IMM Building

IMM Building
Asset Enhancement Initiatives

Major works include:

- Construction of a two storey extension annex over the open-air car park space, plus an rooftop landscaped plaza
- Reconfiguration Level 1 to Level 3 of the existing building


Before
IMM



New shops already trading at the 2-storey retail extension block

IMM Building

Level 3 – Seamless Furniture Mall Completed on Schedule



CapitaMall Trust

IMM Building

- First Designated Water Play Area with Interactive Water Features for Children







Teflon Roof and Mechanical Ventilation will be completed by the 3rd week of Nov 07

CapitaMall Trust

IMM Building
Level 1 Food Kiosks Completed











IMM Building
AEI Works Progressing on Schedule

Completed on Schedule

Activity	Target Commencement Date
Start of AEI Works	1st Quarter 2006
Activity	**Target Completion Date**
Relocation of Open-air Carpark to Level 5	1st Quarter 2006
Circular Carpark Ramp & Carpark Guidance System	3rd Quarter 2006
Level 1 of Extension Block	3rd Quarter 2006
Level 2 of Extension Block	4th Quarter 2006
Level 3 of Extension Block (Rooftop Landscaped Plaza)	4th Quarter 2007[1]
Internal Reconfiguration of Level 1 to 3 of Existing IMM Building	1st Quarter 2008[1]

1. Based on Manager's estimates

IMM Building
Strong Leasing Commitment of 99.8%

Achieved approximately 34% Higher Average Rental

	Average Rent S$ per sq ft per mth			Committed Occupancy
	Before AEI	After AEI[1]	Realised	
Level 1	S$ 10.16	S$ 11.92	+ S$12.33	100%
Level 2	S$ 6.60	S$ 8.90	+S$ 9.08	99.6%
Level 3	S$ 6.68	S$ 6.84	+S$ 7.93	100.0%
Level 5	S$5.15	N.A[1]	N.A[1]	N.A[1]
Total / Average	S$ 7.99	+ S$10.24 (+ S$12.1 mn p.a)	+ S$10.73 (+ S$13.3 mn p.a)	99.8%

1. 15,000 sq ft of retail space will be decanted at the end of the Asset Enhancement Initiative.

Achieved a 9.9% increase in incremental rental revenue per annum compared to budget

CapitaMall Trust

IMM Building
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$92.5 million	**1st Quarter 2006**	**1st Quarter 2008**

	Old	**New**
Gross Revenue (net of rental loss from decanted retail space)	S$12.1 million	S$13.3 million
Net Property Income	**S$9.3 million**	**S$10.0 million**
Capital Expenditure (includes Differential Premium)	S$92.5 million	S$92.5 million
Return on Investment	10.1%	10.8%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$169.0 million	S$181.7 million
Increase in Value (net of investment cost)	**S$76.6 million**	**S$89.2 million**

CapitaMall Trust

CapitaMall Trust

Plaza Singapura

Plaza Singapura

Basement 2 Marketplace, 100% Committed

Before AEI Works


AEI
StarHub

After AEI Works


BASEMENT 2 PLAN

	Before AEI	After AEI*
NLA	10,323	10,622
No. of Kiosks	7	21

100% Committed, Incremental Gross Revenue Up 10%

Final Phase commenced trading in Sept 07


oriental express

* Based on Manager's estimates

Plaza Singapura

Basement Kiosks - After AEI




HOKKAIDO ICE-CREAM





CapitaMall Trust

Plaza Singapura
Basement Kiosks - After AEI









CapitaMall Trust

Bugis Junction

Bugis Junction
Relocation of Food Junction

Level 3

Before AEI



After AEI



Reconfigured Retail Area

Food Junction relocated from Basement 1 to Level 3







CapitaMall Trust

Bugis Junction

Food Junction at New Location on Level 3








CapitaMall Trust

Bugis Junction
New Facade Along Hylam & Malay Streets

Create Open Concept for restaurant block through:

- Creation of balconies on Level 2
- Converting opaque shop fronts on Level 3 to glass parapets



Before



After

Bugis Junction

Proposed AEI– Basement 1, 87% Committed

Creation of a myriad of specialty shops and food concept outlets

Before AEI



After AEI

Phases 1 and 2 AEI



Reconfigured Retail Area

- Basement 1 works will be completed over 3 phases, 87% committed
- Phases 1 and 2, which are 100% committed, are expected to commence operations by Fourth Quarter 2007
- Phase 3 is expected to start in Second Quarter 2008

Bugis Junction
Indicative AEI Timeline

Completed on Schedule

Activity	Target Commencement Date
Start of AEI works	4th Quarter 2006
Activity	**Target Completion Date[1]**
New Foodcourt at Level 3	3rd Quarter 2007
New balconies at Level 2 of the restaurant block at Hylam street	3rd Quarter 2007
New façade for Hylam Mall	3rd Quarter 2007
Reconfiguration of Basement 1	Phase 1 & 2 : 4th Quarter 2007 Phase 3 : 2nd Quarter 2008

1. Based on Manager's estimates

CapitaMall Trust

Bugis Junction
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$31.4 million	**4th Quarter 2006**	**2nd Quarter 2008**

	AEI Budget[1]
Incremental Gross Revenue	S$5.4 million
Incremental Net Property Income	**S$4.0 million**
Capital Expenditure	S$31.4 million
Return on Investment	12.8%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	$73.3 million
Increase in Value (net of investment costs)	**S$41.8 million**

1. Based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Thank You

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY CAPITALAND (TIANJIN) CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	CapitaLand (Tianjin) Co., Ltd.
Principal Activity	:	Real Estate and Investment Management Consulting
Registered Capital	:	US$99,800,000

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 October 2007

CapitaLand

19 October 2007
For Immediate Release

NEWS RELEASE

CapitaLand acquires prime commercial site in Hangzhou, Zhejiang Province

Plans to build Raffles City Hangzhou, its fourth Raffles City in China

Singapore, 19 October 2007 – CapitaLand China has secured a prime commercial site in Hangzhou city of Zhejiang Province, in a government land tender for RMB1,021.25 million (S$202.8 million). This works out to about RMB3,601 (S$715) per square metre per plot ratio. The prominent site is located in Qianjiang New Town of Jianggan District, which is set to become the new Central Business District of Hangzhou.

With the relocation of the municipal government office to Qianjiang New Town, the construction of several subway linkages and the establishment of a new cultural and civic centre, the area will soon be transformed into a bustling commercial district with quality offices, high-end residences, trendy retail shops as well as dining and entertainment hubs for both the local and international communities. Situated at the heart of the new CBD, the site will be linked to a proposed subway interchange serviced by Metro Line 1, to be completed in 2010. Metro Line 1 connects directly to the high-speed Maglev train service, which is expected to start operating between Hangzhou and Shanghai by 2010.

CapitaLand plans to build its 4th Raffles City in China on this 40,355sqm site. To be called Raffles City Hangzhou, the development will comprise a Grade-A office tower, a retail mall, a five-star hotel and residential. It is expected to be completed by 2011.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "Raffles City Hangzhou is the latest addition to CapitaLand's iconic series of distinguished integrated developments across key gateway cities in Asia, including Singapore, Shanghai, Beijing, Chengdu and Bahrain. Given the site's excellent location, we are confident Raffles City Hangzhou will become a new landmark in the city, attracting consumers, tourists and business travellers from all over China and beyond. With growing interests from many countries to have CapitaLand develop a Raffles City in their respective cities, we aim to have a total of 10 Raffles City developments within the next five years."

He added, "Last year, we also acquired our first residential site in Hangzhou to build about 1,200 homes. We will look for further opportunities in China to expand our footprint into cities where there are strong real estate opportunities supported by urbanisation and rising income levels. CapitaLand is committed to grow its multi-sector presence in Hangzhou."

Mr Lim Ming Yan, CEO of CapitaLand China, said: "Hangzhou is a key gateway city which is rapidly rising in prominence as a commercial, business and tourist hub in China. The proposed Raffles City Hangzhou will be positioned and designed to be an icon of the city. It is intended to serve not just the residents of Hangzhou, but also the many visitors to the city. We are confident that Hangzhou will continue to enjoy strong demand for quality Grade-A offices, well-designed malls and high-end serviced residences."

About the site

Site area:	40,355 square metres
Maximum plot ratio:	7.0
Maximum potential GFA:	283,568 square metres
Estimated basement area:	70,000 square metres
Tenure:	40 years (commercial)



Site Location
Shanghai-Hangzhou Maglev Station
Expressway to Shanghai
M2(2010)
M1(2010)
M4 (planned)
Direction of Hangzhou City Development
Huanglong CBD
Wulin Square
To Airport (18km)
5.6km
3.8km
4.6km
West Lake
Qianjiang New Town (Hangzhou new CBD)
Total area: 15.8 sq km
4 sq km for central area
Subject Site
N
Qiantang River

About Hangzhou

Located in the Yangtze River Delta, Hangzhou is the provincial capital of Zhejiang province. Hangzhou achieved per capita GDP of RMB44,487 (S$8,897) in 2005, an increase of 11% compared to 2004. It was ranked amongst the top ten cities in terms of "City Development Capability" in the "2002-2003 Chinese City Development Report" conducted by the Chinese Mayors Committee. In 2004, 2005, 2006 Forbes magazine ranked Hangzhou as the top city in China for business.

180km southwest of Shanghai, Hangzhou is only a two-hour drive away. In March 2006, plans for the high-speed maglev train to ply between Shanghai and Hangzhou were approved. Scheduled to be completed by 2010, the Maglev train service will reduce travelling time between the two cities significantly to 30 minutes.

As one of the most renowned and prosperous cities of China for much of the last 1,000 years, Hangzhou is also well-known for its beautiful natural scenery, with the West Lake (西湖) as its most noteworthy location.

About Raffles City

CapitaLand's 'Raffles City'-branded integrated developments in Singapore and Shanghai have attracted international tenants and retailers with their well-designed office spaces and exciting retail experiences. CapitaLand is building Raffles City Beijing, targeted for completion in 2008. It is also developing Raffles City Bahrain and has acquired a prime commercial site in Chengdu, the provincial capital of Sichuan, to build Raffles City Chengdu. Both of which will be completed in phases from 2010.

The 'Raffles' name is synonymous to Singapore and the descriptor 'City' connotes the central location and integrated nature of these developments. The rapid pace of development in the surrounding areas is a testament to the foresight and vision behind Raffles City. Raffles City, given its strategic location at major traffic crossroads, high human traffic and strong multi-use mix, is now a shopping and

tourist hub with a distinctive personality of its own. CapitaLand owns the 'Raffles City' brand, which has garnered international recognition as a mark of excellence.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

About CapitaLand's China presence

Since 1994, CapitaLand has been a developer of premier homes and quality commercial properties in China, with total project development expenditures of RMB 30 billion (S$6 billion). CapitaLand China became a "Wholly Foreign-Owned Enterprise" investment company in 2002. In Beijing and Shanghai, CapitaLand is one of the top builders of homes and a developer of landmark commercial properties. The company has also expanded its footprint to Guangzhou and Ningbo. CapitaLand is also one of the leading developers and managers of malls in China with a portfolio of over US$1 billion (S$1.7 billion) of assets anchored by Wal-Mart and Beijing Hualian. Through its subsidiary, The Ascott Group, CapitaLand is the largest international serviced residence operator in the country.

CapitaLand's first China residential fund, CapitaLand China Residential Fund, formed with the support of corporate investors, is a US$61 million (S$103 million) private equity fund.

The fund has been invested fully in mid- to high-end residential properties in Shanghai, Beijing and Guangzhou. In October 2005, CapitaLand closed another private equity fund, the CapitaLand China Development Fund. A total of US$400 million (S$678 million) was raised for the real estate development fund for investments in China.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 19 Oct 2007

Singapore
Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Tan Bee Leng, Corporate Planning (China)
Tel: +65 6823 3524
Email: tan.beeleng@capitaland.com

China
Media contact:
Francis Li, Corporate Communications
Tel: +86-21 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Oct-2007 07:30:35
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "(A) 2007 third quarter unaudited financial statement announcement; and (B) CCT achieved steady DPU growth of 18.9% for 3Q 2007"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

CapitaCommercial Trust

2007 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

TABLE OF CONTENTS

SUMMARY OF CCT RESULTS (1 July 2007 to 30 September 2007)

	FY 2006	YTD Sep 2007	1 July 2007 to 30 September 2007		
	Actual S$'000	**Actual** S$'000	**Actual** S$'000	**Forecast[1]** S$'000	**Favourable / (Unfavourable)**
Gross Revenue	152,229	174,497	59,726	54,735	9.1%
Net Property Income	112,188	127,070	42,497	39,816	6.7%
Distributable Income	78,872	88,080	29,554	26,046	13.5%
Distribution Per Unit (cents)					
For the period	**7.33¢**	**6.37¢**	**2.14¢**	**1.90¢[2]**	**12.6%**
Annualised	**7.33¢**	**8.52¢**	**8.49¢**	**7.52¢[2]**	**12.6%**

Footnotes

(1) The forecast for the period 1 July 2007 to 30 September 2007 is derived from the forecast shown in the CCT Circular to unitholders dated 15 August 2006 ("CCT Circular") for the equity fund raising to acquire Raffles City.

(2) In the CCT Circular, the forecast DPU was calculated based on an assumed issue price of S$1.65 cents per unit for the equity fund raising to acquire Raffles City. With the actual issue price of new units at S$1.68 cents per unit, the forecast DPU is re-calculated based on the actual number of new units issued.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CCT Circular, please refer to Section 9 of this Announcement.

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT) (the "CCT Trustee"), as amended by the first supplemental deed dated 15 July 2005, the second supplemental deed dated 20 April 2006 and the third supplemental deed dated 11 August 2006.

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

As at 30 September 2007, CCT owns Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore. In addition, it owns 60% of RCS Trust, an unlisted special purpose trust established to hold Raffles City in Singapore. CapitaMall Trust owns the remaining 40% of RCS Trust. In Malaysia, CCT invested in the 100% junior bonds issued by Aragorn ABS Berhad ("Aragorn") and this was subsequently redeemed on 3 October 2007. In addition, CCT has a 30% stake in QCT as well as a 7.4% stake (with commitment of US$20 million) in CapitaLand's first and largest Malaysian private real estate fund, the Malaysia Commercial Development Fund ("MCDF").

QCT is a Malaysia-listed real estate investment trust focused on acquiring and investing in commercial properties in Malaysia that provides long term sustainable income distribution and potential capital growth. The QCT units were listed on Bursa Malaysia on 8 January 2007.

MCDF is an opportunistic fund to invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley, with an expected gross development value of more than US$1 billion (about S$1.5 billion).

On 20 July 2007, CCT entered into a conditional sale and purchase agreement with CapitaLand Selegie Private Limited ("CSPL") to acquire Wilkie Edge. The acquisition is on the expressed condition that CSPL shall have the option to require CCT to enter into an agreement for lease to facilitate the grant of lease of the serviced apartments component in favour of a party nominated by CSPL. On 29 August 2007, CSPL has exercised the option in favour of Ascott Scotts Pte Ltd. The acquisition is subject to the approval of the unitholders of CCT at an extraordinary general meeting expected to be held in November 2007.

On 22 August 2007, CCT invested additional RM69.1 million (S$30.0 million) to subscribe to 45.4 million units in Quill Capita Trust ("QCT") and maintained its 30% stake.

On 8 June 2007, CCT entered into a conditional sale & purchase agreement with QCT for the proposed divestment of Wisma Technip. The divestment was completed on 3 September 2007.

Group results are after consolidating Aragorn and equity accounting interest in QCT and including its proportionate interest (60%) in RCS Trust on a line-by-line basis.

In the Trust results, the coupon income from Aragorn and the distribution income on a declared basis from RCS Trust and QCT are accounted for as "Investment Income".

On a recurring basis, as the quarterly results of QCT are not expected to be announced in sufficient time to be included in CCT Group results for the same calendar quarter, CCT Group will equity account the results of QCT based on a 3 month lag time.

1(a)(i) **Statement of Total Return & Distribution Statement (3Q 2007 vs 3Q 2006)**
(For a review of the performance, please refer to paragraph 8 on page 19-20)

	Group			Trust		
	3Q 2007 S$'000	3Q 2006 S$'000	Change %	3Q 2007 S$'000	3Q 2006 S$'000	Change %
Statement of Total Return						
Gross rental income	54,215	33,919	59.8	29,611	25,819	14.7
Car park income	4,133	3,057	35.2	3,365	2,822	19.2
Other income	2,302	1,609	43.1	1,745	1,366	27.7
Gross revenue	**60,650**	**38,585**	**57.2**	**34,721**	**30,007**	**15.7**
Property management fees	(1,733)	(995)	74.2	(707)	(622)	13.7
Property tax	(6,134)	(3,096)	98.1	(3,295)	(2,437)	35.2
Other property operating expenses[1]	(9,576)	(6,209)	54.2	(5,870)	(4,887)	20.1
Property operating expenses	**(17,443)**	**(10,300)**	**69.3**	**(9,872)**	**(7,946)**	**24.2**
Net property income	**43,207**	**28,285**	**52.8**	**24,849**	**22,061**	**12.6**
Interest income	348	231	50.6	58	210	(72.4)
Investment income	-	-	-	13,896[2]	3,958[2]	251.1
Loss from re-measurement of derivatives[3]	(3,886)	(7,734)	(49.8)	(3,886)	(7,734)	(49.8)
Manager's management fees	(3,401)	(1,512)	124.9	(1,764)	(1,028)	71.6
Trust expenses	(1,316)	(435)	202.5	(1,230)	(379)	224.5
Borrowing costs	(12,656)	(7,904)	60.1	(6,512)	(5,832)	11.7
Net income	**22,296**	**10,931**	**104.0**	**25,411**	**11,256**	**125.8**
Gain on sale of investment property[4]	625	-	Nm	-	-	-
Share of profit of associate	777	-	Nm	-	-	-
Total return for the period before tax	**23,698**	**10,931**	**116.8**	**25,411**	**11,256**	**125.8**
Income tax	(296)[5]	(51)[5]	480.4	-[6]	-[6]	-
Total return for the period after tax	**23,402**	**10,880**	**115.1**	**25,411**	**11,256**	**125.8**
Distribution Statement						
Net income	**22,296**	**10,931**	**104.0**	**25,411**	**11,256**	**125.8**
Net tax adjustments[7]	6,038	8,671	(30.4)	4,143	8,132	(49.1)
Other adjustments	1,220[8]	(214)[9]	(670.1)	-	-	-
Income available for distribution to unitholders	**29,554**	**19,388**	**52.4**	**29,554**	**19,388**	**52.4**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	3Q 2007 S$'000	3Q 2006 S$'000	Change %	3Q 2007 S$'000	3Q 2006 S$'000	Change %
Depreciation and amortisation*	94	79	19.0	35	65	(46.2)
Allowance for doubtful debts and bad debts written off	(4)	-	Nm	(8)	-	Nm

* Amortisation refers to the amortisation of tenancy works.

(2) This relates to the interest income from the investment in junior bonds of Aragorn, the gross distributed income from QCT and the income distribution from RCS Trust.

(3) Loss from the re-measurement of fair values of interest rate swaps.

(4) Gain on sale of investment property held by the subsidiary.

(5) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(6) No income tax provision for the Trust as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(7) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	3Q 2007 S$'000	3Q 2006 S$'000	Change %	3Q 2007 S$'000	3Q 2006 S$'000	Change %
Manager's management fee payable in units (for RCS Trust)	1,636	484	238.0	-	-	-
Trustee's fees	145	86	68.6	99	72	37.5
Loss from re-measurement of derivatives	3,886	7,734	(49.8)	3,886	7,734	(49.8)
Temporary differences and other tax adjustments	371	367	1.1	158	326	(51.5)
Net tax adjustments	6,038	8,671	(30.4)	4,143	8,132	(49.1)

(8) This relates to the undistributed profit of the subsidiary and the gross distributed income from the associate.

(9) This relates to the undistributed profit of the subsidiary.

Nm – not meaningful

1(a)(ii) **Statement of Total Return & Distribution Statement (YTD Sep 2007 vs YTD Sep 2006)**
(For a review of the performance, please refer to paragraph 8 on page 19-20)

	Group			Trust		
	YTD Sep 07 S$'000	YTD Sep 06 S$'000	Change %	YTD Sep 07 S$'000	YTD Sep 06 S$'000	Change %
Statement of Total Return						
Gross rental income	159,732	86,849	83.9	86,793	77,909	11.4
Car park income	11,899	8,310	43.2	9,719	8,015	21.3
Other income	6,419	4,194	53.1	4,648	3,895	19.3
Gross revenue	**178,050**	**99,353**	**79.2**	**101,160**	**89,819**	**12.6**
Property management fees	(5,207)	(2,335)	123.0	(2,112)	(1,896)	11.4
Property tax	(15,364)	(6,853)	124.2	(8,233)	(6,130)	34.3
Other property operating expenses[1]	(27,884)	(16,274)	71.4	(16,568)	(14,784)	12.1
Property operating expenses	**(48,455)**	**(25,462)**	**90.3**	**(26,913)**	**(22,810)**	**18.0**
Net property income	**129,595**	**73,891**	**75.4**	**74,247**	**67,009**	**10.8**
Interest income	906	810	11.9	211	785	(73.1)
Investment income	-	-	-	39,191[2]	4,264[2]	819.1
Other income[3]	428	-	Nm	428	-	Nm
Loss from re-measurement of derivatives[4]	(7,478)	(2,540)	194.4	(7,478)	(2,540)	194.4
Manager's management fees	(9,902)	(4,676)	111.8	(5,055)	(4,192)	20.6
Trust expenses	(3,092)	(1,632)	89.5	(2,469)	(1,568)	57.5
Borrowing costs	(36,723)	(18,389)	99.7	(18,864)	(16,062)	17.4
Net income	**73,734**	**47,464**	**55.3**	**80,211**	**47,696**	**68.2**
Gain on sale of investment property[5]	625	-	Nm	-	-	-
Share of profit of associate	1,257	-	Nm	-	-	-
Net appreciation on revaluation of investment properties	730,220	120,665	505.2	642,803	120,665	432.7
Total return for the period before tax	**805,836**	**168,129**	**379.3**	**723,014**	**168,361**	**329.4**
Income tax	(520)[6]	(69)[6]	653.6	-[7]	-[7]	-
Total return for the period after tax	**805,316**	**168,060**	**379.2**	**723,014**	**168,361**	**329.4**

	Group			Trust		
	YTD Sep 07 S$'000	YTD Sep 06 S$'000	Change %	YTD Sep 07 S$'000	YTD Sep 06 S$'000	Change %
Distribution Statement						
Net income	**73,734**	**47,464**	**55.3**	**80,211**	**47,696**	**68.2**
Net tax adjustments[8]	13,342	3,480	283.4	7,746	2,941	163.4
Other adjustments	1,004[9]	(307)[10]	(427.0)	123[11]	-	Nm
Income available for distribution to unitholders	**88,080**	**50,637**	**73.9**	**88,080**	**50,637**	**73.9**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	YTD Sep 07 S$'000	YTD Sep 06 S$'000	Change %	YTD Sep 07 S$'000	YTD Sep 06 S$'000	Change %
Depreciation and amortisation*	269	208	29.3	106	193	(45.1)
Allowance for doubtful debts and bad debts written off	-	-	-	-	-	-

* Amortisation refers to the amortisation of tenancy works.

(2) This relates to the interest income from the investment in junior bonds of Aragorn, the gross distributed income from QCT and the income distribution from RCS Trust.

(3) This relates to the net proceeds received from the liquidation of subsidiaries.

(4) Loss from the re-measurement of fair values of interest rate swaps.

(5) Gain on sale of investment property held by subsidiary.

(6) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(7) No income tax provision for the Trust as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(8) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	YTD Sep 07 S$'000	YTD Sep 06 S$'000	Change %	YTD Sep 07 S$'000	YTD Sep 06 S$'000	Change %
Manager's management fee payable in units (for RCS Trust)	4,847	484	901.4	-	-	-
Trustee's fees	407	221	84.2	271	207	30.9
Net proceeds from liquidation of subsidiaries	(428)	-	Nm	(428)	Nm	Nm
Loss from re-measurement of derivatives	7,478	2,540	194.4	7,478	2,540	194.4
Temporary differences and other tax adjustments	1,038	235	341.7	425	194	119.1
Net tax adjustments	13,342	3,480	283.4	7,746	2,941	163.4

(9) This relates to the undistributed profit of the subsidiary and the gross distributed income from associate.

(10) This relates to the undistributed profit of the subsidiary.

(11) This relates to the distributed income received from associate, out of the pre-acquisition income.

Nm – not meaningful

1(b)(i) **Balance Sheet as at 30 September 2007 vs 31 December 2006**

	Group			Trust		
	Sep 2007 S$'000	Dec 2006 S$'000	Change %	Sep 2007 S$'000	Dec 2006 S$'000	Change %
Non-current assets						
Plant and equipment	752	876	(14.2)	230	303	(24.1)
Investment properties	4,514,870[1]	3,814,839	18.4	3,061,513[1]	2,404,000	27.4
Investment in subsidiary	-	-	-	-	19,698	(100.0)
Investment in associate	57,988[2]	28,819	101.2	58,850[2]	28,819	104.2
Investment in joint venture[3]	-	-	-	793,055	788,332	0.6
Other investment[4]	2,841	-	Nm	2,841	-	Nm
Other asset[5]	2,620	-	Nm	2,620	-	Nm
Total non-current assets	**4,579,071**	**3,844,534**	**19.1**	**3,919,109**	**3,241,152**	**20.9**
Current assets						
Investment in subsidiary[6]	-	-	-	19,698	-	Nm
Trade and other receivables	5,847	5,300	10.3	14,447[7]	12,987	11.2
Cash and cash equivalents[8]	86,706	41,923	106.8	12,537	16,322	(23.2)
Total current assets	**92,553**	**47,223**	**96.0**	**46,682**	**29,309**	**59.3**
Total assets	**4,671,624**	**3,891,757**	**20.0**	**3,965,791**	**3,270,461**	**21.3**
Current liabilities						
Trade and other payables	39,262	37,351	5.1	23,605	21,154	11.6
Derivative liability[9]	11,834	4,356	171.7	11,834	4,356	171.7
Short-term borrowings	142,600	89,500	59.3	142,600	89,500	59.3
Provision for taxation	1,221	712	71.5	666	666	-
Total current liabilities	**194,917**	**131,919**	**47.8**	**178,705**	**115,676**	**54.5**
Non-current liabilities						
Long-term borrowings	1,127,775	1,126,537	0.1	580,042	580,042	-
Other non-current liabilities	22,538	20,016	12.6	12,122	11,709	3.5
Deferred tax liabilities	-	871	(100.0)	-	-	-
Total non-current liabilities	**1,150,313**	**1,147,424**	**0.3**	**592,164**	**591,751**	**0.1**
Total liabilities	**1,345,230**	**1,279,343**	**5.2**	**770,869**	**707,427**	**9.0**
Net assets	**3,326,394**	**2,612,414**	**27.3**	**3,194,922**	**2,563,034**	**24.7**
Represented by:						
Unitholders' funds	**3,326,394**	**2,612,414**	**27.3**	**3,194,922**	**2,563,034**	**24.7**

Footnotes

(1) The increase is primarily due to increase in property values based on the independent market valuations of the properties.

(2) The increase is due to the additional subscription of 45.4 million units in QCT for RM69.1 million (S$30.0 million).

(3) This relates to the 60% joint venture interest in RCS Trust.

(4) This relates to the investment in MCDF.

(5) This is the initial deposit paid for the proposed acquisition of Wilkie Edge.

(6) This relates to the 100% investment in junior bonds of Aragorn which was subsequently redeemed on 3 October 2007 following the completion of sale of Wisma Technip.

(7) Due to higher utility recoverable from tenants.

(8) Due to the sale proceeds received from the sale of Wisma Technip and partly offset by the payment of distributable income for the financial period 1 January 2007 to 30 June 2007.

(9) This relates to the fair value of the interest rate swaps.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group			Trust		
	Sep 2007 S$'000	**Dec 2006** S$'000	**Change** %	**Sep 2007** S$'000	**Dec 2006** S$'000	**Change** %
Secured borrowing						
Amount repayable after one year	1,130,109	1,129,531	0.1	580,042	580,042	-
Less: Fees and expenses incurred for debt raising exercise amortised over the tenor of secured loan	(2,334)	(2,994)	(22.0)	-	-	-
	1,127,775	1,126,537	0.1	580,042	580,042	-
Unsecured borrowing						
Amount repayable in one year or less, or on demand	142,600	89,500	59.3	142,600	89,500	59.3
	1,270,375	1,216,037	4.5	722,642	669,542	7.9

Details of any collaterals

As security for the secured long term borrowings of S$580.0 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties[1];
(ii) an assignment of the insurance policies relating to the Initial Investment Properties;
(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;
(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;
(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and
(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnote
Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

As security for the secured long term borrowings of S$866.0 million (CCT's 60% interest is S$519.6 million), RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City which comprises Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford, Raffles The Plaza and the Raffles City Convention Centre;

(ii) an assignment of the insurance policies relating to Raffles City;

(iii) an assignment of the agreements relating to the management of Raffles City;

(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles city; and

(v) a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

As security for the secured long term borrowings of RM70.0 million (approximately S$30.5 million), Aragorn has granted in favour of the lender the following:

(i) a fixed legal charge over Wisma Technip;

(ii) debenture over all assets of Aragorn;

(iii) charge/assignment of the bank accounts; and

(iv) an assignment over the rights, title interest and benefits in the tenancy agreements and existing contracts, warranties and guarantees pertaining to Wisma Technip.

Following the completion of sale of Wisma Technip, the secured long term borrowings of Aragorn were fully redeemed on 3 October 2007.

As security for the short term borrowings of S$76.0 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

1(c)(i) Cash flow statement (3Q 2007 vs 3Q 2006)

	Group	
	3Q 2007 S$'000	**3Q 2006** S$'000
Operating activities		
Total return for the period before tax	23,698	10,931
Adjustments for		
Allowance for doubtful receivable	(4)	-
Amortisation of rent incentives	103	181
Amortisation of tenancy works	-	28
Borrowing costs	12,656	7,904
Depreciation of plant and equipment	94	51
Foreign exchange difference	(1,819)	(868)
Gain on disposal of investment properties	(625)	-
Interest income	(348)	(231)
Loss on re-measurement of financial derivatives	3,886	7,734
Manager's management fees payable in units	1,636	484
Share of profit of associate	(777)	-
Operating income before working capital changes	**38,500**	**26,214**
Changes in working capital		
Trade and other receivables	(3,429)	(7,518)
Trade and other payables	4,701	6,456
Security deposits	(5,431)	10,592
Cash generated from operations	**34,341**	**35,744**
Tax paid	(6)	-
Cash generated from operating activities	**34,335**	**35,744**
Investing activities		
Capital expenditure on investment properties	(13,138)	(24,814)
Investment in QCT	(29,925)	-
Distribution received from associate	1,002	-
Interest received	299	228
Net cash inflow from sale of investment properties	53,363	-
Net cash outflow from purchase of investment properties (including acquisition cost)	-	(1,276,815)
Purchase of plant and equipment	(43)	(591)
Cash flows from investing activities	**11,558**	**(1,301,992)**

1(c)(i) Cash flow statement (3Q 2007 vs 3Q 2006)

	Group	
	3Q 2007 S$'000	**3Q 2006** S$'000
Financing activities		
Borrowing costs paid	(11,757)	(8,554)
Distribution to unitholders	(58,524)	(41,497)
Issue expenses	-	(12,558)
Proceeds from/(Repayment of) interest bearing borrowings	66,600	519,600
Proceeds from issue of new units	-	803,199
Cash flows from financing activities	**(3,681)**	**1,260,190**
Increase/(Decrease) in cash and cash equivalents	**42,212**	**(6,058)**
Cash and cash equivalents at beginning of period	**44,494**	**38,029**
Cash and cash equivalents at end of period	**86,706**	**31,971**

1(c)(ii) Cash flow statement (YTD Sep 2007 vs YTD Sep 2006)

	Group	
	YTD Sep 2007 S$'000	**YTD Sep 2006** S$'000
Operating activities		
Total return for the period before tax	805,836	168,129
Adjustments for		
Allowance for doubtful receivable	-	-
Amortisation of rent incentives	361	543
Amortisation of tenancy works	-	86
Borrowing costs	36,723	18,389
Depreciation of plant and equipment	269	122
Foreign exchange difference	1,014	(988)
Gain on disposal of assets	-	(5)
Gain on sale of investment property	(625)	-
Interest income	(906)	(810)
Loss on re-measurement of financial derivatives	7,478	2,540
Manager's management fees payable in units	4,847	484
Net appreciation on revaluation of investment properties	(730,220)	(120,665)
Share of profit of associate	(1,257)	-
Operating income before working capital changes	**123,520**	**67,825**
Changes in working capital		
Trade and other receivables	(3,457)	(8,595)
Trade and other payables	3,924	7,572
Security deposits	915	12,417
Cash generated from operations	**124,902**	**79,219**

1(c)(ii) Cash flow statement (YTD Sep 2007 vs YTD Sep 2006)

	Group	
	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000
Cash generated from operations	**124,902**	**79,219**
Tax paid	(6)	-
Cash generated from operating activities	**124,896**	**79,219**
Investing activities		
Capital expenditure on investment properties	(23,174)	(58,154)
Investment in QCT	(29,925)	-
Investment in MCDF	(2,841)	-
Interest received	834	805
Distribution received from associate	1,125	-
Net cash inflow from sale of investment properties	53,363	-
Net cash outflow from purchase of investment properties (including acquisition cost)	-	(1,302,145)
Purchase of plant and equipment	(150)	(691)
Cash flows from investing activities	**(768)**	**(1,360,185)**
Financing activities		
Borrowing costs paid	(36,308)	(18,463)
Distribution to unitholders	(95,849)	(73,494)
Issue expenses	(288)	(12,558)
Proceeds from/(Repayment of) interest bearing borrowings	53,100	550,056
Proceeds from issue of new units	-	803,199
Cash flows from financing activities	**(79,345)**	**1,248,740**
Increase/(Decrease) in cash and cash equivalents	**44,783**	**(32,226)**
Cash and cash equivalents at beginning of period	**41,923**	**64,197**
Cash and cash equivalents at end of period	**86,706**	**31,971**

1(d)(i) Statement of changes in unitholders' funds (3Q 2007 vs 3Q 2006)

	Group		Trust	
	3Q 2007 S$'000	**3Q 2006** S$'000	**3Q 2007** S$'000	**3Q 2006** S$'000
Balance as at beginning of period	**3,361,492**	**1,581,409**	**3,226,384**	**1,581,454**
Operations				
Net increase in net assets resulting from operations	23,402	10,880	25,411	11,256
Unitholders' transactions				
Creation of new units:				
- Equity fund raising	-	803,199	-	803,199
- Acquisition fee	-	12,996	-	12,996
- Manager's management fee	1,651	-	1,651	-
Issue expenses	-	(14,320)	-	(14,320)
Distribution to unitholders	(58,524)	(41,497)	(58,524)	(41,497)
Net increase/(decrease) in net assets resulting from unitholders' transactions	**(56,873)**	**760,378**	**(56,873)**	**760,378**
Movement in translation reserve				
Share of reserves of associates	15	-	-	-
Translation reserve	(1,642)	(342)	-	-
Net increase/(decrease) in net assets resulting from movement in translation reserves	**(1,627)**	**(342)**	**-**	**-**
Total increase/(decrease) in net assets	**(35,098)**	**770,916**	**(31,462)**	**771,634**
Balance as at end of period	**3,326,394**	**2,352,325**	**3,194,922**	**2,353,088**

1(d)(ii) **Statement of changes in unitholders' funds (YTD Sep 2007 vs YTD Sep 2006)**

	Group		Trust	
	YTD Sep 07 S$'000	**YTD Sep 06** S$'000	**YTD Sep 07** S$'000	**YTD Sep 06** S$'000
Balance as at beginning of period	**2,612,414**	**1,456,346**	**2,563,034**	**1,456,346**
Operations				
Net increase in net assets resulting from operations	805,316	168,060	723,014	168,361
Unitholders' transactions				
Creation of new units:				
- Equity fund raising	-	803,199	-	803,199
- Acquisition fee	-	12,996	-	12,996
- Manager's management fee	4,723	-	4,723	-
Issue expenses	-	(14,320)	-	(14,320)
Distribution to unitholders	(95,849)	(73,494)	(95,849)	(73,494)
Net increase/(decrease) in net assets resulting from unitholders' transactions	**(91,126)**	**728,381**	**(91,126)**	**728,381**
Movement in translation reserve				
Share of reserves of associates	(457)	-	-	-
Translation reserve	247	(462)	-	-
Net increase/(decrease) in net assets resulting from movement in translation reserves	**(210)**	**(462)**	**-**	**-**
Total increase/(decrease) in net assets	**713,980**	**895,979**	**631,888**	**896,742**
Balance as at end of period	**3,326,394**	**2,352,325**	**3,194,922**	**2,353,088**

1(e)(i) Details of any change in the units (3Q 2007 vs 3Q 2006)

	Trust	
	3Q 2007 Units	3Q 2006 Units
Balance as at beginning of period	**1,383,555,748**	**896,270,700**
Issue of new units:		
- part settlement for the purchase of Raffles City	-	478,968,977
- in settlement of the acquisition fee for acquiring Raffles City	-	6,918,285
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	539,176	-
Balance as at end of period	**1,384,094,924**	**1,382,157,962**

1(e)(ii) Details of any change in the units (YTD Sep 2007 vs YTD Sep 2006)

	Trust	
	YTD Sep 2007 Units	YTD Sep 2006 Units
Balance as at beginning of period	**1,382,389,511**	**896,270,700**
Issue of new units:		
- part settlement for the purchase of Raffles City	-	478,968,977
- in settlement of the acquisition fee for acquiring Raffles City	-	6,918,285
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	1,705,413	-
Balance as at end of period	**1,384,094,924**	**1,382,157,962**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2006 except as noted in item 5 below.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With the introduction of FRS 40: Investment Property with effect from 2007, Earnings per Unit are computed based on Total Return for the Period after Tax. Prior to this, Earnings per Unit were computed based on Net Income after Tax.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

Earnings per unit

In computing the EPU, the weighted average number of units for the period is used for the computation. Comparative EPU have been restated to be consistent with current period's presentation.

	Group		Trust	
	3Q 2007	3Q 2006	3Q 2007	3Q 2006
Weighted average number of units for the period	1,383,878,081	1,054,411,403	1,383,878,081	1,054,411,403
Earnings per unit (EPU) Based on the weighted average number of units for the period	1.69¢	1.04¢	1.84¢	1.07¢
Based on fully diluted basis	1.69¢	1.04¢	1.84¢	1.07¢

	Group		Trust	
	YTD Sep 2007	YTD Sep 2006	YTD Sep 2007	YTD Sep 2006
Weighted average number of units for the period	1,383,338,328	949,563,538	1,383,338,328	949,563,538
Earnings per unit (EPU) Based on the weighted average number of units for the period	58.22¢	17.70¢	52.27¢	17.73¢
Based on fully diluted basis	58.22¢	17.70¢	52.27¢	17.73¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Distribution per unit

In computing the DPU, the number of units as at the end of each period is used for the computation. The DPU for the Group and Trust are the same.

	3Q 2007	3Q 2006	YTD Sep 2007	YTD Sep 2006
Number of units in issue as at end of period	1,384,094,924	1,382,157,962	1,384,094,924	1,382,157,962
Distribution per unit (DPU)				
Based on the number of units in issue as at end of period	2.14¢	1.80¢	6.37¢	5.29¢

7 **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Group		Trust	
	30 Sep 2007	31 Dec 2006	30 Sep 2007	31 Dec 2006
NAV per unit	S$2.40	S$1.89	S$2.31	S$1.85
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$2.38	S$1.86	S$2.29	S$1.83

8 **Review of the performance**

	Group			
	3Q 2007 S$'000	**3Q 2006** S$'000	**YTD Sep 2007** S$'000	**YTD Sep 2006** S$'000
Statement of Total Return				
Gross revenue	60,650	38,585	178,050	99,353
Property operating expenses	(17,443)	(10,300)	(48,455)	(25,462)
Net property income	43,207	28,285	129,595	73,891
Interest income	348	231	906	810
Other income	-	-	428	-
Loss from re-measurement of derivatives	(3,886)	(7,734)	(7,478)	(2,540)
Manager's management fees	(3,401)	(1,512)	(9,902)	(4,676)
Trust expense	(1,316)	(435)	(3,092)	(1,632)
Borrowing costs	(12,656)	(7,904)	(36,723)	(18,389)
Net income	**22,296**	**10,931**	**73,734**	**47,464**
Gain on sale of investment property	625	-	625	-
Share of profit of associate	777	-	1,257	-
Net appreciation on revaluation of investment properties	-	-	730,220	120,665
Total return for the period before income tax	**23,698**	**10,931**	**805,836**	**168,129**
Income tax	(296)	(51)	(520)	(69)
Total return for the period after income tax	**23,402**	**10,880**	**805,316**	**168,060**

Distribution Statement				
Net income	**22,296**	**10,931**	**73,734**	**47,464**
Net tax adjustments	6,038	8,671	13,342	3,480
Adjustments	1,220	(214)	1,004	(307)
Income available for distribution to unitholders	29,554	19,388	88,080	50,637
Distributable income to unitholders	**29,554**	**19,388**	**88,080**	**50,637**
Earnings per unit (cents)	1.69¢	1.04¢	58.22¢	17.70¢
Distribution per unit (cents)	2.14¢	1.80¢	6.37¢	5.29¢

Review of performance 3Q 2007 vs 3Q 2006

Gross revenue of S$60.7 million for 3Q 2007 was higher than 3Q 2006 by S$22.1 million or 57.2%. This was mainly due to the consolidation of CCT's 60% interest in RCS Trust (approximately S$17.7 million) which was acquired in September 2006, higher rental income of S$3.8 million, higher car park income and other income.

Property operating expenses of S$17.4 million was higher in 3Q 2007 by S$7.1 million or 69.3%. This was mainly due to the consolidation of property operating expenses from CCT's 60% interest in RCS Trust, higher property tax, utility costs and maintenance cost incurred for the CCT properties.

Trust expenses of S$1.3 million was higher in 3Q 2007 by S$0.9 million or 202.5% due to higher professional fees. Borrowing costs of S$12.7 million were higher in 3Q 2007 by S$4.8 million or 60.1% due mainly to the consolidation of additional borrowings for CCT's 60% interest in the borrowings of RCS Trust (S$519.6 million), additional short term borrowings and higher interest costs arising from the S$153.3 million term loan which reverted to floating rate in March 2007. Interest rate swap contracts for S$390 million had been put in place to fix the interest costs for periods of between 5 and 7 years, thus extending the weighted average term to expiry to 3.6 years as at 30 September 2007. This resulted in an average all-in interest rate of 3.9%.

Review of performance YTD Sep 2007 vs YTD Sep 2006

Gross revenue of S$178.1 million for YTD Sep 2007 was higher than YTD Sep 2006 by S$78.7 million or 79.2%. This was mainly due to the consolidation of CCT's 60% interest in RCS Trust (approximately S$66.0 million) which was acquired in September 2006 as well as higher rental income, car park income and other income.

Property operating expenses of S$48.5 million for YTD Sep 2007 were higher than YTD Sep 2006 by S$23.0 million or 90.3%. This was mainly due to the consolidation of property operating expenses from CCT's 60% interest in the property operating expenses of RCS Trust, higher property tax, utility costs and maintenance cost incurred for the CCT properties.

Trust expenses of S$3.1 million was higher in YTD Sep 2007 by S$1.5 million or 89.5% due to higher professional fees. Borrowing costs were higher in YTD Sep 2007 by S$18.3 million or 99.7% due to the additional borrowings for RCS Trust (CCT's 60% interest amounting to S$519.6 million) as well as additional short term loan drawn down and higher interest cost due to the S$153.3 million term loan which was reverted to floating rate in March 2007.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	1 July 2007 to 30 September 2007				YTD Sep 2007
	Group	Adjusted Group[1]			
	Actual S$'000	Actual S$'000	Forecast[2] S$'000	Change %	Actual S$'000
Gross rental income	54,215	53,452	50,088	6.7	156,747
Car park income	4,133	4,079	3,211	27.0	11,690
Other income	2,302	2,195	1,436	52.9	6,060
Gross revenue	**60,650**	**59,726**	**54,735**	**9.1**	**174,497**
Property management fees	(1,733)	(1,673)	(1,555)	7.6	(4,971)
Property tax	(6,134)	(6,076)	(4,203)	44.6	(15,140)
Other property operating expenses	(9,576)	(9,480)	(9,161)	3.5	(27,316)
Property operating expenses	**(17,443)**	**(17,229)**	**(14,919)**	**15.5**	**(47,427)**
Net property income	**43,207**	**42,497**	**39,816**	**6.7**	**127,070**
Interest income	348	212	120	76.7	735
Investment income	-	323	347	(6.9)	965
Other income	-	-	-	-	428
Loss from re-measurement of derivatives	(3,886)	(3,886)	-	Nm	(7,478)
Manager's management fees	(3,401)	(3,401)	(2,935)	15.9	(9,902)
Trust expenses	(1,316)	(1,341)	(630)	112.9	(2,900)
Borrowing costs	(12,656)	(12,132)	(12,435)	(2.4)	(35,547)
Net income before share of profit of associate	**22,296**	**22,272**	**24,283**	**(8.3)**	**73,371**
Gain on sale of investment property	625	-	-	-	-
Share of profit of associate	777	777	-	Nm	1,257
Net appreciation on revaluation of investment properties	-	-	-	-	729,339
Total return for the period before income tax	**23,698**	**23,049**	**24,283**	**(5.1)**	**803,967**
<u>Distribution Statement</u>					
Net income before share of profit of associate	**22,296**	**22,272**	**24,283**	**(8.3)**	**73,371**
Net tax adjustments	6,038	6,038	1,763	242.5	13,342
Other adjustments	1,220	1,244	-	Nm	1,367
Income available for distribution to unitholders	**29,554**	**29,554**	**26,046**	**13.5**	**88,080**
Distributable Income to unitholders	**29,554**	**29,554**	**26,046**	**13.5**	**88,080**
Distribution per unit (in cents)					
For the period	**2.14¢**	**2.14¢**	**1.90¢[3]**	**12.6**	**6.37¢**
Annualised	**8.49¢**	**8.49¢**	**7.52¢[3]**	**12.6**	**8.52¢**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn accounted for as "Investment Income".

(2) The forecast for the period 1 July 2007 to 30 September 2007 is derived from the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

(3) In the CCT Circular, the forecast DPU was calculated based on an assumed issue price of S$1.65 cents per unit for the equity fund raising to acquire Raffles City. With the actual issue price of new units at S$1.68 cents per unit, the forecast DPU is re-calculated based on the actual number of new units issued.

9(ii) Breakdown of total gross revenue (by property)

	Adjusted Group[1]			
	1 July 2007 to 30 September 2007			YTD Sep 2007
	Actual S$'000	Forecast[2] S$'000	Change %	Actual S$'000
Capital Tower	10,968	10,781	1.7	32,160
6 Battery Road	9,712	8,399	15.6	27,990
HSBC Building	2,184	2,184	-	6,463
Starhub Centre	3,358	3,209	4.6	10,008
Robinson Point	1,819	1,679	8.3	5,185
Bugis Village	2,335	1,996	17.0	6,867
Golden Shoe Car Park	2,596	2,030	27.9	7,481
Market Street Car Park	1,749	1,409	24.1	5,006
Sub-Total	**34,721**	**31,688**	**9.6**	**101,160**
60% Interest in Raffles City	25,005	23,047	8.5	73,337
Total gross revenue	**59,726**	**54,735**	**9.1**	**174,497**

9(iii) Breakdown of net property income (by property)

	Adjusted Group[1]			
	1 July 2007 to 30 September 2007			YTD Sep 2007
	Actual S$'000	Forecast[2] S$'000	Change %	Actual S$'000
Capital Tower	7,071	7,615	(7.1)	21,683
6 Battery Road	6,808	5,950	14.4	20,177
HSBC Building	2,169	2,177	(0.4)	6,419
Starhub Centre	2,522	2,315	8.9	7,506
Robinson Point	1,225	1,177	4.1	3,536
Bugis Village	1,844	1,526	20.8	5,440
Golden Shoe Car Park	1,935	1,460	32.5	5,677
Market Street Car Park	1,275	986	29.3	3,809
Sub-Total	**24,849**	**23,206**	**7.1**	**74,247**
60% Interest in Raffles City	17,648	16,610	6.2	52,823
Total net property income	**42,497**	**39,816**	**6.7**	**127,070**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn accounted for as "Investment Income".

(2) The forecast for the period 1 July 2007 to 30 September 2007 is derived from the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

Review of the performance for period 1 July 2007 to 30 September 2007

Gross revenue of S$59.7 million was higher than forecast by S$5.0 million or 9.1% on a portfolio basis. This was due mainly to the contribution from increased rental income, car park income and other income. The re-configuration works at Capital Tower had completed and most of the retail outlets have commenced their operations.

Net property income of S$42.5 million was higher than forecast by S$2.7 million or 6.7% was due to higher revenue achieved partially offset by higher property operating expenses of S$2.3 million or 15.5%. The main contributing factors of the higher property operating expenses are higher property tax of S$1.9 million resulted from the revision of annual value, higher utility cost of S$0.4 million and higher marketing expenses of S$0.2 million.

The trust expenses of S$1.3 million were higher than forecast by S$0.7 million or 112.9% mainly due to higher professional fees incurred in relation to the proposed acquisition of Wilkie Edge.

The net tax adjustment included the add-back of the loss from measurement of derivatives and the management fees paid in units (for RCS Trust) which were non-tax deductible items.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy continued to register strong growth in 3Q 2007. Advance estimates by the Ministry of Trade and Industry showed that real GDP rose by 9.4% on a year-on-year basis in 3Q 2007 as compared to 8.7% in the previous quarter. This indicates that the Singapore economy is well on track to meet the 7% to 8% growth forecast for 2007. On a quarter-to-quarter seasonally adjusted annualised basis, real GDP growth decelerated to 6.4% from 14.4% in 2Q 2007.

While demand for office space was strong in 2Q 2007, leasing activities were confined to smaller space of about 2,000 to 9,000 sq ft due to limited availability of large contiguous space. Corporate occupiers are starting to show greater acceptance to relocate to business parks while some financial institutions are prepared to move support functions out of the prime CBD to take advantage of the widening rental differential.

The demand for office space continued to be strong and broad-based in 3Q 2007 and the financial and banking sector continued to be the key driver. According to CB Richard Ellis ("CBRE"), average prime office rents have surpassed the 1990 historical peak of S$11.50 psf per month to reach S$12.60 psf per month in 3Q 2007, representing a 16.7% increase quarter-on-quarter and 82.6% increase year-on-year. Grade A office rents averaged S$14.90 psf per month, an increase of 13.7% quarter-on-quarter and 96.1% year-on-year.

After two years of unprecedented increases, CBRE expects office rental to grow more moderately with the government reacting to curb escalating business costs by releasing more land sites for office developments.

Given the current global credit environment, Singapore dollar borrowing costs are expected to rise in the coming months. As the current CCT loan portfolio is 87% fixed, CCT is well-hedged against upward interest rate movements.

Outlook for 2007

The manager of CCT expects to perform better than the forecast distribution of 7.60 cents per unit for the projection year 1 January 2007 to 31 December 2007 as shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City, adjusted for the actual number of new units issued based on an issue price of S$1.68 per unit.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period?	No.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods?	Yes.

Name of distribution	Distribution for the period from 1 January 2006 to 31 August 2006 (being the day immediately prior to the date on which new units were issued pursuant to the equity funds raising exercise for the acquisition of Raffles City (see the CCT Circular dated 15 August 2006)).
Distribution type	i) Taxable income ii) Tax-exempt income
Distribution rate	i) Taxable income distribution – 4.58 cents per unit ii) Tax-exempt income distribution – 0.05 cents per unit
Par value of units	Not meaningful
Tax rate	Taxable income distribution Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate 20%. Tax-exempt income distribution Tax-exempt income distribution is exempt from tax in the hands of all unitholders. Tax-exempt income relates to the net income from the investment in junior bonds of Aragorn.
Books closure date	31 August 2006
Date paid	26 September 2006

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets as at 30 September 2007 and the results of business, statement of total return & distribution statement, cash flow statement and statement of changes in unitholders' funds for the nine months ended on that date, together with their accompanying notes, to be false or misleading in any material respect.

On behalf of the Board
CapitaCommercial Trust Management Limited

Lynette Leong Chin Yee
Chief Executive Officer/Director

Wen Khai Meng
Non-Executive Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
23 October 2007

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
23 October 2007

CCT Achieved Steady DPU Growth of 18.9% for 3Q 2007

Resilient portfolio to benefit from strong positive rental reversion

Singapore, 23 October 2007 – The Manager of CapitaCommercial Trust (CCT), CapitaCommercial Trust Management Limited (the Manager), is pleased to announce a distributable income of S$29.6 million to the unitholders of CCT for the financial period of 1 July 2007 to 30 September 2007 (3Q 2007). This is 52.4% higher than the S$19.4 million reported for the corresponding period in 2006 (3Q 2006).

The 3Q 2007 distribution per unit (DPU) of 2.14 cents or 8.49 cents (annualised) registers an increase of 18.9% compared to 3Q 2006 DPU of 1.80 cents or 7.14 cents (annualised). This is 12.6% higher than the forecast DPU of 1.90 cents or 7.52 cents (annualised), as stated in the CCT circular to unitholders dated 15 August 2006 (the Circular Forecast). CCT's DPU for the first nine months of 2007 is 6.37 cents or 8.52 cents (annualised) which translates to a distribution yield of 3.4% based on the closing price of S$2.47 per unit on 22 October 2007.

Summary of CCT Results

	YTD Sep 2007	**1 July 2007 to 30 September 2007**		
	Actual S$'000	**Actual S$'000**	**Circular Forecast S$'000**	**Variance %**
Gross Revenue	174,497	59,726	54,735	9.1
Net Property Income	127,070	42,497	39,816	6.7
Distributable Income	**88,080**	**29,554**	**26,046**	**13.5**
Distribution Per Unit				
For the period	6.37¢	2.14¢	1.90¢	12.6
Annualised	8.52¢	8.49¢	7.52¢	12.6
Distribution Yield Based on S$2.47 per unit (closing price as at 22 Oct 07)	3.4%	3.4%	3.0%	N.A.

Mr Richard Hale, Chairman of the CapitaCommercial Trust Manager, said: "CapitaCommercial Trust has outperformed its forecasts consistently and continues to generate higher distribution to unitholders. This is due to our efforts in actively managing our portfolio in Singapore while looking for opportunities in Asia. CapitaCommercial Trust recently increased its investment exposure in Malaysia via Quill Capita Trust, which enlarged its portfolio size by 78% from RM276 million to RM491 million after the completion of two acquisitions in Kuala Lumpur in September 2007. In Singapore, the on-going asset enhancement work at Raffles City will generate positive returns when the works are completed by December this year. In addition, CapitaCommercial Trust's acquisition of Wilkie Edge, if approved by unitholders at a forthcoming extraordinary general meeting, will bring the total asset size of the trust to close to S$4.8 billion. CapitaCommercial Trust will continue to actively source for more growth opportunities."

Ms Lynette Leong, Chief Executive Officer of the Manager, added, "The better financial performance year-on-year is a result of the accretive acquisition of Raffles City last year and the higher rental income from our quality office portfolio. Strong leasing demand, underpinned by the robust economic performance in the Asian region continues to propel growth in the Singapore office property market. Rentals committed at our prime assets have surpassed Singapore's highest rental rate of S$11.50 per sq ft per month during the peak of the office market in 1990. With more than 50% of our leases expiring in 2008 and 2009, we expect strong, positive rental reversion to be realised from our resilient portfolio. We will continue to drive asset quality enhancement as well as manage tenant relationships to ensure high tenant retention rates. We will also actively seek good acquisition opportunities to grow our portfolio to achieve our target asset size of S$5 to S$6 billion by 2009. These factors are expected to contribute significantly to CCT's growth going forward."

In the coming month, there will be an extraordinary general meeting to obtain unitholders' approval for the acquisition of Wilkie Edge. The acquisition will offer further diversification to CCT's portfolio given Wilkie Edge's location in the Central Area within Singapore's Arts, Culture, Learning and Entertainment hub.

For Raffles City, Phase I asset enhancement work is on track to complete by end of 2007 and it will add to the asset's net property income next year. In addition, commitment for the space under asset enhancement is already close to 100%. The reconfiguration works on the ground level of Capital Tower have been completed and most of the retail outlets have started their businesses in the third quarter of 2007.

-END-

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$3.4 billion based on the closing price of S$2.47 per unit on 22 October 2007. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. With an asset value of S$4.7 billion, CCT's portfolio comprises nine prime properties in Singapore's Central Business District and Downtown Core. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park. In addition, CCT is a substantial unitholder of QCT with a 30% stake and has taken a 7.4% stake in the Malaysia Commercial Development Fund (MCDF). QCT is a commercial REIT listed on the Bursa Malaysia Securities Berhad, with a portfolio of six commercial properties in Cyberjaya and Kuala Lumpur. MCDF is CapitaLand's first and largest Malaysia private real estate fund, with focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley.

CCT has been accorded an "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by:

CapitaCommercial Trust Management Limited

(Company registration no. 200309059W)

Media Contact	Analyst & Investor Contact
Julie Ong DID: (65) 6826 5812 Mobile: (65) 9734 0122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 9668 8290 Email: ho.meipeng@capitaland.com.sg

IMPORTANT NOTICE

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CCT Manager is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust



3Q 2007 Financial Results

23 October 2007

CapitaCommercial Trust

Important Notice

This presentation is focused on comparing actual results versus forecasts stated in the CCT's Circular dated 15 August 2006. This shall be read in conjunction with paragraph 9 of CCT's 2007 Third Quarter Unaudited Financial Statement Announcement.

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, as manager of CCT (the "CCT Manager") is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

3Q 2007
Financial Results

CapitaCommercial Trust

3Q 2007 DPU of 2.14¢ Outperformed Forecast by 12.6%

	1 Jul 2007 to 30 Sep 2007		
	Actual S$'000	Forecast[1] S$'000	Var. %
Gross Revenue	59,726	54,735	9.1
Net Property Income	42,497	39,816	6.7
Distributable Income	29,554	26,046	13.5
Distribution Per Unit	**2.14¢**	**1.90¢**	**12.6**
Annualised DPU	8.49¢	7.52¢	12.6
Distribution Yield[2]	3.4%	3.0%	

Notes:
1. The forecast for the period 1 July 2007 to 30 September 2007 is derived from the forecast shown in the CCT circular to unitholders dated 15 August 2006 ("CCT Circular") for the equity fund raising to acquire Raffles City
2. Based on CCT unit closing price of S$2.47 as at 22 October 2007

CapitaCommercial Trust

3Q 2007 DPU of 2.14¢ Up by 18.9% Quarter-on-Quarter

	Actual		
	3Q 2007 S$'000	3Q 2006 S$'000	Var. %
Gross Revenue	59,726	37,312	60.1
Net Property Income	42,497	27,407	55.1
Distributable Income	29,554	19,388	52.4
Distribution Per Unit	**2.14¢**	**1.80¢**	**18.9**
Annualised DPU	8.49¢	7.14¢	18.9

CapitaCommercial Trust

YTD DPU of 6.37¢ Outperformed Forecast by 12.2%

	1 Jan 2007 to 30 Sep 2007		
	Actual S$'000	Forecast[1] S$'000	Var. %
Gross Revenue	174,497	163,264	6.9
Net Property Income	127,070	118,709	7.0
Distributable Income	88,080	78,777	11.8
Distribution Per Unit	**6.37¢**	**5.68¢**	**12.2**
Annualised DPU	8.52¢	7.59¢	12.2
Distribution Yield[2]	3.4%	3.1%	

Notes:
1. The forecast is based on management's forecast for the period 1 January 2007 to 30 September 2007. This, together with the forecast for the period 1 October 2007 to 31 December 2007, is the forecast shown in the CCT Circular dated 15 August 2006
2. Based on CCT unit closing price of S$2.47 as at 22 October 2007

CapitaCommercial Trust

YTD DPU of 6.37¢ Up 20.4% Year-on-Year

	Actual		
	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000	Var. %
Gross Revenue	174,497	97,124	79.7
Net Property Income	127,070	72,355	75.6
Distributable Income	88,080	50,637	73.9
Distribution Per Unit	**6.37¢**	**5.29¢**	**20.4**
Annualised DPU	8.52¢	7.07¢	20.5

Total Assets at S$4.7 Bil; NAV at S$2.38

	30 Sep 2007 S$'000	30 Jun 2007 S$'000
Non-current assets[1]	4,579,071	4,533,273
Current assets	92,553	104,478
Total assets	**4,671,624**	**4,637,751**
Current liabilities[2]	194,917	121,316
Non-current liabilities	1,150,313	1,154,943
Net assets	**3,326,394**	**3,361,492**
Unitholders' funds	**3,326,394**	**3,361,492**

NAV	
30 September 2007	$ 2.40
30 June 2007	$ 2.43

Adjusted NAV[3]	
30 September 2007	$ 2.38
30 June 2007	$ 2.39

Notes:
1. The increase is due to the investment in QCT and initial deposit paid for acquisition of Wilkie Edge
2. The increase is due to additional loan of S$66.6 million
3. Assuming the distribution income has been paid out to the unitholders

CapitaCommercial Trust

Strong Financial Ratios

	As at 30 Sep 2007	As at 30 Jun 2007
Total debt (S$'mil)	1,242.2	1,175.6
Gearing ratio[1]	26.7%	25.5%
Interest service coverage ratio[2]	3.3 times	3.4 times
Average cost of debt	3.9%	4.0%
Average fixed rate term to expiry[3]	3.6 years	4.1 years
Corporate Rating (Moody's)	"A3"	"A3"

Notes:

1. Ratio of net investment income before interest and tax of CCT Trust and RCS Trust (60%) over interest expenses of CCT Trust and RCS Trust (60%)
2. Ratio of borrowings of CCT Trust and RCS Trust (60%) over total deposited properties of CCT Trust and RCS Trust (60%)
3. Average fixed rate term to expiry of CCT Trust and RCS Trust, where applicable

CapitaCommercial Trust

Low Refinancing & Interest Rate Exposure



46.7%
41.8%
5.4%
6.1%
0.0%
2007
2008
2009
2010
2011
CCT
CCT's 60% interest in the borrowings of RCS Trust

Debt Maturity Profile

Well spread out exposure



87%
87%
73%
73%
30%
30%
2007
2008
2009
2010
2011
2012

Interest Rate Exposure

87% fixed until March 2009

CapitaCommercial Trust

Strong and Steady DPU Growth



16.2%
7.6%
7.8%
8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
DPU (cents)
8.52
7.59[4]
7.60[5]
7.33
7.02[3]
6.81
6.32
6.31[2]
5.68[1]
15 May to 31 Dec 2004 (Annualised)
1 Jan to 31 Dec 2005
1 Jan to 31 Dec 2006
1 Jan to 30 Sep 2007 (Annualised)
FY 2007 Forecast
Forecast
Actual

Notes:

1. As stated in CCT's Introductory Document dated 16 March 2004
2. As stated in CCT's Offer Information Statement dated 21 April 2005 in relation to the acquisition of HSBC Building
3. As stated in the Circular dated 15 August 2006 for the equity fund raising of Raffles City
4. Annualised based on the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising of Raffles City and adjusted for the actual number of new units issued
5. Based on the forecast shown in the Circular dated 15 August 2006 for the equity fund raising of Raffles City and adjusted for the actual number of new units issued

CapitaCommercial Trust

Total Return – Strong Performance

Price performance



150
100
50
0
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07
Volume
CCT
STI
SESPROP

Source: Bloomberg as at 28 September 2007

Total Return[1]	Since Listing[2]	Past 12 Months
CCT	**206%**	**30%**
SESProp Index	343%	71%
STI Index	136%	49%
MSCI Singapore (no dividends)	108%	49%

Notes:

1. Total return calculated based on unit/share price appreciation and distributions reinvested in stock/index
2. CCT's listing date was 11 May 2004

CapitaCommercial Trust

Portfolio Update

CapitaCommercial Trust

Strong Positive Rent Reversions

Renewals and New Leases Committed[1] (1 Jan to 30 Sep 2007)

	Renewed / New Leases as at 30 Sep 2007 (% of portfolio NLA)	Increase in Rental Rates vs	
		Forecast Rental Rates[2]	Preceding Rental Rates
OFFICE			
Renewals	20.7%	30.4%	63.3%
New Leases	4.4%	93.3%	136.0%
RETAIL			
Renewals	4.1%	2.0%	11.9%
New Leases[3]	1.4%	27.8%	47.2%
Weighted Average	30.6%	32.4%	59.0%

Notes:
1. Includes forward renewals
2. The forecast is based on the management's forecast in the Circular dated 15 August 2006
3. Exclude leases committed for new space arising from asset enhancement work

CapitaCommercial Trust

Strong Uptrend in Rental Rates

	Rental Rates Committed in 3Q 2007[1] (S$ psf pm)	Current Asking Rent (S$ psf pm)	Est. Average Micro-Market Rent[2] (S$ psf pm)
6 Battery Road	16.50 - 17.50	18.50	14.60
Capital Tower	4.75[3] - 7.80[4]	15.00	9.70
Raffles City Tower	9.40 - 14.50	16.00 - 16.50	9.50
Robinson Point	9.00	12.00	9.70

Notes:
1. Including forward renewals
2. Estimated average micro-market rent as at 30 Sep 2007. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space (source: CB Richard Ellis (Pte) Ltd, September 2007)
3. A lease subject to rental cap
4. For the leasing of an unconventional office space

CapitaCommercial Trust

Portfolio - Balanced Lease Expiry

Leases up for Renewal (By Gross Rental Income) as at 30 Sep 2007



4.3%
0.9%
15.5% 1
6.3%
13.2%
11.6%
13.5%
10.9%
7.9%
16.0%
2007
2008
2009
2010
2011 and Beyond
Office
Retail 2
Hotels and Convention Centre 3

Notes:

1. Excludes a lease expiring beyond 2011 (representing 2.6% of the total gross rental income) which is subject to a rent review in 2008
2. Exclude turnover rent
3. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996

CapitaCommercial Trust

Office Lease Expiries Offer Rent Upside

Leases up for Renewal (By Gross Rental Income) as at 30 Sep 2007


7.8%
28.6%[1]
24.3%
24.8%
14.5%
2007
2008
2009
2010
2011 and Beyond

Note:

1. Excludes a lease expiring beyond 2011 (representing 4.9% of the total office gross rental income) which is subject to a rent review in 2008

CapitaCommercial Trust

Tight Office Supply Over Next 2 Years



Singapore Private Office Space (Central Area) -- Demand, Supply & Vacancy
Office Space (mil sq ft)
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Average annual supply ('95-'06): 1.2 mil sq ft
Past 10 year average Demand 1.28 mil sq ft
2006 Demand : 2.4 mil sq ft, Grade A – 1.74 mil sq ft
Supply Forecast (Islandwide)
0.3
0.6
0.9
2.4
3.2
0.5
MBFC Phase 1 (1.62 mil sq ft)
MBFC Phase 2 (1.4 mil sq ft), Ocean Financial Centre (850,000 sq ft) LPA at Marina View (833,000 sq ft)
Supply
Demand
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
2Q07
2H07
2008
2009
2010
2011
2012

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

Source: URA, CBRE & CapitaLand Research (October 2007)

Prime Office Rent Surpasses 1996 Market Peak - S$9.90; Exceeded 1990 Market Peak - S$11.50

	3Q 2007	Vs 3Q 2006	Vs 2Q 2007
Prime	$12.60 psf pm	Up 82.6%	Up 16.7%
Grade A	$14.90 psf pm	Up 96.1%	Up 13.7%

Average Prime Office Rents (Singapore Market)



$ psf per month
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Past 10 year average
Prime rent $6.09 psf pm
$7.81
$12.50
$13.50
$14.00
$14.00
$12.50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E
2011E

Source: CBRE Research (October 2007)

CapitaCommercial Trust

Upside Potential with Current Average Rent

Average Gross Rental Rate of Expiring Leases[1] vs Micro-Market Rent[2]



Capital Tower
Micro-Market Rent: S$9.70
80%
60%
40%
20%
0%
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.23
$3.87
$4.72
20%
38%
9%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



6 Battery Road
Micro-Market Rent: S$14.60
60%
40%
20%
0%
$16.00
$12.00
$8.00
$4.00
$-
$7.67
$5.40
$7.29
2%
28%
26%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



Robinson Point
Micro-Market Rent: S$9.70
100%
80%
60%
40%
20%
0%
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$3.62
$4.02
$4.71
3%
54%
9%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



Raffles City Tower
Micro-Market Rent: S$9.50
100%
80%
60%
40%
20%
0%
$10.00
$5.00
$-
5.35
5.41
5.64
2%
8%
53%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Notes:
1. Lease expiry by gross rental income as at 30 Sep 2007
2. Estimated average micro-market rent as at 30 Sep 2007. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space (source: CB Richard Ellis (Pte) Ltd, September 2007)

CapitaCommercial Trust

Strong Occupancy Rates Across Portfolio

Committed Occupancy as at 30 Sep 2007

Property	31 Dec 2006 (%)	31 Mar 2007 (%)	30 Jun 2007 (%)	30 Sep 2007 (%)
Capital Tower	100.0	99.2[1]	99.8	100.0
6 Battery Road	100.0	100.0	98.4	99.9
Starhub Centre	100.0	100.0	100.0	99.8[2]
Robinson Point	100.0	100.0	100.0	100.0
Bugis Village	95.3	95.3	97.3	100.0
Golden Shoe Car Park	-	98.0	100.0	94.6[3]
Market Street Car Park	95.6	95.6	98.4	97.1
HSBC Building	100.0	100.0	100.0	100.0
Raffles City	99.5	99.4	99.9	100.0
- Raffles City Tower	99.8	99.2	100.0	100.0
- Raffles City Shopping Centre	99.3	99.6	99.8	100.0
Portfolio Committed Occupancy	**99.6**	**99.4**	**99.5**	**99.9**
Market Occupancy (URA Index)	**89.7**	**90.9**	**92.0**	**N.A.[4]**

Notes:
1. Part of the ancillary retail space was undergoing reconfiguration works for new tenancies
2. Due to creation of additional unit
3. Due to reconfiguration of the petrol kiosk and creation of additional space
4. URA has yet to release the island-wide office space occupancy rate for 3Q 2007

CapitaCommercial Trust

Focus on Office/Commercial Assets

CCT's focus is owning and investing in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes

Major usage mix for CCT properties
By Monthly Gross Rental Income (for the month of Sep 2007)



Car Park[2] Income, 4%
Hotels & Convention Centre, 18%
Office, 55%
Retail, 23%[1]

Notes:
1. Excluding turnover rent
2. Refers to the car park income from Golden Shoe Car Park and Market Street Car Park only

CapitaCommercial Trust

Quality Office Trade Mix[1]



Ancillary Food & Beverage, 1%
Car Park Income, 7%
Education, 2%
Legal, 3%
Telecommunications, 3.9%
Banking, Insurance & Financial Services, 40%
Business Management/ Consultancy Services/ Business Activities, 4%
Real Estate & Property Services, 6%
IT Services & Consultancy / Internet Trading, 7%
Government & Government-Linked Office, 13%
Others, 12%

Note:
1. Based on monthly gross rental income as at 30 Sep 2007 for the office component including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 30 Sep 2007

CapitaCommercial Trust

80% Contribution[1] from Prime Assets



Market Street Car Park, 3%
Raffles City, 42%[2]
Golden Shoe Car Park, 4%
Bugis Village, 4%
Robinson Point, 3%
Starhub Centre, 6%
HSBC Building, 4%
Capital Tower, 18%
6 Battery Road, 16%

Notes:
1. Based on Gross Revenue for the period 1 Jan 2007 to 30 Sep 2007
2. Represents CCT's interest of 60% in Raffles City

CapitaCommercial Trust

Gross Revenue - By Asset

3Q 07 vs 3Q 06	Actual 1Q 2007 S$'000	Actual 2Q 2007 S$'000	Actual 3Q 2007 S$'000	Actual 3Q 2006 S$'000	Var. %
Capital Tower	10,468	10,724	10,968	10,477	4.7
6 Battery Road	9,068	9,210	9,712	8,237	17.9
HSBC Building	2,116	2,163	2,184	2,116	3.2
Starhub Centre	3,271	3,379	3,358	3,195	5.1
Robinson Point	1,635	1,731	1,819	1,605	13.3
Bugis Village	2,271	2,261	2,335	2,055	13.6
Golden Shoe Car Park	2,368	2,517	2,596	1,671[1]	55.4
Market Street Car Park	1,555	1,702	1,749	651[1]	168.7
Sub-Total	32,752	33,687	34,721	30,007	15.7
60% Interest in RCS	23,903	24,429	25,005	7,305[2]	242.3
Gross Revenue	56,655	58,116	59,726	37,312	60.1

Notes:
1. Under-going asset enhancement work during 3Q 2006
2. For month of September 2006 only as Raffles City was acquired on 1 September 2006

CapitaCommercial Trust

Net Property Income - By Asset

3Q 07 vs 3Q 06	Actual	Actual	Actual		
	1Q 2007 S$'000	2Q 2007 S$'000	3Q 2007 S$'000	3Q 2006 S$'000	Var. %
Capital Tower[1]	7,389	7,223	7,071	7,487	(5.6)
6 Battery Road	6,849	6,520	6,808	6,005	13.4
HSBC Building	2,103	2,147	2,169	2,109	2.8
Starhub Centre	2,450	2,535	2,522	2,317	8.8
Robinson Point	1,186	1,125	1,225	1,126	8.8
Bugis Village	1,804	1,792	1,844	1,632	13.0
Golden Shoe Car Park	1,694	2,048	1,935	1,047	84.8
Market Street Car Park	1,172	1,360	1,275	338	277.2
Sub-Total	24,647	24,751	24,849	22,061	12.6
60% Interest in RCS	17,393	17,782	17,648	5,346	230.1
Net Property Income	42,040	42,533	42,497	27,407	55.1

Note:
1. Lower net property income due to higher property tax, utility expenses and marketing expenses

CapitaCommercial Trust

Top Ten Tenants (Committed) @ 30 Sep 07

Tenants	Lease Expiry Date[1]	% of Gross Rental Income
RC Hotels (Pte) Ltd	Dec 2007, Feb 2008, Jul 2008, Jun 2010, Nov 2016	20.4%
Government of Singapore Investment Corporation Private Limited	Jan 2008	6.6%
Standard Chartered Bank	Jan 2008, Oct 2009, Dec 2009, Feb 2010, Jan 2020	5.7%
The Hongkong and Shanghai Banking Corporation Limited	Apr 2012	4.5%
JPMorgan Chase Bank, N.A.	Dec 2007	4.0%
Robinson & Company (Singapore) Private Limited	Mar 2010	3.4%
Cisco System (USA) Pte. Ltd.	Feb 2010	2.4%
CapitaLand Group[2]	Jun 2008, Jul 2009, Jan 2010	2.3%
Economic Development Board[3]	Feb 2008, Jun 2009	2.2%
StarHub Ltd.	Nov 2007, Feb 2009	1.7%
Top 10 Tenants		**53.2%**
Other Tenants		**46.8%**
TOTAL		**100.0%**

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Comprises CapitaLand Limited and CapitaLand Commercial Limited
3. Comprises Economic Development Board and TIF Ventures Pte Ltd, an indirect wholly-owned subsidiary

CapitaCommercial Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Oct-2007 07:39:49
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Presentation slides - Raffles City Singapore"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.RCS.Slides.23Oct07.pdf Total size = **637K** (2048K size limit recommended)

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Raffles City Singapore

23 October 2007

CapitaCommercial Trust

CapitaMall Trust

3Q 2007 - RCS Trust

	1 Jan 2007 to 30 Sep 2007			
	CCT's 60% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**73,337**	**68,855**	**6.5**	**122,228**
- Office	11,570	9,997	15.7	19,283
- Retail	29,025	27,894	4.1	48,375
- Hotel	30,187	29,243	3.2	50,311
- Others	2,555	1,721	48.5	4,259
Net Property Income	**52,823**	**49,634**	**6.4**	**88,038**

Note:
1. The forecast is based on management's forecast for the period 1 January 2007 to 30 September 2007. This, together with the forecast for the period 1 October 2007 to 31 December 2007, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City

Raffles City
Occupancy and Renewals/New Lease

Renewals and New Leases committed (1 Jan to 30 Sep 2007)

	Renewed/New Leases as at 30 Sep 2007 (% of Office & Retail NLA) (sq m)	Increase in Rental Rates vs		Committed Occupancy as at 30 Sep 2007
		Forecast Rental Rates[1]	Preceding Rental Rates	
Raffles City Tower	10,445 (15.8%)	**57.1%**	**77.0%**	100.0%
Raffles City Shopping Centre	12,418 (18.8%)	**9.0%**	**20.1%**	100.0%
Weighted Average	22,863 (34.7%)	**23.9%**	**37.5%**	100.0%

Note:
1. The forecast is based on management's forecast for the period 1 January 2007 to 30 September 2007. This, together with the forecast for the period 1 October 2007 to 31 December 2007, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City

Raffles City
Lease Expiry Profile

Leases up for Renewal (By Gross Rental Income) as at 30 Sep 2007



0.4%
0.9%
1.5%
8.8%
9.7%
13.0%
6.7%
16.0%
43.0%
2007
2008
2009
2010
2011 and Beyond
Office
Retail1
Hotels and Convention Centre 2

1. Excluding turnover rent
2. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996

Raffles City Tower

60% of Office Leases up for Renewal in 2008 & 2009

Leases up for Renewal (By Gross Rental Income) as at 30 Sep 2007



% Lease Expiring
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
2.3%
8.4%
53.0%
36.3%
2007
2008
2009
2010 and Beyond

Weighted Average Expiry	**2.11 yrs**

CapitaCommercial Trust

CapitaMall Trust

Raffles City Shopping Centre

56% of Retail Leases Up for Renewal in 2008 and 2009

Leases up for Renewal (By Gross Rental Income[1]) as at 30 Sep 2007



% Lease Expiring
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2.3%
22.9%
33.6%
41.2%
2007
2008
2009
2010 & Beyond

Weighted Average Expiry	**1.92 yrs**

Note:
1. Excluding turnover rent

CapitaCommercial Trust

CapitaMall Trust

Raffles City

Phase 1 Asset Enhancement Work Update

CapitaCommercial Trust

CapitaMall Trust

Raffles City Phase 1 AEI
99% Committed

Net Lettable Area	↑ 40,307 sq ft or 11.5%
Gross Revenue	↑ S$10.0 million p.a.
Return on Investment	12.0%

- Create additional 40,307 sq ft of retail lettable area and extend retail footprint from 352,088 sq ft to 392,395 sq ft
  - Creation of 3-storey island podium block in atrium
  - Extension of Basement 1 Marketplace through conversion of car park lots
  - Extension of lease lines and reconfiguration of retail spaces at levels 1 and 2
- Decant approximately over 65,000 sq ft of mechanical and equipment space from Basements 1 to 3

Raffles City Phase 1 AEI
Basement 1 – 98% Committed


Food & Beverages
Gifts & Novelties
Lifestyle
Health & Personal Care/ Beauty & Cosmetics
Supermarket
Fashion & Fashion Accessories
Bank / Services
New Extension and Reconfiguration of Area

Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

RAFFLES CITY – BASEMENT 1

As at 30 Sept 2007

CapitaCommercial Trust

CapitaMall Trust

Raffles City Phase 1 AEI
Basement 1 - Tenants Committed


Japanese Marche
CMO
Streets
Jasons Market Place
J Co
Donuts
and
Coffee
The
Cocoa
Trees
M1

Committed Tenants

BreadTalk Silver
City Chain
Epi'd'or
Eu Yan Sang
FotoHub
GNC
InQBox
Japanese Marche
Jason's Market Place
Katrina Holdings
M1
Secret Garden
Streets
The Cocoa Trees
Unity NTUC Healthcare
Watsons

Raffles City Phase 1 AEI
Level 1 – 98% Committed


International Brands (Fashion & Fashion Related)
Watches, Jewellery, Shoes & Accessories
Department Store
Food & Beverages
Food & Beverages (Hotel)
Art Gallery
Reconfiguration of Area
Island Podium with 3 storey high water feature
RAFFLES CITY – LEVEL 1
As at 30 Sept 2007

Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

Raffles City Phase 1 AEI
Level 1 – International Tenants Committed


Menotti
British India
Love & Co
Springfield
Cortefiel
Pedro del Hierro
Guess Footwear
Dockers
Raoul
Hue
Starbucks Coffee

International Tenants Committed at Reconfigured Area


Kate Spade
Francesco Biasia / Stage
Agnes b.
Aigner
Bally

Top Line Brands Committed at Island Podium

CapitaCommercial Trust

CapitaMall Trust

Raffles City Phase 1 AEI
Proposed 3-Storey Island Podium Block

3-storey high water feature integrated into the design of the island podium will serve as an iconic focal point of Raffles City











Raffles City Phase 1 AEI
Level 2 - 100% Committed



Reconfiguration of Area
Topshop/Topman Flagship at Island Podium
High Street Fashion & Asian Designer Labels (Fashion & Fashion Related)
Watches, Jewellery, Shoes & Accessories
Beauty, Spa & Wellness
Department Store
Food & Beverages
Food & Beverages (Hotel)
Bank / Services
Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

RAFFLES CITY -LEVEL 2

As at 30 Sept 2007

CapitaCommercial Trust

CapitaMall Trust

Raffles City Phase 1 AEI
99% Committed

Achieved incremental revenue of S$10.0[1] million per annum after completion of Phase 1 AEI Works

Level	Net Lettable Area (sq ft)			Increase in Gross Revenue S$'mil pa	Leasing Status : % of Space with Offers Received[3]
	Before AEI	After AEI[2]	Variance		
Basement 1	**89,568**	**115,764**	**+ 26,196**	**+ $4.49 mil**	**98%**
Level 1	**79,955**	**85,829**	**+ 5,874**	**+ $3.01 mil**	**98%**
Level 2	**88,873**	**97,110**	**+ 8,237**	**+ $2.50 mil**	**100%**
Level 3	**93,692**	**93,692**	**-**	**-**	**-**
Total	352,088	392,395	+ 40,307	+ $10.0 mil [1]	99%
Average Rental (psf pm)	S$14.55	S$15.17	+ S$0.62		

CapitaCommercial Trust

Notes:
1. After adjusted for potential loss of car park income of S$200k per annum
2. Estimated as at 30 September 2007
3. Based on offers received for the AEI units as at 30 September 2007

CapitaMall Trust

Raffles City
Value Creation of Phase 1 AEI

Capital Expenditure	Start Date	Completion Date
S$62.4 million	2nd Quarter 2007	4th Quarter 2007

Gross Revenue (net of rental loss from car park income)	**S$10.0 million**
Net Property Income	**S$7.5 million**
Capital Expenditure	**S$62.4 million**
Return on Investment	**12.0%**
Capital Value of AEI (assumed at 5.5% capitalisation rate)	**S$136 million**
Increased in Value (net of investment cost)	**S$73.7 million**

The End

CapitaCommercial Trust

CapitaMall Trust

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Oct-2007 07:47:04
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - Presentation slides "3rd Quarter 2007 Financial Results - Raffles City Updates"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTRafflesCity3Q.Slides.23Oct07.pdf Total size = **795K** (2048K size limit recommended)

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CapitaMall Trust

CAPITAMALL TRUST

3rd Quarter 2007 FINANCIAL RESULTS RAFFLES CITY UPDATES

23 October 2007

CapitaMall Trust

Raffles City Financials

RCS Trust
3Q 2007 (1 Jan 2007 to 30 Sept 2007)

	1 Jan 2007 to 30 Sept 2007			
	CMT's 40% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**48,891**	**45,902**	**6.5**	**122,228**
- Retail	19,350	18,596	4.1	48,375
- Office	7,713	6,664	15.7	19,283
- Hotel	20,124	19,495	3.2	50,311
- Others	1,704	1,147	48.5	4,259
Net Property Income	**35,215**	**33,089**	**6.4**	**88,038**

1. The forecast is based on management's forecast for the period 1 January 2007 to 30 September 2007. This, together with the forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the Circular dated 29 August 2006.

RCS Trust
Occupancy and Renewals/New Lease

Renewals and New Leases Committed (1 Jan to 30 Sept 2007)

	Renewed/New Leases as at 30 Sept 2007 (% of Office and Retail NLA) (sq ft)	Increase in Rental Rates vs		Committed Occupancy as at 30 Sept 2007
		Forecast[1] Rental Rates	Preceding Rental Rates	
Raffles City Shopping Centre	133,667 (18.8%)	9.0%	20.1%	100.0%
Raffles City Tower	112,430 (15.8%)	57.1%	77.0%	100.0%
Weighted Average	246,097 (34.7%)	23.9%	37.5%	100.0%

1. The forecast is based on management's forecast for the period 1 January 2007 to 30 September 2007. This, together with the forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the Circular dated 29 August 2006.

Raffles City
Lease Expiry Profile

Leases up for Renewal (By Gross Rental Income) as at 30 Sept 2007



50%
40%
30%
20%
10%
0%
0.9%
0.4%
1.5%
8.8%
9.7%
13.0%
6.7%
16.0%
43.0%
2007
2008
2009
2010
2011 and Beyond
Retail1 Office Hotels and Convention Centre2

1. Excluding turnover rent
2. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996

Raffles City Shopping Centre ("RCSC")

56% of Retail Leases Up for Renewal in 2008 and 2009

Leases up for Renewal (By Gross Rental Income[1]) as at 30 Sept 2007



60%
50%
40%
30%
20%
10%
0%
2.3%
22.9%
33.6%
41.2%
2007
2008
2009
2010 and Beyond

Weighted Average Expiry	1.92 yrs

1. Excluding turnover rent.

Raffles City Tower

60% of Office Leases up for Renewal in 2008 & 2009

Leases up for Renewal (By Gross Rental Income) as at 30 Sept 2007



70%
60%
50%
40%
30%
20%
10%
0%
2.3%
8.4%
53.0%
36.3%
2007
2008
2009
2010 and Beyond

Weighted Average Expiry	2.11 yrs

CapitaCommercial Trust

CapitaMall Trust

CapitaMall Trust

Raffles City
Phase 1 AEI Update

Raffles City Phase 1 AEI
99% Committed

Net Lettable Area	↑ 40,307 sq ft or 11.5%
Gross Revenue	↑ S$10.0 million p.a.
Return on Investment	12.0%

- Create additional 40,307 sq ft of retail lettable area and extend retail footprint from 352,088 sq ft to 392,395 sq ft
  - Creation of 3-storey island podium block in atrium
  - Extension of Basement 1 Marketplace through conversion of car park lots
  - Extension of lease lines and reconfiguration of retail spaces at levels 1 and 2
- Decant approximately over 65,000 sq ft of mechanical and equipment space from Basements 1 to 3

Raffles City Phase 1 AEI
Basement 1 – 98% Committed



Food & Beverages
Gifts & Novelties
Lifestyle
Health & Personal Care/ Beauty & Cosmetics
Supermarket
Fashion & Fashion Accessories
Bank / Services
New Extension and Reconfiguration of Area

Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

RAFFLES CITY – BASEMENT 1

As at 30 Sept 2007

Raffles City Phase 1 AEI
Basement 1 - Tenants Committed


CMO
Streets
NTUC
J Co
Donuts
and
Coffee
M1

Committed Tenants

BreadTalk Silver
City Chain
Epi'd'or
Eu Yan Sang
FotoHub
GNC
InQBox
Japanese Marche
Jason's Market Place
Katrina Holdings
M1
Secret Garden
Streets
The Cocoa Trees
Unity NTUC Healthcare
Watsons

Raffles City Phase 1 AEI
Level 1 – 98% Committed



International Brands (Fashion & Fashion Related)
Watches, Jewellery, Shoes & Accessories
Department Store
Food & Beverages
Food & Beverages (Hotel)
Art Gallery
Reconfiguration of Area
Island Podium with 3 storey high water feature
RAFFLES CITY – LEVEL 1
As at 30 Sept 2007

Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

Raffles City Phase 1 AEI
Level 1 – International Tenants Committed


Monotti
Love & Co
Hue
Starbucks Coffee

International Tenants Committed at Reconfigured Area


Kate Spade
Francesco Biasia / Stage
Agnes b
Aigner
Bally

Top Line Brands Committed at Island Podium

Raffles City Phase 1 AEI
Proposed 3-Storey Island Podium Block

3-storey high water feature integrated into the design of the island podium will serve as an iconic focal point of Raffles City











Raffles City Phase 1 AEI
Level 2 - 100% Committed



Reconfiguration of Area
Topshop/Topman Flagship at Island Podium
High Street Fashion & Asian Designer Labels (Fashion & Fashion Related)
Watches, Jewellery, Shoes & Accessories
Beauty, Spa & Wellness
Department Store
Food & Beverages
Food & Beverages (Hotel)
Bank / Services
Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

RAFFLES CITY –LEVEL 2

As at 30 Sept 2007

Raffles City Phase 1 AEI
99% Committed

Achieved incremental revenue of S$10.0[1] million per annum after completion of Phase 1 AEI Works

Level	Net Lettable Area (sq ft) Before AEI	After AEI[2]	Variance	Increase in Gross Revenue S$'mil pa	Leasing Status : % of Space with Offers Received[3]
Basement 1	**89,568**	**115,764**	**+ 26,196**	**+ $4.49 mil**	**98%**
Level 1	**79,955**	**85,829**	**+ 5,874**	**+ $3.01 mil**	**98%**
Level 2	**88,873**	**97,110**	**+ 8,237**	**+ $2.50 mil**	**100%**
Level 3	**93,692**	**93,692**	**-**	**-**	**-**
Total	352,088	392,395	+ 40,307	+ $10.0 mil [1]	99%
Average Rental (psf pm)	S$14.55	S$15.17	+ S$0.62		

CapitaCommercial Trust

Notes:
1. After adjusted for potential loss of car park income of S$200k per annum
2. Estimated as at 30 September 2007
3. Based on offers received for the AEI units as at 30 September 2007

CapitaMall Trust

Raffles City
Value Creation of Phase 1 AEI

Capital Expenditure	Start Date	Completion Date
S$62.4 million	2nd Quarter 2007	4th Quarter 2007

Gross Revenue (net of rental loss from car park income)	**S$10.0 million**
Net Property Income	**S$7.5 million**
Capital Expenditure	**S$62.4 million**
Return on Investment	**12.0%**
Capital Value of AEI (assumed at 5.5% capitalisation rate)	**S$136 million**
Increased in Value (net of investment cost)	**S$73.7 million**

The End

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Oct-2007 19:23:05
Announcement No.	00141

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "(A) 2007 third quarter unaudited financial statement and distribution announcement; and (B) CRCT's third quarter 2007 distribution exceeds forecast by 9.0%"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited ("CRCTML"), the manager of CapitaRetail China Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CRCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0K** (2048K size limit recommended)

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CapitaRetail China Trust

CAPITARETAIL CHINA TRUST
2007 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Summary of CRCT Results

	1 Jul to 30 Sep 2007			1 Jan to 30 Sep 2007			YTD 2007[1]
	Actual S$'000	**Forecast[2] S$'000**	**Change %**	**Actual S$'000**	**Forecast[2] S$'000**	**Change %**	**Actual S$'000**
Gross Revenue	19,013	19,961	(4.7)	53,935	57,426	(6.1)	60,275
Net Property Income	11,740	12,924	(9.2)	34,866	37,305	(6.5)	37,287
Available for distribution[3]	8,156	7,484	9.0	23,405	21,397	9.4	23,702
Distribution Per Unit ("DPU") (cents)							
For the period	1.71	1.57	9.0	4.92	4.50	9.4	4.98
Annualised	6.80	6.24	9.0	6.58	6.01	9.4	N.M.

Footnotes:
1. *YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 September 2007.*
2. *The forecast is based on the forecast shown in CRCT Prospectus dated 29 November 2006 (the "Prospectus").*
3. *After the first distribution payment which was paid on 24 September 2007 and as disclosed in the Prospectus, subsequent distribution will be paid on a semi-annual basis for the six month periods ending 30 June and 31 December of each year within 90 days after each of the said dates.*

N.M. – not meaningful

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Prospectus, please refer to paragraph 9 of this announcement.

INTRODUCTION

CapitaRetail China Trust ("CRCT") was established as a private trust on 23 October 2006 under a trust deed entered into between CapitaRetail China Trust Management Limited (as manager of CRCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CRCT) (the "Trustee"), and listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") on 8 December 2006.

CRCT is a Singapore-based real estate investment trust ("REIT") established with the investment objective of investing on a long term basis in real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

As at 30 September 2007, CRCT owns and invests in a portfolio of seven retail mall properties (the "Properties") located in five key cities of China. The Properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and 51% interest in Xinwu Mall in Wuhu.

COMPARATIVE STATEMENTS

There are no comparative statements for the corresponding period of the immediately preceding financial year or as at the end of the immediately preceding financial year. As disclosed in the Prospectus, no pro forma consolidated statements of total return, consolidated statement of cash flows and consolidated balance sheet to show the pro forma historical financial performance of CRCT and its subsidiaries (the "Pro Forma Group") have been prepared as:-

1. Wangjing Mall and Xinwu Mall are newly developed and have very limited operating track records. Wangjing Mall was only recently completed while Xinwu Mall only commenced operations in December 2005. As such, the period of operations is too short for the Manager to practicably construct meaningful historical pro forma financial information;

2. Jiulong Mall and Jinyu Mall were acquired from independent third parties and indirectly held by CapitaLand Limited ("the Sponsor") for only a few months prior to the date of this Prospectus. The Sponsor indirectly acquired Anzhen Mall in July 2005 and took a master lease over Qibao Mall in May 2005. Accordingly, the historical financial information relating to these four properties are unavailable from the vendors or lessor (in case of Qibao Mall) and the Sponsor's ownership period or possession period (in the case of Qibao Mall) of these properties is too short for the Manager to construct meaningful historical pro forma financial information;

3. Zhengzhou Mall, Jinyu Mall and Anzhen Mall were wholly-occupied by the vendors for their retail operations prior to their disposal to the Sponsor. Accordingly, even if the historical financial information relating to these properties were made available, the Manager would not be able to identify the property-related expenses of the vendors from the expenses incurred by the vendors in connection with their overall business operations. There would also not be any historical rental income for these properties as they were wholly-occupied by the vendors. Accordingly, the relevant information to prepare the historical pro forma financial information is unavailable to the Manager;

4. Anzhen Mall, Zhengzhou Mall and Jinyu Mall and the majority of the gross rentable area of Jiulong Mall have been under master lease agreements since the Sponsor acquired them from the vendors. The Sponsor has also implemented major asset enhancement initiatives at Qibao Mall (since the Sponsor took possession of the mall in May 2005) to reposition the mall as a "one-stop" retail destination. Accordingly, any attempt to construct historical pro forma financial information based on the historical financial statements of these five properties (in the unlikely event that they are made available to the Manager) may be misleading to investors and not meaningful for comparison purposes as there is an implicit assumption that the Pro Forma Group would achieve the same performance as those presented in the historical pro forma financial information; and

5. Should historical pro forma financial information be prepared based on the terms of the master lease agreements for Anzhen Mall, Zhengzhou Mall, Jinyu Mall and Jiulong Mall, such information will be in the nature of a forecast and will not reflect the historical financial results and position of the Pro Forma Group with respect to these properties. As such, the Manager believes that such historical pro forma financial information may be of little value to investors in deciding whether to acquire the Units and a forecast and projection based on, amongst other things, the terms of the master lease arrangements would be more meaningful to investors.

Accordingly, we have not presented a comparative statement for the announcement as there is no pro forma historical financial information for the corresponding period.

1(a)(i) Statement of Total Return (For the Group)

	Group	
	3Q 2007 S$'000	YTD 2007 [1] S$'000
Gross rental income	18,705	58,622
Other income	308	1,653
Gross revenue	**19,013**	**60,275**
Land rental	(1,090)	(3,812)
Property related tax	(999)	(3,156)
Business tax	(931)	(2,960)
Property management fees	(705)	(2,220)
Other property operating expenses	(3,548)	(10,840)
Total property operating expenses	**(7,273)**	**(22,988)**
Net property income	**11,740**	**37,287**
Manager's management fees	(1,021)	(3,374)
Trustee's fees	(45)	(164)
Other trust operating expenses	(267)	(1,386)
Interest income	421	2,196
Foreign exchange loss – realised	(29)	(868)
Finance costs	(1,794)	(6,142)
Net income before change in fair value of derivative financial instruments, investment properties and unrealised foreign exchange loss	**9,005**	**27,549**
Change in fair value of derivative financial instruments	(1,960)	(2,565)
Change in fair value of investment properties	27,426	48,262
Foreign exchange loss – unrealised	(37)	(212)
Net income before taxation	**34,434**	**73,034**
Taxation	(16,656)	(22,938)
Total return for the period after taxation	**17,778**	**50,096**
Minority interest	(5)	305
Total return for the period attributable to Unitholders before distribution	**17,773**	**50,401**

Footnotes:
1. *YTD 2007 includes Private Trust Period and Public Trust Period from Listing Date to 30 September 2007.*
2. *Included as part of the other property operating expenses are the following:*

	Group	
	3Q 2007 S$'000	YTD 2007 S$'000
Assets written off	-	(16)
Depreciation and amortisation	(90)	(313)
Debts written off	(261)	(487)

1(a)(ii) <u>Distribution Statement (For the Group)</u>

	Group	
	3Q 2007 S$'000	YTD 2007 S$'000
Total return for the period attributable to Unitholders before distribution	**17,773**	**50,401**
Distribution adjustments (Note A)	(9,617)	(26,699)
Income available for distribution to Unitholders	**8,156**	**23,702**
Comprises :		
- from operations	4,506	14,507
- from Unitholders' contribution	3,650	9,195
	8,156	**23,702**
Note A		
Distribution adjustments		
- Asset management fees (performance component payable in units)	467	1,492
- Change in fair value of derivative financial instruments	1,960	2,565
- Change in fair value of investment properties	(27,426)	(48,262)
- Deferred taxation	15,189	17,658
- Transfer to general reserve	66	(474)
- Unrealised foreign exchange loss	37	212
- Other adjustments	90	110
Net effect of distribution adjustments	**(9,617)**	**(26,699)**

1(b)(i) **Balance Sheet**

	Group	Trust
	30 Sep 2007 S$'000	30 Sep 2007 S$'000
Non-current assets		
Investment properties [1]	734,629	-
Plant and equipment	1,636	-
Interests in subsidiaries	-	246,284
Total non-current assets	**736,265**	**246,284**
Current assets		
Trade and other receivables	17,727	356,062
Cash and cash equivalents	74,152	21,566
Total current assets	**91,879**	**377,628**
Total assets	**828,144**	**623,912**
Non-current liabilities		
Interest-bearing borrowings [2]	(230,653)	(160,006)
Deferred tax liabilities	(16,633)	-
Derivative financial instruments	(7,995)	(7,995)
Non-current portion of security deposits	(5,725)	-
Total non-current liabilities	**(261,006)**	**(168,001)**
Current liabilities		
Trade and other payables [3]	(41,058)	(1,748)
Interest-bearing borrowings [2]	(19,100)	(19,100)
Provision for taxation	(1,211)	-
Total current liabilities	**(61,369)**	**(20,848)**
Total liabilities	**(322,375)**	**(188,849)**
Minority interest	**13,846**	**-**
Net assets attributable to Unitholders	**491,923**	**435,063**

Footnotes:

1. *Based on valuations performed by CB Richard Ellis as at 30 September 2007.*

2. *Interest-bearing liabilities comprise a US$105.0 million unsecured two-year term loan facility ("Trust Term Loan Facility") taken at the Trust level to partly finance the acquisition of the Properties and for which the balance will be utilised as working capital, a S$19.1 million unsecured short-term loan facility mainly to finance capital distribution and a RMB350.0 million secured five-year term loan facility secured by a mortgage over Anzhen Mall.*

3. *Trade and other payables mainly pertain to amount in relation to acquisition of Wangjing and Jiulong Mall and accrual of asset enhancement works in Qibao Mall.*

1(b)(ii) **Aggregate Amount of Borrowings and Debt Securities**

	Group	Trust
	30 Sep 07 **S$'000**	**30 Sep 2007** **S$'000**
Unsecured borrowing		
- Amount repayable within one year	19,100	19,100
- Amount repayable after one year	160,157	160,157
Secured borrowing		
- Amount repayable after one year	70,647	-
Less: Transaction costs in relation to the Trust Term Loan Facility	(151)	(151)
	249,753	**179,106**

Details of any collateral

As security for the borrowings, CRCT has granted in favour of the lender the following:

(i) a legal mortgage over Anzhen Mall;

(ii) not to, without the prior written consent of the lender, create or have outstanding any mortgage, pledge, lien, hypothecation, assignment or any other encumbrance whatsoever on or over the Group's interest in any of the Properties, except for the Property secured under (i) above;

(iii) in the event of a sale of any of the Properties, to repay an amount equal to the proportion of the market value of the property sold to the total market value of the Properties as determined by the lender based on the latest annual valuation reports of the Properties; and

(iv) not to provide any guarantee for any other entities except for secured borrowings for new Properties acquired with existing mortgages.

1(c) **Consolidated Cash Flow Statements**

	Group	
	3Q 2007 S$'000	YTD 2007 [1] S$'000
Operating activities		
Net income after taxation	17,778	50,096
Adjustments for:		
Interest income	(421)	(2,196)
Finance costs	1,794	6,142
Depreciation and amortisation	90	313
Taxation	16,656	22,938
Asset management fee payable in units	467	1,492
Change in fair value of derivative financial instruments	1,960	2,565
Change in fair value of investment properties	(27,426)	(48,262)
Operating income before working capital changes	**10,898**	**33,088**
Changes in working capital:		
Trade and other receivables	149	(16,550)
Trade and other payables	(980)	1,803
Cash generated from operating activities	**10,067**	**18,341**
Income tax paid	(967)	(1,880)
Cash flows from operating activities	**9,100**	**16,461**
Investing activities		
Interest received	403	2,180
Net cash outflow on purchase of investment properties	-	(127,974)
Net cash outflow on acquisition of subsidiary companies	-	(415,887)
Capital expenditure on investment properties	(397)	(12,049)
Purchase of plant and equipment	(62)	(860)
Cash flows from investing activities	**(56)**	**(554,590)**
Financing activities		
Proceeds from issuance of new units	-	466,594
Distribution to Unitholders [2]	(15,553)	(15,553)
Payment of issue and financing expenses	(65)	(12,627)
Proceeds from interest-bearing liabilities	19,100	179,456
Interest paid	(2,094)	(5,589)
Cash flows from financing activities	**1,388**	**612,281**
Increase in cash and cash equivalent	**10,432**	**74,152**
Cash and cash equivalent at beginning of period	**63,223**	**-**
Effect on exchange rate changes on cash balances	**497**	**-**
Cash and cash equivalent at end of period	**74,152**	**74,152**

Footnote:
1. *Include Private Trust Period and Public Trust Period from Listing Date to 30 September 2007.*
2. *Distribution for the period from 23 October 2006 to 30 June 2007 was paid in September 2007.*

1(d)(i) Statement of Changes in Unitholders' funds

	Group		Trust	
	3Q 2007 S$'000	YTD 2007 S$'000	3Q 2007 S$'000	YTD 2007 S$'000
Balance as at beginning of period	**484,673**	**-**	**450,971**	**-**
Operations				
Net income	17,773	50,401	261	(4,860)
Net increase in net assets resulting from operations	**17,773**	**50,401**	**261**	**(4,860)**
Movement in hedging reserve	**(1,083)**	**(17)**	**(1,083)**	**(17)**
Movement in foreign currency translation reserve	**5,646**	**1,599**	**-**	**-**
Unitholders' transactions				
Issue of new units [1]	-	466,594	-	466,594
Units to be issued as satisfaction of the portion of asset management fees payable in units	467	1,492	467	1,492
Distribution to Unitholders	(15,553)	(15,553)	(15,553)	(15,553)
Issue expenses [2]	-	(12,593)	-	(12,593)
Net (decrease)/ increase in net assets resulting from Unitholders' transactions	**(15,086)**	**439,940**	**(15,086)**	**439,940**
Balance as at end of period	**491,923**	**491,923**	**435,063**	**435,063**

Footnotes:
1. *475.6 million new units were issued to strategic investors.*
2. *Relating to expenses incurred for the Initial Public Offering exercise on 8 December 2006.*

1(d)(ii) Details of Any Change in the Issued and Issuable Units

	Trust	
	3Q 2007 Units	YTD 2007 [1] Units
Balance as at beginning of period	**475,630,513**	**-**
New units issued:		
- Issue of new units	-	475,630,513
- As payment of asset management fees	340,243	340,243
Issued units as at end of period	**475,970,756**	**475,970,756**
New units to be issued:		
- As payment of asset management fees [1]	176,553	176,553
Total issued and issuable units as at end of period	**476,147,309**	**476,147,309**

Footnotes:
1. *These were the performance component of the asset management fees for 3Q 2007 (which will be issued in 4Q 2007).*

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and method of computation applied in the financial statement for the current financial period are consistent with those described in the Prospectus.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what had changed, as well as the reasons for, and the effect of, the change**

Nil

6 **Earnings Per Unit ("EPU") and Distribution Per Unit ("DPU") for the Financial Period**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group	
	3Q 2007	YTD 2007
Weighted average number of units in issue	475,689,686	475,646,384
Earnings per unit ("EPU") [1]		
Based on weighted average number of units in issue	3.74¢	10.60¢
Based on fully diluted basis	3.74¢	10.60¢
Number of units in issue at end of period	475,970,756	475,970,756
Available distribution per unit ("DPU")		
Based on the number of units in issue at end of period	1.71¢	4.98¢

Footnote:
1. *EPU is calculated based on net income after tax.*

7 **Net Asset Value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Group	Trust
	30 Sep 2007	30 Sep 2007
NAV per unit	$1.03	$0.91
Adjusted NAV per unit (excluding the distributable income)	$1.02	$0.90

8 **Review of the performance**

Please refer to para 9 for a review of actual performance against the forecast as shown in the Prospectus.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

This para relates to the review of the Group results.

9(i) **Income Statement (Actual vs Forecast)**

		Actual 3Q 2007 S$'000	Forecast [1] 3Q 2007 S$'000	% Change
Gross rental income		18,705	19,763	(5.4)
Other income		308	198	55.6
Gross revenue	(b)	**19,013**	**19,961**	**(4.7)**
Land rental		(1,090)	(1,082)	(0.7)
Property related tax		(999)	(1,445)	(30.9)
Business tax		(931)	(1,001)	(7.0)
Property management fee		(705)	(741)	(4.9)
Other property operating expenses		(3,548)	(2,768)	28.2
Total property operating expenses	(c)	**(7,273)**	**(7,037)**	**3.4**
Net property income		**11,740**	**12,924**	**(9.2)**
Manager's management fees		(1,021)	(967)	5.6
Trustee's fees		(45)	(53)	(15.1)
Other trust operating expenses		(267)	(380)	(29.7)
Interest income	(d)	421	-	N.M.
Foreign exchange loss – realised		(29)	-	N.M.
Finance costs	(e)	(1,794)	(2,670)	(32.8)
Net income before change in fair value of derivative financial instruments and unrealised foreign exchange loss		**9,005**	**8,854**	**1.7**
Change in fair value of derivative financial instruments	(f)	(1,960)	-	N.M.
Change in fair value of investment properties		27,426	-	N.M.
Foreign exchange loss – unrealised		(37)	-	N.M.
Net income before taxation		**34,434**	**8,854**	N.M.
Taxation	(g)	(16,656)	(1,610)	N.M.
Total return for the period after taxation		**17,778**	**7,244**	N.M.
Minority interest		(5)	(203)	(97.5)
Total return for the period attributable to Unitholders before distribution		**17,773**	**7,041**	**152.4**

Footnotes:
1. *The forecast is based on the forecast shown in the Prospectus.*

N.M. – not meaningful

9(ii) **Distribution Statement (Actual vs Forecast)**

		Actual 3Q 2007 S$'000	Forecast [1] 3Q 2007 S$'000	% Change
Total return for the period attributable to Unitholders before distribution		**17,773**	**7,041**	**152.4**
Distribution adjustments (Note A)		(9,617)	443	N.M.
Income available for distribution to Unitholders	(a)	**8,156**	**7,484**	**9.0**
Comprises :				
- from operations		4,506	1,873	N.M.
- from Unitholders' contributions		3,650	5,611	N.M.
		8,156	**7,484**	**9.0**
Available distribution per unit (in cents)				
For the period		1.71	1.57	9.0
Annualised		6.80	6.24	9.0
Note A				
Distribution adjustments				
- Asset management fees (performance component payable in Units)		467	517	(9.3)
- Change in fair value of derivative financial instruments		1,960	-	N.M.
- Change in fair value of investment properties		(27,426)	-	N.M.
- Deferred taxation		15,189	-	N.M.
- Transfer to general reserve		66	(74)	N.M.
- Unrealised foreign exchange loss		37	-	N.M.
- Other adjustments		90	-	N.M.
Net effect of distribution adjustments		**(9,617)**	**443**	N.M.

N.M. – not meaningful

9(iii) **Breakdown of Gross Revenue**

	Actual 3Q 2007 RMB'000	Forecast 3Q 2007 RMB'000	% Change	Actual 3Q 2007 S$'000	Forecast 3Q 2007 S$'000	% Change
Wangjing Mall	28,884	30,522	(5.4)	5,805	6,093	(4.7)
Anzhen Mall	19,125	19,078	0.2	3,845	3,809	0.9
Zhengzhou Mall	11,930	11,875	0.5	2,399	2,371	1.2
Jiulong Mall	10,037	10,267	(2.2)	2,019	2,050	(1.5)
Jinyu Mall	6,753	5,250	28.6	1,358	1,048	29.6
Xinwu Mall	3,981	5,473	(27.3)	799	1,092	(26.9)
Qibao Mall	13,918	17,522	(20.6)	2,788	3,498	(20.3)
Gross Revenue	**94,628**	**99,987**	**(5.4)**	**19,013**	**19,961**	**(4.8)**

9(iv) Breakdown of Net Property Income

	Actual 3Q 2007 RMB'000	Forecast 3Q 2007 RMB'000	% Change	Actual 3Q 2007 S$'000	Forecast 3Q 2007 S$'000	% Change
Wangjing Mall	20,598	20,643	(0.2)	4,143	4,121	0.5
Anzhen Mall	15,834	15,775	0.4	3,184	3,149	1.1
Zhengzhou Mall	9,735	9,282	4.9	1,958	1,853	5.7
Jiulong Mall	6,966	8,489	(17.9)	1,404	1,694	(17.2)
Jinyu Mall	4,944	4,057	21.9	996	810	23.0
Xinwu Mall	579	2,119	(72.7)	115	423	(72.8)
Qibao Mall	(274)	4,378	N.M.	(60)	874	N.M.
Net Property Income	**58,382**	**64,743**	**(9.8)**	**11,740**	**12,924**	**(9.2)**

N.M. – not meaningful

9(v) Review of the Performance

(a) Overall, income for distribution to Unitholders was $8.2 million, which is $0.7 million or 9.0% higher than the forecast for the same period.

(b) Gross revenue for 3Q 2007 was $19.0 million, which is $0.9 million or 4.7% lower than the forecast for the same period. This was mainly due to lower revenue in Qibao Mall, Xinwu Mall and Wangjing Mall. At Qibao Mall, the lower revenue was due to delays in commencement of leases in the upper floors of Qibao Mall. To achieve the right mix of tenancy and rental rate, the Management is taking a longer time to sign on new leases. This will allow Qibao Mall to attain a more sustainable longer term yield and the revenue is expected to improve within six to nine months. At Xinwu Mall, the lower revenue was mainly due to downtime resulting from the asset enhancement works on level one.

At Wangjing Mall, revenue was lower mainly due to some delay in commencement of leases and downtime from a few pre-termination of leases to achieve a better trade mix at the mall. In 3Q 2007, the Management has signed up new leases and Wangjing Mall has achieved an occupancy rate of 99.4%. At Jinyu Mall, revenue was higher than the forecast for the same period mainly due to delay in commencement of assets enhancement work.

(c) Property operating expenses for the period was $7.3 million, which is $0.2 million or 3.4% higher compared with the forecast for the same period. The main reasons were higher marketing expenses in Wangjing Mall and Qibao Mall and provision for doubtful debt in Jiulong Mall. These were partially offset by write-back of property tax for Wangjing Mall as the property title was not transferred as at 30 September 2007, lower property tax assessed for Zhengzhou, Jiulong and Jinyu Malls and utilities savings at Qibao Mall.

(d) An interest income of $0.4 million was earned from surplus funds at the trust level.

(e) Finance cost was $1.8 million, which is $0.9 million or 32.8% lower compared with the forecast for the same period. This was mainly due to interest savings arising from a two-year non-deliverable cross-currency interest rate swap ("NDS") that CRCT has entered into in respect of its US$105.0 million unsecured two-year term loan facility.

(f) The application of FRS39 on the NDS resulted in fair value loss of $2.0 million in 3Q 2007. In accordance to the distribution model detailed in the prospectus, distribution income will be adjusted for any change in fair value relating to financial instruments.

(g) Taxation for the period was $16.7 million, which is $15.0 million higher than the forecast for the same period. This was mainly due to deferred tax liabilities of $15.2 million in relation to fair value in investment properties, which has no impact on the distribution of the trust. If such deferred tax liabilities were excluded, the taxation for the period would have been $1.5 million, which is lower than the forecast by 8.9%.

10 **Commentary on the competitive conditions of the industry in which the Trust and its investees operates and any known factors or events that may affect the Trust and its investees in the next reporting period and the next 12 months**

Beijing retail property sector outlook
Looking ahead in 2007 and 1H 2008 (i.e. pre-Olympics 2008), the outlook for retail property sector in Beijing remains robust. Overall fixed rentals of prime retail will remain stable with mild increases, subject to the quality of supply, catchment location, and increasingly the quality and brand of shopping centre management. It is anticipated that landlords of several prime modern shopping centres will enjoy higher rental income given buoyant retail sales that underpins their turnover rental.

Shanghai retail property sector outlook
Till the end of 2007, demand in the retail market is expected to remain robust. Luxury and fast-fashion retailers are expected to be the main segments looking for space in prime locations. Demand is also expected to come from international accessories shops. Family-oriented, food & beverages and entertainment tenants would probably choose suburban malls for their expansion.

Increases in retail supply in prime Central Business District areas are expected into 2008 as more projects are repositioned and upgraded. With Shanghai's baking summers and freezing winters, local shoppers are quickly changing their preference to the enclosed shopping environment found in large shopping malls. Plans are afoot for up to 10 new retail centres to come online within the next three years.

China retail sales outlook
According to China's National Bureau of Statistics, China's retail sales in August 2007 posted the strongest growth in more than three years bolstered by rising incomes, stock market gains and a decade-high inflation. Sales climbed 17.1% to RMB 711.7 billion (US$94.55 billion) in August 2007 after rising 16.4% in July. The pace of growth was the fastest since May 2004.

Growth in retail sales is expected to remain strong, supported by the positive wealth effects from the stock market boom, as well as the rise in minimum wage and reduced taxes. State Information Centre, a research unit of the National Development and Reform Commission estimated that annual retail sales may jump 15.8% to RMB 8.85 trillion for the entire 2007.

Outlook for 2007

The Manager is confident of achieving the projected distribution of 6.13 cents as stated in the Prospectus.

11 **Distribution**

11(a) **Current Financial Period**

Any distribution declared for the current financial period? No.

11(b) **Corresponding period of the preceding financial period**

Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Date payable : N.A.

11(d) Book closure date : N.A.

12 **If no distribution has been declared/recommended, a statement to that effect**

N.A.

13 Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaRetail China Trust (the "Manager") which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets and the result of business, statement of total return & distribution statement, consolidated cash flows statements, statement of changes in unitholders' funds, together with their accompanying notes) as at 30 September 2007, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Mr Kee Teck Koon
Director

Mr Lim Beng Chee
Chief Executive Officer / Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
23 October 2007

CapitaRetail China Trust

News Release

23 October 2007

For Immediate Release

CRCT's Third Quarter 2007 Distribution Exceeds Forecast[1] by 9.0%[2]

Achieved close to 100% occupancy rates at Wangjing Mall and Xinwu Mall

Singapore, 23 October 2007 – CapitaRetail China Trust Management Limited ("CRCTML" or the "Manager"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce a S$8.2 million income available for distribution[3] to unitholders of CRCT ("Unitholders") for Third Quarter 2007[4]. This is an increase of S$0.7 million or 9.0%[2] over the forecast[1] income available for distribution[3] of S$7.5 million for Third Quarter 2007[4].

Distribution Per Unit in CRCT ("DPU") for Third Quarter 2007[4] is 1.71 cents (6.80 cents on an annualised basis), which is 9.0%[2] higher than the forecast[1] DPU of 1.57 cents (6.24 cents on an annualised basis) for the same period.

Mr Lim Beng Chee, Chief Executive Officer of CRCTML, said, "CRCT has outperformed our forecast to deliver 1.71 cents to unitholders[3] for Third Quarter 2007[4]. Our continuous diligence in pro-actively managing our malls has been the driver for the robust growth in occupancy rates and increased shopper traffic across the portfolio. Going forward, we expect the overall net property income of the portfolio to improve significantly. CRCT's portfolio size is also set to grow from S$805.7 million[5] to S$1.20 billion[6] with the recently announced proposed yield accretive acquisition of Xizhimen Mall in Beijing. The acquisition of this prime mall is expected to raise CRCT's future DPU to above the current quarter's annualised DPU of 6.80 cents, further driving long term growth prospects for unitholders. We look forward to unitholders' support for the proposed acquisition of Xizhimen Mall at the forthcoming extraordinary general meeting."

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited

[1] Based on the forecast shown in CRCT Prospectus dated 29 November 2006 ("the Prospectus")
[2] Actual annualised Distribution Per Unit for the period from 1 July 2007 to 30 September 2007 versus the forecast annualised Distribution Per Unit for the same period
[3] After the first distribution payment which was paid on 24 September 2007 and as disclosed in the Prospectus, subsequent distribution will be paid on a semi-annual basis for the six-month periods ending 30 June and 31 December of each year within 90 days after each of the said dates
[4] For the period from 1 July 2007 to 30 September 2007
[5] Based on CRCT's existing portfolio of seven properties as at 30 September 2007
[6] After taking into account the proposed acquisition of Xizhimen Mall

Summary of CRCT Results

(1 July 2007 to 30 September 2007)

	1 Jul to 30 Sept 2007			1 Jan to 30 Sept 2007			YTD 2007[7]
	Actual S$'000	**Forecast[1] S$'000**	**Change %**	**Actual S$'000**	**Forecast[1] S$'000**	**Change %**	**Actual S$'000**
Gross Revenue	19,013	19,961	(4.7)	53,935	57,426	(6.1)	60,275
Net Property Income	11,740	12,644	(9.2)	34,866	37,305	(6.5)	37,287
Income Available for Distribution[3]	8,156	7,484	9.0	23,405	21,397	9.4	23,702
Distribution Per Unit							
For the period	1.71¢	1.57¢	9.0	4.92¢	4.50¢	9.4	4.98¢
Annualised	**6.80¢**	**6.24¢**	**9.0**	**6.58¢**	**6.01¢**	**9.4**	**N.M.**
Distribution Yield							
- S$1.13 per unit (CRCT's IPO Price)	6.02%	5.52%	9.0	5.82%	5.32%	9.4	N.M.
- S$2.80 per unit (closing as at 30 Sep 2007)	2.43%	2.23%	9.0	2.35%	2.15%	9.4	N.M.
- S$2.74 per unit (closing as at 22 Oct 2007)	2.48%	2.28%	9.0	2.40%	2.20%	9.4	N.M.

N.M. – not meaningful

<u>CRCT Portfolio Update</u>

CRCT's portfolio occupancy rate edged higher from 94.9% in Second Quarter 2007[8] to 95.9% in Third Quarter 2007[4]. Wangjing Mall and Xinwu Mall are now registering close to 100% occupancy rates, at 99.4% and 96.7% respectively, as at 30 September 2007. CRCT malls are also providing shoppers with a wider and more exciting product range with new tenants such as Babeila Café (巴贝拉), 2C Shoes, Aisibao Accessories (爱斯宝) and Xiaodouhao Books (小逗号图书) at Wangjing Mall, Haoshibao Fitness Club (豪仕堡健身会所), Boda Internet Café (博大网络), Bindwood Apparel (彬伊奴), Kaini Fashion (凯尼服饰), Kuodun Jeans (阔顿牛仔) and Wanzhuang Cosmetics (宛妆) at Xinwu Mall, as well as Simba Toys (仙宝具王国), Vision Hair Salon (视觉) and Honeymoon Dessert Shop (满记甜品) at Qibao Mall.

The average daily shopper traffic across CRCT's portfolio has also grown steadily. At Qibao Mall, average daily shopper traffic grew a whopping 144%[9] year-on-year, whilst Xinwu Mall and Wangjing Mall registered an increase of approximately 61%[9] and 24%[9] year-on-year respectively.

[7] Year-To-Date 2007 includes private trust period from 23 October 2006 to 7 December 2006 and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 September 2007
[8] For the period from 1 April 2007 to 30 June 2007
[9] Average daily shopper traffic in Third Quarter 2007 versus average daily shopper traffic in Third Quarter 2006

Increase in Portfolio Valuation

CB Richard Ellis (Pte) Ltd, an independent valuer, was commissioned to update the valuation of the CRCT portfolio[10]. As at 30 September 2007, CRCT's portfolio valuation is RMB3,648.0 million (S$734.6 million[11]), which is an increase of RMB197.0 million (S$39.4 million[11]) or 5.7% from RMB3,451.0 million (S$688.9 million[11]) as at 30 September 2006. Consequently, CRCT's adjusted net asset value per unit also increased from S$0.99 as at 30 June 2007 to S$1.02 as at 30 September 2007.

Proposed Acquisition of Xizhimen Mall, Beijing

CRCTML announced on 18 October 2007 that CRCT has entered into a conditional sale and purchase agreement to acquire Xizhimen Mall, with a Gross Rentable Area of 73, 857 square metres (sq m), from CapitaRetail China Incubator Fund. The agreed property purchase price is S$336.0 million, which translates into an estimated net property income yield of 5.7%[12] and 6.4%[13] in 2008 and 2009 respectively. The transaction would mark CRCT's first acquisition since its listing on 8 December 2006.

Located in Xizhimen in Xicheng district, Beijing, Xizhimen Mall is part of Xihuan Plaza, a contemporary, iconic development located just outside the boundary of Beijing's west second ring, bound by two major roads, Xizhimenwai Dajie and Gaoliangqiao Lu.

Xizhimen is one of only two inter-modal, multi-level public transportation hubs in Beijing (the other transport hub is at Dongzhimen). Xizhimen transportation hub is served by the existing Beijing Mass Rapid Transit ("MRT") Line 2, Light Rail Transit ("LRT") Line 13, the National Railway, and an upcoming MRT line 4. A new bus interchange will also be built at the hub, across from Xizhimen Mall. It is estimated that the average daily commuter traffic at the hub is 300,000 on weekdays and doubles to 600,000 on weekends.

Xizhimen Mall is thus well-supported by a large shopper catchment encompassing the high flow of daily commuters passing through the transportation hub, as well as middle-class residents, students, and working population in the nearby Beijing Finance Street, the city's financial district as well as universities and high-technology zones of Zhongguancun District.

Xizhimen Mall commenced operations on 15 September 2007 and was officially opened by Singapore's Deputy Prime Minister and Minister of Home Affairs, Mr Wong Kan Seng, and Vice Mayor of Beijing, Mr Chen Gang, on 13 October 2007. A significant portion of the mall's tenancies comprises prominent international and domestic retailers such as KFC, Pizza Hut, McDonald's, BreadTalk, Esprit,

[10] Comprising Wangjing Mall, Jiulong Mall, Anzhen Mall, Qibao Mall, Zhengzhou Mall, Jinyu Mall and Xinwu Mall
[11] Exchange rate: S$1 = RMB4.965
[12] Based on an average occupancy rate of 88.7%
[13] Assuming a 100% occupancy rate

Sephora, Beijing Hualian Supermarket, Sport 100, Vero Moda, Jack & Jones etc. The large diversified tenant base and excellent mall layout create a unique and vibrant shopping experience unrivalled by other malls in the vicinity.

The proposed acquisition and financing mechanism are subject to a number of conditions being met, including approval from Unitholders at an extraordinary general meeting ("EGM"), and CRCT securing sufficient financing to undertake the acquisition. The Manager is currently reviewing various financing options, including any equity fund raising ("EFR") and additional borrowings. Subject to factors such as general market, domestic and international economic conditions, the Manager intends to raise up to S$280.0 million from a proposed EFR to partly finance the acquisition. Once the details have been finalised, the financing plan would be announced and set out in a circular to Unitholders which would be issued together with a notice of the EGM.

Xizhimen Mall Property Details (as at 31 August 2007)

Name of Property	Xizhimen Mall 嘉茂购物中心 • 西直门
Address	No. 1 Xizhimenwai Dajie, Xicheng District, Beijing 北京市西城区西直门外大街 1 号
Year of completion	Year 2005, with refurbishments in Year 2006 and Year 2007
Gross Rentable Area	73,857 sq m
Number of Leases	165[(1)]
Car Park Lots	365 lots[(2)]
Title	Year 2054 (overall integrated use) Year 2044 (retail use)
Appraised Value (as at 30 September 2007)	S$338.4 million (RMB 1,692.0 million[(3)]) by Colliers International (HK) Ltd S$340.0 million (RMB 1,700.0 million[(3)]) by Knight Frank Petty Limited
Key Tenants	KFC, Pizza Hut, McDonald's, BreadTalk, Esprit, Sephora, Beijing Hualian Supermarket, Sport 100, Vero Moda, Jack & Jones
Committed Occupancy Rate	82.1%[(4)]

Notes:

1. Based on committed leases. There were 190 brands in the mall as at 11 October 2007
2. Represents the number of car parks available for use by shoppers. These are a part of Xihuan Plaza and not part of the proposed acquisition
3. Exchange rate: S$1 = RMB5.000
4. Committed occupancy rate has risen to 87.1% as at 11 October 2007

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on the Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

The current portfolio of seven retail mall properties, valued at approximately S$734.6 million, is located in key cities of China. The properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and Xinwu Mall in Wuhu. The properties are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaRetail China Trust ("CRCT") is not indicative of the future performance of CRCT. Similarly, the past performance of the CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions.

Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaRetail China Trust Management Limited

(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP : (65) 9798 7225
Email: shirlene.sim@capitaland.com.sg

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP : (65) 9862 2435
Email: tong.ka-pin@capitaland.com.sg

CapitaRetail China Trust

CAPITARETAIL CHINA TRUST (CRCT)

Financial Results For Third Quarter 2007



23 October 2007

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CRCT IPO Prospectus dated 29 November 2006. This shall be read in conjunction with paragraph 9 of CRCT 2007 Third Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Contents

CapitaRetail China Trust

Financial Highlights



CapitaRetail
China Trust

Summary of Results : 3Q 2007 (1 Jul – 30 Sep 2007)

3Q 2007: Income available for distribution exceeds forecast[1] by 9.0%

	1 Jul – 30 Sep 07			1 Jan – 30 Sep 07			YTD 2007[2]
	Actual	Forecast[1]	Change %	Actual	Forecast[1]	Change %	Actual
Gross Revenue (S$'000)	**19,013**	**19,961**	**(4.7)**	**53,935**	**57,426**	**(6.1)**	**60,275**
Net Property Income (S$'000)	**11,740**	**12,924**	**(9.2)**	**34,866**	**37,305**	**(6.5)**	**37,287**
Income Available for Distribution[3]	**8,156**	**7,484**	**9.0**	**23,405**	**21,397**	**9.4**	**23,702**
Distribution Per Unit							
For the period	**1.71¢**	**1.57¢**	**9.0**	**4.92¢**	**4.50¢**	**9.4**	**4.98¢[2]**
Annualised	**6.80¢**	**6.24¢**	**9.0**	**6.58¢**	**6.01¢**	**9.4**	**N.M.[4]**
Distribution Yield							
- S$1.13 per unit (IPO price)	**6.02%**	**5.52%**	**9.0**	**5.82%**	**5.32%**	**9.4**	**N.M.[4]**
- S$2.80 per unit (closing as at 30 Sep 2007)	**2.43%**	**2.23%**	**9.0**	**2.35%**	**2.15%**	**9.4**	**N.M.[4]**
- S$2.74 per unit (closing as at 22 Oct 2007)	**2.48%**	**2.28%**	**9.0**	**2.40%**	**2.20%**	**9.4**	**N.M.[4]**

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 September 2007.
3. After the first distribution payment which was paid on 24 September 2007 and as disclosed in the Prospectus, subsequent distribution will be paid on a semi-annual basis for the six month periods ending 30 June and 31 December of each year within 90 days after each of the said dates.
4. N.M.- not meaningful

CapitaRetail China Trust

CRCT Performance since IPO (8 Dec 2006) to 30 Sep 2007

- **147.8% Unit Price Appreciation**
- **Outperformed STI & Property Stocks**



% change in unit price/index value
195
145
95
45
-5
CRCT
SESPROP
STI
IPO to 30 Sep 07
CRCT + 147.8%
STI + 27.7%
SESPROP + 37.5%
IPO
19-Dec
3-Jan
15-Jan
25-Jan
6-Feb
16-Feb
2-Mar
14-Mar
26-Mar
5-Apr
18-Apr
30-Apr
11-May
23-May
5-Jun
15-Jun
27-Jun
9-Jul
19-Jul
31-Jul
13-Aug
23-Aug
4-Sep
14-Sep
26-Sep

STI – Straits Times Index, SESPROP – Singapore Property Equities Index
Source : Bloomberg, CRCTML

CapitaRetail China Trust

Financial Results for 3Q 2007



CapitaRetail
China Trust

Distribution Statement : 3Q 2007 (1 Jul – 30 Sep 07)

	Actual S$'000	Forecast[1] S$'000	Variance (%)	YTD 2007[2] S$'000
Gross Revenue	19,013	19,961	(4.7)	60,275
Less property operating expenses	(7,273)	(7,037)	(3.4)	(22,988)
Net property income	11,740	12,924	(9.2)	37,287
Non-operating income/(expense)	(29)	-	N.M.[4]	(868)
Other trust expenses	(1,333)	(1,400)	4.8	(4,924)
Net Interest expenses	(1,373)	(2,670)	48.6	(3,946)
Net income before change in fair value of fin. derivative & inv. ptys & unrealised FX gain	9,005	8,854	1.7	27,549
Change in fair value of fin. derivative & inv. ptys	25,466	-	N.M.[4]	45,697
Foreign exchange loss - unrealised	(37)	-	N.M.[4]	(212)
Net income before taxation	34,434	8,854	N.M.[4]	73,034
Taxation	(16,656)	(1,610)	N.M.[4]	(22,938)
Minority Interest	(5)	(203)	97.5	305
Distribution Adjustment	(9,617)	443	N.M.[4]	(26,699)
Income available for distribution[3]	8,156	7,484	9.0	23,702
Available Distribution Per Unit (for the period)	1.71¢	1.57¢	9.0	4.98¢
Annualised Distribution Per Unit	6.80¢	6.24¢	9.0	N.M[4]

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 September 2007.
3. After the first distribution payment which was paid on 24 September 2007 and as disclosed in the Prospectus, subsequent distribution will be paid on a semi-annual basis for the six month periods ending 30 June and 31 December of each year within 90 days after each of the said dates.
4. N.M.- not meaningful

CapitaRetail China Trust

Income Available for Distribution : 3Q 2007

Income available for distribution exceeds forecast[1] by 9.0%

	2Q 2007 (S$)		Fav / (Unfav)
	Actual	Forecast	S$'000
Net Property Income	11,740	12,924	(1,184)
Income Available for Distribution	8,156	7,484	672

Income Available for Distribution in 3Q 2007 is favourable at $672,000 mainly due to:-

	S$'000
Net interest saving	**1,298**
Higher MI share of loss	**199**
Lower taxation	**143**
Lower NPI	**(1,184)**

1. The forecast is based on the forecast shown in CRCT Prospectus dated 29 November 2006.

CapitaRetail China Trust

Property Gross Revenue (in S$) : 3Q 2007



4.8%
CRCT Portfolio
19,013
19,961
Wangjing Mall
5,805
6,093
Delay in commencement of leases and downtime from a few pre-terminations to achieve a better trade mix at the mall
Anzhen Mall
3,845
3,809
Zhengzhou Mall
2,399
2,371
Jiulong Mall
2,019
2,050
Jinyu Mall
1,358
1,048
Xinwu Mall
799
1,092
Downtime resulting from reconfiguration works on Level 1
Qibao Mall
2,788
3,498
Longer than expected time to sign on new leases so as to achieve the right mix of tenancy and rental rates for units on the upper floors
0
2000
4000
6000
8000
10000
12000
14000
16000
18000
20000
S$'000
Actual
Forecast

Property Operating Expenses (in S$): 3Q 2007



CRCT Portfolio
7,273
7,037
3.4%
Wangjing Mall
1,662
1,972
Anzhen Mall
661
660
Zhengzhou Mall
441
518
Jiulong Mall
615
356
Provision for doubtful debt
Jinyu Mall
362
238
Delay in commencement of AEI works; partially offset by a lower assessed property tax
Xinwu Mall
684
669
Qibao Mall
2,848
2,624
Higher marketing and promotion expenses; partially offset by utilities savings
0
1000
2000
3000
4000
5000
6000
7000
8000
S$'000
Actual
Forecast

CapitaRetail China Trust

Net Property Income (in S$) : 3Q 2007



CRCT Portfolio
Wangjing Mall
Anzhen Mall
Zhengzhou Mall
Jiulong Mall
Jinyu Mall
Xinwu Mall
Qibao Mall
11,740
12,924
9.2%
4,143
4,121
3,184
3,149
1,958
1,853
1,404
1,694
996
810
115
423
-60
874
-500
1000
2500
4000
5500
7000
8500
10000
11500
13000
S$'000
Actual
Forecast

CapitaRetail China Trust

Property Gross Revenue (in RMB) : 3Q 2007



CRCT Portfolio
94,628
99,987
5.4%
Wangjing Mall
28,884
30,522
Delay in commencement of leases and downtime from a few pre-terminations to achieve a better trade mix at the mall
Anzhen Mall
19,125
19,078
Zhengzhou Mall
11,930
11,875
Jiulong Mall
10,037
10,267
Jinyu Mall
6,753
5,250
Xinwu Mall
3,981
5,473
Downtime resulting from reconfiguration works on Level 1
Qibao Mall
13,918
17,522
Longer than expected time to sign on new leases so as to achieve the right mix of tenancy and rental rates for units on the upper floors
0
20000
40000
60000
80000
100000
RMB'000
Actual
Forecast

CapitaRetail China Trust

Net Property Income (in RMB) : 3Q 2007



CRCT Portfolio
Wangjing Mall
Anzhen Mall
Zhengzhou Mall
Jiulong Mall
Jinyu Mall
Xinwu Mall
Qibao Mall
58,382
64,743
20,598
20,643
15,834
15,775
9,735
9,282
6,966
8,489
4,944
4,057
579
2,119
-274
4,378
9.8%
-2000
8000
18000
28000
38000
48000
58000
68000
RMB'000
Actual
Forecast

CapitaRetail China Trust

Debt Capital Information (as at 30 Sep 2007)

Debt Maturity Profile


S$ million
□ Trust - Unsecured (Variable Rate)
■ Trust - Unsecured (Fixed Rate)
□ Anzhen - Secured (Variable Rate)
249.7
Var Rate 35.9%
Fixed Rate 64.1%
160.0
70.6
19.1
300
250
200
150
100
50
0
Total Borrowings
2007
2008
2011

Key Statistics of CRCT

Gearing Ratio	31.0%
Interest Cover	5.5 times
Average Cost of Debt	3.0%

Net Interest Savings for 3Q 2007

	S$'000
Actual interest expense	1,794
Forecast interest expense	2,670
Interest expense saving [1]	876
Add:	
Unbudgeted interest income [2]	421
Net interest savings	1,297

1. This was mainly due to interest savings arising from the two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million unsecured two-year term loan facility.
2. An interest income of $0.4 million was earned from surplus fund at trust level.

Balance Sheet

As at 30 Sep 2007	S$'000
Non Current Assets	736,265
Current Assets	91,879
Total Assets	828,144
Current Liabilities	61,369
Non Current Liabilities	261,006
Less Total Liabilities	322,375
Minority interest	13,846
Net assets attributable to Unitholders	491,923
Units In Issue ('000 units)[1]	476,147

Net Asset Value per unit (as at 30 Sep 2007)	S$1.03
Adjusted Net Asset Value per unit (net of distribution)	S$1.02

1. Include units which will be issued to the Manager as payment for the performance component of the asset management fees for YTD 2007 (which will be issued in 4Q 2007)

CapitaRetail China Trust

Portfolio Update



CapitaRetail
China Trust

Occupancy rates

Occupancy Rates at Wangjing Mall and Xinwu Mall have achieved close to 100%

	As at 31 August 06[1,2]	As at 15 July 07[1,4]	As at 30 Sep 07[1]
Wangjing Mall	89.9%	98.3%	99.4%
Jiulong Mall	100%	100%	100%
Anzhen Mall	100%	100%	100%
Qibao Mall	65.8%	78.8%	79.4%
Zhengzhou Mall	100%	100%	100%
Jinyu Mall	100%	100%	100%
Xinwu Mall	66.7%	84.8%	96.7%
CRCT Portfolio[3]	89.9%	94.9%	95.9%

1. Based on committed leases.
2. As disclosed in CRCT prospectus dated 29 November 2006.
3. Based on CRCT's 51% ownership interest of Xinwu Mall.
4. As disclosed in CRCT 2Q2007 results dated 25 July 2007.

CapitaRetail China Trust

Summary of New Leases

As at 30 Sep 2007

Property[1]	No. of new leases[2]	Net incremental monthly rental vs forecast (RMB '000)	Variance over forecast (%)
Wangjing Mall	52[3]	208.9	13.6
Qibao Mall	48	61.3	4.9
Xinwu Mall	46[4]	-45.7	- 21.5
CRCT Portfolio	146	224.5[5]	7.5[5]

A total of 146 new leases[3,4], including 42 new leases at newly created lettable area, were committed since Listing Date.

At Xinwu Mall, most of the 46 new tenants are established and popular retailers in the city, but are new to retail mall formats. We have structured their leases to contain provisions for rent to be payable at a lower applicable base rent or a percentage of gross sales turnover, whichever is the higher. This has helped to secure the tenants and would allow us to capture the upside in rental when they perform well. As 78.3%[6] of them have either not or just commenced operations as at 30 Sep 07, the rental income upside has not been captured.

1. Anzhen Mall, Zhengzhou Mall and Jinyu Mall are under long-term master lease arrangements, while there were no new leases for Jiulong Mall.
2. Based on the period from listing on 8 December 2006 to 30 September 2007
3. Excluding 1 new lease in Wangjing Mall which rent is payable on the base rent plus a percentage of tenants' gross sales turnover
4. Excluding 27 new leases in Xinwu Mall which rents are payable on the base rent plus a percentage of turnover or purely on a percentage of turnover
5. Based on CRCT's 51% ownership interest in Xinwu Mall
6. Based on Gross Rentable Area

Portfolio Lease Expiry Profile (By Year)

Long-term master leases & anchor tenants contribute towards stable & sustainable revenue streams

As at 30 Sep 2007	No. of Leases	Gross Rental Income[1] RMB'000	Gross Rental Income[1] % of total[2]
2007	20	115	0.4%
2008	146	2,248	7.2%
2009	131	7,497	24.0%
2010	49	1,964	6.3%
Beyond 2010	45	19,428	62.1%

CRCT Portfolio	Weighted average lease term to expiry
By Gross Rent[1]	10.6 years
By Gross Rentable Area ("GRA")[1]	13.0 years

1. Based on CRCT's 51% ownership interest of Xinwu Mall.
2. Percentage of total gross rental income based on committed leases as at 30 Sep 2007

Portfolio Lease Expiry Profile for 2007 (By Property)

As at 30 Sep 2007	No. of Leases	Gross Rental Income[1] RMB'000	% of total[2]
Wangjing Mall	10	64	0.6%
Jiulong Mall	0	0	0%
Anzhen Mall	0	0	0%
Qibao Mall	3	14	0.3%
Zhengzhou Mall	0	0	0%
Jinyu Mall	0	0	0%
Xinwu Mall	7	37	4.9%

1. Based on CRCT's 51% ownership interest of Xinwu Mall.
2. As percentage of total gross rental income for the month of Sep 2007.

CapitaRetail China Trust

Shopper Traffic

Shopper traffic registered robust growth across the malls

	Average daily traffic count in 3Q 2006[2]	Average daily traffic count in 2Q 2007[2]	Average daily traffic count in 3Q 2007[3]	% increase (y-o-y)	% increase (q-o-q)
Wangjing Mall (opened in mid-Jul 06)	17,026	20,061	21,028	23.5% ↑	4.8% ↑
Qibao Mall (re-launched after the completion of the 1st phase of AEI in Aug 06)	10,039	20,371	24,525	144.3% ↑	20.4% ↑
Xinwu Mall (opened in end Dec 05)	18,462	26,115	30,008	62.5% ↑	14.9% ↑

1. Traffic count data is not available for Anzhen Mall, Jiulong Mall, Zhengzhou Mall and Jinyu Mall
2. For the period between 1 April 2007 to 30 June 2007
3. For the period between 1 July 2007 to 30 September 2007

CapitaRetail China Trust

New tenants at Wangjing Mall in 3Q 2007


2C
sino

2C Shoes on Level 3

Yalifashi Confectionary (亚丽法式) on Basement 1

Babeila Cafe (巴贝拉) on Level 3

Aisibao Accessories (爱斯宝) on Level 1

Xiaodouhao Books (小豆号图书) on Level 4

Sino Boutique on Level 3

New tenants at Qibao Mall in 3Q 2007


Honeymoon Dessert (满记甜品) on Level 1
Simba Toys (仙宝) on Level 3
Vision Hair Salon (视觉) on Level 3

CapitaRetail China Trust

New tenants at Xinwu Mall in 3Q 2007



Kaini Fashion (凯尼服饰) on Level 1

Bindwood (彬伊奴) on Level 1

Wanzhuang Cosmetics (宛妆) on Level 2

Kuodun Jeans (阔顿牛仔) on Level 1

Haoshibao Fitness (豪仕堡) on Level 2

Cool Cartoon (酷漫迷) on Level 2

CapitaRetail China Trust

Proposed Acquisition of Xizhimen Mall



CapitaRetail
China Trust

Proposed Acquisition of Xizhimen Mall

- **On 18 October 2007, CRCTML announced the proposed acquisition of Xizhimen Mall at an agreed property price of S$336.0 million**
- **This transaction would grow CRCT's portfolio asset size from S$805.7 million[1] to S$1.20 billion[2]**
- **Based on the agreed price of S$336.0 million, the expected**
  - ***NPI yield is 5.7% in 2008 (based on occupancy rate of 88.7%[3])***
  - ***NPI yield is 6.4% in 2009 (assuming 100% committed occupancy rate)***
- **Proposed acquisition also comprises the purchase of a planned extension of Basement 1 which directly connects to the adjacent MRT and railway stations at a favourable price - this would provide additional growth to CRCT unitholders**
- **Completion of acquisition is subject to approval from unitholders at an extraordinary general meeting and CRCT securing sufficient financing to undertake the acquisition**

1. Based on CRCT's portfolio of seven properties as at 30 September 2007
2. After taking into account the proposed acquisition of Xizhimen Mall
3. Committed occupancy rate at Xizhimen Mall registered 87.1% as at 11 October 2007

CapitaRetail China Trust

Xizhimen Mall

- Xizhimen Mall is part of Xihuan Plaza, an iconic integrated mixed used development which includes three office towers and a commercial block
- The mall is positioned as a one-stop shopping, dining and entertainment destination comprising seven storeys of multi-tenanted retail outlets, with a basement level and six storeys above ground level





Proposed Acquisition Would Strengthen CRCT's Retail Foothold in Beijing



北京城區圖
BEIJING URBAN MAP
Olympic Park
Wangjing Mall
Summer Palace
Anzhen Mall
Beijing Zoo
XIZHIMEN MALL
Tian'anmen Square
Jiulong Mall

Well-positioned to capture:

- the tremendous daily flow of commuters (average 300,000 on weekdays; 600,000 on weekends) travelling through Xizhimen transportation hub
- middle-class residents, students, and working population in the nearby Beijing Finance Street and Zhongguancun District
- Beijing's strong retail growth opportunity which has averaged 12% annually in the last decade

CapitaRetail China Trust

Summary of Property Details

Name of Property	Xizhimen Mall 嘉茂购物中心 • 西直门
Address	No. 1 Xizhimenwai Dajie, Xicheng District, Beijing 北京市西城区西直门外大街1号
Year of completion	Yr 2005, with refurbishments in Yr 2006 and Yr 2007
Gross Rentable Area	73,857 sq m
Number of Leases	165[1]
Car Park Lots	365 lots[2]
Title	Yr 2054 (overall integrated use) Yr 2044 (retail use)
Appraised Value (as at 30 September 2007)	S$338.4 million (RMB 1,692.0 million) by Colliers International (Hong Kong) Limited S$340.0 million (RMB 1,700.0 million) by Knight Frank Petty Limited
Key Tenants	KFC, Pizza Hut, McDonald's, BreadTalk, Esprit, Sephora, Beijing Hualian Supermarket, Sport 100, Vero Moda, Jack & Jones
Committed Occupancy Rate	82.1%[3]


KFC





Notes:
1. Based on committed leases. There were 190 brands in the mall as at 11 October 2007
2. Represents the number of car parks available for use by shoppers. These are a part of Xihuan Plaza and not part of the proposed acquisition
3. Committed occupancy rate has risen to 87.1% as at 11 October 2007

For enquiries contact:
Ms Shirlene Sim
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265543
Email: shirlene.sim@capitaland.com.sg
Website: www.capitaretailchina.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Oct-2007 19:38:43
Announcement No.	00147

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Asset valuation"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.AssetValuation.pdf Total size = **80K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaRetail China Trust Management Limited (the "**Manager**"), as manager of CapitaRetail China Trust ("**CRCT**"), wishes to announce that the Manager has obtained new independent valuations, as of 30 September 2007, for all properties owned by CRCT.

The valuation for all properties was conducted by CB Richard Ellis (Pte) Ltd and are as follows:

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CRCT

Description of Property	**Valuation (RMB' million)**
Wangjing Mall No. 33 Guangshun North Street, Blk 213, Chaoyang District, Beijing	1,193.0
Jiulong Mall No 31 Guangqu Road, Chaoyang District, Beijing	432.0
Anzhen Mall Section 5 of Anzhen Xi Li, Chaoyang District, Beijing	791.0
Qibao Mall No. 3655 Qi Xin Road, Min Hang District, Shanghai	320.0
Zhengzhou Mall No. 3 Minzhu Road, Er Qi District, Zhengzhou, Henan	466.0
Jinyu Mall No. 32 E' Er Duo Si Street, Saihan District, Huhehaote, Inner Mongolia	316.0
Xinwu Mall No. 79 Zhongshan North Road, Xinwu District, Wuhu, Anhui	130.0

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 during normal business hours for three months from the date of this Announcement.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
23 October 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Oct-2007 07:13:03
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "(A) Unaudited results for the period ended 30 September 2007; and (B) ART unitholders' distribution 84% above 3Q 2006"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited ("ARTML"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by ARTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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ASCOTT

RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE PERIOD
ENDED 30 SEPTEMBER 2007
TABLE OF CONTENTS

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

INTRODUCTION

Ascott Residence Trust ("ART") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

ART was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), ART was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

ART's objective is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region. The initial portfolio of ART comprised 12 properties ("Initial Properties") which are located in five countries (Singapore, Indonesia, the Philippines, China and Vietnam).

In October 2006, ART completed the acquisition of a 90% interest in Somerset Olympic Tower, Tianjin and a 40% beneficiary interest in Somerset Roppongi, Tokyo. The acquisition of the remaining 10% interest in Somerset Olympic Tower, Tianjin and 26.8% interest in Somerset Chancellor Court, Ho Chi Minh City were completed in January 2007. In March 2007, ART completed the acquisition of a 100% interest in Ascott Makati, Manila and the additional 40.2% interest in Somerset Chancellor Court (bringing the total interest in the property to 67%). In April 2007, ART completed the acquisition of a 100% interest in Somerset Azabu East, Japan and the remaining 60% interest in Somerset Roppongi, Tokyo. The acquisition of a 100% interest in Somerset Gordon Heights, Melbourne was completed in May 2007. Reconfiguration of Ascott Beijing and Somerset Olympic Tower have been completed in 3Q 2007, resulting in an increase of 48 apartment units. With these acquisitions and reconfiguration, ART's portfolio has expanded to 18 properties with 2,952 apartment units across seven countries.

As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), ART will distribute 100% of its taxable income and Net Overseas Income for the period from the Listing Date to 31 December 2006 and for the financial year ending 31 December 2007. Thereafter, ART will distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by ART which are determined to be trading gains) and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. ART will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. Distributions, when paid, will be in Singapore dollar.

As ART's acquisition of its Initial Properties was only completed on 1 March 2006, the comparative prior period financial results for YTD September 2006 is only for income derived for the period of 1 March 2006 to 30 September 2006 from the initial 12 properties. The financial results for 3Q 2007 is from income derived from 18 properties with 2,952 apartment units across seven countries.

1(a)(i) CONSOLIDATED STATEMENT OF TOTAL RETURN

	Note	GROUP 3Q 2007 S$'000	GROUP 3Q 2006 S$'000	% +/-	GROUP YTD Sep 2007 S$'000	GROUP 19/1/06 to 30/9/06[1] S$'000	% +/-
Revenue	A.1	42,347	25,812	64	111,946	60,684	84
Direct expenses	A.2	(23,656)	(13,605)	74	(61,399)	(31,338)	96
Gross Profit	A.1	18,691	12,207	53	50,547	29,346	72
Finance income		209	165	27	633	252	151
Other operating income		107	107	-	646	756	-15
Finance costs	A.3	(4,145)	(3,144)	32	(11,733)	(7,160)	64
Manager's management fees		(1,589)	(1,060)	50	(4,341)	(2,536)	71
Trustee's fee		(48)	(34)	41	(124)	(94)	32
Professional fees	A.4	(331)	(37)	795	(659)	(281)	135
Audit fees		(182)	(88)	107	(389)	(213)	83
Foreign exchange gain / (loss) - realised		(48)	(48)	-	119	4	n.m.
Other operating expenses	A.5	(232)	(40)	480	(428)	(282)	52
Share of profit of associates (net of tax)		19	-	n.m.	114	-	n.m.
Net income before change in fair value of financial derivative and unrealized foreign exchange loss		**12,451**	**8,028**	**55**	**34,385**	**19,792**	**74**
Net change in fair value of financial derivative	A.6	(2,814)	(3,644)	23	(5,843)	(3,644)	-60
Foreign exchange gain / (loss) - unrealised	A.7	2,750	444	519	5,384	(1,488)	462
Total return for the period before tax		**12,387**	**4,828**	**157**	**33,926**	**14,660**	**131**
Income tax expense	A.8	(2,395)	(1,566)	53	(6,514)	(3,850)	69
Total return for the period after tax		**9,992**	**3,262**	**206**	**27,412**	**10,810**	**154**
Minority interests		(1,346)	(1,028)	31	(3,597)	(2,336)	54
Total return for the period attributable to unitholders before distribution		**8,646**	**2,234**	**287**	**23,815**	**8,474**	**181**
Distribution to Unitholders from operations							
- Period from 19/1/06 to 30/3/06		-	-		-	(156)	
- Period from 31/3/06 to 30/6/06		-	(773)		-	(773)	
- Period from 1/7/06 to 31/12/06		-	-		(8,950)	-	
- Period from 1/1/07 to 25/3/07		-	-		(2,203)	-	
- Period from 26/3/07 to 30/6/07		(1,775)	-		(1,775)	-	
Total return for the period attributable to Unitholders after distribution		**6,871**	**1,461**	**370**	**10,887**	**7,545**	**44**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	GROUP 3Q 2007 S$'000	GROUP 3Q 2006 S$'000	% +/-	GROUP YTD Sep 2007 S$'000	GROUP 19/1/06 to 30/9/06[1] S$'000	% +/-
Total return for the period attributable to unitholders before distribution		8,646	2,234	287	23,815	8,474	181
Net effect of non-tax deductible / chargeable items and other adjustments	A.9	3,387	4,297	-21	8,408	7,755	8
Total amount distributable to Unitholders for the period		**12,033**	**6,531**	**84**	**32,223**	**16,229**	**99**
Comprises :							
- from operations		12,033	2,940		16,011	3,869	
- from unitholders' contributions		-	3,591		16,212	12,360	
		12,033	**6,531**	**84**	**32,223**	**16,229**	**99**

Footnotes

(1) ART was established on 19 January 2006 but the acquisition of the Initial Properties was completed on 1 March 2006. Hence the income recorded relates only to the 7-month period from 1 March 2006 to 30 September 2006. ART had no income from 19 January 2006 to 28 February 2006.

1(a)(ii) Explanatory Notes to Consolidated Statement of Total Return

A.1 Revenue and Gross profit

Revenue

Revenue for 3Q 2007 of S$42.3 million was 64% higher than 3Q 2006. The increase in revenue arose from the six properties acquired subsequent to 3Q 2006. Overall revenue per available unit ("REVPAU") increased by 13% from S$120 for 3Q 2006 to S$135 for 3Q 2007, mainly driven by higher average daily rates. Serviced residence operations in Singapore and Philippines achieved the strongest REVPAU growth for 3Q 2007 as compared to the corresponding period. On a same store basis, revenue for 3Q 2007 increased by S$2.8 million or 11% as compared to 3Q 2006.

Gross profit

The improved performances from the Group's serviced residences, in particular Singapore, Philippines and Vietnam, and the inclusion of the results of the six properties resulted in the increase of the gross profit by 53%, from S$12.2 million for 3Q 2006 to S$18.7 million for 3Q 2007. On a same store basis, gross profit for 3Q 2007 increased by S$1.5 million or 12% as compared to 3Q 2006.

A.2 Direct expenses include the following items:

	GROUP 3Q 2007 S$'000	GROUP 3Q 2006 S$'000	% +/-	GROUP YTD Sep 2007 S$'000	GROUP 19/1/06 to 30/9/06 S$'000	% +/-
Depreciation and amortisation	(2,779)	(832)	234	(6,263)	(1,928)	225
Staff costs	(4,084)	(3,044)	34	(11,020)	(7,183)	53

A.3 Finance costs

Finance costs for 3Q 2007 increased by S$1.0 million as compared to 3Q 2006. This was mainly due to additional bank loans taken up or assumed upon acquisition of new properties.

A.4 Professional Fees

Professional fees for 3Q 2007 increased by S$0.3 million as compared to 3Q 2006. This was mainly due to the fees incurred for the credit rating exercise and the inclusion of the professional fees (such as audit fees and legal fees) from six properties which were acquired subsequent to 3Q 2006.

A.5 Other operating expenses

Other operating expenses for 3Q 2007 increased by S$0.2 million as compared to 3Q 2006. This was mainly due to the inclusion of the other operating expenses from six properties which were acquired subsequent to 3Q 2006.

A.6 Net change in fair value of financial derivative

The 3Q 2007 loss of $2.8 million relates to unrealized changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level. The corresponding translation effect to the Group arising on the underlying US$ bank loan was an unrealized foreign exchange gain of S$1.2 million taken to the Statement of Total Return (refer to Para A.7) and a translation loss of S$1.2 million taken to the foreign currency translation reserve. Hence, the net impact on the Group's net asset value was a decrease of S$2.8 million.

A.7 Foreign exchange gain / (loss) - unrealized

The foreign exchange gain recognised in 3Q 2007 was mainly due to (1) unrealized revaluation gain on US$ bank loan in subsidiaries' books, as a result of the depreciation of US$ against RMB, (2) unrealized revaluation gain on Yen shareholder's loan extended to Japan subsidiaries, as a result of the appreciation of Yen against S$ and partly offset by (3) unrealized revaluation loss on US$ shareholder's loan in Philippines subsidiary's books, as a result of the appreciation of US$ against Peso.

A.8 Income tax expense

Taxation for 3Q 2007 was higher by S$0.8 million as compared to the corresponding period last year. This was mainly due to higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para A.7), which is taxable in China.

A.9 Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:

	GROUP			GROUP		
	3Q 2007 S$'000	3Q 2006 S$'000	% +/-	YTD Sep 2007 S$'000	19/1/06 to 30/9/06 S$'000	% +/-
Trustee's fees*	14	14	-	36	40	-10
Depreciation (net of MI)	2,636	748	252	5,876	1,728	240
Net change in fair value of financial derivative (Note A.6)	2,814	3,644	-23	5,843	3,644	60
Unrealised exchange loss / (gain) (Note A.7)	(2,750)	(444)	-519	(5,384)	1,488	-462
Manager's management fee payable in units	794	530	50	2,170	1,268	71

* This relates to the Singapore properties only and is not tax deductible.

1(b)(i) BALANCE SHEET

	Note	GROUP 30/9/07 S$'000	GROUP 31/12/06 S$'000	REIT 30/9/07 S$'000	REIT 31/12//06 S$'000
Non-Current Assets					
Plant and equipment		23,287	13,069	3,263	3,640
Serviced residence properties	1(b)(ii)	1,261,999	982,567	288,278	288,278
Interest in subsidiaries	1(b)(iii)	-	-	127,280	90,326
Interest in associate	1(b)(iv)	3,769	9,558	4,271	-
Deferred tax assets		4,476	4,284	-	-
		1,293,531	**1,009,478**	**423,092**	**382,244**
Current Assets					
Inventories		500	231	-	-
Trade receivables		4,440	4,135	1,589	840
Other receivables and deposits	1(b)(v)	29,232	27,547	563,226	400,185
Cash and bank balances	1(b)(vi)	50,768	36,267	7,447	12,714
		84,940	**68,180**	**572,262**	**413,739**
Total Assets		**1,378,471**	**1,077,658**	**995,354**	**795,983**
Non-Current Liabilities					
Interest bearing liabilities	1(b)(vii)	(375,389)	(286,140)	(121,413)	(116,991)
Financial derivatives	1(b)(viii)	(11,524)	(5,408)	(11,251)	(5,408)
Deferred tax liabilities		(3,462)	(3,474)	-	-
Minority interests		(67,591)	(53,175)	-	-
Net assets attributable to unitholders	1(d)(i)	(842,945)	(661,812)	(810,484)	(642,674)
		(1,300,911)	**(1,010,009)**	**(943,148)**	**(765,073)**
Current Liabilities					
Trade payables		(3,507)	(3,159)	(27)	(63)
Other payables	1(b)(ix)	(62,401)	(55,680)	(51,751)	(30,582)
Interest bearing liabilities	1(b)(vii)	(9,597)	(7,342)	-	-
Provision for taxation		(2,055)	(1,468)	(428)	(265)
		(77,560)	**(67,649)**	**(52,206)**	**(30,910)**
Total Liabilities		**(1,378,471)**	**(1,077,658)**	**(995,354)**	**(795,983)**

1(b)(ii) Serviced residence properties

The increase in the Group's serviced residence properties as at 30 September 2007 was mainly due to the acquisition of Ascott Makati, Somerset Chancellor Court and Somerset Roppongi via the acquisition of serviced residence property holding companies, and acquisition of Somerset Azabu East and Somerset Gordon Heights properties. The increase was partially offset by decreases in serviced residence properties arising from translating the Group's overseas serviced residence properties, held by subsidiaries with non-Singapore dollar functional currencies, to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

1(b)(iii) Interest in subsidiaries

The increase in the REIT's interest in subsidiaries is due to the acquisition of five properties in 2007.

1(b)(iv) Interest in associate

Interest in associate as at 30 September 2007 was lower than that as at 31 December 2006. This was mainly due to the increase in the beneficiary interest in Somerset Roppongi, Tokyo from 40% to 100% in April 2007, which therefore was re-classified as interest in subsidiaries as at 30 September 2007.

1(b)(v) Other receivables and deposits

The increase in the Group's other receivables and deposits as at 30 September 2007 was mainly due to the consolidation of other receivables and deposits on the acquisition of the five new properties in 2007.

The REIT's other receivables and deposits relate mainly to shareholder's loans to its subsidiaries.

1(b)(vi) Cash and bank balances

The increase in the Group's cash and bank balances as at 30 September 2007 was mainly due to the consolidation of cash and bank balances as a result of the acquisition of the five new properties in 2007.

1(b)(vii) Interest bearing liabilities

		GROUP		REIT	
		30/9/07 S$'000	31/12/06 S$'000	30/9/07 S$'000	31/12/06 S$'000
Secured borrowings					
- Amount repayable in one year or less or on demand		9,597	7,342	-	-
- Amount repayable after one year		376,726	286,690	121,864	117,541
Less: Fees and expenses incurred for debt raising exercise amortised over the tenure of secured loans		(1,337)	(550)	(451)	(550)
		375,389	286,140	121,413	116,991
Total	(1)	384,986	293,482	121,413	116,991

(1) The increase in the Group's borrowings as at 30 September 2007 was mainly due to the assumption of bank loans of approximately S$52.5 million on the acquisition of Somerset Chancellor Court and Somerset Roppongi, and additional bank loan of approximately S$48.0 million drawn down for the acquisition of Somerset Azabu East, partially offset by repayment of bank loans of approximately S$4.5 million and lower balances arising from translating the Group's borrowings denominated in foreign currencies to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

Details of collateral

The borrowings of the Group are generally secured by:

- Mortgage on subsidiaries' serviced residence properties and the assignment of the rights, titles and interests with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries
- Corporate guarantee from the Reit

1(b)(viii) Financial derivative

The S$11.5 million relates to the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level, and the fair value of interest rate swaps, entered into by two subsidiaries to hedge floating rate loans.

1(b)(ix) Other payables

The increase in the Group's other payables was mainly due to consolidation of liabilities as a result of the acquisition of five properties in 2007 and the accrual of costs for the asset acquisitions that were completed in the first half of the year.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	Note	GROUP			
		3Q 2007 S$'000	3Q 2006 S$'000	YTD Sep 2007 S$'000	19/1/06 to 30/9/06[1] S$'000
Operating Activities					
Total return for the period before tax		12,387	4,828	33,926	14,660
Adjustments for:					
Depreciation and amortization	A.2	2,779	832	6,263	1,928
Loss on disposal of plant and equipment		105	-	108	-
Finance costs		4,145	3,144	11,733	7,160
Finance income		(209)	(165)	(633)	(252)
Net change in fair value of financial derivative		2,814	-	5,843	-
Share of profit of associate		(19)	-	(114)	-
Operating profit before working capital changes		**22,002**	**8,639**	**57,126**	**23,496**
Changes in working capital	2	(2,611)	7,313	(12,564)	(25,125)
Cash generated from operations		**19,391**	**15,952**	**44,562**	**(1,629)**
Income tax paid		(2,289)	(1,509)	(7,898)	(3,931)
Cash flows from operating activities		**17,102**	**14,443**	**36,664**	**(5,560)**
Investing Activities					
Interest received		2,970	2,057	6,383	2,602
Acquisition of plant and equipment		(3,243)	(2,082)	(5,982)	(2,962)
Acquisition of subsidiaries, net of cash acquired		-	-	(123,078)	23,882
Acquisition of serviced residence properties		-	(275)	(86,571)	(63,475)
Capital expenditure on serviced residence properties		(3,121)	-	(7,075)	-
Acquisition of associate		-	-	-	-
Proceeds from sale of plant and equipment		1,096	-	1,133	-
Cash flows from investing activities		**(2,298)**	**(300)**	**(215,190)**	**(39,953)**
Financing Activities					
Proceeds from bank borrowings		2,866	1,941	50,897	120,473
Interest paid		(8,115)	(5,244)	(17,844)	(7,682)
Distribution to unitholders		(12,702)	(7,764)	(35,088)	(9,680)
Repayment of bank borrowings		(2,665)	(3,822)	(4,480)	(19,880)
Dividend paid to minority shareholders		(1,658)	-	(2,267)	-
Payment of issue expenses		-	(321)	-	(6,061)
Proceeds from issue of new units		1,653	49,127	201,995	49,127
Cash flows from financing activities		**(20,621)**	**33,917**	**193,213**	**126,297**
(Decrease) / Increase in cash & cash equivalents		**(5,817)**	**48,060**	**14,687**	**80,784**
Cash and cash equivalents at beginning of the period		**56,208**	**32,724**	**36,267**	**-**
Effect of exchange rate changes on balances held in foreign currencies		377	-	(186)	-
Cash and cash equivalents at end of the period		**50,768**	**80,784**	**50,768**	**80,784**

Footnotes

(1) *Although ART was established on 19 January 2006, the acquisition of the Initial Properties was completed on 1 March 2006. Consequently, the comparative figures only represent the cash flow for the 7-month period from 1 March 2006 to 30 September 2006 as there was no income from 19 January 2006 to 28 February 2006.*

(2) *The negative changes in working capital were mainly due to repayment of amounts owing to related companies, payment of acquisition costs and manager's management fees.*

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS

	Note	GROUP 3Q 2007 S$'000	GROUP 3Q 2006 S$'000	GROUP YTD Sep 2007 S$'000	GROUP 19/1/06 to 30/9/06 S$'000
Unitholders' Contribution					
Balance as at beginning of period		818,983	591,803	633,597	-
Issue of new units		1,653	49,127	201,995	648,430
Issue expenses		-	(321)	(3,723)	(6,061)
Distribution to Unitholders		(10,927)	(6,991)	(22,160)	(8,751)
Balance as at end of period		**809,709**	**633,618**	**809,709**	**633,618**
Operations [1]					
Balance as at beginning of period		30,167	6,084	26,151	-
Change in net assets attributable to unitholders resulting from operations after distribution		6,871	1,461	10,887	7,545
Transfer to statutory reserve		(66)	-	(66)	-
Balance as at end of period		**36,972**	**7,545**	**36,972**	**7,545**
Foreign Currency Translation Reserve					
Balance as at beginning of period		(4,880)	(3,463)	2,064	-
Translation differences relating to financial statements of foreign subsidiaries		1,351	838	(5,593)	(2,625)
Balance as at end of period		**(3,529)**	**(2,625)**	**(3,529)**	**(2,625)**
Statutory Reserve					
Balance as at beginning of period		-	-	-	-
Transfer from Operations		66	-	66	-
Balance as at end of period		**66**	**-**	**66**	**-**
Hedging Reserve					
Balance as at beginning of period		538	-	-	-
Change in fair value of financial derivative		(811)	-	(273)	-
Balance as at end of period		**(273)**	**-**	**(273)**	**-**
Net Assets Attributable to Unitholders	**1(b)(i)**	**842,945**	**638,538**	**842,945**	**638,538**

Footnotes

(1) Although ART was established on 19 January 2006, the acquisition of the Initial Properties was completed on 1 March 2006. Consequently, the comparative figures only represent the income for the 7 month period from 1 March 2006 to 30 September 2006 as there was no income from 19 January 2006 to 28 February 2006.

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS

	Note	REIT 3Q 2007 S$'000	REIT 3Q 2006 S$'000	REIT YTD Sep 2007 S$'000	REIT 19/1/06 to 30/9/06 S$'000
Unitholders' Contribution					
Balance as at beginning of period		818,983	591,803	633,597	-
Issue of new units		1,653	49,127	201,995	648,430
Issue expenses		-	(321)	(3,723)	(6,061)
Distribution to Unitholders		(10,927)	(6,991)	(22,160)	(8,751)
Balance as at end of period		809,709	633,618	809,709	633,618
Operations [1]					
Balance as at beginning of period		(9,780)	(4,142)	9,077	-
Change in net assets attributable to unitholders resulting from operations after distribution		10,555	(1,964)	(8,302)	(6,106)
Balance as at end of period		775	(6,106)	775	(6,106)
Net Assets Attributable to Unitholders	1(b)(i)	810,484	627,512	810,484	627,512

Footnotes

(1) Although ART was established on 19 January 2006, the acquisition of the Initial Properties was completed on 1 March 2006. Consequently, the comparative figures only represent the income for the 7 month period from 1 March 2006 to 30 September 2006 as there was no income from 19 January 2006 to 28 February 2006.

1(d)(ii) Details of any change in the units

	REIT 3Q 2007 '000	REIT 3Q 2006 '000	REIT YTD Sep 2007 '000	REIT 19/1/06 to 30/9/06 '000
Balance as at beginning of period	604,735	454,000	498,639	-
Issue of new units :				
- settlement for the purchase of two Singapore properties	-	-	-	165,880
- settlement for the purchase of the property companies shares	-	-	-	288,120
- payment of Manager's management fees	790	639	1,441	639
- payment of Manager's acquisition fee	136	-	247	-
- placement on 25 September 2006	-	44,000		44,000
- equity fund raising on 26 March 2007	-	-	105,334	-
Balance as at end of period	605,661	498,639	605,661	498,639

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the audited financial statements for the period ended 31 December 2006.

5. If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change

Nil

6. Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

In computing the EPU, the weighted average number of units for the period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	**3Q 2007**	**3Q 2006**	**YTD Sep 2007**	**19/1/06 to 30/9/06**
Number of units on issue at end of period	605,660,868	498,638,579	605,660,868	498,638,579
Weighted average number of units for the period	605,244,836	456,980,622	572,381,317	455,281,389
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	1.43	0.49	4.16	1.86

The diluted EPU is the same as the basic EPU as there were no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	**3Q 2007**	**3Q 2006**	**YTD Sep 2007**	**19/1/06 to 30/9/06**
Number of units on issue at end of period	605,660,868	498,638,579	605,660,868	498,638,579
DPU (cents) – Basic and diluted	1.99	1.43	5.58	3.56

The diluted DPU is the same as the basic DPU as there were no dilutive instruments in issue during the period.

7. Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Group		**REIT**	
	30/9/07	**31/12/06**	**30/9/07**	**31/12/06**
NAV per unit ($)	1.39	1.33	1.34	1.29

8(I) GROUP PERFORMANCE REVIEW

8(I)(a) Revenue and Gross Profit Analysis – 3Q 2007 vs. 3Q 2006

	Ref	Revenue				Ref	Gross Profit				REVPAU Analysis		
		3Q 2007	3Q 2006	Variance			3Q 2007	3Q 2006	Variance		3Q 2007	3Q 2006	+/-
		S$'M		S$M	%		S$'M		S$'M	%	S$/day	S$/day	%
Singapore		7.8	6.2	1.6	*26%*		4.2	3.1	1.1	*35%*	200	164	22%
Australia		0.4	-	0.4	*n.m.*		0.1	-	0.1	*n.m.*	93	-	n.m.
China		10.2	7.0	3.2	*46%*		4.3	2.9	1.4	*48%*	144	143	1%
Indonesia		5.4	5.6	(0.2)	*-4%*		2.1	2.4	(0.3)	*-13%*	78	82	-5%
Japan		2.0	-	2.0	*n.m.*		0.9	-	0.9	*n.m.*	141	-	n.m.
Philippines		8.1	1.4	6.7	*479%*		2.0	0.4	1.6	*400%*	149	70	113%
Vietnam		8.4	5.6	2.8	*50%*		5.1	3.4	1.7	*50%*	135	130	4%
	A.1	**42.3**	**25.8**	**16.5**	***64%***	A.1	**18.7**	**12.2**	**6.5**	***53%***	**135**	**120**	**13%**

Revenue grew 64% from S$25.8 million for 3Q 2006 to S$42.3 million for 3Q 2007. The increase in revenue arose from the six properties acquired subsequent to 3Q 2006. Overall revenue per available unit ("REVPAU") increased by 13% from S$120 for 3Q 2006 to S$135 for 3Q 2007, mainly driven by higher average daily rates. Serviced residence operations in Singapore and Philippines achieved the strongest REVPAU growth for 3Q 2007 as compared to the corresponding period. On a same store basis, revenue for 3Q 2007 increased by S$2.8 million or 11% as compared to 3Q 2006.

In line with the increased revenue, gross profit for 3Q 2007 of S$18.7 million was higher by 53% as compared to 3Q 2006.

In Singapore, the Group's serviced residences achieved an overall REVPAU of S$200 for 3Q 2007, an increase of 22% from S$164 in 3Q 2006. As the Singapore economy continued to grow at a healthy pace and inward foreign direct investment into Singapore remained strong, the Group increased its average daily rates while maintaining occupancy above 90%. As a result, the gross profit of Singapore operations for 3Q 2007 exceeded that of 3Q 2006 by 35% and gross profit margin improved by 4 percentage points to 54% in 3Q 2007.

For Australia, revenue for 3Q 2007 is derived from Somerset Gordon Heights, Melbourne, which was acquired on 28 May 2007.

For China operations, revenue and gross profit increased by 46% and 48% respectively in 3Q 2007 as compared to 3Q 2006. This was due to the inclusion of Somerset Olympic Tower in the portfolio. On a same store basis, revenue was higher by S$0.7 million as compared to 3Q 2006, mainly due to the completion of the reconfiguration programme in Ascott Beijing with an increase in the number of apartment units. In line with increased revenue, gross profit increased (on same store basis) by S$0.1 million as compared to 3Q 2006.

In Indonesia, revenue and gross profit for 3Q 2007 declined by S$0.2 million and S$0.3 million respectively as compared to 3Q 2006. This was mainly attributed to a drop in REVPAU for 3Q 2007 from S$82 in 3Q 2006 to S$78 in 3Q 2007. Keen competition caused by an increased supply of serviced residences, a major road closure and massive construction activities around Ascott Jakarta contributed to the drop in average daily rate for 3Q 2007.

For Japan, revenue and gross profit for 3Q 2007 is derived from Somerset Roppongi, Tokyo and Somerset Azabu East, Tokyo which were acquired on 5 April 2007.

In Philippines, the Group's serviced residences continued to show strong results. Revenue, gross profit and REVPAU for 3Q 2007 increased by 479%, 400% and 113% respectively as compared to 3Q 2006. The strong growth was due to the inclusion of Ascott Makati in the portfolio and healthy increases in average daily rates. On a same store basis, revenue, gross profit and REVPAU increased by 29%, 75% and 21% respectively.

In Vietnam, revenue increased by S$2.8 million or 50% as compared to 3Q 2006. This increase was due to the inclusion of Somerset Chancellor Court in the portfolio and higher average daily rates achieved while maintaining occupancy above 90%. The rate increases were bolstered by strong demand in Vietnam for quality serviced residences as a result of higher influx of foreign investments, and limited supply of internationally managed serviced residences. In line with the increased revenue, gross profit was higher than 3Q 2006 by S$1.7 million or 50%. On a same store basis, revenue and gross profit increased by 5% and 9% respectively as compared to 3Q 2006.

8(i)(b) Revenue and Gross Profit Analysis - YTD Sep 2007 vs. YTD Sep 2006

	Ref	Revenue YTD Sep 2007 S$'M	Revenue 19/1/06 to 30/9/06 S$'M	Revenue Variance S$'M	Revenue Variance %	Ref	Gross Profit YTD Sep 2007 S$'M	Gross Profit 19/1/06 to 30/9/06 S$'M	Gross Profit Variance S$'M	Gross Profit Variance %	REVPAU YTD Sep 2007 S$/day	REVPAU 19/1/06 to 30/9/06 S$/day	REVPAU +/- %
Singapore		22.4	14.0	8.4	*60%*		12.1	7.0	5.1	*73%*	196	157	*25%*
Australia		0.5	-	0.5	*n.m.*		0.1	-	0.1	*n.m.*	92	-	*n.m.*
China		29.7	17.6	12.1	*69%*		12.4	7.8	4.6	*59%*	144	148	*-3%*
Indonesia		15.0	13.2	1.8	*14%*		5.5	5.8	(0.3)	*-5%*	72	82	*-12%*
Japan		4.3	-	4.3	*n.m.*		2.3	-	2.3	*n.m.*	153	-	*n.m.*
Philippines		17.8	3.3	14.5	*439%*		4.5	1.0	3.5	*350%*	124	68	*82%*
Vietnam		22.2	12.6	9.6	*76%*		13.6	7.7	5.9	*77%*	134	127	*6%*
	A.1	**111.9**	**60.7**	**51.2**	***84%***	A.1	**50.5**	**29.3**	**21.2**	***72%***	**130**	**121**	***7%***

For the 9-month period ended 30 September 2007 ("YTD Sep 2007"), including the six properties which were acquired subsequent to September 2006, revenue, gross profit and REVPAU increased by 84%, 72% and 7% respectively as compared to the 7-month period ended 30 September 2006 ("YTD Sep 2006"). Overall REVPAU improved by S$9 from S$121 in YTD Sep 2006 to S$130 in YTD Sep 2007, mainly driven by an increase in the average daily rates.

8(i)(c) Total Return

Total Return	3Q 2007 S$'000	3Q 2006 S$'000	+/- %
Operating net profit	8,758	5,482	60
Net change in fair value of financial derivative	(2,814)	(3,644)	23
Foreign exchange gain / (loss)	2,702	396	582
Total return attributable to unitholders	**8,646**	**2,234**	**287**

The Group achieved a higher operating net profit of S$8.8 million vs S$5.5 million in 3Q 2006, or 60% increase due to higher gross profit achieved as explained in Para 8(i)(a) above. Including foreign exchange differences and net change in fair value of financial derivative, the total return to unitholders in 3Q 2007 was S$8.6 million, a 287% increase over S$2.2 million recorded in 3Q 2006.

Total Return	YTD Sep 2007 S$'000	19/1/06 to 30/9/06 S$'000	+/- %
Operating net profit	24,155	13,602	78
Net change in fair value of financial derivative	(5,843)	(3,644)	-60
Foreign exchange gain / (loss)	5,503	(1,484)	471
Total return attributable to unitholders	**23,815**	**8,474**	**181**

Similarly, the Group's operating performance in YTD Sep 2007 exceeded that of the period YTD Sep 2006. The operating net profit for YTD Sep 2007 was S$24.2 million vs. S$13.6 million in YTD Sep 2006, an improvement of S$10.6 million or 78%. Including foreign exchange differences and net change in fair value of financial derivative, the total return to unitholders in YTD Sep 2007 was S$23.8 million, a 181% increase over the S$8.5 million recorded in YTD Sep 2006.

9. REVIEW OF ACTUAL RESULTS AGAINST FORECAST AS DISCLOSED IN THE OFFER INFORMATION STATEMENT

9(i) Consolidated Statement of Total Return for the period of 1 July 2007 to 30 September 2007

		Actual S$'000	Forecast[1] S$'000	% +/-
Revenue	(a)	42,347	38,977	9
Direct expenses		(23,656)	(20,976)	13
Gross Profit	(a)	18,691	18,001	4
Finance income		209	-	n.m.
Other operating income		107	129	-17
Finance costs	(b)	(4,145)	(4,300)	-4
Manager's management fees		(1,589)	(1,531)	4
Trustee's fee		(48)	(81)	-41
Professional fees		(331)	(172)	92
Audit fees		(182)	(127)	43
Foreign exchange loss (realized)		(48)	-	n.m.
Other operating expenses		(232)	(245)	-5
Share of profit of associate		19	-	n.m.
Net income before change in fair value of financial derivative and unrealized foreign exchange gain		**12,451**	**11,674**	**7**
Net change in fair value of financial derivative	(c)	(2,814)	-	n.m.
Foreign exchange gain (unrealized)	(d)	2,750	-	n.m.
Total return for the period before tax		**12,387**	**11,674**	**6**
Income tax expense	(e)	(2,395)	(1,803)	33
Total return for the period after tax		**9,992**	**9,871**	**1**
Minority interests		(1,346)	(1,122)	20
Total return for the period attributable to Unitholders before distribution		**8,646**	**8,749**	**-1**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

		Actual S$'000	Forecast[1] S$'000	% +/-
Total return for the period attributable to Unitholders before distribution		8,646	8,749	-1
Net effect of non-tax deductible / chargeable items and other adjustments	(g)	3,387	2,260	50
Total amount distributable to Unitholders for the period	(f)	**12,033**	**11,009**	**9**
Distribution per unit (in cents)				
- for the period		1.99	1.82	9

Footnote

(1) *The forecast is extracted from the Offer Information Statement dated 12 March 2007, prorated for 1 July 2007 to 30 September 2007 and is based on the assumptions set out in the Offer Information Statement.*

(a) **Revenue and Gross Profit Analysis – 3Q 2007 Actual vs Forecast**

	Revenue				Gross Profit				REVPAU Analysis		
	Actual S$'M	Forecast[1] S$'M	Variance S$'M	Variance %	Actual S$'M	Forecast[1] S$'M	Variance S$'M	Variance %	Actual S$/day	Forecast[1] S$/day	+/- %
Singapore	7.8	6.3	1.5	*24%*	4.2	3.3	0.9	*27%*	200	164	*22%*
Australia	0.4	0.5	(0.1)	*-20%*	0.1	0.2	(0.1)	*-50%*	93	116	*-20%*
China	10.2	10.8	(0.6)	*-6%*	4.3	4.7	(0.4)	*-9%*	144	158	*-9%*
Indonesia	5.4	5.3	0.1	*2%*	2.1	1.7	0.4	*24%*	78	77	*1%*
Japan	2.0	2.4	(0.4)	*-17%*	0.9	1.4	(0.5)	*-36%*	141	173	*-18%*
Philippines	8.1	6.3	1.8	*29%*	2.0	2.2	(0.2)	*-9%*	149	113	*32%*
Vietnam	8.4	7.4	1.0	*14%*	5.1	4.5	0.6	*13%*	135	116	*16%*
	42.3	**39.0**	**3.3**	***9%***	**18.7**	**18.0**	**0.7**	***4%***	**135**	**124**	***9%***

Footnote

(1) *The forecast is extracted from the Offer Information Statement dated 12 March 2007, prorated for 1 July 2007 to 30 September 2007 and is based on the assumptions set out in the Offer Information Statement.*

Revenue is higher by S$3.3 million or 9% as compared to the forecast. The increase in revenue was due to a 9% growth in the overall REVPAU from S$124 assumed in the forecast to S$135 in 3Q 2007. In line with the increased revenue, gross profit increased by S$0.7 million or 4%.

In Singapore, revenue and gross profit of the Group's serviced residence increased by 24% and 27% respectively. This was mainly due to an increase in the average daily rates. Gross profit margin improved by 2 percentage point from 52% in the forecast to 54% in 3Q 2007. The improvement in the gross profit margin was due mainly to higher rates achieved.

In Australia, revenue and gross profit of the Group's serviced residence for 3Q 2007 is lower by S$0.1 million as compared to the forecast. This was due to the delay in the completion of acquisition of the property, Somerset Gordon Heights.

In China, revenue of the Group's serviced residence declined by S$0.6 million or 6% as compared to the forecast. This was due to growing competition arising from the increase in supply of serviced residence in Shanghai and Beijing. In line with lower revenue, gross profit decreased by S$0.4 million or 9% as compared to the forecast.

In Indonesia, revenue increased by 2% as compared to the forecast due to an increase in the REVPAU from S$77 assumed in the forecast to S$78 in 3Q 2007. In line with the increased revenue and improved operating efficiency, gross profit increased by S$0.4 million or 24%. Gross profit margin improved by 7 percentage points from 32% in the forecast to 39% in 3Q 2007.

In Japan, revenue and gross profit declined by S$0.4 million and S$0.5 million respectively as compared to the forecast. This was mainly attributed to slower corporate traffic than expected coupled with increased competition from several newly opened properties.

In Philippines, revenue increased by S$1.8 million or 29% as compared to the forecast. This was driven by increases in both occupancy rates and average daily rates. Gross profit was lower than forecast by S$0.2 million due to higher utilities and higher depreciation expense as a result of alignment of the depreciation rates to the Group's policy.

In Vietnam, revenue of the Group's serviced residence increased by S$1.0 million or 14% as compared to the forecast. The increase in revenue was due to the increase in REVPAU from S$116 assumed in the forecast to S$135 in 3Q 2007. In line with the increased revenue, gross profit increased by S$0.6 million or 13% as compared to the forecast.

(b) Finance costs were S$0.2 million lower than the forecast. This was mainly due to lower borrowings as compared to the forecast.

(c) This relates to unrealized changes in the fair value of the cross currency swap, entered into to convert a subsidiary's US$ bank loan to a S$ bank Loan. Refer to Para A.6 on Page 4.

(d) The foreign exchange gain recognised in 3Q 2007 was mainly due to (1) unrealized revaluation gain on US$ bank loan in subsidiaries' books, as a result of the depreciation of US$ against RMB, (2) unrealized revaluation gain on Yen shareholder's loan extended to Japan subsidiaries, as a result of the appreciation of Yen against S$ and partly offset by (3) unrealized revaluation loss on US$ shareholder's loan in Philippines subsidiary's books, as a result of the appreciation of US$ against Peso.

(e) Income tax expense was higher by S$0.6 million as compared to the forecast. This was mainly due to higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para d), which is taxable in China.

(f) Total unitholders' distribution for the period was S$1.0 million or 9% higher than the forecast as a result of better operating performance.

(g) **Net effect of non-tax deductible / (chargeable) items and other adjustments includes the following items:**

	Actual S$'000	Forecast S$'000	+/-
Trustee's fees *	14	12	17%
Depreciation (net of MI)	2,636	1,149	129%
Net change in fair value of financial derivative (Para c above)	2,814	-	n.m.
Unrealized exchange gain (Para d above)	(2,750)	-	n.m.
Manager's management fee payable in units	794	541	47%

* This relates to Singapore properties only and is not tax deductible.

10. PROSPECTS

ART is well-positioned to continue to benefit from the strong demand by business travellers for quality serviced residences in the Pan-Asian Region.

ART will continue to execute its strategy of acquiring quality serviced residences and rental housing that are yield accretive to the existing portfolio.

For the full year 2007, the manager of ART is confident of delivering the forecast distribution per unit of 7.27 cents (on an annualised basis) as disclosed in the OIS.

11. DISTRIBUTIONS

11(a) **Current financial period**
Any distributions declared for the current financial period? No

11(b) **Corresponding period of the preceding financial period**
Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Book closure date : Not applicable

11(d) Date payable : Not applicable

12. Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and REIT (comprising the balance sheets, consolidated statement of total return, net assets attributable to unitholders and consolidated cash flow statement, together with their accompanying notes as at 30 September 2007 and the results of the business, changes in net assets attributable to unitholders and cash flows of the Group for the nine months ended 30 September 2007), to be false or misleading in any material respect.

On behalf of the Board
Ascott Residence Trust Management Limited

Lim Jit Poh
Director

Jennie Chua
Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore
24 October 2007

For Immediate Release

ASCOTT RESIDENCE TRUST

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01, Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

NEWS RELEASE

ART UNITHOLDERS' DISTRIBUTION 84% ABOVE 3Q 2006

Boosted by strong performance from Philippine and Singapore properties

Singapore, 24 Oct 2007 – Ascott Residence Trust (ART) achieved a unitholders' distribution[1] of S$12.0 million for the period 1 July 2007 to 30 September 2007, a 84% increase over the same period last year, underpinned by strong operating performance and accretive acquisitions. Distribution per unit (DPU) for the same period is 1.99 cents, an increase of 39% over 3Q 2006. This is also 9% higher than the forecast[2] of 1.82 cents.

Highlights of results

	Actual S$m		Variance
	3Q 2007 1 July to 30 September 2007	**3Q 2006** 1 July to 30 September 2006	
Revenue	42.3	25.8	+64%
Gross Profit	18.7	12.2	+53%
Unitholders' Distribution	12.0	6.5	+84%
DPU (cents)	1.99	1.43	+39%

	3Q 2007 1 July to 30 September 2007		
	Actual S$m	**Forecast S$m**	**Variance**
Revenue	42.3	39.0	+9%
Gross Profit	18.7	18.0	+4%
Unitholders' Distribution	12.0	11.0	+9%
DPU (cents)	1.99	1.82	+9%

Mr Lim Jit Poh, Ascott Residence Trust Management Limited's (ARTML) Chairman, said: "ART has achieved a geographically-diversified portfolio across stable and emerging markets, with properties spanning Australia, China, Indonesia, Japan, The Philippines, Singapore and Vietnam. The portfolio, which has expanded from the initial 12 properties to 18 properties, has delivered growing returns to unitholders. As part of the overall growth strategy, ART will continue to acquire quality serviced residences and rental housing properties to achieve a portfolio value of S$2 billion by end-2008."

Mr Chong Kee Hiong, ARTML's CEO, said: "ART has outperformed our forecast for the third quarter with overall revenue per available unit (RevPAU) registering 9% higher than forecast. In particular, RevPAU for our serviced residences in the Philippines and Singapore were 32% and 22% better than forecast. Demand for serviced residences is expected to remain

[1] There is no distribution declared for the period 1 July to 30 September 2007. ART makes distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.
[2] The forecast is extracted from the Offer Information Statement dated 12 March 2007, pro-rated for 1 July 2007 to 30 September 2007 and is based on assumptions set out in the Offer Information Statement.

strong and we are confident of delivering the forecast distribution per unit of 7.27 cents for the year."

ART's portfolio value now stands at S$1.2 billion. It comprises 2,952 serviced residence units in 18 properties in 10 cities across seven countries.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the pan-Asian region.

Comprising an initial asset portfolio of 12 strategically located properties in seven pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisitions, ART's portfolio has since expanded to S$1.2 billion, comprising 18 properties with 2,952 units in 10 cities across seven countries.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the Main Board of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with over 19,200 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com

---

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6586 0479 Hp: (65) 98453361 Email: huang.peiling@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6586 0482 Hp: (65) 93627652 Email: foo.siewshyan@the-ascott.com

Analyst

Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---



ASCOTT RESIDENCE TRUST

ASCOTT RESIDENCE TRUST
3Q 2007 Financial Results
24 October 2007

Agenda

- Operating Performance
- Portfolio Updates
- Outlook & Prospects

Disclaimer

IMPORTANT NOTICE

The value of units in Ascott Residence Trust ("ART') (the "Units") and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager of ART (the "Manager") or any of its affiliates. An investment in the Units is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Prospective investors and Unitholders are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Unitholders of ART (the "Unitholders") have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.



Operating Performance

Unitholders' Distribution Increased 84%
DPU Increased 39%



Actual 3Q 2006
Actual 3Q 2007
+ 84 %
+ 39 %
12.0
6.5
1.99
1.43
Distribution (S$million)
DPU (cents)

Good operating performance and accretive acquisitions

Statement of Total Return
Actual 3Q 2007 vs Actual 3Q 2006

S$m	Actual 3Q 2007	Actual 3Q 2006	Growth (%)
Revenue	42.3	25.8	+64% ↑
Gross Profit	18.7	12.2	+53% ↑
Unitholders' Distribution	12.0	6.5	+84% ↑

Unitholders' Distribution for 3Q 2007 Increased by S$5.5 million

Statement of Total Return
Actual 3Q 2007 vs Forecast 3Q 2007

S$m	Actual 3Q 2007	Forecast# 3Q 2007	Growth (%)
Revenue	42.3	39.0	+9% ↑
Gross Profit	18.7	18.0	+4% ↑
Unitholders' Distribution	12.0	11.0	+9% ↑

Unitholders' Distribution for 3Q 2007
Exceeds Forecast# by S$1.0 million

As disclosed in the Offer Information Statement dated 12 March 2007.

Strong 13% Portfolio RevPAU Growth


S$
250
200
150
100
50
0
Indonesia:
- Massive construction and major road closure around Ascott Jakarta
+22%
+1%
-5%
+113%
+4%
+13%
164
200
143
144
144
82
78
70
149
130
135
138
93
141
120
135
Singapore
China
Indonesia
The Philippines
Vietnam
Australia
Japan
Overall
Actual 3Q 2006
Actual 3Q 2007
Same store basis#

Excludes the acquisition of Somerset Olympic Tower Property, Tianjin in China, Ascott Makati in the Philippines, Somerset Chancellor Court, Ho Chi Minh City in Vietnam, Somerset Gordon Heights, Melbourne in Australia, and Somerset Roppongi, Tokyo and Somerset Azabu East, Tokyo in Japan.

Singapore



Somerset Grand Cairnhill, Singapore



Somerset Liang Court Property, Singapore


S$m
10
5
0
+26%
6.2
7.8
+35%
3.1
4.2
Revenue
Gross Profit
Actual 3Q 2006
Actual 3Q 2007

Higher ADR led to improved gross profit margins

China



Ascott Beijing



Somerset Grand Fortune Garden, Beijing



Somerset Xu Hui, Shanghai



Somerset Olympic Tower Property, Tianjin



S$m
+46%
+48%
15
10
5
0
7.0
10.2
7.7
2.9
4.3
3.0
Revenue
Gross Profit
Actual 3Q 2006
Actual 3Q 2007
Same store basis#

Contribution from Somerset Olympic Tower, Tianjin and completion of reconfiguration of Ascott Beijing

Excludes the acquisition of Somerset Olympic Tower Property, Tianjin.

Indonesia



Ascott Jakarta



Somerset Grand Citra, Jakarta



Country Woods, Jakarta



S$m
10
5
0
-4%
5.6
5.4
-13%
2.4
2.1
Revenue
Gross Profit
Actual 3Q 2006
Actual 3Q 2007

Lower ADR and gross profit margins

The Philippines


Somerset Millennium, Makati


Somerset Salcedo Property, Makati


Ascott Makati



S$m
+479%
+400%
10
5
0
8.1
1.4
1.8
0.4
2.0
0.7
Revenue
Gross Profit
Actual 3Q 2006
Actual 3Q 2007
Same store basis#

Contribution from Ascott Makati and higher ADR for all properties

Excludes the acquisition of Ascott Makati.

Vietnam



Somerset Grand Hanoi



Somerset Ho Chi Minh City



Somerset Chancellor Court, Ho Chi Minh City



S$m
10
5
0
+50%
8.4
5.6
5.9
+50%
5.1
3.4
3.7
Revenue
Gross Profit
Actual 3Q 2006
Actual 3Q 2007
Same store basis#

Strong ADR and high occupancies

Excludes the acquisition of Somerset Chancellor Court, Ho Chi Minh City.

Australia and Japan
Actual 3Q 2007

Australia



Somerset Gordon Heights, Melbourne



S$m
0.5
0.25
0
0.4
0.1
Revenue
Gross Profit

Japan



Somerset Roppongi, Tokyo



Somerset Azabu East, Tokyo



S$m
3
2
1
0
2.0
0.9
Revenue
Gross Profit

Acquisitions completed in 2Q 2007

Balance Sheet



NAV per Unit $1.33
NAV per Unit $1.39
S$m
1,500
1,000
500
0
Total Assets = S$1.08 billion
Total Assets = S$1.38 billion
68
1,009
94%
68
295
715
94%
85
1,294
94%
78
390
911
94%
ST Liabilities
LT Liabilities
Unitholders' Funds and Minority Interest
Current Assets
Non-current Assets
December 2006
September 2007

Investments Funded By Both Equity And Long Term Borrowings

Gearing and Loan Profile

- **Maintain strong balance sheet and optimise gearing**
  - Gearing of 28.6%
  - Borrowing capacity of 60% with Moody's Baa2 investment grade rating
- **Adopt conservative interest rate management strategy**
  - Effective borrowing rate of 4.4%

Bank Loans



Floating
S$39.6m (11%)
Fixed/ 5-year
S$330.6 m (89%)

ART's Share of Debt



Singapore Dollar
S$121.9 m (33%)
Japanese Yen
S$79.3 m (21%)
US Dollar
S$169.0 m (46%)

ART's Share of Bank Loans = S$370.2 million

Key Financial Ratios

	3Q 2007	3Q 2006	Remarks
Unitholders' Distribution (S$million)	12.0	6.5	↑ by 84%
DPU (cents)	1.99	1.43	↑ by 39%
Last Done Unit Price (S$)	1.90[1]	1.18[2]	↑ by 61%
Trading Yield	3.8%	5.2%	Based on forecast distribution per unit of 7.27 cents for 2007[3] and forecast distribution per unit of 6.11 cents for 2006[4].
Gearing	28.6%	26.6%	Borrowing capacity of 60% with Moody's Baa2 investment grade rating.
Interest Cover Ratio (ICR)	4.9x	4.0x	ICR = EBITDA*/ Net interest expenses

1. As at 28 September 2007.
2. As at 29 September 2006.
3. As disclosed in the Offer Information Statement dated 12 March 2007.
4. As disclosed in the Prospectus.

* Excludes foreign exchange differences and change in FV of financial instruments



3Q 2007 Portfolio Update

Portfolio Diversification

ART's Share of Property Values As at 30 September 2007



Vietnam 14%
Singapore 24%
Philippines 10%
Australia 1%
Japan 11%
Indonesia 8%
China 32%

Total = S$1.2 billion

ART's Share of Gross Profit 3Q 2007



Singapore 22%
Vietnam 27%
Australia 1%
The Philippines 11%
China 23%
Japan 5%
Indonesia 11%

Total = S$18.7 million

Diversified by Length of Stay and Market Segment

Apartment Rental Income By Length of Stay[1]


< 1 month
26%
> 12
months
37%
6 to 12
months
15%
1 to 6
months
22%

Apartment Rental Income by Market Segment[1]


Others[2]
11%
Business
Trip 33%
Relocation
35%
Family/
Leisure 3%
Project 18%

Stability in Earnings

1. For YTD September 2007.
2. Includes training, medical, etc.

Diverse Tenant Mix and Quality Clientele

Apartment Rental Income by Industry[1]



Consumers 7%
Govt & NGOs 6%
Manufacturing 16%
Financial Institutions 6%
IT 5%
Media & Telecomms 2%
Healthcare 17%
Energy & Utilities 2%
Real estate/ Lodging 0.4%
Others 20%
Industrial 19%

Earnings diversified by industry

1. For YTD September 2007.

Asset Enhancements For Better Yield

- **Reconfiguration at Ascott Beijing**
  - All 73 new one-bedroom units released for rental by 3Q 2007
  - RevPAU has improved 25% to date for the converted units

- **Reconfiguration at Somerset Olympic Tower Property, Tianjin**
  - 20 new two-bedroom units created from 10 penthouse duplex units
    - All new two-bedroom units released for rental by October 2007
  - Ongoing reconfiguration of 12 two-bedroom units into 18 new one-bedroom units to be completed by mid 2008
  - Total inventory will be increased by 16 units to 188 units


SOMERSET
OLYMPIC TOWER
TIANJIN

Somerset Olympic Tower Property, Tianjin, China



Prospects

Prospects

- ART is well-positioned to continue to benefit from the strong demand by business travellers for quality serviced residences in the Pan-Asian Region

- ART will continue to execute its strategy of acquiring quality serviced residences and rental housing that are yield accretive to the existing portfolio

For the full year 2007, the manager of ART is confident of delivering the forecast distribution per unit of 7.27 cents (on an annualised basis) as disclosed in the Offer Information Statement dated 12 March 2007.

World's First and Only Pan-Asian Serviced Residence REIT

Singapore
2 properties

1) Somerset Grand Cairnhill
2) Somerset Liang Court

Australia
1 property in 1 city

Melbourne
1) Somerset Gordon Heights

China
4 properties in 3 cities

Beijing
1) Ascott Beijing
2) Somerset Grand Fortune Garden

Shanghai
3) Somerset Xu Hui

Tianjin
4) Somerset Olympic Tower

S$1.2 billion portfolio value
2,952 apartment units in 18 properties
10 Pan-Asian cities in 7 countries



Japan
China
The Philippines
Vietnam
Singapore
Indonesia
Australia

Indonesia
3 properties in 1 city

Jakarta
1) Ascott Jakarta
2) Somerset Grand Citra
3) Country Woods

Japan
2 properties in 1 city

Tokyo
1) Somerset Azabu East
2) Somerset Roppongi

The Philippines
3 properties in 1 city

Manila
1) Ascott Makati
2) Somerset Millennium
3) Somerset Salcedo

Vietnam
3 properties in 2 cities

Hanoi
1) Somerset Grand Hanoi

Ho Chi Minh City
2) Somerset Chancellor Court
3) Somerset Ho Chi Minh City



Thank You

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY
LOMA IT PARK DEVELOPERS PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in India:

Name	:	LOMA IT Park Developers Private Limited
Principal Activity	:	Property development
Authorised Share Capital	:	Rs.100,000 divided into 10,000 shares of Rs.10 each

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
24 October 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Oct-2007 12:51:02
Announcement No.	00028

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "(A) Establishement of indirectly wholly-owned subsidiary and joint venture company; and (B) Ascott enters Kyoto with second Citadines in Japan"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	Ascott.Newsrelease.CitadinesKyoto.25Oct07.pdf Ascott.Annc.Establishment.CitadinesKyoto.25Oct07.pdf Total size = **276K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

ANNOUNCEMENT

ESTABLISHMENT OF (1) INDIRECTLY WHOLLY-OWNED SUBSIDIARY
(2) JOINT VENTURE COMPANY

The Board of Directors of the Ascott Group Limited wishes to announce the establishment of the following:

(1) Indirectly Wholly-Owned Subsidiary

Citadines Kyoto Gojo (S) Pte. Ltd.

Country of Incorporation	:	Singapore
Principal Activity	:	Investment Holding
Issued and Paid-up Share Capital	:	S$1

(2) Joint Venture Company

Citadines Kyoto Gojo Tokutei Mokuteki Kaisha ("Citadines Kyoto Gojo TMK")

Country of Incorporation	:	Japan
Principal Activity	:	Property Investment
Preferred Share Capital	:	¥1,050,000,000

Citadines Kyoto Gojo TMK is a 60:40 joint venture company between Mitsubishi Estates Co., Ltd and The Ascott Group Limited ("Ascott"). Ascott will subscribe for ¥420 million of the Preferred Share Capital of Citadines Kyoto Gojo TMK through Citadines Kyoto Gojo (S) Pte. Ltd., an indirectly wholly-owned subsidiary.

The above transaction is not expected to have any material impact on the net tangible assets and earnings per share of the Ascott Group for the financial year ending 31 December 2007.

By Order of the Board

Hazel Chew/ Lam Chee Kin
Joint Company Secretaries
25 October 2007

For Immediate Release

NEWS RELEASE

For Immediate Release

NEWS RELEASE

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

ASCOTT ENTERS KYOTO WITH SECOND CITADINES IN JAPAN

Ascott and Mitsubishi Estate jointly develop 126-unit Citadines Kyoto Gojo

Singapore, 25 October 2007 – The Ascott Group (Ascott), together with its long-standing partner, Mitsubishi Estate Co Ltd (MEC), will jointly acquire a prime site in Kyoto, Japan, to develop a 126-unit serviced residence. Ascott will take a 40% equity stake and invest about S$20.6 million for the land acquisition and development; MEC will hold the remaining 60% stake. Ascott will also manage the property, to be named Citadines Kyoto Gojo.

Kyoto is gaining prominence as a venue for international conferences. According to the Japan National Tourist Organisation, Kyoto hosted over 200 international conferences in 2006[1]. The city, which recorded all-time high tourist arrivals of 48 million in the same year[2], will also host the G8 Foreign Ministers' Meeting in May 2008.

Mr Lim Chin Beng, Ascott's Chairman, said: "Japan, with its strong economic fundamentals, conducive investment environment and increasing popularity of serviced residences, is a key market for Ascott. Going forward, the Group will continue to seek new opportunities with MEC to strengthen our presence in the country."

Mr Chong Kee Hiong, Deputy CEO (Finance & Investment), said: "Kyoto is important for Ascott's expansion in Japan. The city, which is becoming a choice venue for international conferences in the country, is seeing growing demand for quality accommodation from international conference visitors. Given its solid track record, Ascott is in a good position to tap on the huge potential of this market by being the first to supply international-class serviced residences in the city."

Citadines Kyoto Gojo enjoys a prime address in Gojo. It is a 10-minute walk from the city's business district and just a short 15-minute walk from Kyoto's tourist belt, where key attractions, F&B outlets, shopping malls and supermarkets are easily accessible. The property is also a stone's throw away

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

[1] Source: Japan National Tourist Organisation
[2] Source: "Kyoto saw record number of tourists in 2006 for sixth year in row", Kyodo News, 6 July 2007

from the Gojo subway station, which is one stop away from the main Kyoto station for Shinkansen.

Citadines Kyoto Gojo, which is scheduled to open in the first half of 2010, will be Ascott's second Citadines property in Japan. Ascott's other Citadines property, Citadines Tokyo Shinjuku, is scheduled to open in the first half of 2009.

The development of Citadines Kyoto Gojo grows Ascott's Japan portfolio to over 600 units in Tokyo and Kyoto, 286 units of which are under construction. The above investment is not expected to have any material impact on the net tangible assets and earnings per share of The Ascott Group Limited for the current financial year.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with close to 14,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as 5,500 units which are under development, making a total of about 19,500 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 53 cities in 23 countries, 11 of which are cities where Ascott's serviced residences are being newly developed.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence' and Forbes China 2008 'China's Best Serviced Apartments. For a full list of awards, please visit http://www.theascottgroup.com/aboutus/awards_and_accolades.html?year=2007

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.theascottgroup.com/aboutus/group_directory.html

---

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice-President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6586 0479 Hp: (65) 98453361 Email: huang.peiling@the-ascott.com

Analyst
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

######

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Oct-2007 17:43:23
Announcement No.	00077

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Entry into lease agreement with CapitaLand Retail Project Management Pte Ltd"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.Annc.CRPM.25Oct07.pdf Total size = **41K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

ENTRY INTO LEASE AGREEMENT WITH CAPITALAND RETAIL PROJECT MANAGEMENT PTE LTD

1. INTRODUCTION

1.1 The Transaction

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT, has entered into a three-year lease agreement (the "**Lease Agreement**") with CapitaLand Retail Project Management Pte Ltd ("**CRPM**") for the lease of a non-commercial unit space in IMM Building ("**IMM Building**") for total contract value of S$413,989.20.

1.2 Disclosure Requirements Under the Listing Manual

At the date of this Announcement, CapitaLand Limited ("**CapitaLand**") holds an aggregate indirect interest in 487,992,759 units in CMT ("**Units**"), comprising approximately of 31.2% of the total number of Units in issue and is therefore regarded as a "controlling unitholder" of CMT under the Listing Manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**").

As CRPM is an indirect wholly-owned subsidiary of CapitaLand, CRPM is therefore an associate of a controlling unitholder of CMT. Therefore, for the purposes of Chapter 9 of the Listing Manual, CRPM is an "interested person" of CMT.

The Manager is making this announcement because the transaction would constitute an interested person transaction under Chapter 9 of the Listing Manual, when aggregated with all transactions entered into with all interested persons during the current financial year.

The current total of all interested person transactions for the current financial year with CapitaLand is S$138,164,499. The current total of all interested person transactions for the current financial year with all other interested parties is S$158,444,966.

2. CERTAIN PRINCIPAL TERMS OF THE AGREEMENT

The principal terms of the Lease Agreement are as follows:

(i) ***Monthly Gross Rent***: S$11,499.70

(ii) ***Net Lettable Area***: 8,845.9 sq ft

(iii) ***Term***: Three years commencing from 1 November 2007 and expiring on 31 October 2010

The Lease Agreement has been reviewed by CB Richard Ellis (Pte) Ltd, an independent valuer and the rent is found to be at market level and whilst the other terms are found to be normal commercial terms.

3. STATEMENT FROM THE AUDIT COMMITTEE

Having considered the terms and conditions of the Lease Agreement, the audit committee of the Manager (which comprises mainly independent directors of the Manager) is of the view that the Lease Agreement is on normal commercial terms and would not be prejudicial to the interests of CMT and its minority unitholders.

4. DOCUMENTS FOR INSPECTION

Copies of the Lease Agreement are available for inspection during normal business hours (prior appointment will be appreciated) at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 for a period of three months commencing from the date of this Announcement.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
25 October 2007

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

For Immediate Release
25 October 2007

NEWS RELEASE

CapitaLand Zhixin acquires three sites in Chengdu City to develop integrated township of more than 7,000 homes

Plans include building a world-class theme park

Singapore, 25 October, 2007 – Sichuan CapitaLand Zhixin ("CapitaLand Zhixin"), the joint venture company formed between CapitaLand China and Sichuan developer Chengdu Zhixin Industrial Co., Ltd. ("Chengdu Zhixin"), has acquired three adjacent land parcels in Chengdu City, Sichuan Province, in recent government land auctions for a total of RMB692.03 million (S$137.4 million). The three sites, located in the picturesque Wenjiang District, adds up to a total of 922,709 square metres and will yield a potential gross floor area of 1.28 million square metres.

CapitaLand Zhixin plans to amalgamate the three sites and develop a scenic township comprising approximately 7,400 homes, a sprawling theme park, retail facilities, a five-star hotel and luxurious serviced villas. The township, to be developed in three phases, is expected to be fully completed by 2013. Phase one of the apartments is slated for launch in 2012. With the above acquisition, CapitaLand Zhixin is on track to develop approximately 25,000 homes by 2014.

Mr Lim Ming Yan, CEO of CapitaLand China, said: "With its vibrant economy, rich tourism resources and mild weather, Chengdu City is the perfect lifestyle location. For our development, besides homes, we will be building a world-class theme park, which will include about 330,000 square metres of retail space. We will introduce the latest international dining, shopping and entertainment concepts and bring in exciting new rides to cater to young families and adventurous visitors. The township will also include not only a luxurious five-star hotel, but also serviced villas which is a new concept in hospitality services."

Mr Hoon Teck Ming, General Manager of CapitaLand Zhixin, said: "We see strong demand for homes in the Wenjiang District, a choice residential location given its beautiful verdant surroundings and fresh air. In addition, the strong migration inflow from surrounding cities in the Sichuan Province into Chengdu has contributed to the rising demand for quality housing in the city. We will transform the site into a series of choice homes for homebuyers and a world class entertainment destination."

The site is a convenient 20-minute drive to Tianfu Square, the heart of Chengdu City. It is easily accessible via two major connections to the city centre – Guanghua Expressway and the Chengwengong Expressway, where a planned LRT line will run along. The LRT will be linked to Metro Line 4 and will connect Wenjiang District to the Qingyang District. The LRT will be the first of its kind in Chengdu and its construction is expected to start in 2008. With the LRT, commute time between Wenjiang and Chengdu's city centre will be approximately 25 minutes.

This project is in line with CapitaLand Group's strategy to expand its multi-sector footprint from key gateway cities, namely Beijing, Shanghai and Guangzhou and its respective surrounding areas of Bohai, Yangtze River Delta and Pearl River Delta, to the second- and third-tier cities in the central and western regions of China.

About the site

Total site area	:	922,709 square metres *(458,429 square metres is slated for residential)*
Plot ratio	:	2 (residential)
Total potential GFA	:	1,281,382 square metres *(890,464 square metres for residential)*
Tenure	:	70 years (residential) 40 years (retail)

Site Location


NEW ACQUISITION
Chengwengong Expressway
Guanghua Expressway
Guanghua Residential Site
Outer Ring Road
Third Ring Road
Raffles City Chengdu
G213

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **25 October 2007**

Singapore

Harold Woo, Investor Relations
DID: (65) 68233210
Email: harold.woo@capitaland.com

Nicole Neo, Communications
DID: (65) 68233218
Email: nicole.neo@capitaland.com

Yvonne Lee, Communications
DID: (65) 6823 3550
Email: yvonne.lee@capitaland.com

China

Francis Li, Corporate Communications
DID: (86-21) 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn

Polaris Liu, Corporate Communications
DID: (86-10) 65630828 ext 840
Email: liu.xiaozhen@capitaland.com.cn

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Oct-2007 07:08:56
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "(A) Unaudited results for the period ended 30 September 2007; and (B) Ascott achieves double-digit revenue growth for 3Q 2007"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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For Immediate Release

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

NEWS RELEASE

ASCOTT ACHIEVES DOUBLE-DIGIT REVENUE GROWTH FOR 3Q 2007

Operating EBITDA also grew 16% to S$31.9 million in third quarter

Singapore, 26 October 2007 – The Ascott Group (Ascott) achieved strong operating performance in 3Q 2007, compared to the same period last year. Revenue was up 17% at S$116.5 million; net profit on operating assets also grew 4% to S$12.7 million, attributed to better operating performances in most clusters as well as higher fee-based income from managing Ascott Residence Trust (ART) and Ascott China Fund.

In tandem with the higher revenue, the Group's operating earnings before interest, taxation, depreciation and amortization (operating EBITDA) recorded a 16% jump, from S$27.6 million in 3Q 2006 to S$31.9 million in 3Q 2007.

Portfolio gains from asset divestment continued to contribute significantly to the Group's results. In 3Q 2007, a net gain of S$28.3 million was achieved from the divestment of Hotel Asia in Singapore, Somerset Bayswater in the United Kingdom and two seed projects in Ascott China Fund. This portfolio gain was, however, lower than that in 3Q 2006. As a result, net profit for 3Q 2007 stood at S$34.1 million.

Mr Lim Chin Beng, Ascott's Chairman, said: "The Ascott Group's continued good performance in operating assets is underscored by strong operating fundamentals that the Group has built over the years. We will continue to drive our business by seeking out opportunities in both existing and new markets. In the third quarter of this year alone, we expanded our global footprint into three new cities – Aktau, Astana and Edinburgh – and one new country, Kazakhstan."

Ms Jennie Chua, Ascott's President & CEO, said: "Ascott will continue to acquire and incubate assets to build up a strong pipeline for portfolio gains in the future. We also expect to benefit from higher fee-based income from three sources – new management contracts, ART and Ascott China Fund. The Group's portfolio gains and operating performance in 2007 are expected to remain strong."

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

More information

Group	3Q 2007 S$m	3Q 2006 S$m	Change	YTD Sep 2007 S$m	YTD Sep 2006 S$m	Change
Revenue	**116.5**	99.2	+17%	**318.8**	303.7	+5%
Operating EBITDA	**31.9**	27.6	+16%	**89.5**	88.0	+2%
Profit After Tax and Minority Interest (PATMI)	**34.1**	57.4	-41%	**131.9**	150.0	-12%
Comprises:						
Net profit from operating assets	**12.7**	12.2	+4%	**40.2**	33.2	+21%
Portfolio gains net of tax and provisions	**28.3**	49.2	-42%	**110.4**	126.3	-13%
Expenses incurred for development	**(6.9)**	(4.0)	-73%	**(18.7)**	(9.5)	-97%
Basic earnings per share	**2.1 cts**	3.6 cts	-1.5 cts	**8.1 cts**	9.3 cts	-1.2 cts

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with close to 14,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as 5,500 units which are under development, making a total of about 19,500 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 53 cities in 23 countries, 11 of which are cities where Ascott's serviced residences are being newly developed.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence' and Forbes China 2008 'China's Best Serviced Apartments. For a full list of awards, please visit
http://www.theascottgroup.com/aboutus/awards

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit
http://www.theascottgroup.com/aboutus/group_directory.html

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6586 0479 Hp: (65) 98453361 Email: huang.peiling@the-ascott.com

Winnie Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 7241 Hp: (65) 97829705 Email: winnie.tan@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE PERIOD ENDED 30 SEPTEMBER 2007
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 3Q 2007 S$'000	GROUP 3Q 2006* S$'000	Better/ (Worse) % +/-	GROUP YTD Sep 2007 S$'000	GROUP YTD Sep 2006* S$'000	Better/ (Worse) % +/-
Revenue	A.1	116,548	99,210	17%	318,757	303,723	5%
Cost of sales		(79,077)	(71,337)	-11%	(225,273)	(216,249)	-4%
Gross profit	A.1	37,471	27,873	34%	93,484	87,474	7%
Other operating income	A.2	653	2,586	-75%	1,735	4,997	-65%
Administrative expenses	A.3	(15,607)	(14,571)	-7%	(40,501)	(35,079)	-15%
Other operating expenses		(9)	(92)	90%	(876)	(285)	-207%
Profit from operations		**22,508**	**15,796**	**42%**	**53,842**	**57,107**	**-6%**
Share of results of associates and jointly controlled entities	A.4	16,986	1,483	n.m	22,322	553	n.m
Comprising:							
Operating results		*(99)*	*2,072*	*-105%*	*4,865*	*2,146*	*127%*
Non-operating results		*17,789*	*-*	*n.m*	*19,744*	*(202)*	*n.m*
Taxation		*(704)*	*(589)*	*-20%*	*(2,287)*	*(1,391)*	*-64%*
Non-operating income	A.5	16,185	85,480	-81%	112,649	175,325	-36%
Foreign exchange gain	A.6	361	(185)	295%	3,348	783	328%
Interest income		2,442	3,523	-31%	8,124	7,931	2%
Finance costs	A.7	(12,626)	(8,317)	-52%	(34,926)	(30,686)	-14%
Profit before taxation	A.8	**45,856**	**97,780**	**-53%**	**165,359**	**211,013**	**-22%**
Taxation	A.9	(11,110)	(39,101)	72%	(31,344)	(56,984)	45%
Profit after taxation		**34,746**	**58,679**	**-41%**	**134,015**	**154,029**	**-13%**
Attributable to:							
Shareholders		34,070	57,424	-41%	131,901	149,998	-12%
Minority interests		676	1,255	-46%	2,114	4,031	-48%
		34,746	58,679	-41%	134,015	154,029	-13%

n.m – *not meaningful*

* – 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5, as well as reclassification of certain items to conform with current year's presentation.

1(a)(ii) Explanatory Notes to Income Statement

The results of the Group for YTD Sep 2007 included the effects of the following events:

1. Divestment of its effective stake of 40.2% in Somerset Chancellor Court in Hanoi to Ascott Residence Trust ("ART") for a consideration of US$14.3 million (approximately S$22.0 million). The transaction was completed in March 2007 and a net portfolio gain of S$3.5 million was realised.

2. Compensation agreement entered on 28 April 2007 with the Land Requisition Office of the Guangzhou Municipal People's Government ("Guangzhou Land Office") for a total cash compensation amount of RMB1,006,421,311 (approximately S$198.7 million). This was in relation to the compulsory acquisition of Masters Golf & Country Club land in China for the construction of the Guangzhou-Wuhan public railway line. Based on progressive recognition to date, the Group realised a gain of approximately S$75.5 million.

3. Divestment of Hotel Asia in Singapore for a consideration of S$147 million. The transaction was completed in July 2007 and a net gain of S$22.2 million was realised.

4. Successful closing of the Ascott Serviced Residence (China) Fund ("Ascott China Fund"), a private equity investment fund in 2Q 2007. The Group injected its 100% interest in Citadines Shanghai Biyun property and Somerset Youyi Tianjin property as seed investments into Ascott China Fund for a consideration of US$46.2 million (S$70.6 million). The transaction was completed in August 2007 and a net gain of S$2.4 million, being the holding costs of the seed investments, was realised.

5. Divestment of Somerset Bayswater in London for a total consideration of £56.1 million (S$172.2 million) in which the Group has a 50% stake. The transaction was completed in September 2007 and a net gain of S$17.8 million was realised.

A.1 Revenue and Gross profit

Revenue

Revenue for 3Q 2007 of S$116.5 million increased by 17% over that of 3Q 2006. Similarly, revenue for YTD Sep 2007 of S$318.8 million also increased by 5% over that of YTD Sep 2006. The increases were mainly attributable to the Group's serviced residences in Europe, North Asia, Singapore and South East Asia.

In Europe, revenue of S$74.3 million for 3Q 2007 and S$205.0 million for YTD Sep 2007 increased by 10% and 12% over their respective corresponding periods last year. This was mainly boosted by the 8% and 10% increases in revenue per available unit (REVPAU") for 3Q 2007 and YTD Sep 2007 respectively. The Group's initiatives on yield maximisation combined with the growing popularity and demand for serviced residences contributed to the increase in REVPAU.

In North Asia and Singapore, the increases in revenue in 3Q 2007 were mainly attributable to the increase in fee-based income, which included serviced residence management fees, REIT and fund management fees. The higher fee-based income in 3Q 2007 and YTD Sep 2007 was mainly due to the fund management fees from Ascott China Fund and higher management fees from ART due to better operating performance. In South East Asia, YTD Sep 2007 revenue was lower due to deconsolidation of assets divested to ART.

Gross profit

The gross profit for 3Q 2007 of S$37.5 million increased by 34% over 3Q 2006. The increase was mainly attributable to the increase in fee-based income contributed by North Asia, Singapore and South East Asia.

The gross profit for YTD Sep 2007 of S$93.5 million increased by 7% mainly due to the better performance of the Group's serviced residences in Europe.

A.2 Other operating income

In YTD Sep 2006, dividend income was received by the Group relating to long term investments in China and India. In YTD Sep 2007, no dividend has been declared as yet from these investments.

A.3 Administrative expenses

The higher administrative expenses in 3Q 2007 and YTD Sep 2007, as compared to 3Q 2006 and YTD Sep 2006 respectively, were mainly due to an increase in headcount and higher staff related costs.

A.4 Share of results of associates and jointly controlled entities

	GROUP 3Q 2007 S$'000	GROUP 3Q 2006 S$'000	Better/ (Worse) % +/-	GROUP YTD Sep 2007 S$'000	GROUP YTD Sep 2006 S$'000	Better/ (Worse) % +/-
The Group's share of results of :						
Associates:	**370**	**2,194**	**-83%**	**8,331**	**4,390**	**90%**
Comprising:						
- Operating results (1)	*978*	*2,783*	*-65%*	*8,454*	*5,781*	*46%*
- Non-operating results (2)	-	-	*n.m.*	*1,781*	-	*n.m.*
- Taxation	*(608)*	*(589)*	*-3%*	*(1,904)*	*(1,391)*	*-37%*
Jointly controlled entities	**16,616**	**(711)**	**n.m.**	**13,991**	**(3,837)**	**465%**
Comprising:						
- Operating results	*(1,077)*	*(711)*	*-51%*	*(3,589)*	*(3,635)*	*1%*
- Non-operating results (3)	*17,789*	-	*n.m*	*17,963*	*(202)*	*n.m*
- Taxation	*(96)*	-	*n.m.*	*(383)*	-	*n.m.*
Total share of results	**16,986**	**1,483**	**n.m**	**22,322**	**553**	**n.m**

n.m – not meaningful

Associates

(1) The decrease in the Group's operating results in associates in 3Q 2007 as compared to 3Q 2006 was mainly due to the Group's share of Ascott China Fund's start-up costs. The increase in the Group's operating results in associates in YTD Sep 2007 as compared to YTD Sep 2006 was mainly due to higher share of ART's profit due to better performance from ART's portfolio, as well as equity accounting for 9 months this year compared to 6 months last year.

(2) In YTD Sep 2007, the Group's non-operating results in associates mainly related to its share of increases in market values of investment properties held by its associates.

Jointly controlled entities

(3) This pertains to the Group's share of 50% gain upon the divestment of Somerset Bayswater in London for a total consideration of £56.1 million (S$172.2 million).

A.5 Non-operating Income

	GROUP		Better / (Worse)	GROUP		Better / (Worse)
	3Q 2007	3Q 2006	%	YTD Sep 2007	YTD Sep 2006	%
	S$'000	S$'000		S$'000	S$'000	+/-
Portfolio gains before tax *(1)*	16,185	99,816	-84%	112,047	189,653	-41%
Revaluation surplus	-	-	n.m.	602	-	n.m.
Impairments & provisions *(2)*	-	(14,336)	n.m.	-	(14,328)	n.m
	16,185	85,480	-81%	112,649	175,325	-36%

n.m – not meaningful

(1) The portfolio gains before tax for YTD Sep 2007 related mainly to:
a. The Group's divestment of Somerset Chancellor Court to ART in 1Q 2007;
b. The progressive recognition of the divestment gain from the compulsory acquisition of Masters Golf & Country Club land in 2Q 2007;
c. The Group's divestments of Hotel Asia and Somerset Bayswater in 3Q 2007; and
d. The Group's injection of two seed investments into Ascott China Fund in 3Q 2007.

(2) The impairments and provisions for YTD Sep 2006 related mainly to the Group's non-core assets in Malaysia.

A.6 Foreign exchange gain

The foreign exchange gain recognised YTD Sep 2007 was largely due to revaluation gain on the Group's fixed deposits, mainly denominated in Sterling Pound ("GBP"), as a result of the appreciation of the GBP against S$ and revaluation gain on the Group's borrowings, mainly denominated in US$, as a result of the weakening of US$ against S$.

A.7 Finance costs

The higher finance costs in 3Q 2007 and YTD Sep 2007 was due to increased borrowings for higher level of investments.

A.8 Profit before taxation includes the following significant items:

	GROUP		Better/ (Worse)	GROUP		Better/ (Worse)
	3Q 2007	3Q 2006*	%	YTD Sep 2007	YTD Sep 2006*	%
	S$'000	S$'000	+/-	S$'000	S$'000	+/-
Depreciation and amortisation	(6,681)	(6,433)	-4%	(19,296)	(20,062)	4%
Staff costs *(1)*	(34,547)	(29,246)	-18%	(94,595)	(83,312)	-14%
Operating lease rental *(2)*	(19,268)	(16,548)	-16%	(51,236)	(47,832)	-7%

* – 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

(1) The increases in staff costs in 3Q 2007 and YTD Sep 2007 were mainly due to an increase in headcount and higher staff related expenses.

(2) The increases in operating lease rental in 3Q 2007 and YTD Sep 2007 were mainly due to lease payments for The Ascott Mayfair which the Group divested in 2006 and is now being leased from its new owner.

A.9 Taxation

The decreases in taxation in 3Q 2007 and YTD Sep 2007 were mainly due to lower provision of tax relating to divestments.

A.10 Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):

	GROUP 3Q 2007 S$'000	GROUP 3Q 2006 S$'000	Better/ (Worse) % +/-	GROUP YTD Sep 2007 S$'000	GROUP YTD Sep 2006 S$'000	Better/ (Worse) % +/-
Profit before taxation	**45,856**	**97,780**	**-53%**	**165,359**	**211,013**	**-22%**
Add:						
Finance costs *(A.7)*	12,626	8,317	-52%	34,926	30,686	-14%
Group EBIT	**58,482**	**106,097**	**-45%**	**200,285**	**241,699**	**-17%**
Add:						
Depreciation and amortisation *(A.8)*	6,681	6,433	-4%	19,296	20,062	4%
Group EBITDA	**65,163**	**112,530**	**-42%**	**219,581**	**261,761**	**-16%**
Add:						
Share of taxation of associates and jointly controlled entities *(A.4)*	704	589	-20%	2,287	1,391	-64%
Less:						
Share of non-operating results of associates and jointly controlled entities *(A.4)*	(17,789)	-	n.m	(19,744)	202	n.m.
Non-operating income *(A.5)*	(16,185)	(85,480)	-81%	(112,649)	(175,325)	-36%
Net portfolio gain	(33,974)	(85,480)	-60%	(132,393)	(175,123)	-24%
Operating EBITDA	**31,893**	**27,639**	**16%**	**89,475**	**88,029**	**2%**

n.m – not meaningful

1(b)(i) BALANCE SHEET

	Note	GROUP 30/09/2007 S$'000	GROUP 31/12/2006* S$'000	COMPANY 30/09/2007 S$'000	COMPANY 31/12/2006 S$'000
Non-Current Assets					
Property, plant and equipment	1(b)(ii)	1,383,864	1,370,236	2	2
Intangible assets		25,154	24,084	-	-
Investment properties		49,502	48,681	-	-
Properties under development	1(b)(iii)	13,865	121,387	-	-
Interest in subsidiaries		-	-	258,805	258,671
Interest in associates and jointly controlled entities	1(b)(iv)	331,234	236,892	245,932	191,094
Long term receivables		2,252	1,569	-	-
Other financial assets		2,832	2,866	-	26
Deferred tax assets		21,757	21,153	-	-
		1,830,460	1,826,868	504,739	449,793
Current Assets					
Properties held for sale		9,645	9,230	-	-
Inventories		195	356	-	-
Trade and other receivables		224,405	211,490	71,341	74,357
Cash and bank balances	1(b)(v)	488,855	274,481	58	211
		723,100	495,557	71,399	74,568
Total Assets		2,553,560	2,322,425	576,138	524,361
Equity attributable to equity holders of the Parent					
Share capital		268,185	264,367	268,185	264,367
Reserves		864,494	810,011	83,303	182,139
Shareholders' Equity		1,132,679	1,074,378	351,488	446,506
Minority interests	1(b)(vi)	30,144	57,559	-	-
Total Equity		1,162,823	1,131,937	351,488	446,506
Non-Current Liabilities					
Financial liabilities	1(b)(vii)	841,114	493,630	-	-
Amount due to minority shareholders of subsidiaries		750	3,905	-	-
Deferred income		2,000	7,811	-	-
Deferred tax liabilities		15,458	22,149	875	883
		859,322	527,495	875	883
Current Liabilities					
Trade and other payables		251,782	205,891	220,918	73,491
Financial liabilities	1(b)(vii)	184,362	381,202	-	-
Current tax payable		95,271	75,900	2,857	3,481
		531,415	662,993	223,775	76,972
Total Liabilities		1,390,737	1,190,488	224,650	77,855
Total Equity and Liabilities		2,553,560	2,322,425	576,138	524,361

* – The Group balance sheet as at 31 December 2006 has been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5, as well as reclassification of certain items to conform with current year's presentation.

1(b)(ii) Group's property, plant and equipment

The increase in the Group's property, plant and equipment was due mainly to the Group's investments in new serviced residences properties during YTD Sep 2007 which were offset by :-
(a) the Group's divestment of Somerset Chancellor Court to ART in 1Q 2007;
(b) the compulsory acquisition of Masters Golf & Country Club land in 2Q 2007; and
(c) the Group's injection of two seed investments into Ascott China Fund in 3Q 2007.

1(b)(iii) Group's properties under development

The decrease in the Group's properties under development was due to the Group's divestment of Hotel Asia in 3Q 2007.

1(b)(iv) Group's interest in associates and jointly controlled entities

The increase in the Group's interest in associates and jointly controlled entities was mainly due to the Group's additional investments in ART, Ascott China Fund and jointly controlled entities in India.

1(b)(v) Group's cash and bank balances

The increase in the Group's cash and bank balances was due mainly to the compensation amounts received from Guangzhou Land Office and proceeds from divestment of Somerset Bayswater. It also included S$100 million raised in end September 2007 from the issuance of medium term notes which was used to repay bank borrowings in early October 2007.

1(b)(vi) Group's minority interests

The decrease in the Group's minority interests was due mainly to the deconsolidation of minority interest in Somerset Chancellor Court upon its divestment.

1(b)(vii) Group financial liabilities (including finance leases)

		As at 30/09/2007 S$'000	As at 31/12/2006 S$'000
Repayable in one year or less or on demand			
- Secured		50,866	19,599
- Unsecured		128,507	359,980
		179,373	379,579
Repayable after one year			
- Secured		434,551	466,332
- Unsecured		406,563	27,298
		841,114	493,630
Total Group borrowings		1,020,487	873,209
Derivative liabilities		4,989	1,623
Total financial liabilities	(1)	1,025,476	874,832

(1) The increase of about S$151 million in the Group's borrowings as at 30 September 2007 was mainly due to the Group's issuance of S$100 million medium term notes in end September 2007, which was later used to repay loans due in early October 2007.

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings; and
- Pledge of shares of some subsidiaries.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	3Q 2007 S$'000	3Q 2006 S$'000	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000
Operating Activities				
Profit after taxation	34,746	58,679	134,015	154,029
Adjustments for:				
Accretion of deferred income	-	(647)	(1,057)	(1,877)
Depreciation and amortisation	6,681	6,433	19,296	20,062
Income tax expense	11,110	39,101	31,344	56,984
Loss/(gain) on disposal of property, plant and equipment	(133)	(1)	307	(17)
Gain on disposal of properties held for sale	-	-	-	(50)
Non-operating income	(16,185)	(85,480)	(112,649)	(175,325)
Dividend income	-	(2,297)	-	(3,894)
Interest expense	12,137	8,158	33,805	30,117
Interest income	(2,442)	(3,523)	(8,124)	(7,931)
Share of results of associates and jointly controlled entities	(16,986)	(1,483)	(22,322)	(553)
Equity compensation expense	3,298	1,846	6,893	2,396
Operating profit before working capital changes	**32,226**	**20,786**	**81,508**	**73,941**
Changes in working capital	20,089	8,843	(1,445)	(7,542)
Cash generated from operations *(1)*	**52,315**	**29,629**	**80,063**	**66,399**
Income tax paid	(2,125)	(1,602)	(13,295)	(10,838)
Proceeds from sale of golf memberships	14	698	1,018	1,849
Cash flows from operating activities	**50,204**	**28,725**	**67,786**	**57,410**
Investing Activities				
Interest received	2,264	3,666	7,900	7,931
Acquisition of property, plant and equipment	(6,285)	(126,910)	(115,140)	(185,986)
Acquisition of properties under development	(11,520)	(107,037)	(11,824)	(107,037)
Acquisition of subsidiary company, net of cash	(8)	-	(27,529)	(8)
Disposal of subsidiaries, net of cash	56,300	30	76,060	253,687
Proceeds from disposal of:				
- property, plant and equipment	(13,443)	197,373	160,746	197,579
- investment property	-	-	-	175,000
- properties under development	132,632	-	139,982	-
Investment in associates and jointly controlled entities	1,873	(14,906)	(81,942)	(18,409)
Dividends from associates and jointly controlled entities	4,213	2,450	11,203	2,868
Dividends from other investment	-	2,297	-	3,894
Proceeds from repayment of loan previously assigned on disposal of subsidiary	-	3,383	-	3,383
Deposits paid for new investments	(4,028)	-	(34,356)	-
Other investing cashflow	62	968	435	684
Cash flows from investing activities	**162,060**	**(38,686)**	**125,535**	**333,586**
Financing Activities				
Proceeds from shares issued under share option scheme	441	599	3,633	5,660
Finance costs paid	(11,043)	(8,517)	(33,329)	(32,787)
Dividends paid	-	-	(96,345)	(30,897)
Payment to minority shareholders for share capital reduction of a subsidiary	-	-	(8,948)	-
Proceeds from issue of medium term notes	100,000	-	310,000	-
Proceeds from / (repayments of) bank borrowings	(140,796)	211,457	(153,930)	(110,379)
Repayment of finance lease liabilities	(993)	(771)	(2,897)	(2,551)
Fixed deposits pledged as security	-	-	(3,594)	-
Other financing cashflow	(78)	35	-	-
Cash flows from financing activities	**(52,469)**	**202,803**	**14,590**	**(170,954)**
Increase in cash & cash equivalents	**159,795**	**192,842**	**207,911**	**220,042**
Cash and cash equivalents at beginning of the period	**324,408**	**119,050**	**274,481**	**94,917**
Effect of exchange rate changes on balances held in foreign currencies	1,059	153	2,870	(2,914)
Cash and cash equivalents at end of the period *(2)*	**485,262**	**312,045**	**485,262**	**312,045**

(1) The operating cashflow of the Group increased by S$22.7 million to S$52.3 million from S$29.6 million for 3Q 2007 vs 3Q 2006 and by S$13.7 million to S$80.1 million from S$66.4 million for YTD Sep 2007 vs YTD Sep 2006, mainly due to the repayment from a joint venture to the Group during 3Q 2007.

***(2)* Cash and cash equivalents at end of period comprised:**

	30/09/2007 S$'000	30/09/2006 S$'000
Cash & Bank Balances	488,855	312,045
Fixed deposits pledged as security for term loan	(3,593)	-
Cash and cash equivalents at end of the period	**485,262**	**312,045**

The increase in the Group's cash and bank balances was due mainly to the compensation amounts received from Guangzhou Land Office and proceeds from divestment of Somerset Bayswater. It also included S$100 million raised in end September from the issuance of medium term notes which was used to repay bank borrowings in early October 2007.

1(d)(i) **STATEMENTS OF CHANGES IN EQUITY**

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority interests	Total Equity
GROUP														
At 1 January 2007	264,367	-	46,122	477	-	396,000	6,257	246,212	(160)	(18,724)	195,815	1,136,366	59,225	1,195,591
Effect of adopting FRS 16 (Paragraph 5)	-	-	(41,801)	-	-	-	-	-	-	-	(20,187)	(61,988)	(1,666)	(63,654)
At 1 January 2007, as restated	264,367	-	4,321	477	-	396,000	6,257	246,212	(160)	(18,724)	175,628	1,074,378	57,559	1,131,937
Effect of adopting FRS 40 (Paragraph 5)	-	-	(4,321)	-	-	-	-	-	-	-	4,321	-	-	-
At 1 January 2007, as restated	264,367	-	-	477	-	396,000	6,257	246,212	(160)	(18,724)	179,949	1,074,378	57,559	1,131,937
Issue of shares under the Share Option Plan	3,633	-	-	-	-	-	-	-	-	-	-	3,633	-	3,633
Issue of shares under the Performance Share Plan	185	-	-	-	-	-	(185)	-	-	-	-	-	-	-
Stock option/restricted shares expense	-	-	-	-	-	-	3,547	-	-	-	-	3,547	-	3,547
Performance shares expense	-	-	-	-	-	-	3,346	-	-	-	-	3,346	-	3,346
Hedging movement for the period	-	-	-	-	-	-	-	-	1,705	-	-	1,705	-	1,705
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(2,585)	-	(2,585)	-	(2,585)
Translation adjustment	-	-	-	(2)	-	-	-	5	-	-	-	3	979	982
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	12,865	-	12,865	(21,329)	(8,464)
Capital reduction of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(8,948)	(8,948)
Dividends paid	-	-	-	-	-	-	-	-	-	-	(96,114)	(96,114)	(231)	(96,345)
Transfer to/from reserves	-	-	-	18	-	-	-	-	-	-	(18)	-	-	-
Profit for the period	-	-	-	-	-	-	-	-	-	-	131,901	131,901	2,114	134,015
At 30 September 2007	268,185	-	-	493	-	396,000	12,965	246,217	1,545	(8,444)	215,718	1,132,679	30,144	1,162,823

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority interests	Total Equity
GROUP														
At 1 January 2006	314,416	294,278	80,867	603	95,136	396,000	2,754	5,474	(3,805)	1,406	79,943	1,267,072	125,972	1,393,044
Effect of adopting FRS 16 (Paragraph 5)	-	-	(46,761)	-	-	-	-	-	-	-	(33,952)	(80,713)	(14,016)	(94,729)
At 1 January 2006, as restated	314,416	294,278	34,106	603	95,136	396,000	2,754	5,474	(3,805)	1,406	45,991	1,186,359	111,956	1,298,315
Issue of shares under the Share Option Plan	5,660	-	-	-	-	-	-	-	-	-	-	5,660	-	5,660
Issue of shares under the Performance Share Plan	109	-	-	-	-	-	(109)	-	-	-	-	-	-	-
Stock option expense	-	-	-	-	-	-	1,246	-	-	-	-	1,246	-	1,246
Performance shares expense	-	-	-	-	-	-	1,150	-	-	-	-	1,150	-	1,150
Hedging movement for the period	-	-	-	-	-	-	-	-	3,978	-	-	3,978	-	3,978
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(10,437)	-	(10,437)	-	(10,437)
Translation adjustment	-	-	-	(57)	-	-	-	(42)	-	-	-	(99)	(840)	(939)
Disposal of subsidiaries and investment properties	-	-	(33,000)	(78)	-	-	-	-	(1,999)	(13,036)	-	(48,113)	(41,688)	(89,801)
Share of reserves of associates	-	-	-	-	-	-	-	(3,490)				(3,490)	-	(3,490)
Transfer (to) / from	51,798	(294,278)	-	-	-	-	-	242,480	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(30,458)	(30,458)	(439)	(30,897)
Expenses in relation to capital distribution	-	-	-	-	-	-	-	-	-	-	(6,136)	(6,136)	-	(6,136)
Capital distribution to shareholders	(107,860)	-	-	-	(95,136)	-	-	-	-	-	-	(202,996)	-	(202,996)
Profit for the period	-	-	-	-	-	-	-	-	-	-	149,998	149,998	4,031	154,029
At 30 September 2006	264,123	-	1,106	488	-	396,000	5,041	244,422	(1,826)	(22,067)	159,395	1,046,662	73,020	1,119,682

S$'000	Share Capital	Share Premium	Capital Reduction Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY						
At 1 January 2007	264,367	-	-	6,257	175,882	446,506
Issue of shares under the Share Option Plan	3,633	-	-	-	-	3,633
Issue of shares under the Performance Share Plan	185	-	-	(185)	-	-
Stock option/restricted shares expense	-	-	-	3,547	-	3,547
Performance shares expense	-	-	-	3,346	-	3,346
Dividends paid	-	-	-	-	(96,114)	(96,114)
Loss for the period	-	-	-	-	(9,430)	(9,430)
At 30 September 2007	268,185	-	-	12,965	70,338	351,488
At 1 January 2006	314,416	51,798	95,136	2,754	36,157	500,261
Issue of shares under the Share Option Plan	5,660	-	-	-	-	5,660
Issue of shares under the Performance Share Plan	109	-	-	(109)	-	-
Stock option expense	-	-	-	1,246	-	1,246
Performance shares expense	-	-	-	1,150	-	1,150
Transfer (to)/from	51,798	(51,798)	-	-	-	-
Expenses in relation to capital distribution	-	-	-	-	(6,136)	(6,136)
Capital distribution to shareholders	(107,860)	-	(95,136)	-	-	(202,996)
Dividends paid	-	-	-	-	(30,458)	(30,458)
Profit for the period	-	-	-	-	50,943	50,943
At 30 September 2006	264,123	-	-	5,041	50,506	319,670

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2006, the issued and paid up capital of the Company increased by S$3.8 million to S$268.2 million due to the exercise of share options under The Ascott Share Option Plan ("TASOP") and issue of new shares under The Ascott Performance Share Plan ("TAPSP").

Share Options

As at 30 September 2007, there were 18,227,125 (31 December 2006: 31,450,500) unissued ordinary shares of the Company under TASOP. The movements are as follows:

As at 1 January 2007	31,450,500
Cancelled/Lapsed during the financial period	(1,943,750)
Exercised during the financial period	(11,279,625)
As at 30 September 2007	18,227,125

There were no share options granted in 2007.

Restricted Shares

The Ascott Restricted Share Plan ("TARSP") was implemented by the Executive Resource and Compensation Committee in 2007.

As at 30 September 2007, there were 2,357,511 (31 December 2006: nil) awards outstanding under TARSP. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2007	-
Granted during the financial period	2,752,828
Granted due to adjustment during the financial period	70,249#
Cancelled during the financial period	(465,566)
As at 30 September 2007	2,357,511

- On 7 May 2007, adjustments were made to the number of conditional awards granted under TARSP, following the announcement of a special dividend on 26 April 2007.

Performance Shares

As at 30 September 2007, there were 7,446,555 (31 December 2006: 7,083,630) awards outstanding under TAPSP. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2007	7,083,630
Granted during the financial period	4,039,713
Granted due to adjustment during the financial period	225,496#
Issued during the financial period	(1,229,125)
Cancelled during the financial period	(2,673,159)
As at 30 September 2007	7,446,555

- On 7 May 2007, adjustments were made to the number of conditional awards granted under TAPSP, following the announcement of a special dividend on 26 April 2007.

2. Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2006, except for those as disclosed under Paragraph 5.

5. If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change

Arising from the adoption of FRS 40 *Investment Property* ("FRS 40"), serviced residences properties have to be accounted for as fixed assets under FRS 16 *Property, Plant and Equipment* ("FRS 16"). As such, the Group has adopted the cost model under FRS 16 to account for its serviced residences properties with effect from 1 January 2007. This change of accounting policy has resulted in the Group accounting for its serviced residences properties at cost less accumulated depreciation and impairment losses, after considering the serviced residences properties' residual values at the end of the Group's intended holding period.

The Group has a retail property which is considered as an investment property under FRS 40. As such, the Group adopted the fair value model under FRS 40 to account for this property with effect from 1 January 2007. This investment property will continue to be stated at market value and changes in market values will now be taken to the income statement instead of revaluation reserve.

Previously, the Group's properties, which were not held with the intention of sale in the ordinary course of business, were stated at valuation on an open market basis. The net surplus or deficits on revaluation were taken to revaluation reserve except when the total of the reserve was not sufficient to cover the deficit on an aggregate basis within the same geographical segment, in which case the amount by which the deficit exceeded the amount in the revaluation reserve was charged to the income statement. The Group's properties which were acquired through finance leases were capitalised at the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses.

In respect of the Group's adoption of the cost model under FRS 16 to account for its serviced residences properties, this change in accounting policy was recognised retrospectively in accordance with the provisions of FRS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, and comparatives have been restated.

In respect of the Group's adoption of the fair value model under FRS 40 to account for its retail property, this change in accounting policy was recognised prospectively in accordance with the transitional provisions of FRS 40, and comparatives need not be restated.

Subject to year-end audit, the financial impact on the Group arising from the application of FRS 16 and FRS 40 is as follows:

Change in accounting policy - FRS 16

	Increase / (Decrease)	
	01/01/2007 S$'million	01/01/2006 S$'million
Equity		
Revaluation reserve	(42)	(47)
Revenue reserve	(20)	(34)
Minority interests	(2)	(14)

	Increase / (Decrease)	
	YTD Sep 2007 S$'million	YTD Sep 2006 S$'million
Income Statement		
Net profit for the financial period	(5)	10

	Increase / (Decrease)
	31/12/2006 S$'million
Non-Current Assets as at 31 December 2006	
Investment properties	(1,181)
Properties under development	(118)
Property, plant and equipment	1,266
Other assets	(31)

Adoption of new accounting standard - FRS 40

	Increase / (Decrease)
	01/01/2007 S$'million
Equity	
Revaluation reserve	(4)
Revenue reserve	4

	Increase / (Decrease)
	YTD Sep 2007 S$'million
Income Statement	
Net profit for the financial period	2

Apart from FRS 16 and FRS 40, the Group adopted various FRS applicable from 1 January 2007. These do not have a significant impact on the Group's results.

Revenue for 3Q 2007 of S$116.5 million increased by 17% over that of 3Q 2006. The increase was mainly attributable to the Group's serviced residences in Europe, North Asia, Singapore and South East Asia.

In tandem with the higher revenue, operating EBITDA for 3Q 2007 at S$31.9 million was also higher by S$4.3 million or 16% than 3Q 2006.

In Europe, revenue of S$74.3 million for 3Q 2007 increased by 10% over that of 3Q 2006. This was mainly boosted by the 8% increase in REVPAU. The Group's initiatives on yield maximisation combined with the growing popularity and demand for serviced residences contributed to the increase in REVPAU. EBITDA for 3Q 2007 was marginally lower than 3Q 2006 as 3Q 2006 included higher interest income which was derived from The Ascott Mayfair divestment proceeds. Most of the divestment proceeds were subsequently used to repay the Group's borrowings.

In North Asia and Singapore, the increases in revenue and operating EBITDA in 3Q 2007 were mainly attributable to the increase in fee-based income. The higher fee-based income was mainly due to the fund management fees from Ascott China Fund and higher management fees from ART arising from better operating performance.

8(I)(a) Revenue and Operating EBITDA Analysis – YTD Sep 2007 vs YTD Sep 2006

	Ref	Revenue				Ref	Operating EBITDA			
		YTD Sep 2007	YTD Sep 2006	Better / (Worse)			YTD Sep 2007	YTD Sep 2006	Better / (Worse)	
		S$M	S$M	S$M	%		S$M	S$M	S$M	%
Serviced Residence		307.6	287.9	19.7	7%		84.9	78.7	6.2	8%
Retail and Others		11.2	15.8	(4.6)	-29%		4.6	9.3	(4.7)	-51%
	A.1	318.8	303.7	15.1	5%	A.10	89.5	88.0	1.5	2%
Serviced Residence										
Singapore		28.7	25.5	3.2	13%		8.7	9.7	(1.0)	-10%
South East Asia		17.4	26.1	(8.7)	-33%		11.4	16.2	(4.8)	-30%
North Asia		26.3	20.5	5.8	28%		6.6	10.0	(3.4)	-34%
Australia and New Zealand		29.7	32.1	(2.4)	-7%		(0.1)	(2.2)	2.1	95%
Europe		205.0	183.6	21.4	12%		67.8	62.4	5.4	9%
Others		0.5	0.1	0.4	400%		(1.7)	(0.1)	(1.6)	n.m
ART		-	-	-	-		8.2	3.7	4.5	122%
Unallocated items (including foreign exchange differences)		-	-	-	-		(16.0)	(21.0)	5.0	24%
		307.6	287.9	19.7	7%		84.9	78.7	6.2	8%

n.m – not meaningful

Revenue for YTD Sep 2007 of S$318.8 million increased by 5% over that of YTD Sep 2006. In tandem with the higher revenue, operating EBITDA for YTD Sep 2007 at S$89.5 million was also higher by 2% than YTD Sep 2006. This increase was underpinned by an overall REVPAU growth of S$6 to S$129 in YTD Sep 2007 from S$123 in YTD Sep 2006. The Group's serviced residence operations in majority of the geographical regions achieved double digit REVPAU increases in YTD Sep 2007.

6. **Earnings per ordinary share based on profits attributable to Members of the Company (in cents)**

	GROUP 3Q 2007	GROUP 3Q 2006	GROUP YTD Sep 2007	GROUP YTD Sep 2006
(i) Based on existing issued share capital #	2.1	3.6	8.2	9.5
(ii) On a fully diluted basis +	2.1	3. 6	8.1	9.3

\# Net earnings per share calculation for 3Q 2007 is based on the weighted average number of 1,604,404,175 shares in issue in 3Q 2007 (3Q 2006: 1,590,276,717 shares). Net earnings per share calculation for YTD Sep 2007 is based on the weighted average number of 1,600,928,703 shares in issue in YTD Sep 2007 (YTD Sep 2006: 1,586,349,822 shares). These are arrived at after taking into consideration the issue of ordinary shares upon exercise of share options and performance shares.

\+ The fully diluted earnings per share calculation for 3Q 2007 is based on the weighted average number of 1,627,218,576 shares in issue for 3Q 2007 (3Q 2006: 1,613,190,873 shares). The fully diluted earnings per share calculation for YTD Sep 2007 is based on the weighted average number of 1,637,317,825 shares in issue for YTD Sep 2007 (YTD Sep 2006: 1,611,875,550 shares). These are arrived at after taking into account the potential shares arising from the exercise of share options and the issue of restricted shares and performance shares which would dilute the basic earnings per share.

7. **Net asset value per ordinary share (cents)**

	Group 30/09/2007 (in cents)	Group 31/12/2006 (in cents)
NAV per share	70.6	67.5

Net asset value per share calculation is based on the issued shares of 1,604,594,842 as at 30 September 2007 (31 December 2006: 1,592,086,092 shares).

8(i) **Group Performance Review**

8(i)(a) **Revenue and Operating EBITDA Analysis – 3Q 2007 vs 3Q 2006**

	Ref	Revenue 3Q 2007 S$M	Revenue 3Q 2006 S$M	Revenue Better / (Worse) S$M	Revenue Better / (Worse) %	Ref	Operating EBITDA 3Q 2007 S$M	Operating EBITDA 3Q 2006 S$M	Operating EBITDA Better / (Worse) S$M	Operating EBITDA Better / (Worse) %
Serviced Residence		114.0	94.0	20.0	21%		31.2	25.1	6.1	24%
Retail and Others		2.5	5.2	(2.7)	-52%		0.7	2.5	(1.8)	-72%
	A.1	116.5	99.2	17.3	17%	A.10	31.9	27.6	4.3	16%
Serviced Residence										
Singapore		12.2	8.2	4.0	49%		3.6	2.1	1.5	71%
South East Asia		5.6	3.9	1.7	44%		4.1	2.5	1.6	64%
North Asia		11.9	4.9	7.0	143%		2.8	1.7	1.1	65%
Australia and New Zealand		9.8	9.7	0.1	1%		(0.6)	(0.6)	-	-
Europe		74.3	67.3	7.0	10%		25.7	26.6	(0.9)	-3%
Others		0.2	-	0.2	n.m.		(0.9)	-	(0.9)	n.m
ART		-	-	-	-		2.2	2.0	0.2	10%
Unallocated items (including foreign exchange differences)		-	-	-	-		(5.7)	(9.2)	3.5	38%
		114.0	94.0	20.0	21%		31.2	25.1	6.1	24%

n.m – not meaningful

8(i)(c) **Net Profit**

Net Profit	3Q 2007 S$M	3Q 2006* S$M	Better / (Worse) S$M	Better / (Worse) %	YTD Sep 2007 S$M	YTD Sep 2006* S$M	Better / (Worse) S$M	Better / (Worse) %
Net Profit from Operating Assets	12.7	12.2	0.5	4%	40.2	33.2	7.0	21%
Portfolio gains net of tax	28.3	49.2	(20.9)	-42%	110.4	126.3	(15.9)	-13%
Expenses Incurred for Development	(6.9)	(4.0)	(2.9)	-73%	(18.7)	(9.5)	(9.2)	-97%
Net profit attributable to shareholders	**34.1**	**57.4**	**(23.3)**	**-41%**	**131.9**	**150.0**	**(18.1)**	**-12%**

*– 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

The Group achieved net profit of S$34.1 million in 3Q 2007 and S$131.9 million for YTD Sep 2007, which were lower than 3Q 2006 & YTD Sep 2006 due to lower portfolio gains and higher expenses incurred for assets under development.

Profit from Operating Assets was stronger by 4% in 3Q 2007 and 21% for YTD Sep 2007 compared to their corresponding periods last year. This was attributable to better operating performances in most clusters as well as higher fee-based income from managing ART and Ascott China Fund.

The portfolio gains net of tax mainly related to:

(a) the Group's divestment of Somerset Chancellor Court to ART in 1Q 2007;
(b) the progressive recognition of the divestment gain from the compulsory acquisition of Masters Golf & Country Club land in 2Q 2007;
(c) the Group's divestments of Hotel Asia and Somerset Bayswater in 3Q 2007; and
(d) the Group's injection of two seed investments into Ascott China Fund in 3Q 2007.

Additional expenses of S$2.9 million in 3Q 2007 and S$9.2 million in YTD Sep 2007 were incurred in relation to the step-up efforts in pursuing assets under development, to support the Group's key strategy of incubating assets for future portfolio gains.

8(ii) **Additional Information:-**

8(ii)(a) **Operational Review**

The following operational review covers the entire Group's serviced residence business, whether owned, leased or managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	3Q 2007 S$' million	3Q 2006 S$' million	Better / (Worse) %	YTD Sep 2007 S$' million	YTD Sep 2006 S$' million	Better / (Worse) %
Singapore	15.3	16.7	-8%	44.3	44.3	-
South East Asia	43.0	31.8	35%	115.9	90.9	28%
North Asia	34.2	31.3	9%	98.2	88.5	11%
Australia and New Zealand	9.3	10.0	-7%	29.1	34.4	-15%
Gulf Co-operation Council (GCC)	2.6	0.5	420%	5.5	0.5	n.m
Europe	82.5	77.3	7%	227.7	214.9	6%
Total	**186.9**	**167.6**	**12%**	**520.7**	**473.5**	**10%**

n.m – not meaningful

Revenue per available unit ("REVPAU") analysis

REVPAU Analysis (System-Wide)	3Q 2007 S$/day	3Q 2006 S$/day	Better / (Worse) %	YTD Sep 2007 S$/day	YTD Sep 2006 S$/day	Better / (Worse) %
Singapore	198	167	19%	193	159	21%
South East Asia[1]	98	85	15%	92	81	14%
North Asia[2]	110	127	-13%	109	128	-15%
Australia / New Zealand	153	130	18%	159	127	25%
Gulf Co-operation Council (GCC)[3]	108	59[3]	83%	122	37[3]	230%
Europe	172	159	8%	159	144	10%
Overall REVPAU	**136**	**131**	**4%**	**129**	**123**	**5%**

1. South East Asia region covers the Group's operations in Vietnam, Thailand, Indonesia, Philippines and Malaysia.
2. North Asia region covers the Group's operations in China, Hong Kong, Japan and Korea.
3. The low REVPAU is due to only 1 property which opened in GCC in 2Q 2006.

System-wide Revenue and REVPAU Analysis

The Group's system-wide revenue in 3Q 2007 grew to S$186.9 million, representing a 12% increase vis-à-vis 3Q 2006. This was supported by an increase of S$5 or 4% in the overall REVPAU to S$136 in 3Q 2007. Similarly, the Group's system-wide revenue in YTD Sep 2007 grew to S$520.7 million, representing a 10% increase vis-à-vis YTD Sep 2006. In addition, all geographical regions, except North Asia, in which the Group has serviced residence operations continued to experience improvements in the REVPAU during the period.

In Singapore, the serviced residence operations remain strong, with a REVPAU of S$198 achieved in 3Q 2007 and S$193 achieved in YTD Sep 2007 respectively. The 19% and 21% increases over 3Q 2006 and YTD Sep 2006 were due to strong demand for accommodation as a result of increased business activities in Singapore and higher tourist arrivals.

On the back of strong economic growth enjoyed in most South East Asia countries as a result of increased foreign direct investment and private sector investment, the Group's serviced residence operations in South East Asia also saw an increase in the REVPAU by 15% to S$98 in 3Q 2007 and by 14% to S$92 in YTD Sep 2007. This was despite the Group having to operate in challenging business conditions in some of the countries.

The REVPAU of the Group's serviced residence operations in North Asia for 3Q 2007 at S$110 and YTD Sep 2007 at S$109 was lower as compared to the REVPAU of S$127 in 3Q 2006 and S$128 in YTD Sep 2006. This was primarily due to the inclusion of the new China properties in the system-wide analysis. Excluding the new China properties, the REVPAU of the Group's serviced residence operations in North Asia would have been increased by 3% from S$131 in YTD Sep 2006 to S$135 in YTD Sep 2007.

The Group's serviced residence operations in Australia and New Zealand continued the upward trend since 2006. The REVPAU for 3Q 2007 at S$153 grew by 18% compared to 3Q 2006. The REVPAU for YTD Sep 2007 at S$159 similarly grew by 25% compared to YTD Sep 2006. This reflected the results of the ongoing efforts to increase long-stay business and corporate accounts, as well as an increased share of the leisure market.

The Group's serviced residence operations in Europe continued to do well in 3Q 2007 and YTD Sep 2007 with an increase of the REVPAU of 8% to S$172 in 3Q 2007 and 10% to S$159 in YTD Sep 2007. The initiatives on yield maximisation combined with the increase in cross-selling between Europe and Asia contributed to the REVPAU improvement.

Note : The system-wide revenue and REVPAU for 2006 have been translated at 2007 exchange rates for analysis purposes.

Awards and Accolades

The Group was accorded numerous honours worldwide. The following were significant:

Service Excellence Award

1. The Ascott Group clinched the top spot in China's 2007 "Top 100 Serviced Apartments Award" for the fourth consecutive year. The award was given by China Association of Real Estate, World Real Estate Academy, World Executive Weekly Magazine, The Wall Street Wire and China Consumer Report.

2. The Ascott Group was presented with "Best Serviced Residence (Group)" award by TravelWeekly Asia.

3. The Group's Korean property – Somerset Palace Seoul, was awarded "Luxury Premier Serviced Residence" by The Korean Times.

4. Three China properties managed by The Ascott Group, Ascott Beijing, Ascott Shanghai Pudong and Somerset Olympic Tower, Tianjin, were presented with "China's Best Serviced Apartments" awards by Forbes China magazine.

5. Ascott brand was voted "Best Serviced Residence Brand" and Ascott Shanghai Pudong was voted "Best Serviced Residence" in Asia Pacific by Business Traveller Asia Pacific.

6. The Ascott Group was voted "Best Serviced Residence Company" by Business Traveller UK.

7. Ascott's Somerset serviced residences in Vietnam were awarded the "Guide Award 2007 – Excellent Performance for 2006 & 2007" by Vietnam Economic Times' Guide Magazine. The award recognises hospitality organizations which contributed to the development of Vietnam's tourism industry

Other Award

1. Ascott Singapore Raffles Place, which is under development, received the BCA Green Mark Award 2007 by Building and Construction Authority of Singapore.

Corporate awards / recognition

1. The Ascott Group was conferred "2006 Golden Dragon Award" which honours the success of foreign-invested enterprises in Vietnam and acknowledges the contributions of foreign investors to the country's economy.

2. Ascott International Vietnam was voted one of the 50 best employers in Vietnam, in a survey carried out jointly by Navigos Group, AC Nielsen and Thanh Nien newspaper.

3. The Ascott Group's serviced residence management arm – Ascott International Management (2001) Pte Ltd, has been granted the Singapore Economic Development Board's International Headquarters (IHQ) Award. Ascott received the IHQ Award for establishing the Group's headquarters in Singapore, and using the city as a base for conducting headquarter management activities to oversee, manage and control regional and global operations and businesses.

8(ii)(b) **Investment and Business Development Review – YTD Sep 2007**

(1) In YTD Sep 2007, the Group invested in three serviced residence developments in China and one serviced residence development each in Germany, India, Japan, Singapore and United Kingdom. The Group also secured five management contracts, one each in Thailand and Vietnam and three in new markets, namely one in Russia and two in Kazakhstan.

	Name of property	No. of units	Description
1Q 2007			
Russia	Somerset Strogino, Moscow	150	The Group secured a management contract by Amtel for a serviced residence located at Kulakova Street, Moscow. The contract is for 5 years, with option to extend for another 5 years. The property is expected to open in 2010.
China	Citadines Shanghai Biyun	182	The Group entered into a sale and purchase agreement with Jing Wealth Enterprises Limited to acquire a 100% stake in an existing serviced residence, Ying Biao Garden Apartment, located in Pudong New District. The property is targeted to reopen in the fourth quarter of 2007 after refurbishment. The property has been injected as a seed investment into Ascott China Fund in 3Q 2007.
	Citadines Xi'an Central	162	The Group signed a sale and purchase agreement with Skillplus Enterprise Pte Ltd to acquire an effective 75% stake in a building located at Beilin District. The property opened on 1 August 2007.
Japan	Citadines Tokyo Shinjuku	160	The Group entered into a memorandum of understanding with Mitsubishi Estate Co Ltd to acquire a prime site located at Shinjuku, Tokyo. The Group holds a 40% equity stake in this joint venture. The site will be redeveloped and the property is targeted to open in the first half of 2009.
1Q 2007	**TOTAL**	**654**	
2Q 2007			
Thailand	Somerset Amar Garden, Bangkok	122	The Group secured a management contract by Amar Garden Ltd for a serviced residence located at Sukhumvit Soi 2. The contract is for 5 years, with option to extend for another 5 years. The property is scheduled to open in the second half of 2008.
Germany	Citadines Munich Arnulfpark	146	The Group signed a sale and purchase agreement with GBI Gesellschaft für Beteiligungen und Immobilien-Projektwicklung mbH & Co. KG (GBI) for the development of a turnkey project in West Munich. The property is targeted to open in second half of 2009.
China	Citadines Shenzhen Garden City	240	The Group acquired part of a property located in the heart of Nanshan Commercial and Cultural Centre, from China Merchants Real Estate (Shenzhen) Co., Ltd. The residential building will be converted into a serviced residence. The property is targeted to open in the first half of 2008.
India	Citadines Chennai OMR Gateway	300	The Group signed another joint-venture agreement with The Rattha Group to acquire a 40% equity stake in a property located along Old Mahabalipuram Road (OMR). The property is targeted to open in the first half of 2010.
2Q 2007	**TOTAL**	**808**	

	Name of property	No. of units	Description
3Q 2007			
Singapore	Citadines Singapore Mount Sophia	154	The Group signed a conditional agreement with CapitaCommercial Trust and CapitaLand Selegie Private Limited to acquire 100% interest in a 99-year leasehold property at Wilkie Road. The property is scheduled to open in the first half of 2009.
Vietnam	Somerset Saigon City, Ho Chi Minh City	232	The Group secured a management contract by Binh Duong-Hacota Investment & Development Co. Ltd to manage a serviced residence in the Central Business District of Ho Chi Minh City.
United Kingdom	Citadines Edinburgh Quartermile	107	The Group signed an agreement with Gladedale Capital for a turnkey project to construct a seven-storey building in its bare shell status and to be furnished into a serviced residence. The property is targeted to open in mid 2009.
Kazakhstan	Ascott Astana	200	The Group secured a management contract by Tsesna Corporation, a well-established conglomerate in Kazakhstan, to manage a property situated in Kazakhstan's capital city of Astana. The property is targeted to open in the first half of 2009.
	Citadines Aktau	120	The Group secured another management contract by Tsesna Corporation, to manage a property in Aktau which is located in the oil rich western region in Kazakhstan. The property is targeted to open in the first half of 2009.
3Q 2007	**TOTAL**	**813**	
YTD Sep 2007	**TOTAL**	**2,275**	

(2) In 2Q 2007, as part of the Group's further expansion in China, Ascott China Fund has successfully closed with capital commitments of US$500 million. The Group holds a 33% interest in this fund.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results

None.

10. Prospects

The Group is well-positioned strategically to benefit from the growing demand for serviced residences from business travellers who need good quality residential accommodation and services for extended periods.

The Group will continue to execute its strategy of acquiring and incubating properties to build up a strong pipeline for portfolio gains in the future. With the establishment of Ascott China Fund in 2Q 2007, the fund will propel the Group's expansion in China. The Group is also expected to benefit from higher fee-based income through new serviced residence management contracts as well as REIT and fund management fees.

The Group's portfolio gains and operating performance in 2007 are expected to remain strong.

11. Dividends

No interim dividend for the period ended 30 September 2007 is recommended.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	YTD September 2007	YTD September 2007
	S$'M	S$'M
CapitaLand Ltd and its associates		
Sale of a subsidiary to ART	23.5	
Acquisition of 154-unit serviced residence	(79.3)**	
Property management fee income	-	9.3
Acquisition fee income	-	3.4
Group management and support services fees	-	(0.7)
Financial advisory fees for the creation of Ascott China Fund	-	(0.2)
Internal audit fees	-	(0.6)

*The aggregate value is for the contract period
** Subject to Shareholders' approval.

13. **Negative Assurance Confirmation on Interim Financial Results Under Rule 705(4) of the Listing Manual**

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Company (comprising the balance sheets, consolidated income statement, statements of changes in equity and consolidated cash flow statement (together with their accompanying notes) as at 30 September 2007 and the results of the business, changes in equity and cash flows of the Group for the 9 months ended on that date), to be false or misleading in any material respect.

On behalf of the Board

Liew Mun Leong
Director

Jennie Chua
Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew / Lam Chee Kin
Joint Company Secretaries

Singapore
26 October 2007



THE ASCOTT GROUP

A Member of CapitaLand

3Q 2007 Financial Results

26 October 2007

THE ASCOTT GROUP
A Member of CapitaLand

Disclaimer



These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.



3Q 2007 Highlights

- **Achieved net profit of S$34.1 million**
- **Better performance from operating assets**
  - Revenue of S$116.5 million, 17% higher than 3Q 2006
  - PATMI of S$12.7 million, 4% higher than 3Q 2006
- **Net divestment gains**
  - S$28.3 million mainly from completion of Hotel Asia and Somerset Bayswater divestments
- **Increased incubation role**
  - Assets under development stood at S$0.4 billion, four times higher than 3Q 2006
  - S$6.9 million incurred for expenses under development, 73% higher than 3Q 2006
- **Investment commitment**
  - S$155 million for two properties, bringing total YTD Sep 2007 to S$450 million
- **Property portfolio**
  - Increased by 813 units in 3Q 2007 through investments and management contracts

Agenda



- Financial Review
- Business Review
- Prospects

THE ASCOTT GROUP

A Member of CapitaLand



FINANCIAL REVIEW

THE ASCOTT GROUP
A Member of CapitaLand

Summary Income Statement



S$m

	3Q 2007	3Q 2006#	Better/ (Worse)	%
Revenue	**116.5**	**99.2**	↑	**17%**
Operating EBITDA	**31.9**	**27.6**	↑	**16%**
PATMI *	**34.1**	**57.4**	↓	**41%**

** Comprised:*				
PATMI from Operating Assets	*12.7*	*12.2*	↑	*4%*
Net Portfolio Gains	*28.3*	*49.2*	↓	*42%*
Expenses Incurred for Development	*(6.9)*	*(4.0)*	↓	*73%*

 # restated for retrospective adoption of FRS16 accounting for SR properties. 3Q 2006 PATMI previously announced was S$58.9m.

REVENUE AND PATMI FROM OPERATING ASSETS HIGHER THAN LAST YEAR
OVERALL REVPAU ↑ S$5 TO S$136

Summary Income Statement



S$m	YTD Sep 2007	YTD Sep 2006#	Better/ (Worse)	%
Revenue	318.8	303.7	↑	5%
Operating EBITDA	89.5	88.0	↑	2%
PATMI *	**131.9**	**150.0**	↓	**12%**

* Comprised:				
PATMI from Operating Assets	*40.2*	*33.2*	↑	*21%*
Net Portfolio Gains	*110.4*	*126.3*	↓	*13%*
Expenses Incurred for Development	*(18.7)*	*(9.5)*	↓	*97%*

 # restated for retrospective adoption of FRS16 accounting for SR properties. YTD Sep 2006 PATMI previously announced was S$139.8m.

PATMI FROM OPERATING ASSETS ⇧ 21% FROM 2006

Divestments
3Q 2007



- **Hotel Asia (Singapore)**
  - Completed divestment in July 2007

- **Somerset Youyi, Tianjin and Citadines Shanghai Biyun (China)**
  - Injection of two seed investments into the Ascott Serviced Residence (China) Fund in August 2007
  - Retained management contracts

- **Somerset Bayswater, London (United Kingdom) (50%)**
  - Completed divestment in September 2007

Group Revenue
YTD Sep 2007 vs YTD Sep 2006



S$m
350
300
250
200
150
100
50
0
287.9
307.6
249.8
15.8
11.2
8.8
303.7
318.8
258.6
Serviced Residence
Non-Serviced Residence
Total
□ YTD Sep 2006
■ YTD Sep 2007
— Same Store^

ON SAME STORE BASIS, TOTAL REVENUE EXCEEDED LAST YEAR

^ Same Store:
YTD Sep 2007 – exclude revenue of properties not in YTD Sep 2006
YTD Sep 2006 – exclude revenue of properties divested and effects of foreign exchange rates

Serviced Residence Revenue
YTD Sep 2007 vs YTD Sep 2006





S$m
200
150
100
50
0
25.5
28.7
22.0
26.1
17.4
10.0
20.5
26.3
12.8
32.1
29.7
25.2
0.1
0.5
183.6
205.0
179.7
Singapore
South East Asia
North Asia
Australia/ NZ
GCC/India
Europe
□ YTD Sep 2006
■ YTD Sep 2007
— Same Store^

ON SAME STORE BASIS, ALL REGIONS EXCEEDED LAST YEAR

^ Same Store:
YTD Sep 2007 – exclude revenue of properties not in YTD Sep 2006
YTD Sep 2006 – exclude revenue of properties divested and effects of foreign exchange rates

THE ASCOTT GROUP
A Member of CapitaLand

Group Operating EBITDA*
YTD Sep 2007 vs YTD Sep 2006





S$m
120
80
40
0
96.0
92.7
78.0
9.3
4.8
4.8
4.6
105.3
97.3
82.8
Serviced Residence
Non-Serviced Residence
Total
YTD Sep 2006
YTD Sep 2007
Same Store^

ON SAME STORE BASIS, OPERATING EBITDA EXCEEDED LAST YEAR

** Operating EBITDA excludes corporate cost and FX gain/(loss), as well as Ascott's share of ART's results*
^ Same Store:
YTD Sep 2007 – exclude operating EBITDA of properties not in YTD Sep 2006
YTD Sep 2006 – exclude operating EBITDA of properties divested and effects of foreign exchange rates

Serviced Residence Operating EBITDA*
YTD Sep 2007 vs YTD Sep 2006



S$m
75
65
55
45
35
25
15
5
-5
Mainly due to start up costs of recently opened properties
Mainly due to start up costs of entering new markets
9.7
8.7
6.4
16.2
11.4
7.8
10.0
6.6
6.0
-1.7
-2.2
-0.1
-0.1
-1.7
62.4
67.8
59.6
S'pore
South East Asia
North Asia
Australia/ NZ
GCC/India
Europe
YTD Sep 2006
YTD Sep 2007
—Same Store^

ON SAME STORE BASIS, ALL REGIONS EXCEEDED LAST YEAR EXCEPT NORTH ASIA & GCC/INDIA

** Operating EBITDA excludes corporate cost and FX gain/(loss), as well as Ascott's share of ART's results*

^ Same Store:

YTD Sep 2007 – exclude operating EBITDA of properties not in YTD Sep 2006

YTD Sep 2006 – exclude operating EBITDA of properties divested and effects of foreign exchange rates

THE ASCOTT GROUP
A Member of CapitaLand

Balance Sheet Profile




S$m
3,000
2,500
2,000
1,500
1,000
500
0
Total Assets =
S$2.3 bn
Total Assets =
S$2.6 bn
509
1,813
78%
494
57
1,074
70%
737
1,816
71%
841
30
1133
78%
31/12/2006 (restated)*
30/9/2007
Other Assets
Short Term Borrowings
& Other Liabilities
Minority Interest
Investments & Fixed Assets
Long Term Borrowings
Share Cap & Reserves

** Restated for retrospective adoption of FRS16 accounting for SR properties*

THE ASCOTT GROUP
A Member of CapitaLand

Key Financial Ratios



	YTD Sep 2006*	YTD Sep 2007	Comments
ROE (%) (annualised)	13.6%	12.3%	Driven by strong portfolio gains and operating profits
EPS (¢) (annualised)	10.0	8.7	Mainly due to increase in number of issued shares
Gearing Ratio	0.43	0.46	Increased level of investment
Interest Cover Ratio (ICR)	9.1x	7.1x	Healthy interest cover ratio.

ICR = EBITDA / Net interest expenses. Includes portfolio gains.
** Restated for retrospective adoption of FRS16 accounting for SR properties*

THE ASCOTT GROUP
A Member of CapitaLand



BUSINESS REVIEW

Highlights



Operations

- **RevPAU Performance**
- **New Properties Opened**
- **Awards**

Portfolio Management

- **Divestments**
- **New Investments**
- **New Management Contracts**

THE ASCOTT GROUP
A Member of CapitaLand

System-wide RevPAU Growth


S$
200
150
100
50
0
Singapore
SE Asia
North Asia
Australia/ NZ
GCC
Europe
Total
159
193
21%
81
92
14%
128
109
RevPAU of S$129 (+1%) excluding new properties opened in 2007
127
159
25%
37
122
Somerset Jadaf in Dubai opened in 2Q 2006
144
159
10%
123
129
5%
RevPAU of S$135 (+10%) excluding new properties opened in 2007
YTD Sep 2006
YTD Sep 2007

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at September 07 average rates

New Properties Opened YTD Sep 2007

Opened 1,004 units

- Ascott Makati (The Philippines)
- Somerset Al Fateh, Manama (Bahrain)
- Citadines Suzhou Xinghai (China)
- Citadines Bangkok Sukhumvit 16 (Thailand)
- ZhongGuanCun Residence, Beijing (China)
- Citadines Xi'An Central (China)



Somerset Al Fateh, Manama



Ascott Makati



Citadines Bangkok Sukhumvit 16

Awards
3Q 2007



- **Best Serviced Residence Brand**
  - Awarded by Business Traveller Asia Pacific Awards 2007 to Ascott branded serviced residences
- **Best Serviced Residence**
  - Awarded by Business Traveller Asia Pacific Awards 2007 to Ascott Shanghai Pudong
- **Best Serviced Residence Company**
  - Awarded by Business Traveller UK Awards 2007 to The Ascott Group
- **China's Best Serviced Apartments**
  - Awarded by Forbes China to Ascott Beijing, Ascott Shanghai Pudong and Somerset Olympic Tower, Tianjin
- **"Guide Award 2007 – Excellent Performance for 2006 & 2007"**
  - Awarded by Vietnam Economic Times to Somerset branded serviced residences

THE ASCOTT GROUP
A Member of CapitaLand



Portfolio Management

Track Record in Securing Attractive Deals

Current Portfolio*
19,400 units

Management Contracts

Feb 2007
Somerset Strogino, Moscow

May 2007
Somerset Amar Garden, Bangkok

July 2007
- Ascott Astana
- Citadines Aktau

September 2007
Somerset Saigon City

October 2007
Citadines Tbilisi Freedom Square

Committed Investment of about S$ 470 million since January 2007

Jan 2007
Citadines Tokyo Shinjuku

Feb 2007
MOU with Amtel in Russia

March 2007
- Citadines Shanghai Biyun
- Citadines Xi'an Central

May 2007
Citadines Shenzhen Garden City

June 2007
- Citadines Chennai OMR Gateway
- Citadines Munich Arnulfpark

July 2007
Citadines Edinburgh Quartermile

August 2007
Citadines Singapore Mount Sophia

October 2007
Citadines Kyoto Gojo

Divestment of S$ 569 million since January 2007

Jan 2007
Sale of Somerset Chancellor Court, Ho Chi Minh City (40.2% stake) to ART

Feb 2007
Hotel Asia

Apr 2007
Master's Golf & Country Club

July 2007
Somerset Bayswater, London

September 2007
- Somerset Youyi, Tianjin
- Citadines Shanghai Biyun

October 2007
Portofino (6 Sarkies Road), Singapore

* As at 26 October 2007.

THE ASCOTT GROUP
A Member of CapitaLand

New Investments



Japan – Investment of S$21 million

- **Citadines Kyoto Gojo (40%)**
  - Joint venture with long-standing partner Mitsubishi Estate Co Ltd
  - Prime site in Kyoto's Gojo district and a 10-minute walk from the city's business district
  - Opening in 2010

Singapore – Investment of S$79 million

- **Citadines Singapore Mount Sophia (100%)**
  - Signed conditional agreement with CapitaCommercial Trust and CapitaLand Selegie Private Limited
  - Part of Wilkie Edge, Singapore's upcoming arts, learning and entertainment hub

United Kingdom – Investment of S$76 million

- **Citadines Edinburgh Quartermile (100%)**
  - Entry into a new city
  - Within Quartermile, a premier business, residential and retail development project located in the heart of Edinburgh's city centre

New Management Contracts

Georgia – 65 units added

- **Citadines Tbilisi Freedom Square**
  - Located in the heart of Georgia's capital and largest city
  - Awarded by Amtel Properties Development
  - Opening in 2008

Kazakhstan – 320 units added

- **Ascott Astana (200 units)**
  - Located in the city centre of Kazakhstan's capital
  - Awarded by Tsesna Corporation
  - Opening in 2009

- **Citadines Aktau (120 units)**
  - Located in oil-rich western Kazakhstan
  - Awarded by Tsesna Corporation
  - Opening in 2009



Citadines Aktau, Kazakhstan

Vietnam – 232 units added

- **Somerset Saigon City**
  - Located in Ho Chi Minh City's city centre
  - Opening in 2009

THE ASCOTT GROUP

A Member of CapitaLand



PROSPECTS

Prospects



- ✓ Well-positioned strategically to benefit from growing demand for serviced residences from business travellers who need good quality residential accommodation and services for extended periods
- ✓ Continue to execute its strategy of acquiring and incubating properties to build up a strong pipeline for portfolio gains in the future
- ✓ Establishment of the Ascott Serviced Residence (China) Fund will propel the Group's expansion in China
- ✓ Expect to benefit from higher fee-based income through new serviced residence management contracts, as well as REIT and fund management fees
- ✓ Portfolio gains and operating performance in 2007 are expected to remain strong

THE ASCOTT GROUP

A Member of CapitaLand



Thank You

Embargoed for release till 5.05pm, 26 October 2007

CapitaLand

CAPITALAND LIMITED

(Registration Number : 198900036N)

2007 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2007 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

		Group					
	Note	3Q 2007 S$'000	3Q 2006 S$'000 (restated)	% Change	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000 (restated)	% Change
Continuing operations							
Revenue	A	**895,769**	**718,668**	**24.6**	**2,468,375**	**2,149,046**	**14.9**
Cost of sales	A	(620,479)	(510,025)	21.7	(1,621,839)	(1,572,983)	3.1
Gross profit		275,290	208,643	31.9	846,536	576,063	47.0
Other operating income	B	295,870	191,333	54.6	1,255,357	383,528	227.3
Administrative expenses	C	(142,844)	(116,803)	22.3	(367,747)	(202,344)	81.7
Other operating expenses	D	16,915	44,804	(62.2)	14,813	43,080	(65.6)
Profit from continuing operations		**445,231**	**327,977**	**35.8**	**1,748,959**	**800,327**	**118.5**
Finance costs		(100,178)	(85,634)	17.0	(288,431)	(229,241)	25.8
Share of results (net of tax)							
- associates		35,272	205,543	(82.8)	520,400	256,261	103.1
- jointly-controlled entities		278,130	31,657	778.6	533,462	46,859	NM
	E	313,402	237,200	32.1	1,053,862	303,120	247.7
Profit before taxation from continuing operations		658,455	479,543	37.3	2,514,390	874,206	187.6
Taxation	F	(56,947)	(59,326)	(4.0)	(189,441)	(125,962)	50.4
Profit after taxation from continuing operations		601,508	420,217	43.1	2,324,949	748,244	210.7
Discontinued operations							
Profit after taxation from discontinued operations	G	-	12,536	NM	-	26,869	NM
Profit after taxation		601,508	432,753	39.0	2,324,949	775,113	199.9
Attributable to:							
Equity holders of the Company ("PATMI")		**563,933**	**272,410**	**107.0**	**2,084,661**	**559,152**	**272.8**
Minority interests ("MI")		37,575	160,343	(76.6)	240,288	215,961	11.3
		601,508	432,753	39.0	2,324,949	775,113	199.9

NM : Not meaningful

Note : The comparative income statement for 3Q 2006 and YTD September 2006 had been restated to take into account the retrospective adjustments relating to FRS 16 – Property, Plant and Equipment. Please refer to Item 4.

1(a)(ii) Explanatory Notes to Income Statement – 3Q 2007 vs 3Q 2006

(A) Revenue, Cost of Sales

The higher revenue in 3Q 2007 was largely attributable to higher sales from China's development projects and revenue from Raffles City Shanghai, which became a subsidiary in September 2006. The increases were partially offset by lower fee-based income and the deconsolidation of Ascott Residence Trust ("ART")'s revenue as ART ceased to be a subsidiary following the reduction of the Group's stake in March 2007.

Cost of sales was also higher in tandem with higher sales but the increase was partially offset by higher write back of provisions for foreseeable losses due to the strong recovery of residential property prices in Singapore.

(B) Other Operating Income

		Group		
		3Q 2007 S$'000	3Q 2006 S$'000	% Change
Other Operating Income		**295,870**	**191,333**	**54.6**
Investment income	(i)	3,359	6,887	(51.2)
Interest income	(ii)	26,776	35,818	(25.2)
Other income (including portfolio gains)	(iii)	220,644	149,038	48.0
Fair value gains of investment properties	(iv)	56,073	–	NM
Foreign exchange loss	(v)	(10,982)	(410)	NM

NM : Not meaningful

(i) Investment income of $3.4 million arose mainly from the Group's investments in Singapore, Japan and Hong Kong. 3Q 2006's higher investment income came from an investment in China which has yet to declare dividend this year.

(ii) Interest income was lower as an interest bearing loan to an associate had been repaid in September 2006.

(iii) Other income included portfolio gains of $213.1 million. The portfolio gains came mainly from the divestment of stakes in an associated company and a jointly-controlled entity, owners of Chevron House and Raffles Hospital respectively, as well as Hotel Asia.

(iv) The fair value gains of $56.1 million came mainly from one of the Group's commercial buildings.

(v) The foreign exchange loss of $11.0 million arose mainly from the revaluation of USD and AUD denominated loan receivables as the USD and AUD have weakened against the SGD.

(C) Administrative Expenses

	Group		
	3Q 2007 S$'000	3Q 2006 S$'000 (restated)	% Change
Administrative Expenses	**(142,844)**	**(116,803)**	**22.3**
<u>Included in Administrative Expenses:-</u>			
Depreciation and amortisation	(9,908)	(10,736)	(7.7)
Allowance for doubtful receivables	(811)	(12,903)	(93.7)

Administrative expenses comprise staff costs, depreciation expenses, operating lease expenses and other administrative expenses. The increase was largely attributable to higher staff costs as a result of the increased staff headcount to meet the Group's growing business operations. Share-based expenses have also increased due to higher market value of CapitaLand's share which resulted in higher fair value for the employee share plans. These increases were partially offset by the absence of impairment and allowances made in 3Q 2006 in relation to some assets in Malaysia.

(D) Other Operating Expenses

Included in other operating expenses for 3Q 2007 were write backs of provision of $7.0 million for profit warranty and penalty provision of $12.5 million relating to a tax dispute in United Kingdom which were no longer required.

3Q 2006's other operating expenses included a $41.0 million write back of assets revaluation reserves previously charged to the income statement and a $9.7 million write back of provision for profit warranty which was no longer required.

(E) Share of results (net of tax) of Associates and Jointly-Controlled Entities

The share of associates' results was lower than 3Q 2006 as 3Q 2006 included a share of gain of $186.0 million from the sale of Raffles City Singapore.

The higher share of jointly-controlled entities' results was largely attributable to the share of fair value gain from the AIG Tower in Hong Kong and divestment gain from Somerset Baywater.

(F) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

Tax expense of $56.9 million in 3Q 2007 is net of a $12.7 million over-provision of tax for prior years (3Q 2006: over-provision of $5.1 million).

(G) Discontinued Operations

In 3Q 2006, Raffles Holdings Limited recorded an additional gain of $12.5 million upon finalisation of the divestment accounts of the hotel's business.

(H) Gain from the sale of investments

Included in the Group's profit after tax and minority interests ("PATMI") for 3Q 2007 were the following net gains from the sale of investments / property, plant and equipment:

	S$M
Savu Properties Ltd (owner of Chevron House)	150.3
CapitaLand-Raffles Properties Pte Ltd	26.0
Hotel Asia	14.8
Somerset Baywater (accounted for in share of jointly–controlled entities' results – refer to item E)	11.7
Jiulong Mall	5.9
Others	2.6
Total Group's share of gain after tax & MI for 3Q 2007	**211.3**

1(b)(i) Balance Sheet

As at 30/09/2007 vs 31/12/2006

	Group			Company		
	30/09/2007 S$'000	31/12/2006 S$'000 (restated)	% Change	30/09/2007 S$'000	31/12/2006 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,425,995	1,448,302	(1.5)	4,440	1,761	152.1
Intangible Assets	39,877	38,757	2.9	–	–	–
Investment Properties	5,381,407	5,372,184	0.2	–	–	–
Properties Under Devt	260,744	296,116	(11.9)	–	–	–
Interests in Subsidiaries	–	–	–	2,282,608	2,895,750	(21.2)
Interests in Associates & Jointly-Controlled Entities	6,327,106	4,747,291	33.3	–	–	–
Other Assets	409,930	363,248	12.9	1,605,495	231	NM
	13,845,059	**12,265,898**	**12.9**	**3,892,543**	**2,897,742**	**34.3**
Current Assets						
Devt Properties for Sale	*3,915,922*	*3,622,665*	*8.1*	–	–	–
Trade & Other Receivables	*1,494,385*	*2,024,538*	*(26.2)*	*1,954,968*	*1,544,600*	*26.6*
Cash & Cash Equivalents	*3,815,290*	*2,684,851*	*42.1*	*639,665*	*1,477,510*	*(56.7)*
Other Current Assets	*300,310*	*806*	*NM*	–	–	–
	9,525,907	**8,332,860**	**14.3**	**2,594,633**	**3,022,110**	**(14.1)**
Less: Current Liabilities						
Trade & Other Payables	*2,259,755*	*1,862,377*	*21.3*	*245,680*	*472,861*	*(48.0)*
Short-Term Borrowings	*1,613,953*	*1,793,390*	*(10.0)*	*187,607*	*208,939*	*(10.2)*
Finance Leases	*3,839*	*3,594*	*6.8*	–	–	–
Other Current Liabilities	*397,877*	*316,827*	*25.6*	*9,940*	*6,980*	*42.4*
	4,275,424	**3,976,188**	**7.5**	**443,227**	**688,780**	**(35.7)**
Net Current Assets	**5,250,483**	**4,356,672**	**20.5**	**2,151,406**	**2,333,330**	**(7.8)**
Less: Non-Current Liabilities						
Long-Term Borrowings	7,278,767	6,288,159	15.8	1,289,035	461,679	179.2
Finance Leases	43,080	44,685	(3.6)	–	–	–
Other Non-Current Liabilities	636,341	825,277	(22.9)	49,994	34,972	43.0
	7,958,188	**7,158,121**	**11.2**	**1,339,029**	**496,651**	**169.6**
Net Assets	**11,137,354**	**9,464,449**	**17.7**	**4,704,920**	**4,734,421**	**(0.6)**
Representing:						
Share Capital	4,347,725	4,304,907	1.0	4,347,725	4,304,907	1.0
Reserves	4,958,854	3,063,392	61.9	357,195	429,514	(16.8)
Equity attributable to Equity Holders of the Company	9,306,579	7,368,299	26.3	4,704,920	4,734,421	(0.6)
Minority Interests	1,830,775	2,096,150	(12.7)	–	–	–
Total Equity	**11,137,354**	**9,464,449**	**17.7**	**4,704,920**	**4,734,421**	**(0.6)**

NM : Not meaningful

Note : The Group's comparative balance sheet as at 31 December 2006 had been restated to take into account the retrospective adjustments relating to FRS 16 – Property, Plant and Equipment. Please refer to Item 4.

1(b)(ii) Group's borrowings (including finance leases)

	Group	
	As at 30/09/2007 S$'000	**As at 31/12/2006 S$'000**
Amount repayable in one year or less, or on demand:-		
Secured	427,840	244,525
Unsecured	1,189,952	1,552,459
Sub-Total 1	**1,617,792**	**1,796,984**
Amount repayable after one year:-		
Secured	2,754,696	2,889,854
Unsecured	4,567,151	3,442,990
Sub-Total 2	**7,321,847**	**6,332,844**
Total Debt	**8,939,639**	**8,129,828**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

1(c) Consolidated Statement of Cash Flows

	Group			
	3Q 2007 S$'000	3Q 2006 S$'000 (restated)	YTD 2007 S$'000	YTD 2006 S$'000 (restated)
Cash Flows from Operating Activities				
Profit after taxation	**601,508**	**432,753**	**2,324,949**	**775,113**
Adjustments for :				
Amortisation and impairment of intangible assets	874	514	1,235	523
Negative goodwill on acquisition	–	–	–	(77,000)
(Write back)/Allowance for:				
- Foreseeable losses on development properties for sale	(46,390)	(3,997)	(115,556)	(17,713)
- Loans to associates and jointly-controlled entities	–	11,500	84	11,500
- Non-current portion of financial assets	1,135	13	1,134	2
Share-based expenses	12,476	7,339	39,767	17,634
Changes in fair value of financial instruments and assets	(3,097)	(3,665)	(3,530)	(7,992)
Depreciation of property, plant and equipment	9,041	10,221	28,288	29,669
Loss/(Gain) on disposal/Write off of property, plant and equipment	4,917	774	(114,125)	650
Gains on disposal of investment properties and property under development	(27,553)	(128,464)	(74,416)	(145,772)
Valuation gain on investment properties	(56,073)	(40,996)	(642,078)	(40,996)
Gain on disposal of non-current financial assets	(819)	–	(8,375)	(8,937)
Gain on disposal/dilution of subsidiaries and associates	(188,520)	(38,691)	(274,837)	(100,825)
Share of results of associates, jointly-controlled entities	(313,402)	(237,200)	(1,053,862)	(303,120)
Accretion of deferred income	(562)	(1,153)	(2,021)	(3,499)
Interest expense	100,178	85,634	288,431	229,241
Interest income	(26,776)	(35,818)	(87,866)	(103,155)
Tax expense	56,947	59,326	189,441	125,962
	(477,624)	(314,663)	(1,828,286)	(393,828)
Operating profit before working capital changes	**123,884**	**118,090**	**496,663**	**381,285**
(Increase)/Decrease in working capital				
Inventories, trade and other receivables	(78,028)	107,723	(146,111)	27,669
Development properties for sale	132,877	(31,345)	(59,771)	60,594
Trade and other payables	129,206	112,260	(67,879)	98,106
Financial assets	11,739	(331)	(272,948)	(100)
	195,794	188,307	(546,709)	186,269
Cash generated from/(used in) operations	**319,678**	**306,397**	**(50,046)**	**567,554**
Income tax paid	(38,306)	(21,206)	(80,657)	(74,545)
Customer deposits and other non-current payables received/(refunded)	2,772	(956)	5,083	1,986
Net cash generated from/(used in) Operating Activities	**284,144**	**284,235**	**(125,620)**	**494,995**

1(c) Consolidated Statement of Cash Flows (cont'd)

	Group			
	3Q 2007 S$'000	3Q 2006 S$'000 Restated	YTD 2007 S$'000	YTD 2006 S$'000 Restated
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	(13,037)	2,229	219,640	11,438
Purchase of property, plant and equipment	(45,468)	(12,428)	(139,317)	(39,674)
(Increase)/Decrease in associates and jointly controlled entities	(311,893)	44,600	(520,957)	(553,771)
Decrease in amounts owing by investee companies and other receivable	482	9,257	2,332	4,329
Deposit for new investments	(54,262)	–	(75,609)	–
Acquisition of investment properties and properties under development	(82,118)	(414,485)	(298,348)	(949,817)
Proceeds from disposal of investment properties and property under development	181,683	257,533	1,548,913	431,662
Acquisition of non-current financial assets (net)	(6,149)	(43,187)	(38,217)	(26,132)
Dividends received from associates and jointly-controlled entities	213,993	564,502	264,091	597,210
(Acquisition)/Disposal of subsidiaries (net)	(447,030)	(23,688)	(118,180)	111,299
Interest income received	24,236	34,922	76,695	96,708
Net cash (used in)/generated from Investing Activities	**(539,563)**	**419,255**	**921,043**	**(316,748)**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	2,611	4,420	42,384	35,148
Proceeds from amounts owing to/by minority interests	77,470	21,743	37,502	33,655
(Return of capital to)/Contribution from minority interests (net)	(6,031)	51,539	119,608	273,123
Proceeds from/(Repayment of) sales of future receivables	240,909	(116,944)	256,720	142,966
Proceeds from borrowings net of repayments	40,807	744,200	783,628	1,254,640
Repayment of finance lease payables	(993)	(772)	(2,897)	(2,551)
Dividends paid to minority interests	(190,291)	(37,384)	(270,201)	(124,015)
Dividends paid to shareholders	–	–	(317,065)	(399,089)
Interest expense paid	(88,725)	(93,633)	(313,120)	(251,175)
Net cash generated from Financing Activities	**75,757**	**573,169**	**336,559**	**962,702**
Net (decrease)/increase in cash and cash equivalents	**(179,662)**	**1,276,659**	**1,131,982**	**1,140,949**
Cash and cash equivalents at beginning of the year	3,995,682	1,957,188	2,684,851	2,105,015
Effect of exchange rate changes on cash balances held in foreign currencies	(730)	5,219	(1,543)	(6,898)
Cash and cash equivalents at end of the period	**3,815,290**	**3,239,066**	**3,815,290**	**3,239,066**

Cash at banks and in hand at end of the period	3,815,290	3,239,066	3,815,290	3,239,066
Bank overdraft at end of the period	–	–	–	–
Cash and cash equivalents in the consolidated balance sheet	**3,815,290**	**3,239,066**	**3,815,290**	**3,239,066**

Cash and cash equivalents at end of the period

The cash and cash equivalents of about $3,815.3 million as at 30/09/2007 included $2,712.7 million in fixed deposits and $121.9 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

1(d)(i) Statement of Changes in Equity

As at 30/09/2007 vs 30/09/2006 – GROUP

S$'000	Share Capital	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/07/2007	4,345,114	2,779,353	1,620,661	8,745,128	1,991,036	10,736,164
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans			13,040	13,040	(4,571)	8,469
Changes in fair value of available-for-sale investments			(19,943)	(19,943)	-	(19,943)
Effective portion of changes in fair value of cash flow hedge			(4,900)	(4,900)	3,186	(1,714)
Realisation of foreign exchange reserves transferred to income statement			(3,175)	(3,175)	287	(2,888)
Realisation of available-for-sale reserve transferred to income statement			(694)	(694)	-	(694)
Net losses recognised directly in equity			(15,672)	(15,672)	(1,098)	(16,770)
Profit for 3Q 2007		563,933		563,933	37,575	601,508
Total recognised gains/(losses) for the period		563,933	(15,672)	548,261	36,477	584,738
Issue of shares under share option plan	2,611			2,611	-	2,611
Cost of share-based payment			10,579	10,579	1,102	11,681
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)				-	(1,518)	(1,518)
MI Contribution (net)				-	(6,031)	(6,031)
Dividends paid to MI				-	(190,291)	(190,291)
Others		(100)	100	-	-	-
Balance as at 30/09/2007	4,347,725	3,343,186	1,615,668	9,306,579	1,830,775	11,137,354

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/09/2007 vs 30/09/2006 – GROUP

S$'000	Share Capital	Revaluation Reserve	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/07/2006	**4,296,467**	**209,287**	**596,533**	**1,378,321**	**6,480,608**	**2,580,870**	**9,061,478**
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans				10,031	**10,031**	9,654	**19,685**
Changes in fair value of available-for-sale investments				16,009	**16,009**	-	**16,009**
Effective portion of changes in fair value of cash flow hedge				(9,559)	**(9,559)**	(3,959)	**(13,518)**
Realisation of reserves transferred to income statement		(2,552)		(497)	**(3,049)**	(1,034)	**(4,083)**
Net (losses)/gains recognised directly in equity		(2,552)		15,984	**13,432**	4,661	**18,093**
Profit for 3Q 2006 (restated)			272,410		**272,410**	160,343	**432,753**
Total recognised (losses)/gains for the period		**(2,552)**	**272,410**	**15,984**	**285,842**	**165,004**	**450,846**
Issue of shares under share option plan	4,420				**4,420**	-	**4,420**
Cost of share-based payment				6,299	**6,299**	209	**6,508**
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)					**-**	43,491	**43,491**
MI Contribution (net)					**-**	51,539	**51,539**
Dividends paid to MI					**-**	(37,384)	**(37,384)**
Others		50	1,309	10	**1,369**	1	**1,370**
Balance as at 30/09/2006	**4,300,887**	**206,785**	**870,252**	**1,400,614**	**6,778,538**	**2,803,730**	**9,582,268**

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/09/2007 vs 30/09/2006 – COMPANY

S$'000	Share Capital	Capital Reserve	Accumulated Profits	Equity Comp. Res	Total
Balance as at 01/07/2007	**4,345,114**	**117,271**	**157,986**	**29,480**	**4,649,851**
Profit for 3Q 2007			48,908		**48,908**
Total recognised gains for the period			**48,908**		**48,908**
Issue of shares under share option plan	2,611				**2,611**
Cost of share-based payment				3,550	**3,550**
Balance as at 30/09/2007	**4,347,725**	**117,271**	**206,894**	**33,030**	**4,704,920**
Balance as at 01/07/2006	**4,296,467**	**–**	**244,058**	**26,802**	**4,567,327**
Profit for 3Q 2006			3,784		**3,784**
Total recognised gains for the period			**3,784**		**3,784**
Issue of shares under share option plan	4,420				**4,420**
Cost of share-based payment				5,662	**5,662**
Others			(34)	34	**-**
Balance as at 30/09/2006	**4,300,887**	**–**	**247,808**	**32,498**	**4,581,193**

1(d)(ii) Changes in the Company's issued share capital

Issued Share Capital

As at 30/09/2007, the issued and fully paid-up share capital of the Company was $4,347.7 million (30/09/2006: $4,300.9 million). Movements in the Company's issued and fully paid-up share capital during 3Q 2007 were as follows:

	$'000
As at 01/07/2007	4,345,114
Issue of shares under CapitaLand Share Option Plan	2,611
As at 30/09/2007	**4,347,725**

As at 30/09/2007, the issued ordinary shares of the Company numbered 2,805,088,558 (30/09/2006: 2,776,377,521). During the quarter, the Company issued 1,608,997 ordinary shares under the Share Option Plan.

Share Options

As at 30/09/2007, the number of outstanding share options under the Company's Share Option Plan was 32,253,943 (30/09/2006: 60,947,447).

1(d)(ii) Details of any changes in the Company's issued share capital (cont'd)

Performance Shares

As at 30/09/2007, the number of outstanding performance shares under the Company's Performance Share Plan was 8,678,065 (30/09/2006: 9,003,801).

The final number of performance shares given will depend on the achievement of pre-determined targets over a three-year performance period. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more performance shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

Shares under Restricted Stock Plan

As at 30/09/2007, the number of shares awarded and outstanding under the Company's Restricted Stock Plan was 4,597,346 (30/09/2006: Nil), of which 632,245 are to be cash settled.

The final number of shares to be released will depend on the achievement of threshold performance level at the end of one-year performance period and the release shall be over a vesting period of two to three years. No shares will be released if the threshold targets are not met at the end of the one-year performance period. On the other hand, if superior targets are met, more shares than the baseline award could be released up to a maximum of 150% of the baseline award.

Convertible Bonds

As at 30/09/2007, there existed $1 billion of Convertible Bonds due in 2022 which are convertible by holders into ordinary shares of the Company at any time on or after 20 June 2008 at a conversion price of $13.8871 per share.

In addition, there also existed $430 million of Convertible Bonds due in 2016 which are convertible by holders into ordinary shares of the Company at any time on or after 26 December 2006 at a conversion price of $7.2611 per share.

Based on the respective conversion prices, and assuming the Bonds are fully converted, the number of new ordinary shares to be issued would be 131,228,952, representing a 4.7% increase over the total number of issued shares of the Company as at 30/09/2007.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Adoption of New & Revised Financial Reporting Standards

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2006, except for the adoption of the following Financial Reporting Standard ("FRS") or Interpretation of Financial Reporting Standard ("INT FRS") that became effective for financial years beginning on or after 1 January 2007.

FRS 40 – Investment Property

FRS 40 *Investment Property*, which became mandatory for the Group 2007's financial statements, permits investment properties to be stated at either fair value or cost less accumulated depreciation and impairment losses.

With the adoption of FRS 40, the Group continues to classify its investment properties which met the recognition criteria under FRS 40 as investment properties and states them at fair value. Investment properties which do not meet the FRS 40 recognition criteria are reclassified as property, plant and equipment under FRS 16 *Property, Plant and Equipment*. This change has resulted in the Group measuring its serviced residences properties at cost less accumulated depreciation and impairment losses, after considering the serviced residences properties' residual values.

In accordance with the transitional provisions of FRS 40, the Group has elected to recognise the effects of FRS 40 adoption as an adjustment to the opening balance of retained earnings as at 1 January 2007. In respect of the Group's serviced residences properties accounted under the cost model of FRS 16, the change in accounting policy was recognised retrospectively in accordance with the provisions of FRS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, and the comparatives have been restated.

Accordingly, subject to year end audit, the effects on the Group's financial statements arising from the change in accounting policy and the adoption of FRS 40 are as follows:

	Increased/(Decreased)	
Change in accounting policy - FRS 16	**2007 S$M**	**2006 S$M**
Equity - as at 1 January		
Assets Revaluation Reserve	(17.8)	4.5
Accumulated Profits	(14.0)	(20.4)
Minority Interests	(16.5)	(9.8)
Income Statement		
Year-to-date September PATMI	(3.3)	(3.0)

	Increased /(Decreased)
	2006 S$M
Non-Current Assets - as at 31 December	
Investment Properties	(1,181.5)
Properties under Development	(117.6)
Property, Plant and Equipment	1,266.3
Other Assets	(15.5)
Adoption of new accounting standard – FRS 40	**2007 S$M**
Equity - as at 1 January	
Assets Revaluation Reserve	(271.2)
Accumulated Profits	241.6
Income Statement	
Year-to-date September PATMI	1,407.5[1]
Non-Current Assets - as at 1 January	
Interest in Associates	(29.6)

[1] Includes fair value gains of $430.7 million from Temasek Tower which was divested in April 2007 and $261.3 million from AIG Tower, which would be divested in November 2007. The fair value gains would have been recorded as divestment gains if FRS 40 was not adopted.

Other Improvements to FRS applicable from 1 January 2007

Apart from FRS 40, the Group also adopted various revised or new FRS and INT FRS, applicable from 1 January 2007. These do not have a significant financial impact on the Group.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

6. Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company :

		Group			
		3Q 2007	**3Q 2006 (restated)**	**YTD Sep 2007**	**YTD Sep 2006 (restated)**
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents) from:				
	- continuing operations	20.1 cents	9.6 cents	74.4 cents	19.6 cents
	- discontinued operations	-	0.3 cents	-	0.6 cents
	Total	**20.1 cents**	**9.9 cents**	**74.4 cents**	**20.2 cents**
	- weighted average number of ordinary shares (in million)	2,804.3	2,774.7	2,800.8	2,766.6
6(b)	EPS based on fully diluted basis (in cents) from:				
	- continuing operations	19.3 cents	9.4 cents	72.1 cents	19.4 cents
	- discontinued operations	-	0.3 cents	-	0.5 cents
	Total	**19.3 cents**	**9.7 cents**	**72.1 cents**	**19.9 cents**
	- weighted average number of ordinary shares (in million)	2,979.2	2,817.9	2,923.0	2,807.9

7. Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period

	Group		Company	
	30/09/2007	**31/12/2006 (restated)**	**30/09/2007**	**31/12/2006**
NAV per ordinary share	$3.32	$2.65	$1.68	$1.70
NTA per ordinary share	$3.31	$2.64	$1.68	$1.70

8. Review of the performance of the group

GROUP OVERVIEW

S$M	3Q 2007	3Q 2006 (restated)	Variance %	YTD Sep 2007	YTD Sep 2006 (restated)	Variance %
Revenue	895.8	718.7	24.6	2,468.4	2,149.0	14.9
EBIT	758.6	565.2	34.2	2,802.8	1,103.4	154.0
Finance costs	(100.2)	(85.6)	(17.0)	(288.4)	(229.2)	(25.8)
PBT	658.5	479.5	37.3	2,514.4	874.2	187.6
PATMI	563.9[2]	272.4[1]	107.0	2,084.7[2]	559.2[1]	272.8

[1] Includes profit from discontinued operations. (Please refer to Item 1(a)(ii)(G)).

[2] Includes unrealised fair value gains of $55.8 million and $650.6 million in 3Q 2007 and YTD September 2007 respectively.

3Q 2007 vs 3Q 2006

The Group achieved yet another set of sterling results in this quarter. This was achieved on the back of fair value gains, portfolio gains and higher sales of development projects in China.

Revenue was boosted by the sales from China's development projects and the revenue from Raffles City Shanghai. The increases were partially offset by lower fee-based income and the deconsolidation of revenue from ART, following the reduction of the Group's beneficial interest in ART to 37.5% with effect from March 2007.

Earnings before interest and tax ("EBIT") were also higher, mainly attributable to fair value gains and divestment gains as mentioned above.

YTD Sep 2007 vs YTD Sep 2006

Revenue growth was mainly attributable to higher sales from China's development projects and the consolidation of revenue from Raffles City Shanghai. Overseas revenue constitutes 71.7% of the Group's revenue, up from 66.2% a year ago on account of higher contributions from China.

The record-breaking EBIT was driven by higher profits from development projects, the recognition of fair value gains from the Group's investment properties portfolio as well as higher portfolio gains. Overseas EBIT contribution in YTD September 2007 increased by 73.7% to $1,086.0 million from $625.1 million in the same period last year.

The higher finance costs were mainly attributable to higher gross debt and higher interest rates.

The Group's net debt and gearing (net debt to equity ratio) as at end September 2007 were $5.1 billion and 0.46 respectively compared to a net debt of $4.7 billion and gearing of 0.49 as at end September 2006. The increase in net debt of about $0.4 billion was mainly to fund new investments.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

S$M	3Q 2007	3Q 2006 (restated)	Variance %	YTD Sep 2007	YTD Sep 2006 (restated)	Variance %
Revenue	664.5	509.5	30.4	1,821.6	1,584.8	14.9
EBIT	136.5	140.1	(2.6)	629.1	427.1	47.3

The increase in 3Q 2007's revenue was mainly due to higher revenue contributions from China operations. 3Q 2007's EBIT of $136.5 million was comparable to previous corresponding period.

In Singapore, CRL successfully securitised the future receivables of two residential projects, The Metropolitan Condominium and Scotts HighPark.

In China, CRL acquired a 20,310 square metre commercial site in Shanghai's Zhabei District, for quality offices and a high-end hotel or serviced residence. This acquisition further augments CapitaLand's multi-sector presence in Shanghai.

CRL also acquired two residential sites in District 9 of Ho Chi Minh City, through joint venture agreements. With these projects, CRL will be building approximately 2,800 homes in Vietnam.

The revenue increase for YTD September 2007 was contributed mainly by China operations.

EBIT for YTD September 2007 was higher as a result of improvement in all sectors' performance on the back of stronger sales, write back of previous provisions and fair value gains.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

S$M	3Q 2007	3Q 2006 (restated)	Variance %	YTD Sep 2007	YTD Sep 2006 (restated)	Variance %
Revenue	49.1	30.6	60.1	143.1	91.7	56.1
EBIT	525.9	20.1	NM	1,636.4	121.5	NM

NM : Not meaningful

The increase in revenue for 3Q 2007 and YTD September 2007 was mainly due to the consolidation of Raffles City Shanghai which became a subsidiary in September 2006, and higher property management fee income, partially offset by lower rental income due to the divestment of Temasek Tower in April 2007.

The increase in EBIT for 3Q 2007 was mainly due to the gain from the divestment of stake in Chevron House and the fair value gain from the revaluation of AIG Tower, Hong Kong. These, together with the fair value gains arising from the revaluation of investment properties in 1H 2007 and the fair value gain of Temasek Tower which was divested in April 2007, boosted the EBIT for YTD September 2007. Other contributing factors were the improvement in operating results and the consolidation of Raffles City Shanghai.

Retail SBU: CapitaLand Retail Limited ("CRTL")

S$M	3Q 2007	3Q 2006	Variance %	YTD Sep 2007	YTD Sep 2006	Variance %
Revenue	33.1	21.2	56.3	83.7	60.4	38.7
EBIT	25.5	28.4	(10.3)	169.7	68.3	148.3

The improved revenue in 3Q 2007 was due to higher fee income and higher revenue from Clarke Quay.

Despite the increase in revenue, EBIT for 3Q 2007 was lower than 3Q 2006 as 3Q 2006 included a dilution gain of $21.8 million. Excluding this dilution gain, EBIT increased by 286.4% or $18.9 million in 3Q 2007.

Revenue for YTD September 2007 was higher for the same reasons as mentioned above.

EBIT for YTD September 2007 increased due mainly to the share of fair value gains from Singapore properties and higher fee income.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

S$M	3Q 2007	3Q 2006	Variance %	YTD Sep 2007	YTD Sep 2006	Variance %
Revenue	31.9	39.4	(19.1)	87.0	76.6	13.5
EBIT	5.9	24.5	(76.1)	51.2	50.0	2.5

The decrease in 3Q 2007's revenue was mainly due to the one-off acquisition fee of $21.6 million from the joint-acquisition of Raffles City Singapore by CapitaMall Trust and CapitaCommercial Trust in September 2006. Excluding this one-off acquisition fee, revenue increased by 79.4% or $14.1 million in 3Q 2007 mainly due to higher fund management fees. The Assets Under Management ("AUM"), excluding Ascott Residence Trust and Ascott Serviced Residence (China) Fund, as at end September 2007 were $14.3 billion, an increase of $3.2 billion from $11.1 billion a year ago.

EBIT for 3Q 2007 was lower due to the lower revenue and increased operating expenses, but partially offset by higher share of profits from associates.

Revenue and EBIT for YTD September 2007 was higher than the corresponding period. Revenue was higher due to higher recurring fee on an enlarged AUM while EBIT was further boosted by higher share of profits from associates, which more than offset the higher operating expenses.

Serviced Residences SBU: The Ascott Group & Ascott Residence Trust ("TAG & ART")

S$M	3Q 2007	3Q 2006 (restated)	Variance %	YTD Sep 2007 S$'000	YTD Sep 2006 (restated)	Variance %
Revenue	117.9	121.7	(3.1)	344.4	349.7	(1.5)
EBIT	59.6	115.0	(48.2)	229.9	178.2	29.0

The decreases in revenue for 3Q 2007 and YTD September 2007 were mainly attributable to the deconsolidation of ART but mitigated by the higher revenue from the serviced residences in Europe, North Asia, Singapore and South East Asia. In Europe, the higher revenue for 3Q 2007 was mainly boosted by increase in revenue per available unit ("REVPAU") which was a result of TAG's initiatives on yield maximisation coupled with the growing popularity and demand for serviced residences. In North Asia, Singapore and South East Asia, the higher revenue was mainly due to increase in fee-based income from management contracts and REIT management fees.

EBIT for 3Q 2007 decreased due mainly to the deconsolidation of ART and lower divestment gains recorded by TAG. However, EBIT for YTD September 2007 was higher and this was underpinned by the realisation of portfolio gains and strong operating performances as mentioned above.

9. Variance from Prospect Statement

The current results are broadly in line with the prospect statement made when the second quarter 2007 financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

The property sector in Singapore is expected to remain buoyant for the rest of the year. CRL plans to launch a residential project named "Latitude" at Jalan Mutiara in 4Q 2007.

CRL will continue to source for prime sites in key gateways as well as the inner cities of China and targets to launch two new projects in Hangzhou and Chengdu by the end of this year.

In Thailand, following the success of Villa Sathorn, which is more than 80% sold since its launch in 3Q 2007, another residential project, North Park Place, will be launched by the end of the year.

In Vietnam, CRL expects to launch its second project in Ho Chi Minh City in 2008.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

In Singapore, demand for office space continues to be strong. Average prime office rents have surpassed the 1990 historical peak of $11.50 psf per month to reach $12.60 psf per month in 3Q 2007, representing a 82.6% increase year-on-year. Grade A office rents average $14.90 psf per month, an increase of 96.1% year-on-year. After two years of unprecedented rental growth, the office market rental is expected to grow moderately as the government released more land sites for office developments.

The industrial sector remains strong as the economy continues to outperform forecasts. In the next few months, demand for business parks is expected to be fuelled by more office tenants re-locating to lower cost locations. We expect our office and industrial properties in Singapore to perform well for the rest of 2007.

CCL also expects its overseas properties in China and the United Kingdom to continue to do well as the global economic growth remains buoyant. In Shanghai, rentals of Grade A office space continue their upward trend due to limited supply and strong Shanghai GDP growth of 13% year-on-year. In the United Kingdom, investment activity in Central London registered one of the highest quarterly growth on strong interest from overseas investors.

Retail SBU: CapitaLand Retail Limited ("CRTL")

With Singapore's strong economic growth and the anticipated growth in tourist arrivals as well as the $40 million Orchard Road makeover plan, many foreign brands are keen to establish their presence here by setting up flagship stores despite the tight retail space. Hence, we expect the Singapore retail scene to continue to be vibrant.

Over in China, we expect similar growth trends as more multinational corporations make China their regional headquarters and set up distribution and logistic centres to complete their downstream operational chain there. Against this backdrop, CRTL will continue to expand its China retail mall business through acquisitions and development of malls across varied tiered cities in China, including malls anchored by Wal-Mart and Beijing Hualian Group under our joint venture arrangements. As of end September 2007, CRTL owns, manages and secured pipeline of over 70 retail malls across 28 cities in China.

Besides China, CRTL is looking to expand in Japan, India and Malaysia. In Japan, CRTL will continue to actively pursue acquisition opportunities to further strengthen its presence there.

CapitaLand is in the process of establishing the CapitaRetail India Development Fund ("the Fund") which will invest primarily in retail development projects in India. CRTL will take a 40% stake in the Fund.

In Malaysia, CRTL will be acquiring Gurney Plaza and Mines Shopping Fair and plans to form a Malaysia REIT eventually.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL currently manages four REITs and thirteen private equity funds across Singapore, China, Japan, Malaysia and the Gulf Cooperation Council (GCC) region. CFL will continue to focus on strengthening its fund management business in 2007 by growing its AUM.

In September 2007, CFL closed the CapitaRetail China Development Fund II which has a fund size of $900 million and will invest in retail mall development projects in China.

Serviced Residences Group: The Ascott Group & Ascott Residence Trust ("Serviced Residences Group")

TAG is well-positioned strategically to benefit from the growing demand for serviced residences from business travellers who need quality residential accommodation and services for extended periods.

TAG will continue to execute its strategy of acquiring and incubating properties to build up a strong pipeline for portfolio gains in the future. With the establishment of the Ascott Serviced Residence (China) Fund ("ACF") in 2Q 2007, ACF will propel TAG's expansion in China. TAG is also expected to benefit from higher fee-based income through new serviced residence management contracts and REIT management fees.

GROUP OVERALL PROSPECTS FOR 2007

The Group continues to see healthy and sustainable growth trends in Asia. Given CapitaLand's substantial financial capacity and capital efficient business model, the Group is well-positioned to carry out its growth plans. The Group has also been able to secure competitive rates and terms for long term financing of five to twelve years despite the current credit environment.

In Singapore, we expect an excellent full year performance, underpinned by the strength across all property sectors. Our multi-sector expansion in China is delivering results as evidenced by the strong year-to-date financial figures. In Vietnam, we have successfully launched our maiden residential project and have a pipeline to build 2,800 homes.

We continue to reconstitute our office portfolio with the acquisition of the remaining 50% stake in 1 George Street and the divestment of our part stakes in Chevron House and AIG Tower. The retail operation is gaining traction with expansion plans further boosted by the co-operative agreement with China Vanke Co., Ltd and additional capital resources following the successful closure of the $900 million CapitaRetail China Development Fund II. We will also be investing in retail development projects in India with the launch of the CapitaRetail India Development Fund.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil
11(b) Any dividend declared for the previous corresponding period? Nil
11(c) Date payable : Not applicable
11(d) Books closing date : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(i) By Strategic Business Units (SBUs) – 3Q 2007 vs 3Q 2006

	Revenue			Earnings before interest & tax		
	3Q 2007 S$'000	3Q 2006 S$'000 (restated)	Variance %	3Q 2007 S$'000	3Q 2006 S$'000 (restated)	Variance %
Continuing operations						
Residential [1][2]	664,531	509,545	30.4	136,533	140,145	(2.6)
Commercial [1]	49,068	30,640	60.1	525,895	20,059	NM
Retail	33,064	21,150	56.3	25,475	28,416	(10.3)
Financial Services	31,859	39,392	(19.1)	5,861	24,531	(76.1)
TAG & ART	117,948	121,742	(3.1)	59,563	115,009	(48.2)
Others and Consolidation adjms [3]	(701)	(3,801)	81.6	5,306	237,017	(97.8)
Total	**895,769**	**718,668**	**24.6**	**758,633**	**565,177**	**34.2**

13(a)(ii) By Strategic Business Units (SBUs) – YTD Sep 2007 vs YTD Sep 2006

	Revenue			Earnings before interest & tax		
	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000 (restated)	Variance %	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000 (restated)	Variance %
Continuing operations						
Residential [1][2]	1,821,564	1,584,825	14.9	629,069	427,071	47.3
Commercial [1]	143,115	91,692	56.1	1,636,355	121,476	NM
Retail	83,723	60,377	38.7	169,692	68,331	148.3
Financial Services	86,989	76,631	13.5	51,237	49,988	2.5
TAG & ART	344,355	349,690	(1.5)	229,898	178,162	29.0
Others and Consolidation adjms [3]	(11,371)	(14,169)	19.7	86,570	258,419	(66.5)
Total	**2,468,375**	**2,149,046**	**14.9**	**2,802,821**	**1,103,447**	**154.0**

NM : Not meaningful

Note : [1] The comparatives have been restated due to the Group's internal restructuring.
[2] Includes Australand's commercial operations and certain commercial assets in China.
[3] Includes start up costs of the new businesses of the Group. The comparatives included results from Raffles Holdings Limited Group which had ceased operations and was delisted from the official list of the Singapore Exchange Securities Trading Limited on 13 December 2006.

Strictly for information only, the numbers reported by The Ascott Group to their shareholders are:-

	Revenue			Earnings before interest & tax		
	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000	Variance %	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000 (restated)	Variance %
The Ascott Group	318,757	303,723	4.9	200,285	241,699	(17.1)

13(b)(i) By Geographical Location – 3Q 2007 vs 3Q 2006

	Revenue			Earnings before interest & tax		
	3Q 2007 S$'000	3Q 2006 S$'000	Variance %	3Q 2007 S$'000	3Q 2006 S$'000 (restated)	Variance %
Continuing operations						
Singapore	222,375	224,464	(0.9)	302,776	322,088	(6.0)
China [1]	329,197	179,277	83.6	365,165	63,673	473.5
Asia / GCC [2]	16,981	18,756	(9.5)	6,243	(774)	NM
Australia & New Zealand	245,975	228,101	7.8	32,531	52,012	(37.5)
Europe	75,970	68,032	11.7	52,752	128,205	(58.9)
Others	5,271	38	NM	(834)	(27)	NM
Total	**895,769**	**718,668**	**24.6**	**758,633**	**565,177**	**34.2**

13(b)(ii) By Geographical Location – YTD Sep 2007 vs YTD Sep 2006

	Revenue			Earnings before interest & tax		
	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000	Variance %	YTD Sep 2007 S$'000	YTD Sep 2006 S$'000 (restated)	Variance %
Continuing operations						
Singapore	698,201	727,341	(4.0)	1,716,822	478,368	258.9
China [1]	776,080	417,289	86.0	714,579	301,862	136.7
Asia / GCC [2]	50,558	61,032	(17.2)	34,023	18,500	83.9
Australia & New Zealand	731,139	759,000	(3.7)	229,577	151,457	51.6
Europe	207,126	184,322	12.4	107,966	153,384	(29.6)
Others	5,271	62	NM	(146)	(124)	(17.7)
Total	**2,468,375**	**2,149,046**	**14.9**	**2,802,821**	**1,103,447**	**154.0**

NM : Not meaningful

Note : [1] Greater China including Macau and Hong Kong.
[2] Excludes Singapore and China.

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

17. Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and the Company (comprising the balance sheet, consolidated income statement, statement of changes in equity and consolidated cash flows statement, together with their accompanying notes) as at 30 September 2007 and the results of the business, changes in equity and cash flows of the Group for the nine months ended on that date, to be false or misleading in any material respect.

On behalf of the Board

Dr Hu Tsu Tau Chairman	**Liew Mun Leong** Director

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
26 October 2007

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

For Immediate Release
26 October 2007

NEWS RELEASE

CapitaLand achieves 3Q 2007 profit of S$564 million, more than two times that of 3Q 2006

Year-to-date PATMI at S$2.1 billion, three times higher than 2006

Singapore, 26 October 2007 – CapitaLand posted profit after tax and minority interests (PATMI) of S$563.9 million for 3Q 2007, more than two times the profit achieved in 3Q 2006. Group Earnings before Interest and Tax (EBIT) was S$758.6 million for 3Q 2007, about S$193 million or 34% higher than 3Q 2006.

The Group's year-to-date (YTD) performance was equally impressive. Group PATMI for the first nine months of this year was S$2.1 billion, nearly four times of YTD September 2006's S$559.2 million. Excluding unrealised revaluation gains of S$650.6 million, Group PATMI was S$1.4 billion, or nearly three times more than the same period last year. Group EBIT up to September 2007 was S$2.8 billion, more than double YTD September 2006's S$1.1 billion. Profit before tax for the nine months was S$2.5 billion, almost three times of YTD September 2006.

The strong results were achieved on the back of robust performance in the different strategic business units (SBUs) and geographies, especially Singapore and China. Year-to-date, Singapore's EBIT is up almost four times to S$1.7 billion, compared to September 2006's S$478.4 million. China's YTD EBIT contribution rose more than two times to S$714.6 million, against S$301.9 million for the same period last year.

Financial Highlights	**3Q 2007 (3 mths)**	**3Q 2006 (3 mths)***	**YTD Sep 2007 (9 mths)**	**YTD Sep 2006 (9 mths)***
S$ million				
Revenue	895.8	718.7	2,468.4	2,149.0
Earnings before interest and tax (EBIT)	758.6	565.2	2,802.8	1,103.4
Finance Costs	(100.2)	(85.6)	(288.4)	(229.2)
Profit after tax and minority interests (PATMI)	563.9	272.4	2,084.7	559.2

* *Restated*

Dr Richard Hu, Chairman, CapitaLand Group, said: "The Group continues to see healthy and sustainable growth prospects in Asia and other new markets. Given CapitaLand's substantial financial capacity and capital efficient business model, the Group is in a good position to benefit from Asia's positive growth. Our expansion in China, including second-tier cities, is bearing fruit as evidenced by the strong results. In Singapore, we also expect a solid full-year performance, underpinned by strength in all property segments."

Liew Mun Leong, President and CEO of CapitaLand Group, said: "Our core markets of Singapore, China and Australia continue to deliver sterling results. We continue to expand our footprint in growth markets like Vietnam, the Gulf Co-operation Council region and India, to which we will bring our residential, office, retail mall and hospitality development competencies. Year to date, we have committed investments of over S$8 billion in new businesses and new geographies, as exemplified by our recent Raffles City site acquisitions. As the region grows, our strong balance sheet and healthy earnings growth allow us to capitalise on investment opportunities that arise."

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **26 October 2007**

For more information, please contact:

Harold Woo
SVP, Investor Relations
DID : (65) 68233210

Basskaran Nair
SVP, Corporate Communications
DID: (65) 68233554

For the full 3Q 2007 CapitaLand Limited Financial Statements announcement and slides, please visit our website www.capitaland.com

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

CapitaLand

CapitaLand 3Q 2007 Results



October 2007

Disclaimer

These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Agenda

1. Highlights

2. Financial Review

3. Business Update
   i. Residential
   ii. Commercial
   iii. Retail
   iv. Financial Services

4. Analysis

Highlights



CapitaLand

9 Months to Sept 2007 – Sterling Results

- **Strong PATMI of S$2.1 billion, up 272.8%**
  - Excluding unrealised revaluation gains, PATMI up 156.5% to S$1.4 billion
- **Singapore EBIT (ex revaluations) up 136.9% to S$1.1 billion**
  - Benefited from strong office and residential markets
- **Overseas business thriving**
  - China's EBIT (ex revaluations) up 124.4% to S$677.3 million
- **Growing financial services and fee-based income**
  - 2 new retail funds to invest in China & India, raising US$1.2 billion
- **Active capital management**
  - Strong financials: Net D/E ratio improved to 0.46x (prev 0.49x)
  - Cash reserve increased by 42% to S$3.8 billion
- **Over S$8 billion committed investments year-to-date**

Financial Review



CapitaLand

9 months to Sept 2007 - Strong Performance

(S$ million)	9Mths 2006	9Mths 2007	Change
Revenue	2,149.0	**2,468.4**	↑ **14.9%**
EBIT	1,103.4	**2,802.8**	↑ **154.0%**
PATMI	559.2	**2,084.7**	↑ **272.8%**
EPS (S cents)	20.2	**74.4**	↑ **268.3%**
NTA / share (S$)	2.43	**3.31**	↑ **36.2%**

Excluding Revaluations

(S$ million)	9Mths 2006	9Mths 2007	Change
PATMI	559.2	2,084.7	⬆ 272.8%
PATMI Ex. Reval.	559.2	1,434.1*	⬆ 156.5%

* Excludes unrealised revaluation gains of S$650.6m.

EBIT by SBUs (excluding revaluations)

(S$ million)	9Mths 2006	9Mths 2007	Change
Residential[1 2]	427.1	529.0	↑ 23.9%
Commercial[1]	121.5	1,129.1	↑ 829.3%
Retail	68.3	68.0	-
Financial Svcs	50.0	51.2	↑ 2.4%
Serviced Residences	178.2	229.3	↑ 28.7%
Others & Consol Adj[3]	258.4	86.6	↓ 66.5%
Total EBIT	1,103.4	2,093.3	↑ 89.7%

1. Comparatives have been restated due to the Group's internal restructuring.
2. Includes Australand's commercial operations & certain commercial assets in China.
3. Includes start up costs of new businesses and gains from placement of ART units in 2007. Comparatives included results from Raffles Holdings Ltd which had ceased operations and was delisted from the official list of the SGX on 13Dec'06.

EBIT by Geography (excluding revaluations)

(S$ million)	9Mths 2006	9Mths 2007	Change
Singapore	478.4	1,133.3	↑ 136.9%
Australia & NZ	151.5	153.6	↑ 1.4%
China*	^301.9	677.3	↑ 124.3%
Asia/GCC**	18.5	33.1	↑ 78.9%
Europe	153.4	96.2	↓ 37.3%
Total EBIT	1,103.4	2,093.3	↑ 89.7%

^ Includes negative goodwill of S$77m from the acquisition of Lai Fung Holdings Ltd

* includes Hong Kong & Macau

**includes: Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, India & Indonesia

9 months to Sept 2007 EBIT Breakdown (excluding revaluations)



9 Mths to Sept 2007 EBIT : S$2.09 billion
EBIT by Geography
S$mil
1,200
1,000
800
600
400
200
-
9mths 06
9mths07
1,133
478
152
154
302
677
19
33
153
96
Singapore
Australia&NZ
China **
Asia *
Europe
EBIT by SBU
S$mil
1,200
1,000
800
600
400
200
-
9mths 06
9mths07
427
529
122
1,129
68
68
50
51
178
229
258
87
Residential
Commercial
Retail
Financial Services
TAG&ART
Others^

* includes: Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, India & Indonesia

** includes Hong Kong & Macau

^ 2006 included results from Raffles Holdings Ltd which has since ceased operations.
2007 gains primarily due to placement of ART units

CapitaLand

Financial Capacity

	9Mths 2006	9Mths 2007	Change
Net Debt (S$ billion)	4.69	**5.12**	**Increased**
Equity (S$ billion)	9.58	**11.14**	**Increased**
Net Debt / Equity	0.49	**0.46**	**Decreased**
% Fixed Rate Debt	72%	**69%**	**Decreased**
Ave Debt Maturity (Yr)	2.8	**4.0**	**Increased**

Balance Sheet Capacity



S$ bn
12
11
10
9
8
7
6
5
4
Equity
Net Debt
2000
2001
2002
2003
2004
2005
2006
3Q07

Residential



CapitaLand

Residential Geographical Breakdown

Revenue (S$ million)	9Mths 2006*	9Mths 2007	Change
Singapore	527	475	(10%)
China	331	645	95%
Others (includes Australia)	727	702	(3%)
Total	1,585	1,822	15%

EBIT (S$ million)	9Mths 2006*	9Mths 2007	Change
Singapore	92	153	66%
China	180	249	38%
Others (includes Australia)	155	227	46%
Total	427	629	47%

* restated

Residential – 3Q'07 activities

Singapore

- Securitisation of The Metropolitan Condominium and Scotts HighPark for S$522m
- The Orchard Residences achieve record price of S$5,600 psf for a penthouse

China

- Central China Holdings (Henan) stake raised from 29.75% to 36.14% for RMB500m (S$99.5m)
- More units launched at Westwood Green, Parc Trésor and La Forêt

Vietnam

- Maiden project "The Vista" successfully launched
  - Phase 1&2 fully sold
- 2 JV agreements to develop prime residential sites in Ho Chi Minh City

Thailand

- Villa Sathorn
  - 80% sold since launch in 3Q'07


The Vista, Ho Chi Minh City


Villa Sathorn,
Bangkok

CapitaLand

Residential – Launches in 4Q'07

Singapore

—Latitude
  - 127 units (high-end condo)

China

- **Hangzhou**
  - I-World (Phase I)
    - 200 units (mid-end condo)
- **Chengdu**
  - Sunny Lido
    - 220 units (mid-end condo)
- **Shanghai**
  - Westwood Green (East Plot)
    - 35 units (townhouse)

Thailand

—North Park Place




Sunny Lido, Chengdu

CapitaLand

Residential - Singapore
Stages of Income Recognition

PROJECT	Units	Sold *(Up to Sep'07)*	Completed *(up to Sep'07)*
Launched in '04			
Varsity Park Condominium	530	100%	89%
Citylights	600	100%	99%
Launched in '05			
RiverGate	545	99%	45%
RiverEdge	135	100%	68%
Launched in '06			
The Metropolitan Condominium	382	100%	17%
Scotts HighPark	73	100%	25%
Launched in '07			
The Orchard Residences (*total 175 units*)	127	98%	5%
The Seafront on Meyer	327	79%	3%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

Residential – China
Stages of Income Recognition

PROJECT	Units	Sold (Up to Sep'07)	Completed (up to Sep'07)
SHANGHAI			
Oasis Riviera IV	444*	88%	77%
Westwood Green (East Zone)	100	79%	37%
Parc Trésor	705*	99%	99%
BEIJING			
La Forêt (Zone C)	1,130	90%	95%
GUANGZHOU			
Beau Monde	386*	98%	96%
NINGBO			
Summit Residences	174	78%	36%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

* Fully launched.

Commercial



Commercial – Office portfolio reconstitution

- **Acquired remaining 50% stake in 1 George Street, a Grade A office building**
  - — Equivalent to S$2,700 psf NLA
- **Divested 50% stake in Chevron House**
  - — Equivalent to ~S$2,780 psf NLA
  - — PATMI contribution of S$150.8m
- **Divested 45% stake in AIG Tower in Hong Kong**
  - — Equivalent to ~S$3,767 psf on GFA
  - — PATMI contribution of S$260.7m






AIG Tower, Hong Kong

Commercial – Singapore

Tight Office Supply in Singapore Over Next 2 Years



Singapore Private Office Space (Central Area) -- Demand, Supply & Vacancy
Office Space (mil sq ft)
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Average annual supply ('95-'06): 1.2 mil sq ft
Past 10 year average Demand 1.28 mil sq ft
2006 Demand : 2.4 mil sq ft, Grade A – 1.74 mil sq ft
Supply Forecast (Islandwide)
0.3
0.6
0.9
2.4
3.2
0.5
MBFC Phase 1 (1.62 mil sq ft)
MBFC Phase 2 (1.4 mil sq ft), Ocean Financial Centre (850,000 sq ft) LPA at Marina View (833,000 sq ft)
■ Supply
□ Demand
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
2Q07
2H07
2008
2009
2010
2011
2012

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

Source: URA, CBRE & CapitaLand Research (October 2007)

Commercial – Singapore

Prime Office Rent Surpasses 1996 Peak

	3Q 2007	Vs 3Q 2006	Vs 2Q 2007
Prime	$12.60 psf pm	Up 82.6%	Up 16.7%
Grade A	$14.90 psf pm	Up 96.1%	Up 13.7%



Rent (S$ psf pm)
Singapore Prime Office Rent
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Past 10 year average
Prime rent $6.09 psf pm
7.8
13.2
14.5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2006
2007 E
2008 E

Source: CBRE & CapitaLand Research (Oct 2007)

Source: CBRE Research (October 2007)

Commercial - Singapore

CapitaLand's portfolio lease expiry profile expected to capture rising market rental value



CCL Office Expiry Profile *
40.0%
30.0%
20.0%
10.0%
0.0%
6.5%
30.9%
23.7%
21.9%
16.4%
Oct to Dec 2007
2008
2009
2010
Beyond 2010



CCL Industrial Expiry Profile
40.0%
30.0%
20.0%
10.0%
0.0%
14.0%
21.2%
36.5%
15.3%
0.4%
Oct to Dec 2007
2008
2009
2010
Beyond 2010

99.5% occupancy for office space and 92.2% occupancy for industrial properties

Commercial – China acquisitions

- **Hangzhou Raffles City site RMB1.0b**
  - Comprising Grade-A office tower, retail mall, five-star hotel and residential units
    - Land cost RMB1.0b (S$202.8m) or RMB3,601 (S$715) psm per plot ratio
    - GFA of 283,568 sqm
    - Expected completion 2011
  - Qianjiang New Town, Jianggan District (new CBD)
- **Shanghai's Zhabei District site RMB598.1m**
  - Comprising offices and high-end hotel or serviced residences
    - Land cost RMB598.1m (S$119.6m) or RMB8,414 (S$1,671) psm per plot ratio
    - GFA of 71,085 sqm
    - Expected completion 2009
  - Shanghai Multimedia Valley, Ling Shi area


Hangzhou Site Location
Shanghai-Hangzhou Maglev Station
To Airport
Qianjiang New Town (Hangzhou new CBD)
Subject Site
West Lake
Qiantang River

CapitaLand

Retail



CapitaLand

Retail – Singapore

- **Own and manage Retail and Entertainment Zone of integrated hub at Vista Xchange, one-north**
  - — Total GFA of ~24,000 sq m
  - — Gross investment ~S$380m
  - — Direct connectivity to adjacent Buona Vista MRT; complement bustling Rochester and Holland Village enclaves
  - — Civic & Cultural Zone of integrated hub has 5,000-seat, world-class theatre
  - — Expected completion 2011





CapitaLand

Retail - China

CapitaRetail China Development Fund II (CRCDF II)

- Successfully closed with US$600 million (S$900 million) fund size
- Invest in China retail development projects
- CapitaLand holds 45%

...CRCDF II part of total US$1.6 billion to grow China retail real estate

CapitaRetail China Development Fund I - US$600 million (S$900 million)

CapitaRetail China Development Fund II - US$600 million (S$900 million)

CapitaRetail China Incubator Fund - US$425 million (S$648 million)

Retail - China

CRCT on track to achieve S$3.0b AUM by 2009

- **Injection of Xizhimen Mall (Beijing) into CapitaRetail China Trust (CRCT)**
  - S$336m consideration
  - 73,857 sq m Gross Rentable Area ("GRA") mall
  - 5.7% (FY08) & 6.4% (FY09) expected NPI yield
  - Option for CRCT to acquire "Phase 2" of mall (GRA: 11,539 sq m) with connectivity to MRT station and National Railway station





CapitaLand

Retail – China pipeline

Ownership	Operational	By 2007	By 2008	Total Malls
CRCT	7	-	-	7
CRCDF	6	4	10	20
CRCIF	1	0	4	5
CL	5	-	-	5
	19	4	14.0	37[1]

1. Current portfolio of 37 Retail Malls in China excluding 35 from MOU

Retail - Malaysia

Seed assets for proposed pure play Malaysian REIT

- **Gurney Plaza, Penang**
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sqft
- **MINES Shopping Fair, Selangor**
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sqft


Gurney Plaza, Penang



CapitaLand

Financial Services



CapitaLand

Financial Services

Two new funds

- **CapitaRetail China Development Fund II**
  - Raised S$900m
  - 3rd retail fund for China, making total fund size of US$1.6b
- **CapitaRetail India Development Fund**
  - US$600m target
  - Invest in retail development projects in India



16
13
10
8
5
3
0
S$Billion
3.1
6.0
8.5
14.3
15.7
2003
2004
2005
2006
3Q2007
REITS
Private Funds

-AUM includes ART & Ascott China Fund, which are managed by CapitaLand's subsidiary, The Ascott Group.

-Eureka Office Fund (AUM @ Jun'07: S$0.7B) was closed recently following the acquisition of the remaining 50% stake.

Analysis



CapitaLand

Analysis Of Revenue By SBU

SBU	9Mths '06 (S$'M)	9Mths '07 (S$'M)	Change	Comments
Residential[1,2]	1,584.8	**1,821.6**	14.9%	• **Higher contribution from China's operations.**
Commercial[1]	91.7	**143.1**	56.1%	• **Consolidation of Raffles City Shanghai as well as higher property management fee income, offsetting lower rental income due to the divestment of Temasek Tower.**
Retail	60.4	**83.7**	38.7%	• **Higher fee income and revenue from Clarke Quay (improved yield following asset enhancement works completed in 4Q06).**
Financial Svcs	76.6	**87.0**	13.5%	• **Higher fund management fees from enlarged AUM.**
TAG & ART	349.7	**344.4**	(1.5%)	• **Deconsolidation of ART, mitigated by strong overall REVPAU growth in majority of the geographical regions.**
Others & Consol Adj	(14.2)	**(11.4)**	19.7%	
Total Revenue	**2,149.0**	**2,468.4**	**14.9%**	

(1) Comparatives have been restated due to the Group's internal restructuring.
(2) Includes Australand's commercial operations and certain commercial assets in China.

Analysis Of EBIT By SBU

SBU	9Mths '06 (S$'M)	9Mths '07 (S$'M)	Change	Comments
Residential[1,2]	427.1	**629.1**	47.3%	• **All sectors' operation improved on the back of stronger sales, write back of previous provisions and fair value gains.**
Commercial[1]	121.5	**1,636.4**	NM	• **Mainly attributed to fair value gains arising from revaluation of investment properties in 1H07. Gains from sale of AIG Tower (HK), Chevron House and Temasek Tower as well as healthy operating performance also contributed to better financial performance.**
Retail	68.3	**169.7**	148.3%	• **Healthy operating performance and fair value gains arising from Singapore & China properties, which more than offset the one-off S$21.8m dilution gain from CMT in 3Q2006.**
Financial Svcs	50.0	**51.2**	2.5%	• **Increased revenue and higher share of associates profits, which was partially offset by higher operating expenses.**
TAG & ART	178.2	**229.9**	29.0%	• **Higher portfolio gains and strong operating performance.**
Others & Consol Adj[3]	258.4	**86.6**	(66.5%)	• **2006 includes share of gain from sale of Raffles City Singapore. 2007 comprises primarily of gain from placement of units in ART**
Total EBIT	1,103.4	**2,802.8**	154.0%	

(1) Comparatives have been restated due to the Group's internal restructuring.

(2) Includes Australand's commercial operations and certain commercial assets in China.

(3) Includes start up costs of new businesses. Comparatives included results from Raffles Holdings Ltd Group, which had ceased operations & delisted from the SGX on 13 Dec'06

Analysis Of EBIT By SBU
(ex revaluations)

SBU	9Mths '06 (S$'M)	9Mths '07 (S$'M)	Change	Comments
Residential[12]	427.1	**529.0**	23.8%	• **All sectors' operation improved on the back of stronger sales and write back of previous provisions.**
Commercial[1]	121.5	**1,129.1**	NM	• **Gains primarily from sale of Temasek Tower, Chevron House, AIG Tower (HK) as well as healthy operating performance contributed to better financial performance.**
Retail	68.3	**68.0**	-	• **Healthy operating performance more than offset the one-off S$21.8m dilution gain from CMT in 3Q2006.**
Financial Svcs	50.0	**51.2**	2.5%	• **Increased revenue and higher share of associates profits, which was partially offset by higher operating expenses.**
TAG & ART	178.2	**229.3**	28.7%	• **Higher portfolio gains and strong operating performance.**
Others & Consol Adj[3]	258.4	**86.6**	(66.5%)	• **2006 includes share of gain from sale of Raffles City Singapore. 2007 comprises mainly of gain from placement of units in ART**
Total EBIT	1,103.4	**2,093.3**	89.7%	

(1) Comparatives have been restated due to the Group's internal restructuring.

(2) Includes Australand's commercial operations and certain commercial assets in China.

(3) Includes start up costs of new businesses. Comparatives included results from Raffles Holdings Ltd Group, which had ceased operations & delisted from the SGX on 13 Dec'06

Thank You



CapitaLand

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Oct-2007 17:35:30
Announcement No.	00077

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Notice of Books Closure and Distribution Payment Date"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.BCD3Q2007.26Oct07.pdf Total size = **88K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **5 November 2007 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 3.40 cents per unit in CMT ("**Unit**") for the period from 1 July 2007 to 30 September 2007 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **29 November 2007**.

DECLARATION FOR SINGAPORE TAX PURPOSES

The Distribution will comprise two components:

(i) distribution out of capital (the "**capital component**"); and

(ii) distribution of taxable income (the "**taxable income component**").

(i) CAPITAL COMPONENT OF THE DISTRIBUTION

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For Unitholders who are liable to Singapore income tax on profits from sale of CMT units, the amount of capital component will be applied to reduce the cost base of their CMT units for Singapore income tax purposes.

(ii) TAXABLE INCOME COMPONENT OF THE DISTRIBUTION

The taxable income component of the Distribution is a distribution of income to Unitholders for Singapore income tax purposes. Tax will be deducted at source from the taxable income component in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such component and the term "income distribution" used thereafter refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross income distribution. The income distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross income distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form**

A"). They will receive Form A from CMT's Unit Registrar, Boardroom Corporate & Advisory Services Pte. Ltd. (formerly known as Lim Associates (Pte) Ltd), and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross income distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their income distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross income distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive an income distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return the Form to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their income distribution net of 18% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 7 November 2007.

Unitholders must complete and return the applicable form to Boardroom Corporate & Advisory Services Pte. Ltd.'s office by 16 November 2007 at 5.00 p.m. in order to receive a gross income distribution or an income distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The income distribution is considered as income for the year 2007. Beneficial owners of the Distribution, other than those who are exempt from tax on the income distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross income distribution as taxable income in their income tax return for the year of assessment 2008.

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
5 November 2007 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 16 November 2007 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
29 November 2007	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
26 October 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR SHARES IN FLICKER PROJECTS PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail India Investments Pte. Ltd. has subscribed for and been allotted 100,000 equity shares of Rupees 10 each in the share capital of Flicker Projects Private Limited ("Flicker") for a cash consideration of Rupees 1,000,000 (approximately S$38,000) (the "Subscription").

The Subscription represents 91% of the total issued share capital of Flicker. The remaining 9% equity interest in Flicker is held by a party unrelated to CapitaLand. Following the Subscription, Flicker has become an indirect subsidiary of CapitaLand.

Flicker is a private limited company incorporated in India whose principal activity is real estate development.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 October 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF MORGANITE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect associated company, Morganite Pte. Ltd. ("Morganite") has increased its issued and paid-up share capital from S$20 to S$1,000,000 (the "Share Increase") by an allotment and issue of 999,980 new ordinary shares (the "Shares") for a cash consideration of S$999,980.

CapitaLand's indirect wholly-owned subsidiary, CRL Realty Pte Ltd, has subscribed for and been allotted 349,993 Shares in Morganite (the "Subscription"). The remaining 649,987 Shares were subscribed by parties unrelated to CapitaLand.

Following the Share Increase and Subscription, CapitaLand's interest in Morganite remains at 35% comprising 350,000 ordinary shares.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 October 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Oct-2007 06:50:22
Announcement No.	00012

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "(A) Proposed private placement of new units in CapitaMall Trust; (B) Notice of cumulative distribution books closure and distribution payment date; and (C) CMT private placement to raise no less than S$350 million"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has on 29 October 2007 issued announcements and a news release on the above matters, as attached for information.
Attachments:	CMT.PressReleasefor.PtePlacement.29Oct07.pdf CMT.Noticeofbooksclosure.29Oct07.pdf CMT.Annc.Proposedpteplacementofnewunits.29Oct07.pdf Total size = **196K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT
PROPOSED PRIVATE PLACEMENT (THE "PRIVATE PLACEMENT") OF NEW UNITS (THE "NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF BETWEEN S$3.63 AND S$3.70 PER NEW UNIT TO RAISE GROSS PROCEEDS OF NO LESS THAN S$350.0 MILLION

1. Introduction

The Board of Directors of CapitaMall Trust Management Limited (in its capacity as the manager of CMT, the "**Manager**") hereby announces that the Manager proposes to raise no less than S$350.0 million by way of a private placement of New Units at an issue price (the "**Issue Price**") of between S$3.63 and S$3.70 per New Unit (the "**Issue Price Range**"). The total number of New Units to be issued under the Private Placement will depend on the actual Issue Price.

2. Details of the Private Placement

In connection with the Private Placement, the Manager has today entered into a placement agreement (the "**Placement Agreement**") with DBS Bank Ltd. ("**DBS**") and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**", and together with DBS, the "**Joint Lead Managers and Underwriters**") for the Private Placement pursuant to section 302C of the Securities and Futures Act, Chapter 289 of Singapore, at the Issue Price, so as to raise gross proceeds of no less than S$350.0 million. In the event of favourable demand for the New Units, the Manager may, with the agreement of the Joint Lead Managers and Underwriters, issue additional New Units to raise additional gross proceeds of up to S$150.0 million, so as to raise total gross proceeds of up to S$500.0 million.

At an Issue Price of S$3.70 (being the top-end of the Issue Price Range), a maximum of 135.1 million New Units will be issued; while at an Issue Price of S$3.63 (being the bottom-end of the Issue Price Range), a maximum of 137.7 million New Units will be issued. The actual Issue Price and the offering size will be determined following an accelerated book building process by agreement between (i) the Manager and (ii) the Joint Lead Managers and Underwriters commencing today .

The Manager will be making a formal application to Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the listing of, dealing in, and quotation of, the New Units on the Main Board of the SGX-ST. The Private Placement shall be subject to certain conditions precedent more particularly set out in the Placement Agreement, including the approval in-principle of the SGX-ST for the listing of, dealing in, and quotation of, the New Units on the Main Board of the SGX-ST.

3. Status of the New Units

It is the current intention that the New Units to be issued under the Private Placement will rank *pari passu* in all respects with the then existing units of CMT, including the right to receive all distributions declared, made or paid in respect of the period from the day such New Units are issued to 31 December 2007 as well as all distributions thereafter. SGX-ST will be informed if the arrangement is otherwise.

CMT's policy is to distribute its distributable income on a quarterly basis to Unitholders. The next distribution was originally scheduled to take place in respect of CMT's third quarter distributable income for the period 1 July 2007 to 30 September 2007 (the "Scheduled Distribution"). However, in conjunction with the Private Placement, the Manager intends to declare, in lieu of the Scheduled Distribution, a distribution of CMT's distributable income for the period from 1 July 2007 to the day immediately prior to the date on which New Units are issued under the Private Placement. The next distribution thereafter will comprise CMT's distributable income for the period from the day that New Units are issued pursuant to the Private Placement to 31 December 2007. Quarterly distributions will resume thereafter.

4. Authority to Issue the New Units

The trust deed constituting CMT, read with Rule 887(1) of the Listing Manual, provides that new units may be issued without the prior approval of the Unitholders in a general meeting of Unitholders if the issue (together with any other issue of Units in the same financial year) would not exceed 10.0% of the number of Units in issue at the end of the last financial year.

At the end of the last financial year, the number of Units in issue was 1,561,440,705.

3,140,806 Units have been issued in the present financial year. The maximum number of New Units to be issued pursuant to the Private Placement (approximately 137.7 million New Units), together with the 3,140,806 Units issued in the present financial year, would constitute approximately 9.02% of the number of Units in issue at the end of the last financial year, which is below the 10.0% limit. Accordingly, prior approval of the Unitholders is not required for the issue of the New Units.

5. Use of Proceeds

The Manager intends to utilise the net proceeds of approximately S$492.7 million derived from the Private Placement to repay short-term borrowings of S$453.6 million, with the

balance of the net proceeds after repayment of the borrowings to be utilised for working capital and asset enhancement purposes.

These short-term borrowings to be repaid comprise:

(i) *S$292.1 million of borrowings incurred for the purchase of a 72.8% interest in the Class E Bonds (as defined below) issued by CapitaRetail Singapore Limited ("**CRS**").*

In December 2003, CMT purchased S$58.0 million in principal amount of the Secured Fixed Rate Class E Bonds due 2009 issued by CRS and redeemable preference shares of S$0.10 each issued by CRS (which holds three suburban malls in Singapore, namely Lot One Shoppers' Mall, 90 out of 91 strata lots of Bukit Panjang Plaza and Rivervale Mall) in connection with the Secured Fixed Rate Class E Bonds (the preference shares and the Secured Fixed Rate Class E Bonds collectively, the "**Class E Bonds**"), amounting to a 27.2% interest in the Class E Bonds. In June 2007, CMT purchased the balance S$155.0 million in principal amount of the Class E Bonds, constituting the balance 72.8% interest in the Class E Bonds, which were not held by it then. The Manager incurred short-term borrowings of S$292.1 million for the purchase of the balance 72.8% interest in the Class E Bonds.

(ii) *S$93.3 million of borrowings incurred for the acquisition of a 20.0% interest in CapitaRetail China Trust ("**CRCT**")*

In November 2006, CMT acquired 95.1 million units in CRCT, at an aggregate committed capital of S$93.3 million amounting to a 20.0% interest in CRCT. The Manager incurred certain borrowings of S$93.3 million for the acquisition of the 20.0% interest in CRCT.

(iii) *S$68.2 million of borrowings incurred to fund various asset enhancement initiatives*

The actual utilisation of the net proceeds will depend on the actual amount of gross proceeds raised under the Private Placement and will be announced in due course.

6. Rationale for the Private Placement

As at 30 September 2007, CMT has a gearing level of approximately 40.7%. Assuming that the short-term borrowings of S$453.6 million are fully repaid, CMT's gearing will be reduced to approximately 32.9%. This will increase CMT's debt capacity and enhance its financial flexibility in funding future potential acquisition opportunities. Further, the Manager wishes to reiterate that its principal investment strategy is to invest in real estate in Singapore which is income producing and which is used, or substantially used, for

retail purposes. In line with the Manager's acquisition growth strategy for CMT, CMT targets to grow its portfolio in Singapore to approximately S$8.0 billion by 2010[1].

The Private Placement is expected not to have a material impact on CMT's distribution per Unit.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
(as manager of CapitaMall Trust)

Kannan Malini
Company Secretary

29 October 2007

Important Notice

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses (including employee wages, benefits and training costs), property expenses and governmental and public policy changes. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them, if any, may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors should note that they will have no right to request the Manager to redeem or purchase their Units for so long as the Units are listed on the SGX-ST. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

---

[1] The Manager does not guarantee that such acquisition growth targets will be achieved.

Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States, Japan or Canada. It is not an offer of securities for sale in the United States. The Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

NOTICE OF CUMULATIVE DISTRIBUTION BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

Further to the prior notice of books closure and distribution payment date of 26 October 2007 which is hereby superceded, NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **6 November 2007 at 5.00 p.m.** (the "**Cumulative Distribution Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income for the period from 1 July 2007 to the day immediately prior to the date on which new units in CMT ("**New Units**") will be issued pursuant to the private placement of New Units (the "**Private Placement**") announced today (the "**Cumulative Distribution**"). The next distribution following the Cumulative Distribution will comprise CMT's distributable income for the period from the day the New Units are issued pursuant to the Private Placement (as announced on 29 October 2007) to 31 December 2007. Quarterly distributions will resume thereafter.

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with units in CMT ("**Units**") as at the Cumulative Distribution Books Closure Date will be entitled to the Cumulative Distribution (which currently expected to be paid on or about **29 November 2007**).

The current expectation of CapitaMall Trust Management Limited, as manager of CMT (the "Manager"), is that the quantum of the distribution per Unit under the Cumulative Distribution will be between 4.83 cents and 4.93 cents, and no less than 4.83 cents. The actual quantum of the distribution per Unit will be announced on or about 16 November 2007, after the management accounts of CMT for the relevant period have been finalised.

<u>DECLARATION FOR SINGAPORE TAX PURPOSES</u>

The Cumulative Distribution will comprise two components:

(i) distribution out of capital (the "**capital component**"); and

(ii) distribution of taxable income (the "**taxable income component**").

(i) CAPITAL COMPONENT OF THE CUMULATIVE DISTRIBUTION

The capital component of the Cumulative Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For Unitholders who are liable to Singapore income tax on profits from sale of

CMT units, the amount of capital component will be applied to reduce the cost base of their CMT units for Singapore income tax purposes.

(ii) TAXABLE INCOME COMPONENT OF THE CUMULATIVE DISTRIBUTION

The taxable income component of the Cumulative Distribution is a distribution of income to Unitholders for Singapore income tax purposes. Tax will be deducted at source from the taxable income component in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such component and the term "income distribution" used thereafter refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross income distribution. The income distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross income distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Boardroom Corporate & Advisory Services Pte. Ltd. (formerly known as Lim Associates (Pte) Ltd), and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross income distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their income distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory

Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross income distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive an income distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return the Form to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their income distribution net of 18% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 9 November 2007.

Unitholders must complete and return the applicable form to Boardroom Corporate & Advisory Services Pte. Ltd's. office by 16 November 2007 at 5.00 p.m. in order to receive a gross income distribution or an income distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The income distribution is considered as income for the year 2007. Beneficial owners of the Cumulative Distribution, other than those who are exempt from tax on the income distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross income distribution as taxable income in their income tax return for the year of assessment 2008.

The capital component of the Cumulative Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
6 November 2007 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 16 November 2007 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
29 November 2007	Payment of Cumulative Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
29 October 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

News Release

29 October 2007
For Immediate Release

CMT Private Placement To Raise No Less Than S$350 million

New Units at Issue Price of between S$3.63 to S$3.70 per unit

Singapore, 29 October 2007 – CapitaMall Trust Management Limited ("**CMTML**"), the manager of CapitaMall Trust ("**CMT**"), is pleased to announce that it proposes to issue New Units, through a private placement (the "**Private Placement**") at an issue price (the "**Issue Price**") of between S$3.63 and S$3.70 per New Unit (the "**Issue Price Range**"), to raise gross proceeds of S$350.0 million. The New Units are to be placed by Joint Lead Managers and Underwriters, DBS Bank Limited ("**DBS**") and UBS AG (acting through its business group, UBS Investment Bank ("**UBS**")). In the event of a favourable response for the New Units, additional New Units may be issued to raise a further S$150.0 million, bringing the total gross proceeds to be raised to up to S$500.0 million. Following the Private Placement, CMT's gearing is expected to be reduced from approximately 40.7% to 32.9%. The Private Placement is also not expected to have any dilutive impact on distribution per unit to Unitholders.

Mr Pua Seck Guan, Chief Executive Officer of CMTML, said, "The proposed private placement of New Units to quality long term institutional investors is expected to reduce CMT's gearing, which will not only further enhance our debt capacity but also provide greater financial flexibility to pursue yield accretive acquisition opportunities in Singapore. In addition, the added financial capability will put us in good stead to maintain our 20.0% stake in CapitaRetail China Trust, which recently announced the proposed acquisition of the prime Xizhimen Mall in Beijing. Together with our quality portfolio which offers strong organic growth and substantial value creation opportunities, we are confident that the Private Placement will receive strong support from local and international institutional investors."

Private Placement

Based on the top-end and bottom end of the Issue Price Range, at an Issue Price of S$3.70 per unit and S$3.63 per unit respectively, a maximum of 135.1 million New Units and 137.7 million New Units will be issued. The actual Issue Price and offering size will be determined following an accelerated book building process by agreement between CMTML and the Joint Lead Managers and Underwriters commencing today.

Use of Proceeds

The net proceeds from the Private Placement of up to approximately S$492.7 million will be used to repay short-term borrowings of S$453.6 million. The remaining balance of the net proceeds will be utilised for working capital and asset enhancement purposes. The short term borrowings to be repaid comprise:

1. ***S$292.1 million*** incurred for the acquisition of a 72.8% of Interest in the Class E Bonds issued by CapitaRetail Singapore Limited ("**CRS**") in June 2007. CRS holds three prime suburban malls in Singapore, namely Lot One Shoppers' Mall, 90 out of 91 strata lots of Bukit Panjang Plaza and Rivervale Mall.

2. ***S$93.3 million*** incurred for the acquisition of a 20.0% stake in CapitaRetail China Trust ("**CRCT**") in November 2006. CMT acquired 95.1 million units in CRCT, at an aggregate committed capital of S$93.3 million amounting to a 20.0% interest in CRCT. CRCT, the first pure-play China retail real estate investment trust was listed on the Securities Exchange of Singapore on 8 December 2007.

3. ***S$68.2 million*** incurred to fund various on-going asset enhancement initiatives within the CMT portfolio.

The final utilisation of the net proceeds will depend on the actual amount of gross proceeds raised under the Private Placement.

Status and Listing of the New Units

The New Units to be issued under the Private Placement will rank *equal* in all respects with the then existing units of CMT and will qualify for any distributions which may be paid for the period from the day the New Units are issued to 31 December 2007, as well as distributions thereafter.

CMT's policy is to distribute its distributable income on a quarterly basis to Unitholders. The next distribution was originally scheduled to take place in respect of CMT's third quarter distributable income for the period 1 July 2007 to 30 September 2007 (the "**Scheduled Distribution**"). However, in conjunction with the Private Placement, CMTML intends to declare, in lieu of the Scheduled Distribution, a distribution of CMT's distributable income for the period from 1 July 2007 to the day immediately prior to the date on which New Units are issued under the Private Placement. The next distribution thereafter will comprise CMT's distributable income for the period from the day that New Units are issued pursuant to the Private Placement to 31 December 2007. Quarterly distributions will resume thereafter.

About CapitaMall Trust (www.capitamall.com)

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by market capitalisation and asset size in Singapore, with a market capitalisation and asset size of approximately S$5.9 billion and S$5.8 billion respectively as at 29 October 2007. CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 30 September 2007, CMT Group's portfolio comprised a diverse list of over 1,800 leases with local and international retailers and achieved a committed occupancy of close to 100.0%. CMT Group's 13 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, 40.0% interest in Raffles City Singapore, Lot One, Bukit Panjang Plaza and Rivervale Mall. CMT also has a 20.0% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States, Japan or Canada. It is not an offer of securities for sale in the United States. The Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, accordingly may not be offered or sold within the United States or to, or for the benefit of,

U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

Issued by CapitaMall Trust Management Limited

(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com
Website : www.capitamall.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Oct-2007 18:48:16
Announcement No.	00177

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Payment of management fee by way of issue of units in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCTAnnc.PaymentOfMgrFees3Q0731Oct07.pdf Total size = **72K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITARETAIL CHINA TRUST

CapitaRetail China Trust Management Limited (the "**Manager**"), as manager of CapitaRetail China Trust ("**CRCT**"), wishes to announce that 176,553 units in CRCT ("**Units**") have been issued to the Manager today as payment of the Performance Component[1] (as defined in the Trust Deed) of the Management Fee (as defined in the Trust Deed) for the period from 1 July 2007 to 30 September 2007 (all dates inclusive).

The 176,553 Units have been issued at an issue price of S$2.6599 per Unit. The issue price per Unit for the 176,553 Units is the volume weighted average price for a Unit for all trades on Singapore Exchange Securities Trading Limited in the ordinary course of trading for the period of ten business day preceding 30 September 2007.

The Units have been issued to the Manager as payment of the Performance Component of the Management Fee (as defined in the Trust Deed) in relation to Wangjing Mall, Jiulong Mall, Anzhen Mall, Qibao Mall, Xinwu Mall, Jinyu Mall and Zhengzhou Mall.

This manner of payment of the Management Fee in Units was disclosed in the CRCT initial public offering prospectus dated 29 November 2006.

With the above-mentioned issue of Units, the Manager holds an aggregate of 516,796 Units and the total number of Units in issue is 476,147,309.

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
31 October 2007

[1] Under the deed of trust dated 23 October 2006 constituting CRCT (as amended) (the "**Trust Deed**"), the Manager is entitled to receive for its own account from the Deposited Property (as defined in the Trust Deed), in relation to any Financial Year (as defined in the Trust Deed), the Performance Fee (as defined in the Trust Deed), being a fee equal to a rate of 4.0% per annum (or such lower percentage as may be determined by the Manager in its absolute discretion) of the Net Property Income (as defined in the Trust Deed) of CRCT for each Financial Year (calculated before accounting for the Performance Fee in that Financial Year).

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN PAID-UP SHARE CAPITAL OF INDIRECT SUBSIDIARY, CAPITALAND INDIA PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary, CapitaLand India Private Limited ("CapitaLand India") has increased its paid-up share capital from Rs. 21,000,000 to Rs. 39,000,000 (the "Share Increase") by an allotment and issue of an additional 1,800,000 equity shares of Rs. 10 each to its shareholder, Lonsvale Pte Ltd ("Lonsvale"), an indirect wholly-owned subsidiary of CapitaLand, for a cash consideration of Rs. 18,000,000 (approximately S$680,000).

Following the Share Increase, Lonsvale holds a total of 3,899,999 equity shares of Rs. 10 each in CapitaLand India

The Share Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 October 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Oct-2007 07:00:38
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "(A) Proposed private placement of 97.0 million new units in CapitaMall Trust; and (B) CapitaMall Trust's private placement fully subscribed"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, had on 30 October 2007 issued an announcement and a news release on the above matters, as attached for information.
Attachments:	CMT.NewsRelease.CMTPtePlacementFullySubscribed.30Oct07.pdf CMT.Annc.ProposedPtePlacementof97MillionNewUnits.30Oct07.pdf Total size = **129K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore
pursuant to trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

PROPOSED PRIVATE PLACEMENT OF 97.0 MILLION NEW UNITS (THE "NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF S$3.63 PER NEW UNIT

1. Introduction

Further to its announcement of 29 October 2007 in relation to the proposed private placement (the "**Private Placement**"), the Board of Directors of CapitaMall Trust Management Limited (in its capacity as manager of CMT, the "**Manager**") wishes to announce that DBS Bank Ltd. and UBS AG, acting through its business group, UBS Investment Bank, as the joint lead managers and underwriters for the Private Placement (the " **Joint Lead Managers and Underwriters**"), in consultation with the Manager, have decided to close the book of orders for the Private Placement at 6.00pm on 30 October 2007.

The issue price per New Unit has been fixed at S$3.63 per New Unit (the "**Issue Price**"), as agreed between (i) the Manager and (ii) the Joint Lead Managers and Underwriters, following an accelerated book building process. At the Issue Price, 97.0 million New Units are available for subscription under the Private Placement (representing approximately 6.2% of all Units on issue as at the date of this announcement) at an aggregate issue price of approximately S$352.1 million. At the close of the book of orders, the Private Placement was fully subscribed.

The Issue Price represents a discount of approximately 3.2% to CMT's volume weighted average price of the existing units in CMT ("**Units**") based on all trades in the Units on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the full market day of 29 October 2007.

2. Listing of and Quotation for the New Units

The Manager has made an application to the SGX-ST for the listing and quotation of the New Units on the Main Board of the SGX-ST. Subject to the SGX-ST granting its approval in-principle, the trading of the New Units on the SGX-ST is currently expected to

commence on or about 7 November 2007. The Manager will make an announcement through SGXNET once the in-principle approval of SGX-ST has been obtained.

3. Status of the New Units

The New Units to be issued under the Private Placement will rank *pari passu* in all respects with the then existing units of CMT, including the right to receive all distributions declared, made or paid in respect of the period from the day such New Units are issued to 31 December 2007 as well as all distributions thereafter.

CMT's policy is to distribute its distributable income on a quarterly basis to Unitholders. The next distribution was originally scheduled to take place in respect of CMT's third quarter distributable income for the period 1 July 2007 to 30 September 2007 (the "**Scheduled Distribution**"). However, in conjunction with the Private Placement, the Manager intends to declare, in lieu of the Scheduled Distribution, a distribution of CMT's distributable income for the period from 1 July 2007 to the day immediately prior to the date on which New Units are issued under the Private Placement. The New Units will not be entitled to such distribution. The next distribution thereafter will comprise CMT's distributable income for the period from the day that New Units are issued pursuant to the Private Placement to 31 December 2007. Quarterly distributions will resume thereafter.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
(as manager of CapitaMall Trust)

Kannan Malini
Company Secretary

30 October 2007

Important Notice

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses (including employee wages, benefits and training costs), property expenses and governmental and public policy changes. Investors are cautioned not to place undue

reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them, if any, may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors should note that they will have no right to request the Manager to redeem or purchase their Units for so long as the Units are listed on the SGX-ST. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States, Japan or Canada. It is not an offer of securities for sale in the United States. The Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

CapitaMall Trust

News Release

30 October 2007
For Immediate Release

CapitaMall Trust's Private Placement Fully Subscribed

Raises approximately S$352.1 million at S$3.63 per unit

Singapore, 30 October 2007 – CapitaMall Trust Management Limited ("**CMTML**"), the manager of CapitaMall Trust ("**CMT**"), is pleased to inform that 97.0 million New Units have been fully subscribed by investors through a private placement (the "**Private Placement**"), at an issue price of S$3.63 per New Unit (the "**Issue Price**"), raising aggregate gross proceeds of approximately S$352.1 million. The Private Placement is expected to reduce CMT's gearing from 40.7% to 34.9%.

The issue price of S$3.63 represents a discount of approximately 3.2% to CMT's volume weighted average price of the existing units in CMT ("**Units**"), based on all trades in the Units on Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the full market day of 29 October 2007. The book building exercise by Joint Lead Managers and Underwriters, DBS Bank Limited ("**DBS**") and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**"), commenced in the evening of 29 October 2007, and closed at 6.00 pm (Singapore Time) on 30 October 2007. The total demand book comprised over 30 quality long-term institutional investors from Switzerland, off-shore United States, Europe, Asia and Australia.

Mr Pua Seck Guan, Chief Executive Officer of CMTML, said, "We would like to thank all investors who have subscribed for the New Units under the Private Placement. The support from a wide spectrum of property-focused local and international investors is indeed a testament of their confidence in our strong execution and delivery capabilities. With our strengthened debt capacity, we are now well-poised to pursue yield accretive acquisition opportunities in Singapore to deliver stable distributions and sustainable total returns to Unitholders. "

Status and Listing of the New Units

The New Units to be issued under the Private Placement will rank equal in all respects with the then existing units of CMT and will qualify for any distributions which may be paid for the period from the day the New Units are issued to 31 December 2007, as well as distributions thereafter. Subject to the SGX-ST granting its approval in-principle, the trading of the New Units on the SGX-ST is currently expected to commence on or about 7 November 2007.

CMT's policy is to distribute its distributable income on a quarterly basis to Unitholders. The next distribution was originally scheduled to take place in respect of CMT's third quarter distributable income for the period 1 July 2007 to 30 September 2007 (the "**Scheduled Distribution**"). However, in conjunction with the Private Placement, CMTML intends to declare, in lieu of the Scheduled Distribution, a distribution of CMT's distributable income for the period from 1 July 2007 to the day immediately prior to the date on which New Units are issued under the Private Placement. The New Units will not be entitled to such distribution. The next distribution thereafter will comprise CMT's distributable income for the period from the day that New Units are issued pursuant to the Private Placement to 31 December 2007. Quarterly distributions will resume thereafter.

About CapitaMall Trust (www.capitamall.com)

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by market capitalisation and asset size in Singapore, with a market capitalisation and asset size of approximately S$5.9 billion and S$5.8 billion respectively as at 30 October 2007. CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 30 September 2007, CMT Group's portfolio comprised a diverse list of over 1,800 leases with local and international retailers and achieved a committed occupancy of close to 100.0%. CMT Group's 13 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura,

Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, 40.0% interest in Raffles City Singapore, Lot One, Bukit Panjang Plaza and Rivervale Mall.

CMT also has a 20.0% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States, Japan or Canada. It is not an offer of securities for sale in the United States. The Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com
Website : www.capitamall.com

END